   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000



                                                      REGISTRATION NO. 333-45010

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                               AMENDMENT NO. 1 TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933

                            ------------------------

                                  UPROAR INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7375                            52-2192125
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER IDENTIFICATION
  INCORPORATION OR ORGANIZATION)             CLASSIFICATION                        NUMBER)
                                              CODE NUMBER)

                            ------------------------

                              240 WEST 35TH STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 714-9500
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                KENNETH D. CRON
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              240 WEST 35TH STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 714-9500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

        BABAK YAGHMAIE, ESQ.                   DAVID J. JOHNSON, JR., ESQ.
        ADAM M. DINOW, ESQ.                        DAVID L. ORLIC, ESQ.
GUNDERSON DETTMER STOUGH VILLENEUVE               O'MELVENY & MYERS LLP
     FRANKLIN & HACHIGIAN, LLP                    400 SOUTH HOPE STREET
          733 THIRD AVENUE                        LOS ANGELES, CA 90071
         NEW YORK, NY 10017

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective time of the merger described in this Registration Statement.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[UPROAR LOGO]                                                       [IRWIN LOGO]

To the stockholders of Uproar and iwin:

     The boards of directors of Uproar and of iwin have approved an agreement and plan of reorganization that will result in iwin becoming a wholly owned subsidiary of Uproar through the merger of a wholly owned subsidiary of Uproar with and into iwin. If the merger is completed:

     - Uproar stockholders will continue to own their existing shares of Uproar common stock;

     - each outstanding share of iwin common stock and preferred stock will be exchanged for approximately 0.83 of a share of Uproar common stock;

     - the size of the board of directors of Uproar will be increased from eight
       (8) to ten (10) members; and

     - Richard Janssen, Gary Loveman and Frederick Krueger will become members of the board of directors of Uproar.

     It is estimated that iwin stockholders will hold, in the aggregate, approximately 31% of the issued and outstanding shares of Uproar common stock following the merger. The outstanding options and warrants to purchase iwin common stock will be assumed by Uproar following the merger, and it is estimated that these options and warrants will be converted into options and warrants to purchase approximately 1,835,000 shares of Uproar common stock. A vote in favor of the merger and the agreement and plan of reorganization or the related issuance of Uproar common stock will be effective whether or not the actual exchange ratio differs from the estimated exchange ratio set forth above. Uproar's common stock is quoted on the Nasdaq National Market under the symbol "UPRO" and on the European Association of Securities Dealers' Automated Quotation System, or EASDAQ, under the symbols "UPRO" and "UPROrs". On August 23, 2000, the closing price for Uproar common stock reported on the Nasdaq National Market was $6.75 per share and on EASDAQ under the symbol "UPROrs" was E7.80, or $6.994, per share. On August 23, 2000, Uproar had 29,386,788 shares of common stock outstanding.

     AFTER CAREFUL CONSIDERATION, THE BOARDS OF DIRECTORS OF UPROAR AND IWIN HAVE DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF THEIR RESPECTIVE STOCKHOLDERS, AND EACH BOARD UNANIMOUSLY RECOMMENDS VOTING FOR APPROVAL OF THE MERGER AND THE RELATED TRANSACTIONS.


     This document provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. IN PARTICULAR, PLEASE SEE THE SECTION ENTITLED "RISK FACTORS" ON PAGE 14 OF THIS DOCUMENT FOR A DISCUSSION OF RISKS ASSOCIATED WITH THE MERGER. The merger cannot be completed unless iwin's stockholders approve the merger and the agreement and plan of reorganization and Uproar's stockholders approve the issuance of Uproar common stock pursuant to the agreement and plan of reorganization. We have scheduled special meetings for you to vote on the merger and the agreement and plan of reorganization and the related issuance of shares of Uproar common stock. At the special meeting, Uproar's stockholders will also be asked to approve an amendment and restatement of the Uproar Inc. 2000 Stock Incentive Plan which increases the number of shares of Uproar common stock reserved for issuance under the plan. The dates, times and places of the special meetings are as follows:


For Uproar stockholders:

October 18, 2000


10:00 a.m. New York time, at

Uproar Inc.
240 West 35th Street
New York, New York 10001

For iwin stockholders:

October 18, 2000

10:00 a.m. California time, at
iwin.com, Inc.
10940 Wilshire Boulevard
Los Angeles, California 90024

     Whether or not you plan to attend a special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. YOUR VOTE IS VERY IMPORTANT.

                                KENNETH D. CRON
                           Chairman of the Board and
                            Chief Executive Officer
                                  Uproar Inc.

                              FREDERICK R. KRUEGER
                            Chief Executive Officer
                                 iwin.com, Inc.

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE UPROAR COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS JOINT PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This joint proxy statement/prospectus is dated and was first mailed to stockholders on or about September 18, 2000.

                                  UPROAR INC.
                              240 WEST 35TH STREET
                            NEW YORK, NEW YORK 10001

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON OCTOBER 18, 2000



     A special meeting of stockholders of Uproar Inc., a Delaware corporation, will be held on October 18, 2000, at 10:00 a.m., New York time, at 240 West 35th Street, New York, New York, to consider and act upon the following proposals:


1. To approve the issuance of up to an estimated maximum of 14,008,303 shares of Uproar common stock to the stockholders of iwin.com, Inc., a Delaware corporation, and the assumption of all outstanding options and warrants of iwin as contemplated by the agreement and plan of reorganization, dated as of July 25, 2000, by and among Uproar, iwin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Uproar, iwin, Frederick Krueger, as stockholders' agent, and the stockholders of iwin listed on the signature pages thereof. Under the agreement and plan of reorganization, iwin Acquisition Corporation will be merged with and into iwin, with iwin being the surviving corporation. If this proposal is approved, outstanding iwin stock options and warrants will be assumed by Uproar and will convert into options and warrants to purchase up to an additional estimated 1,835,000 shares of Uproar common stock at various exercise prices.

2. To approve the amendment and restatement of the Uproar Inc. 2000 Stock Incentive Plan to increase the number of shares of Uproar common stock reserved for issuance under the plan from 6,750,000 to 9,000,000 shares.

3. To transact such other business as may properly come before the Uproar special meeting or any adjournment or postponement of the meeting.

     The close of business on September 11, 2000 has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the Uproar special meeting or any adjournment or postponement of the meeting. Only holders of record of Uproar common stock at the close of business on the record date may vote at the Uproar special meeting.

     All holders of Uproar common stock are cordially invited to attend the Uproar special meeting in person. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE UPROAR SPECIAL MEETING, YOU ARE URGED TO FOLLOW THESE STEPS: IF YOUR SHARES ARE TRADED ON NASDAQ, PLEASE COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE; IF YOUR SHARES ARE TRADED ON EASDAQ, PLEASE CONTACT YOUR INTERMEDIARY BANK OR BROKER, OR CONTACT EUROCLEAR OR CLEARSTREAM BANKING, AS PROMPTLY AS POSSIBLE FOR INSTRUCTIONS ON HOW TO VOTE YOUR SHARES OR TO ATTEND THE MEETING. YOUR VOTE IS VERY IMPORTANT.

                                          By Order of the Uproar Board of
                                          Directors,

                                          --------------------------------------
                                          Robert D. Marafioti
                                          Secretary

New York, New York

September 18, 2000

                                 IWIN.COM, INC.
                            10940 WILSHIRE BOULEVARD
                         LOS ANGELES, CALIFORNIA 90024

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON OCTOBER 18, 2000



     A special meeting in lieu of the annual meeting of stockholders of iwin.com, Inc., a Delaware corporation, will be held on October 18, 2000 at 10:00 a.m., California time, at 10940 Wilshire Boulevard, Los Angeles, California, to consider and act upon the following proposals:


1. To approve and adopt the merger and the agreement and plan of reorganization, dated as of July 25, 2000, among Uproar Inc., a Delaware corporation, iwin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Uproar, iwin, Frederick Krueger, as stockholders' agent, and the stockholders of iwin listed on the signature pages thereof, that will result in iwin becoming a wholly owned subsidiary of Uproar.

2. To approve the appointment of Frederick Krueger, currently iwin's Chief Executive Officer, as the indemnification representative to act on behalf of the iwin stockholders in connection with the merger and the escrow agreement referred to in the agreement and plan of reorganization.

3. To approve the grant made to Scott Kaufman, Vice President of Product Management, of an option to purchase 480,420 shares of iwin common stock at a price of $5.46 per share conditioned on the merger closing.

4. To transact such other business as may properly come before the iwin special meeting or any adjournment or postponement of the meeting.


     The close of business on September 11, 2000 has been fixed as the record date for the determination of stockholders entitled to notice of, and to vote at, the iwin special meeting or any adjournment or postponement of the meeting. Only holders of record of iwin common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock at the close of business on the record date may vote at the iwin special meeting.


     All holders of iwin common stock, Series A preferred stock, Series B preferred stock, and Series C preferred stock are cordially invited to attend the iwin special meeting in person. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE IWIN SPECIAL MEETING, YOU ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. YOUR VOTE IS VERY IMPORTANT.

                                          By Order of the iwin Board of
                                          Directors,

                                          --------------------------------------
                                          Frederick Krueger
                                          Chief Executive Officer

Los Angeles, California

September 18, 2000

               QUESTIONS AND ANSWERS ABOUT THE UPROAR/IWIN MERGER

Q: WHY ARE THE COMPANIES PROPOSING THE MERGER?

A: We believe that iwin's strengths and capabilities complement Uproar's business and that the merger will enhance the combined company's ability to more effectively compete in the online entertainment market.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: If the merger is completed, we estimate that each iwin stockholder will receive approximately 0.83 of a share of Uproar common stock for each share of iwin stock owned. Uproar will not issue fractional shares of common stock. Instead of any fractional shares, iwin stockholders will receive cash based on the market price of Uproar common stock as quoted on the Nasdaq National Market on the closing date of the merger. Uproar common stock is traded on the Nasdaq National Market under the symbol "UPRO," and on August 23, 2000, the Uproar common stock closed at $6.75 per share. Because the exchange ratio will be fixed but the market price of Uproar common stock is subject to fluctuation, the market value of the shares of Uproar common stock that iwin stockholders will receive in the merger may increase or decrease prior to and following the merger. We urge you to obtain current market quotations for Uproar common stock. The current stockholders of Uproar will continue to own their existing shares of Uproar common stock.

Q: WHEN WILL THE MERGER BE COMPLETED?


A:  We hope to complete the merger by the end of October 2000.


Q: SHOULD IWIN STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A: No. After we complete the merger, iwin will send you instructions explaining how to exchange your shares of iwin stock for the appropriate number of shares of Uproar common stock.

Q: SHOULD UPROAR STOCKHOLDERS SEND IN THEIR STOCK CERTIFICATES?

A: No. Uproar stockholders will continue to own their shares of Uproar common stock after the merger and should continue to hold their stock certificates.

Q: HOW DO I VOTE?

A: If you hold Uproar shares traded on Nasdaq or iwin shares, mail your signed proxy card in the enclosed return envelope as soon as possible. If you hold Uproar shares traded on EASDAQ, please contact your intermediary bank or broker, or contact Euroclear or Clearstream Banking, as soon as possible for instructions on how to vote your shares. You may also attend the meeting for the company of which you are a stockholder in person instead of submitting a proxy. However, if you hold Uproar shares traded on EASDAQ, you must comply with Euroclear or Clearstream Banking System guidelines in order to attend. In the case of Uproar's stockholders, if your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the special meeting.

Q: HOW CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY PROXY?

A: You may change your vote by delivering a signed revocation or a subsequently dated, signed proxy card to Uproar's or iwin's corporate secretary, as applicable, before the stockholder meeting, or by attending the stockholder meeting and voting in person.

Q: ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE MERGER?


A: Yes. We have set out under the heading "Risk Factors" beginning on page 14 of this joint proxy statement/prospectus a number of risk factors that you should carefully consider prior to voting.


Q: WHOM CAN I CALL WITH QUESTIONS?

A:  If you are an Uproar stockholder, please call Uproar Investor Relations at
(212) 714-9500. If you are an iwin stockholder, please call iwin Investor Relations at (310) 264-4300.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
SELECTED CONSOLIDATED FINANCIAL DATA OF UPROAR INC. ........    7
SELECTED FINANCIAL DATA OF IWIN.COM, INC. ..................    9
SELECTED UPROAR INC. AND IWIN.COM, INC. UNAUDITED PRO FORMA
  CONSOLIDATED FINANCIAL DATA...............................   10
MARKET PRICE INFORMATION....................................   11
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................   13
RISK FACTORS................................................   14
  Risks Relating to the Merger..............................   14
  Risks Relating to Uproar..................................   17
  Risks Relating to iwin....................................   23
  Risks Related to the Business and Industry of Both Uproar
     and iwin...............................................   24
THE UPROAR SPECIAL MEETING..................................   30
THE IWIN SPECIAL MEETING....................................   32
THE MERGER..................................................   35
  Background of the Merger..................................   35
  Joint Reasons for the Merger..............................   36
  Recommendation of the Board of Directors of Uproar;
     Uproar's Reasons for the Merger........................   37
  Recommendation of the Board of Directors of iwin; iwin's
     Reasons for the Merger.................................   37
  Opinion of Bear Stearns...................................   38
  Interests of Executive Officers and Directors of Uproar
     and iwin in the Merger.................................   42
  Treatment of iwin Common Stock, Preferred Stock, Options,
     and Warrants...........................................   43
  Escrow Arrangements.......................................   44
  Composition of Uproar Board of Directors..................   44
  Accounting Treatment of the Merger........................   44
  Regulatory Approvals......................................   44
  Material Federal Income Tax Considerations................   45
  Appraisal Rights..........................................   48
  Nasdaq National Market and EASDAQ Quotations..............   50
  Resales of Uproar Common Stock Issued in Connection with
     the Merger; Affiliate Agreements, Lock-up Agreements...   50
  Operations Following the Merger...........................   50
THE AGREEMENT AND PLAN OF REORGANIZATION....................   51
  General...................................................   51
  Exchange of Shares........................................   51
  Creation of Escrow Fund...................................   51
  Treatment of iwin Stock Options and Warrants..............   52
  Exchange of Stock Certificates............................   52
  Appraisal Rights..........................................   52
  Representations and Warranties............................   53
  Covenants.................................................   53
  Related Matters After the Merger..........................   55
  Indemnification of Uproar by iwin Stockholders............   55
  Indemnification of iwin By Uproar.........................   56
  Conditions to Obligations to Effect Merger................   56
  Termination; Expenses.....................................   58
  Amendment and Waiver......................................   59

                                                              PAGE
                                                              ----
OTHER AGREEMENTS............................................   60
  Voting Agreements.........................................   60
  Affiliate Agreements......................................   60
  Escrow Agreement..........................................   60
  Lock-Up Agreements........................................   60
PROPOSAL TO APPROVE AMENDMENT AND RESTATEMENT OF UPROAR INC.
  2000 STOCK INCENTIVE PLAN.................................   61
  Discretionary Option Grant Program........................   62
  Stock Issuance Program....................................   63
  Automatic Option Grant Program............................   63
  General Provisions........................................   63
  New Plan Benefits.........................................   65
  Federal Income Tax Consequences of Options Granted under
     the Incentive Plan.....................................   65
  Recommendation of the Board of Directors..................   66
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
  STATEMENTS................................................   67
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS......................................   71
DESCRIPTION OF UPROAR.......................................   72
  Business..................................................   72
     Overview...............................................   72
     Industry Background....................................   72
     The Uproar Opportunity.................................   72
     The Uproar Network.....................................   73
     Our Strategy...........................................   74
     Alliances and Strategic Relationships..................   76
     Game and Game Show Programming.........................   78
     Advertising Sales......................................   80
     Sales Organization.....................................   80
     Advertising Programs and Products......................   80
     Advertisers............................................   80
     Marketing and Brand Awareness..........................   81
     Technology and Infrastructure..........................   81
     Competition............................................   81
     Government Regulation and Legal Environment............   82
     Privacy Concerns.......................................   84
     Intellectual Property and Proprietary Rights...........   85
     Employees..............................................   86
     Facilities.............................................   86
     Legal Proceedings......................................   86
UPROAR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   87
  Overview..................................................   87
  Results of Operations.....................................   91
  Six Months Ended June 30, 2000 and 1999...................   91
  Year Ended December 31, 1999 and 1998.....................   93
  Year Ended December 31, 1998 and 1997.....................   94
  Liquidity and Capital Resources...........................   94
  Impact of Recently Issued Accounting Pronouncements.......   95
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................   95

                                                              PAGE
                                                              ----
DESCRIPTION OF IWIN.........................................   96
IWIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
  CONDITION AND RESULTS OF OPERATIONS.......................   97
  Overview..................................................   97
  Results of Operations.....................................   97
  Three Months Ended June 30, 2000 Compared to Three Months
     Ended March 31, 2000...................................   97
  Liquidity and Capital Resources...........................   99
MANAGEMENT OF UPROAR........................................  101
  Directors and Executive Officers..........................  101
  Composition of the Board of Directors.....................  103
  Director Compensation.....................................  103
  Executive Compensation....................................  104
  Option/SAR Grants in Last Fiscal Year.....................  105
  Aggregate Option Exercises and Year-End Option Values.....  105
  Employment Agreements and Change of Control
     Arrangements...........................................  106
  Stock Incentive Plan......................................  106
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS RELATING TO
  UPROAR....................................................  107
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT OF UPROAR......................................  109
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT OF IWIN........................................  111
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT OF UPROAR FOLLOWING THE MERGER.................  112
DESCRIPTION OF UPROAR CAPITAL STOCK.........................  113
COMPARISON OF STOCKHOLDER RIGHTS............................  117
STOCK PERFORMANCE GRAPH.....................................  122
LEGAL MATTERS...............................................  123
EXPERTS.....................................................  123
CHANGE IN UPROAR INDEPENDENT ACCOUNTANTS....................  123
WHERE YOU CAN FIND MORE INFORMATION.........................  124
INDEX TO FINANCIAL STATEMENTS...............................  F-1
ANNEX A: AGREEMENT AND PLAN OF REORGANIZATION...............  A-1
ANNEX B: OPINION OF BEAR, STEARNS & CO. INC. ...............  B-1
ANNEX C: DELAWARE GENERAL CORPORATION LAW...................  C-1
ANNEX D: EASDAQ SUPPLEMENTAL INFORMATION....................  D-1

                                    SUMMARY


     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you. See "Where You Can Find More Information" on page
124. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.



THE COMPANIES (PAGE 72)


    Uproar Inc.
     240 West 35th Street
     New York, New York 10001
     (212) 714-9500

     Uproar is a leading online entertainment destination. Through its network of Web sites, Uproar provides online game shows and interactive single and multi-player games that appeal to a broad audience. Its registered users have grown to 8.3 million through June 2000. Its unique user audience has similarly grown to 5.8 million in June 2000. Uproar's sites are "sticky", which means that users consistently spend significantly more time per visit on its sites than the industry average. According to Media Metrix, Uproar ranked among the top ten stickiest consolidated networks of Web sites in June 2000, as measured by average minutes spent per usage day.

     Uproar derives substantially all of its revenues from the sale of advertising on its network of Web sites. Uproar believes that its large user base and the stickiness of its sites provide advertisers with a highly attractive platform to reach their target audience. As a result, the number of advertisers and sponsors on the Uproar network has grown from 99 as of December 31, 1998 to 247 as of June 30, 2000. Similarly, the number of advertising impressions served over the Uproar Web sites increased from 70.7 million in December 1998 to 563 million in June 2000.

     iwin.com, Inc.
     10940 Wilshire Boulevard, Suite 1100
     Los Angeles, California 90024
     (310) 264-4300

     iwin is an online entertainment network focused on incubating entertainment-themed and incentives marketing-oriented applications. iwin offers an array of free classic interactive games and is in the process of developing additional free custom games. To date, iwin has launched two leading Web sites -- iwin.com and eXtremelotto.com. In March 2000, eXtremelotto.com was incorporated into the iwin.com Web site. The iwin.com Web site offers a diverse selection of online games and other activities that allow visitors to enter contests, win sweepstakes and accumulate reward currency, known as "icoins", at no cost to the user. Once acquired, icoins can be used to purchase sweepstakes tickets for a variety of cash, sponsorship and other prizes. eXtremelotto.com offers three free lotteries that award winners prizes, including the opportunity for a $20,000,000 jackpot. iwin's strategy is to develop Web sites that will appeal to broad user audiences from whom iwin can capture, collect, aggregate and categorize data. This data can then be used to build demographic and psychographic profiles for use in generating highly-targeted leads for iwin's advertisers.


THE MERGER (PAGE 35)


     Uproar and iwin have entered into an agreement and plan of reorganization that provides for the merger of iwin and a wholly owned subsidiary of Uproar. As a result of the merger, iwin will become a wholly owned subsidiary of Uproar. iwin stockholders will receive approximately 0.83 of a share of Uproar common stock in exchange for each share of iwin common stock and preferred stock they own. The agreement and plan of reorganization is attached to this joint proxy statement/prospectus as Annex A. We encourage you to read the agreement and plan of reorganization as it is the legal document that governs the merger.

THE UPROAR SPECIAL MEETING (PAGE 30)


     Uproar will hold a special meeting of its stockholders to:

     - approve the issuance of Uproar common stock pursuant to the agreement and plan of reorganization;

     - approve the amendment and restatement of the Uproar Inc. 2000 Stock Incentive Plan to increase the number of shares of common stock reserved for issuance under the plan; and

     - transact such other business as may properly come before the Uproar special meeting.

     Pursuant to applicable rules of the Nasdaq National Market and EASDAQ, the proposed issuance of Uproar common stock in connection with the merger requires stockholder approval because the number of shares of Uproar common stock to be issued in the merger will be equal to approximately forty four percent (44%) of the number of shares of Uproar common stock outstanding before the merger. Stockholder approval is also required under applicable rules of the Nasdaq National Market for the increase in the number of shares of common stock reserved for issuance under the Stock Incentive Plan. The affirmative vote of a majority of the shares of Uproar common stock present in person or represented by proxy at the Uproar special meeting and entitled to vote is required to approve the issuance of the shares of Uproar common stock in the merger and the amendment and restatement of the Stock Incentive Plan.


     As of August 23, 2000, directors, executive officers and stockholders of Uproar, and their affiliates, who collectively beneficially own approximately 24.5% of the outstanding voting power of Uproar have agreed to vote their shares in favor of the issuance of the Uproar common stock in connection with the merger.



THE IWIN SPECIAL MEETING (PAGE 32)


     iwin will hold a special meeting of its stockholders to:

     - approve and adopt the merger and the agreement and plan of reorganization;

     - approve the appointment of Frederick Krueger as the indemnification representative under the agreement and plan of reorganization and the escrow agreement;

     - approve the grant made to Scott Kaufman, Vice President of Product Management, of an option to purchase 480,420 shares of iwin common stock at a price of $5.46 per share conditioned on the merger closing; and

     - transact such other business as may properly come before the iwin special meeting.

     The approval and adoption of the merger and the agreement and plan of reorganization will require the affirmative vote of the holders of:

     - a majority of the votes represented by the outstanding shares of iwin common stock and Series A preferred stock, voting as a single class;

     - a majority of the votes represented by the outstanding shares of iwin Series B preferred stock, voting as a single class; and

     - a majority of the votes represented by the outstanding shares of iwin Series C preferred stock, voting as a single class.

     The appointment of Frederick Krueger as the indemnification representative and the approval of the option grant to Scott Kaufman will require the affirmative vote of the holders of a majority of the votes represented by the outstanding shares of iwin common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock, voting together as a single class.

     As of August 23, 2000, directors, executive officers and stockholders of iwin, and their affiliates, who collectively beneficially own approximately 85.6% of the outstanding voting power of iwin have agreed to vote their shares in favor of the approval and adoption of the merger and the agreement and plan of reorganization.

OUR RECOMMENDATIONS TO STOCKHOLDERS (PAGE 37)


  To Uproar stockholders:

     The Uproar board of directors has unanimously approved the merger and the agreement and plan of reorganization and the proposed issuance of Uproar common stock in connection with the merger. The Uproar board believes that the merger is advisable and in your best interests and unanimously recommends that you vote FOR the proposed issuance of Uproar common stock in the merger.

     The Uproar board of directors has unanimously approved the amendment and restatement of the Uproar Inc. 2000 Stock Incentive Plan to increase the number of shares of Uproar common stock reserved for issuance under the plan from 6,750,000 to 9,000,000 shares. The Uproar board believes that this increase is advisable and in your best interests and unanimously recommends that you vote FOR approval of the amendment and restatement of the 2000 Stock Incentive Plan.

  To iwin stockholders:

     The iwin board of directors has unanimously approved the merger and the agreement and plan of reorganization and the related transactions, the appointment of Frederick Krueger as indemnification representative thereunder and the grant of the stock option to Mr. Kaufman in respect of the merger. The iwin board believes that the merger is advisable and in your best interests and unanimously recommends that you vote FOR the proposal to approve the merger and the agreement and plan of reorganization and the related transactions, the appointment of Frederick Krueger as indemnification representative thereunder and the grant of the stock option to Mr. Kaufman in respect of the merger.


WHAT HOLDERS OF IWIN STOCK OPTIONS AND WARRANTS WILL RECEIVE (PAGE 43)


     Each unexpired and unexercised outstanding option and warrant to purchase shares of iwin common stock, whether vested or unvested, will be assumed by Uproar and converted into an option or warrant, as the case may be, to purchase approximately 0.83 of a share of Uproar common stock. Other than for specified iwin officers, unvested options will continue to vest in accordance with their terms. The exercise price of each converted option and warrant will equal the exercise price per share of iwin common stock under the original option or warrant, divided by the exchange ratio.


CHANGE IN UPROAR BOARD OF DIRECTORS (PAGE 44)


     Under the agreement and plan of reorganization, Uproar has agreed that it will take all reasonable actions to increase the number of its directors to ten
(10) at the time of the merger and iwin will then have the right to nominate three (3) directors to the Uproar board. Uproar's certificate of incorporation and bylaws allow the board of directors to increase the number of directors to not more than fifteen (15) and to fill vacancies and new directorships resulting from any increase in the authorized number of directors. The Uproar board of directors has unanimously approved the increase in the number of directors to ten (10), effective upon the closing of the merger. At that time, Uproar director Thompson B. Barnhardt will resign from the Uproar board and iwin's three nominees will become members of the Uproar board. iwin's three nominees to the Uproar board are Richard Janssen, Gary Loveman and Frederick Krueger. Mr. Krueger will also serve as the Vice-Chairman of the board.


LOCK-UP AGREEMENTS (PAGE 50)


     The agreement and plan of reorganization provides that each stockholder, director, officer and selected optionholders of iwin will enter into a lock-up agreement with Uproar prior to the consummation of the merger. The lock-up agreements provide that for a period of 180 days after the closing of the merger, the former iwin holder will not sell, transfer or otherwise dispose of the shares of Uproar common stock the holder receives in the merger. It is within the sole discretion of Uproar whether to release any of iwin's stockholders, officers, directors or optionholders from the lock-up agreement prior to the expiration of the 180 day period.

CONDITIONS TO THE MERGER (PAGE 56)


     Uproar's and iwin's obligations under the agreement and plan of reorganization are subject to the prior satisfaction or waiver of a number of conditions, including the following:

     - the agreement and plan of reorganization must be approved by iwin's stockholders, and the issuance of Uproar common stock must be approved by Uproar's stockholders;

     - no law, statute, rule, regulation or order which makes the merger illegal may be enacted or issued;

     - the applicable waiting periods under the U.S. antitrust laws must expire or be terminated, and all other necessary governmental approvals must be obtained;

     - no injunction or order preventing the completion of the merger may be in effect;

     - no material adverse change to the condition, business, operations or prospects of iwin or Uproar may have occurred; and

     - Scott Kaufman, iwin's Vice President of Product Management, must have entered into an employment agreement with Uproar, and all stockholders of iwin must have entered into lock-up agreements with Uproar.


INDEMNIFICATION (PAGE 55)


     The agreement and plan of reorganization provides that, once a damage trigger of $500,000 has been exceeded, the iwin stockholders will indemnify Uproar for any and all damages Uproar suffers as a result of a misrepresentation or breach by iwin of any representation, warranty or covenant contained in the agreement and plan of reorganization and of any of iwin's litigation matters specified in the agreement. The indemnification obligations of each of the iwin stockholders is limited to ten percent (10%) of the total number of shares of Uproar common stock otherwise deliverable to the iwin stockholders under the agreement.

     The agreement and plan of reorganization also provides that, once a damage trigger of $500,000 has been exceeded, Uproar and the surviving company in the merger will indemnify the iwin stockholders for any and all damages the iwin stockholders suffer as a result of a misrepresentation or breach by Uproar of any representation, warranty or covenant contained in the agreement and plan of reorganization, up to an amount equal to an aggregate of 1,206,747 multiplied by the closing market price as quoted on the Nasdaq National Market of the Uproar common stock on the closing date of the merger.


THE ESCROW FUND AND THE ESCROW AGREEMENT (PAGE 51)


     Under the agreement and plan of reorganization, ten percent (10%) of the total number of shares of Uproar common stock otherwise deliverable in the merger to each iwin stockholder will be placed in escrow and will be available to compensate Uproar in accordance with the indemnification obligations of the stockholders of iwin. Accordingly, as a result of the indemnification provisions in the agreement, iwin stockholders might not receive up to ten percent (10%) of the merger consideration to which they would otherwise be entitled. The shares deposited in the escrow fund will remain available to compensate Uproar for one year from the date of the closing of the merger. However, if a claim is asserted prior to the one year anniversary of the closing and the claim has not been resolved by the one year anniversary, shares will remain in the escrow fund in an amount sufficient to satisfy the claim until the claim has been resolved, notwithstanding that the one-year period has elapsed. The escrow fund will serve as Uproar's exclusive remedy for damages for which Uproar is entitled to indemnification under the agreement, other than damages arising from fraudulent or intentional acts. The escrow agreement is attached as an exhibit to the merger agreement attached as Annex A to this joint proxy statement/prospectus.

TERMINATION OF THE AGREEMENT AND PLAN OF REORGANIZATION (PAGE 58)


     The agreement and plan of reorganization may be terminated before the completion of the merger by our mutual consent or by either Uproar or iwin if:

     - the closing has not occurred, without the fault of the terminating party, on or prior to November 30, 2000;

     - the other party breaches any representation, warranty or obligation under the agreement, and such breach is not cured within ten days;

     - the board of directors of the other party has withdrawn its recommendation of the agreement;

     - the other party fails to call and hold its stockholder meeting to obtain the necessary consent to consummate the merger or the necessary stockholder vote is not obtained; or

     - a permanent injunction or other court order prohibiting the merger has become final and nonappealable.


OPINION OF FINANCIAL ADVISOR (PAGE 38)


     Bear, Stearns & Co. Inc., Uproar's financial advisor, has delivered an opinion to the Uproar board of directors that, as of the date of the opinion and based on the procedures followed, factors considered and assumptions made by Bear Stearns, and subject to the limitations set forth in the opinion, the aggregate consideration to be issued in the merger by Uproar will be fair to Uproar from a financial point of view. The complete opinion of Bear Stearns is attached as Annex B. We urge you to read it in its entirety.


NO OTHER TAKE-OVER NEGOTIATIONS INVOLVING IWIN (PAGE 53)


     Until the merger is completed or the agreement and plan of reorganization is terminated, iwin has agreed to not directly or indirectly take any of the following actions:

     - solicit, initiate or encourage any takeover proposals;

     - engage in negotiations concerning or provide non-public information to any person or entity relating to any takeover proposal; or

     - agree to, approve or recommend any takeover proposal.

     iwin has agreed to provide Uproar with detailed information about any takeover proposals it receives.


INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS OF UPROAR AND IWIN IN THE MERGER (PAGE 42)


     When considering the recommendation of the Uproar and iwin boards of directors, you should be aware that some directors have interests in the merger that are different from yours. These interests include the following:


     - as of August 23, 2000, directors and executive officers of Uproar and their affiliates beneficially owned approximately 28.2% of the outstanding shares of Uproar common stock, and directors and executive officers of iwin and their affiliates beneficially owned approximately 37% of the outstanding shares of iwin capital stock;


     - upon closing of the merger, the vesting of options to purchase an aggregate of 313,200 shares of iwin common stock held by specified directors and officers of iwin will accelerate;

     - upon closing of the merger, Uproar will enter into an employment agreement with Scott Kaufman, iwin's Vice President of Product Management, to become Uproar's Executive Vice President of Product Development, and Mr. Kaufman's option to purchase 480,420 shares of iwin common stock at a purchase price $5.46 per share will be converted into an option to purchase shares of Uproar common stock based on the exchange ratio;

     - upon closing of the merger, Richard Janssen, Gary Loveman and Frederick Krueger will become members of Uproar's board of directors, and Mr. Krueger will become Vice Chairman of the board; and

     - upon closing of the merger, iwin's director and officer indemnification arrangements in place prior to the merger will continue or be assumed by Uproar.


ACCOUNTING TREATMENT (PAGE 44)


     Uproar expects the merger to qualify as a purchase under U.S. generally accepted accounting principles, which means that Uproar will treat iwin as a separate entity for periods prior to the closing and, thereafter, as a wholly owned subsidiary of Uproar. iwin's operating results will be included with Uproar's beginning at the closing of the merger, causing Uproar to include additional amortization of goodwill and other intangible assets and compensation expense.


REGULATORY APPROVALS (PAGE 44)



     The merger is subject to U.S. antitrust laws. We made the required filings with the U.S. Department of Justice and the Federal Trade Commission, and our request for early termination of the applicable waiting period was granted by the Federal Trade Commission on September 6, 2000. However the Department of Justice or the Federal Trade Commission, as well as any state or private person, may challenge the merger at any time before completion.



MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS (PAGE 45)


     We have structured the merger so that no gain or loss generally will be recognized by iwin stockholders for federal income tax purposes on the exchange of shares of iwin common stock, Series A preferred stock, Series B preferred stock, or Series C preferred stock for shares of Uproar common stock.

     TAX MATTERS CAN BE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.


IWIN STOCKHOLDERS' RIGHT OF APPRAISAL (PAGE 48)


     Under Delaware law, iwin stockholders who vote against the merger and comply with notice requirements and other procedures will have the right to receive the "fair value" of their shares in cash rather than the Uproar common stock specified in the agreement and plan of reorganization. "Fair value" will be determined by a Delaware court and may be more than, the same as, or less than the value of the consideration to be paid to other iwin stockholders. In addition to reading "Appraisal Rights," see Annex C which sets forth Section 262 of the Delaware General Corporation Law.


HOW THE RIGHTS OF IWIN STOCKHOLDERS WILL DIFFER AS UPROAR STOCKHOLDERS (PAGE 51)


     When iwin stockholders become Uproar stockholders after the merger, their rights will be governed by Uproar's certificate of incorporation and bylaws. Those rights differ from current rights of iwin stockholders under iwin's certificate of incorporation and bylaws.

              SELECTED CONSOLIDATED FINANCIAL DATA OF UPROAR INC.

     The following information is being provided to assist you in analyzing the financial aspects of the merger. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Uproar" included in this joint proxy statement/prospectus.

     Selected consolidated statement of operations data for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1998 are derived from Uproar's consolidated financial statements, which have been audited by KPMG Hungaria Kft., independent accountants, and the selected consolidated statement of operations data for the year ended December 31, 1999 and the consolidated balance sheet data as of December 31, 1999 are derived from Uproar's consolidated financial statements, which have been audited by KPMG LLP, independent accountants. The report of KPMG Hungaria Kft. includes a statement indicating that they did not audit the financial statements of PrizePoint Entertainment Corporation. The selected consolidated statement of operations data for the period from February 5, 1995 (date of inception) through December 31, 1995 and for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from Uproar's consolidated audited financial statements not included in this filing. The financial data for the six months ended June 30, 2000 and 1999 and as of June 30, 2000 have been derived from Uproar's unaudited financial statements and, in the opinion of Uproar's management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of Uproar for these periods in accordance with generally accepted accounting principles. The reports of KPMG Hungaria Kft. and KPMG LLP are both included in this filing.

                                                                                                SIX MONTHS ENDED
                             PERIOD ENDED              YEAR ENDED DECEMBER 31,                      JUNE 30,
                             DECEMBER 31,   ----------------------------------------------   -----------------------
                                 1995         1996       1997         1998         1999         1999         2000
                             ------------   --------   ---------   ----------   ----------   ----------   ----------
                                               (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND
                                                          PER SHARE AMOUNTS)                       (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
  Revenues.................   $      43     $     60   $     349   $    1,633   $   10,391   $    2,509   $   12,769
  Cost of revenues.........          --          (41)       (217)        (760)      (2,533)        (848)      (4,264)
                              ---------     --------   ---------   ----------   ----------   ----------   ----------
  Gross profit.............          43           19         132          873        7,858        1,661        8,505
  Operating expenses:
    Sales and marketing....          --          167       1,087        3,771       28,066        5,813       18,131
    Product and technology
       development.........          33          389         773          850        3,702        1,527        3,970
    General and
       administrative......          70          187       2,092        2,327        8,919        3,611        7,539
    Amortization of
       intangible assets...          --           --          --            9        6,086        3,036        3,037
                              ---------     --------   ---------   ----------   ----------   ----------   ----------
    Loss from operations...         (60)        (724)     (3,820)      (6,084)     (38,915)     (12,326)     (24,172)
    Foreign exchange gain
       (loss)..............          (2)          50         (85)          56         (120)        (149)         (78)
    Other income (expense),
       net.................           4          (28)         82          206          338          143        1,715
    Provision for income
       taxes...............          --           (5)         (6)          (9)         (28)         (45)         (22)
                              ---------     --------   ---------   ----------   ----------   ----------   ----------
    Net loss...............   $      58     $   (707)  $  (3,829)  $   (5,831)  $  (38,725)  $   12,377   $  (22,557)
                              =========     ========   =========   ==========   ==========   ==========   ==========
    Basic and diluted net
       loss per share......   $   (0.05)    $  (0.17)  $   (0.42)  $    (0.40)  $    (1.77)  $    (0.61)  $    (0.85)
    Weighted average number
       of common shares
       outstanding.........   1,138,356     4,258,084  9,034,928   14,697,112   21,909,456   20,346,202   26,622,856

                                                              DECEMBER 31,
                                              --------------------------------------------     JUNE 30,
                                              1995    1996      1997      1998      1999         2000
                                              ----    -----    ------    ------    -------    -----------
                                                             (IN THOUSANDS)                   (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.................  $ 48    $ 268    $2,342    $7,036    $15,136     $  9,253
  Short-term investments....................    --       --        --        --         --       85,377
  Working capital...........................    82     (261)    2,465     6,444     18,555       99,517
  Total assets..............................   122      422     3,071     9,111     42,816      124,728
  Total indebtedness, including current
    maturities..............................    --      512        --        41        154          378
  Total stockholders' equity................    95     (163)    2,782     7,727     37,204      117,525

                   SELECTED FINANCIAL DATA OF IWIN.COM, INC.

     The following information is being provided to assist you in analyzing the financial aspects of the merger. The following selected financial data should be read in conjunction with the financial statements and the notes to the financial statements and "iwin Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this joint proxy statement/prospectus.

     The following selected financial data as of December 31, 1999 and for the period from July 8, 1999 (date of inception) through December 31, 1999 are derived from iwin's financial statements, which have been audited by Ernst & Young LLP, independent auditors. Ernst & Young LLP's report on the financial statements for the period from July 8, 1999 (date of inception) through December 31, 1999, which appears elsewhere in this joint proxy statement/prospectus, includes an explanatory paragraph which describes an uncertainty about iwin's ability to continue as a going concern. The financial data as of and for the six months ended June 30, 2000 are derived from iwin's unaudited financial statements and, in the opinion of iwin's management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of iwin for the period in accordance with generally accepted accounting principles. This data should be read in conjunction with the financial statements, related notes and other financial information included herein.

                                                                PERIOD ENDED           SIX MONTHS
                                                                DECEMBER 31,             ENDED
                                                                    1999             JUNE 30, 2000
                                                                -------------        --------------
                                                                                      (UNAUDITED)
                                                                (AMOUNTS IN THOUSANDS EXCEPT SHARE
                                                                        AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues..............................................      $     176            $   8,181
  Cost of revenues..........................................           (536)              (4,764)
                                                                  ---------            ---------
  Gross profit (Loss).......................................           (360)               3,417
  Operating expenses:
     Sales and marketing....................................          1,512               12,428
     Product and technology development.....................            440                1,574
     General and administrative.............................          1,422                5,334
                                                                  ---------            ---------
          Total operating expenses..........................          3,374               19,336
                                                                  ---------            ---------
  Operating loss............................................         (3,734)             (15,919)
     Interest income, net...................................            103                  585
     Loss from disposal of property and equipment...........           (227)                 (64)
     Other income...........................................             --                   42
     Provision for income taxes.............................             (1)                  (9)
                                                                  ---------            ---------
     Net loss...............................................      $  (3,859)           $ (15,365)
                                                                  =========            =========
     Basic and diluted net loss per share...................      $   (0.58)               (2.25)
     Weighted average number of common shares outstanding...      6,604,119            6,826,734

                                                              DECEMBER 31,
                                                                  1999        JUNE 30, 2000
                                                              ------------    -------------
                                                                               (UNAUDITED)
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $  27,009        $   8,284
  Working capital...........................................      25,908            9,299
  Total assets..............................................      27,965           19,967
  Total indebtedness, including current maturities..........          --            1,432
  Total stockholders' equity................................      26,641           13,765

               SELECTED UPROAR INC. AND IWIN.COM, INC. UNAUDITED
                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The pro forma consolidated statement of operations data for the year ended December 31, 1999 gives effect to the merger as if it occurred on January 1, 1999. The pro forma consolidated statement of operations data for the six months ended June 30, 2000 gives effect to the merger as if it occurred on January 1, 2000. The pro forma consolidated balance sheet data as of June 30, 2000 gives effect to the merger as if it occurred on that date.


     We have included this unaudited pro forma condensed summary financial information only for the purposes of illustration, and it does not necessarily indicate what the operating results or financial position would have been if the merger between Uproar and iwin had been completed at the dates indicated. Moreover, this information does not necessarily indicate what the future operating results or financial position of the combined enterprise will be. You should read this unaudited pro forma summary financial information in conjunction with the "Unaudited Pro Forma Condensed Consolidated Financial Statements" included in this joint proxy statement/prospectus at page 67.


     The allocation of the purchase price of iwin is preliminary and does not reflect the fair value adjustments to its assets and liabilities, since those amounts have not been finalized and have been estimated at this time. The fair value of iwin's assets and liabilities will be determined as of the date of consummation of the merger.

                                                                TWELVE MONTHS         SIX MONTHS
                                                                    ENDED               ENDED
                                                              DECEMBER 31, 1999     JUNE 30, 2000
                                                              ------------------    --------------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT SHARE
                                                                      AND PER SHARE DATA)
Statement of Operations Data:
Revenues....................................................      $   10,567          $   20,949
Cost of revenues............................................          (3,069)             (9,028)
Gross profit................................................           7,498              11,921
Operating expenses:
  Sales and marketing.......................................          30,065              30,802
  Product and technology development........................           4,141               5,544
  General and administrative................................          10,341              12,873
  Amortization of intangible assets.........................           6,086               3,037
  Amortization of goodwill and other intangibles............          27,418              13,709
  Loss from operations......................................         (70,553)            (54,044)
  Litigation settlement.....................................              --                (350)
  Foreign exchange gain (loss)..............................            (120)                (78)
  Interest income...........................................             638               2,701
  Interest expense..........................................              (7)                (54)
  Other income (expense)....................................            (418)                (19)
  Provision for income taxes................................             (29)                (31)
                                                                  ----------          ----------
  Net loss..................................................      $  (70,489)         $  (51,875)
                                                                  ==========          ==========
  Basic and diluted net loss per common share...............      $    (2.02)         $    (1.31)
  Weighted average number of common shares outstanding......      34,968,247          39,681,647

                                                              JUNE 30, 2000
                                                              --------------
                                                              (IN THOUSANDS)
Balance Sheet Data:
  Cash and cash equivalents.................................     $ 18,019
  Short term investments....................................       85,377
  Working capital...........................................      108,199
  Total assets..............................................      227,433
  Total indebtedness, including current maturities..........        1,810
  Total stockholders' equity................................      212,927

                            MARKET PRICE INFORMATION

  Uproar


     Uproar common stock trades on the Nasdaq National Market under the symbol "UPRO", and it trades on EASDAQ under the symbols "UPRO" and "UPROrs". The shares of Uproar common stock that trade on EASDAQ under the symbol "UPROrs" are not registered in the U.S.


     The table below sets forth, for the periods indicated, the reported high and low sale prices of Uproar common stock on the Nasdaq National Market since its initial public offering. The quotations represent interdealer quotations, without adjustments for retail mark ups, mark downs, or commissions, and may not necessarily represent actual transactions.

                                                                    UPROAR
                                                                 COMMON STOCK
                                                              -------------------
                           NASDAQ                              HIGH        LOW
                           ------                             -------    --------
                                                               (CURRENCY OF THE
                                                               EUROPEAN MONETARY
                                                                    UNION)
CALENDAR 2000
March 16, 2000 through March 31, 2000.......................  $26.857    $ 17.625
April 1, 2000 through June 30, 2000.........................  $ 22.25    $ 7.3125
July 1, 2000 through August 23, 2000........................  $  7.50    $  4.875

     The table below sets forth, for the periods indicated, the reported high and low sale prices of the Uproar common stock as originally reported by EASDAQ in Euros (currency of the European Monetary Union) and as converted into United States dollars. All prices are the last reported sale price for any particular day within the specified time periods and have been adjusted to reflect a 2-for-1 split of our common stock effected February 18, 2000. In this joint proxy statement/prospectus, all references to EASDAQ prices after March 16, 2000 reflect the shares of Uproar common stock traded under the symbol "UPROrs", which prices may differ from the prices at which the "UPRO" common stock trades. Conversions into United States dollars are calculated using the noon buying rate (depicted as the amount of United States dollars purchased by one Euro) for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York on the date each relevant price was quoted.

                                                                      UPROAR
                                                                   COMMON STOCK
                                       ---------------------------------------------------------------------
                                                     HIGH                                 LOW
                                       ---------------------------------   ---------------------------------
                                          AS         AS       CONVERSION      AS         AS       CONVERSION
               EASDAQ                  REPORTED   CONVERTED      RATE      REPORTED   CONVERTED      RATE
               ------                  --------   ---------   ----------   --------   ---------   ----------
CALENDAR 1999
July 8, 1999 through September 30,
  1999...............................  E13.5875    $13.863      1.0203      E 9.00     $ 9.523      1.0581
October 1, 1999 through December 31,
  1999...............................  E24.8875    $25.087      1.0080      E10.25     $11.159      1.0887
CALENDAR 2000
January 1, 2000 through March 31,
  2000...............................  E  47.75    $45.854      0.9603      E18.25     $17.546      0.9614
April 1 through June 30, 2000........  E  23.70    $22.657      0.9560      E 6.75     $ 6.423      0.9515
July 1, 2000 through August 23,
  2000...............................  E   7.50    $ 6.994      0.8967      E 4.60     $ 4.324      0.9401

     The liquidity and trading patterns of securities quoted on EASDAQ may be substantially different from those of securities quoted on the Nasdaq National Market. EASDAQ is a relatively new quotation system and we are one of only a small number of issuers that quote their shares on EASDAQ. Historical trading prices, therefore, may not be indicative of the prices at which our common stock will trade in the future.

     On July 25, 2000, the last full trading day prior to the public announcement of the proposed merger, the last reported sale prices of Uproar common stock on the Nasdaq National Market and EASDAQ were $6.00 per share and E6.575, or $6.1746 per share, respectively. On August 23, 2000, the most recent practicable date prior to the printing of this joint proxy statement/prospectus, the last reported sale prices of Uproar common stock on the Nasdaq National Market and EASDAQ were $6.75 per share and E7.80, or $6.994 per share, respectively. Sale prices of Uproar common stock on EASDAQ were reported in Euros and have been converted to United States dollars using the method described in this section.

     Because the market prices of Uproar common stock may fluctuate, the market prices per share of the shares of Uproar common stock that holders of iwin stock will receive in the merger, as reported on the Nasdaq National Market and EASDAQ, may increase or decrease prior to the merger. We urge iwin stockholders to obtain current market quotations for Uproar common stock.


     Uproar has not paid any cash dividends on its common stock and currently intends to retain any future earnings for use in its business. Uproar does not anticipate that any cash dividends will be declared or paid on the common stock in the foreseeable future. As of September 11, 2000, there were 93 record owners of Uproar common stock.


  iwin

     The common stock of iwin is not presently traded on an established public trading market. As of August 23, 2000, there were 7,193,189 shares of common stock outstanding, held by 21 holders. In addition, as of August 23, 2000 there were 2,250,000 shares of Series A preferred stock outstanding held by 24 holders, 5,177,865 shares of Series B preferred stock outstanding held by 82 holders, and 1,097,827 shares of Series C preferred stock outstanding held by 4 holders. All shares of common stock and preferred stock are entitled to one vote.

     iwin has never declared or paid any cash dividends on its capital stock. iwin currently intends to retain any future earnings to finance the growth and development of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon iwin's financial condition, results of operations, capital requirements, general business conditions, and other factors that the board of directors may deem relevant.

     iwin is not aware of any restrictions that currently materially limit its ability to pay dividends or that are reasonably likely to materially limit future dividends, other than the sufficiency of current or future earnings.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Uproar and iwin believe this document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of Uproar and iwin, based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of Uproar set forth:

     - under "Summary," "Selected Consolidated Financial Data of Uproar and iwin," "Risk Factors," "-- Background of the Merger," "-- Recommendation of the Board of Directors of Uproar; Uproar's Reasons for the Merger," "-- Recommendation of the Board of Directors of iwin; iwin's Reasons for the Merger," "-- Opinion of Financial Advisor to Uproar," "Business" of Uproar and iwin, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Uproar and iwin and "Unaudited Pro Forma Combined Condensed Financial Statements."

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of Uproar or iwin may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.


     For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 14. In addition to the risk factors and other important factors discussed elsewhere in the documents which are incorporated by reference into this joint proxy statement/prospectus, you should understand that the following important factors could affect the future results of Uproar and could cause results to differ materially from those suggested by the forward-looking statements:


     - increased competitive pressures, both domestically and internationally, which may affect use of Uproar's and iwin's services and impede Uproar's ability to maintain its market share and pricing goals;

     - changes in user attitude towards the services provided by Uproar and iwin;

     - Uproar's ability to integrate the operations of iwin into its operations;

     - technical failures in the network, software or hardware systems of Uproar or iwin that cause interruptions of service or a decease in responsiveness to our Web sites;

     - changes in United States and global financial and equity markets, including significant interest rate fluctuations, which may increase the cost of external financing for Uproar's operations;

     - changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies which may adversely affect Uproar's and iwin's business or ability to compete; and

     - other risks and uncertainties as may be detailed from time to time in Uproar's public announcements and Securities and Exchange Commission filings.

     This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

                                  RISK FACTORS


     By voting in favor of the merger, iwin stockholders will be choosing to invest in Uproar. An investment in Uproar common stock involves a high degree of risk. You should carefully consider the following risk factors relating to the merger before you decide whether to vote to approve and adopt the agreement and plan of reorganization and the proposed issuance of Uproar common stock in connection with the merger. You should also consider the other information in this joint proxy statement/prospectus and the additional information in Uproar's other reports on file with the SEC. See "Where You Can Find More Information" on page 124.


RISKS RELATING TO THE MERGER

IF UPROAR AND IWIN DO NOT INTEGRATE THEIR OPERATIONS QUICKLY AND EFFECTIVELY, SOME OR ALL OF THE POTENTIAL BENEFITS OF THE MERGER MAY NOT BE REALIZED.

     In order to achieve the benefits of the merger, Uproar must successfully combine its business with iwin's business and make iwin's technologies, products and services operate together with Uproar's technologies, products and services. This integration may require the partial or wholesale conversion or redesign of some or all of the technologies, products and services of either Uproar or iwin. We may not be able to integrate our technologies and operations quickly or smoothly, in which case serious harm to the combined company's business, financial condition and prospects may result. Integrating the two businesses will entail significant diversion of management's time and attention. In addition, Uproar may be required to spend additional money and resources on integration issues that would otherwise be spent on developing its business and services or other matters.

THE SUCCESS OF THE COMBINED COMPANY DEPENDS IN PART ON OUR ABILITY TO RETAIN KEY PERSONNEL OF IWIN AFTER THE MERGER, AND WE MAY NOT BE ABLE TO DO SO.

     The success of the combined company after the merger depends in part on the continued service of key iwin and Uproar personnel. Despite Uproar's efforts to hire and retain quality employees, the combined company might lose some of iwin's and Uproar's key employees following the merger. Although similar, Uproar and iwin have different corporate cultures. Some iwin employees may be unwilling to work for a larger company, and some Uproar employees may be unwilling to work for the combined company. Competitors may also recruit iwin or Uproar employees prior to the merger and during integration, as is common in high technology mergers. In addition, some iwin employees will acquire significant amounts of Uproar common stock or vested stock options in the merger. As a result, we will be required to provide significant incentives for many of iwin's employees to remain with the combined company.

     Similarly, the future performance of the combined company depends on its continuing ability to attract and retain highly qualified technical and managerial personnel following the merger. Competition for qualified management, engineering, technical, sales and marketing employees is intense. If iwin or Uproar employees leave as a result of the merger or if the combined company cannot attract and retain qualified personnel, the combined company's business would be harmed.

UPROAR'S STOCK PRICE IS VOLATILE AND THE VALUE OF THE UPROAR COMMON STOCK ISSUED IN THE MERGER WILL DEPEND ON ITS MARKET PRICE AT THE TIME OF THE MERGER.

     Under the agreement and plan of reorganization, the exchange ratio used to determine the number of shares of Uproar's common stock that iwin stockholders will receive is unaffected by the share price of Uproar's common stock as reflected on the Nasdaq National Market or EASDAQ. Increases in the value of Uproar's common stock will result in a higher price being paid by Uproar for iwin and more value received by iwin stockholders in the merger. Decreases in the value of Uproar's common stock will result in a lower price being paid by Uproar for iwin and less value received by iwin's stockholders in the merger. It is likely that you will not know the value of Uproar's common stock to be issued in the merger at the time of either the Uproar special meeting of stockholders or the iwin special meeting of stockholders. Under the agreement and plan of reorganization, neither Uproar nor iwin will have the right to terminate or renegotiate the agreement and plan of reorganization or to resolicit proxies as a result of any increase or decrease in the value of Uproar's common stock. The market price of Uproar's common stock, like that of the stock of many other Internet-related companies, has been and may continue to be volatile. Recently, the stock market in general and the shares of Internet-related companies in particular have experienced significant price fluctuations. The market price may continue to fluctuate significantly in response to various factors, including without limitation:

     - quarterly variations in operating results;

     - the announcement of technological innovations;

     - the announcement of management changes;

     - the introduction of new services by Uproar and its competitors;

     - changes in estimates by securities analysts;

     - market conditions in the industry;

     - announcements and actions by competitors;

     - limited trading volume of our securities on the Nasdaq National Market and EASDAQ;

     - regulatory and judicial actions; and

     - general economic conditions.

IWIN STOCKHOLDERS WILL BE PROHIBITED FROM SELLING UPROAR STOCK RECEIVED IN THE MERGER FOR A PERIOD OF 180 DAYS.

     Stockholders, warrantholders and the significant optionholders of iwin have contractually agreed, except under limited circumstances, not to sell their shares of Uproar common stock acquired in the merger for a period of 180 days following the merger. During this period, the price of Uproar common stock may fluctuate significantly. These holders will be prohibited from selling their Uproar common stock at a time they may consider appropriate, resulting in reduced liquidity and selling opportunities for a period of 180 days following the merger. After the expiration of this lock-up period however, these holders' shares of Uproar common stock will be eligible for sale to the public. The sale of a large amount of shares in the public market after the lock-up period, or the appearance that a large number of shares are available for sale, may cause the market price of the Uproar common stock to decline.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY AFFECT UPROAR'S AND IWIN'S OPERATING RESULTS AND THEIR ABILITY TO ENTER INTO ALTERNATIVE TRANSACTIONS.

     If the merger is not completed for any reason, Uproar and iwin may experience a number of adverse consequences, including the following:

     - the price of Uproar common stock may decline to the extent that the current market price of Uproar common stock reflects a market assumption that the merger will be completed;

     - an adverse reaction from investors and potential investors of both companies may reduce future financing opportunities; and

     - the parties' costs related to the merger, including legal and accounting fees, must be paid even if the merger is not completed, and Uproar has agreed, in specified instances, to pay a portion of iwin's expenses.

     If the merger is terminated and iwin or Uproar determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner at an attractive price. In addition, while the agreement and plan of reorganization is in effect, iwin is prohibited from soliciting, initiating or encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Uproar. As a result of this prohibition, iwin will be precluded from discussing potential transactions should the merger not occur, and may lose an opportunity for a transaction with another potential partner at a favorable price if the merger is not completed.

THE MERGER COULD HARM KEY THIRD PARTY RELATIONSHIPS.

     The present and potential relationships of Uproar and iwin with customers and other third parties with whom they have relationships may be harmed by the proposed merger. Uncertainties following the merger may cause these parties to delay decisions regarding these relationships. Any changes in these relationships could harm the combined company's business. In addition, iwin customers may, in response to the announcement of the merger, delay or defer decisions concerning iwin. iwin could experience a decrease in expected revenue as a consequence of customers' uncertainties associated with the merger. Any delay or deferral in those decisions by iwin customers could have a material adverse effect on iwin's and Uproar's business.

OFFICERS AND DIRECTORS OF IWIN HAVE DIFFERENT INTERESTS FROM YOURS THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER.

     Officers and directors of iwin have interests in the merger and participate in arrangements that are different from, or are in addition to, those of iwin stockholders generally. These include the following interests that will arise if the merger occurs:

     - the acceleration of the vesting of options to purchase an aggregate of 313,200 shares of iwin common stock held by certain directors and officers of iwin;

     - the entering into of an employment agreement with Scott Kaufman, iwin's Vice President of Product Management, to become Uproar's Executive Vice President of Product Development and the grant made to Mr. Kaufman of an option to purchase 480,420 shares of iwin common stock conditioned on the merger closing;

     - the appointment to the Uproar board of three directors nominated by iwin, including Frederick Krueger as Vice Chairman of the board; and

     - the continuation or assumption by Uproar of iwin's director and officer indemnification arrangements in place prior to the merger.

     As a result, these officers and directors could be more likely to vote to approve the agreement and plan of reorganization and the merger than if they did not hold these interests. iwin stockholders should consider whether these interests may have influenced these officers and directors to support or recommend the merger.

UPROAR'S PRO FORMA ACCOUNTING FOR THE MERGER MAY CHANGE.

     Unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during this period. Uproar has allocated the total estimated purchase price for the merger on a preliminary basis to assets and liabilities based on Uproar's best estimates of the fair value of these assets and liabilities, with the excess costs over the net tangible assets acquired allocated to goodwill and other intangible assets. This allocation and the estimated lives are subject to change pending a final analysis of the fair values of the assets acquired and liabilities assumed and the estimated lives of the assets. The impact of these changes could be material and negative to Uproar's future results of operations.

THE ACCOUNTING TREATMENT OF THE MERGER WILL RESULT IN SIGNIFICANT CHARGES TO UPROAR'S OPERATIONS AND MAY DELAY UPROAR'S PROFITABILITY UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

     We intend to account for the merger as a purchase for financial reporting and accounting purposes, under generally accepted accounting principles. After the completion of the merger, the results of operations of iwin will be included in the consolidated financial statements of Uproar. The purchase price will be allocated to iwin's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of iwin acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under generally accepted accounting principles. We anticipate this amount of goodwill and other intangible assets to be significant and it will therefore have a significant negative impact on our operating results, which could cause Uproar's stock price to decline. In addition, the combined company's profitability may be delayed beyond the time frame in which Uproar or iwin, as independent entities, may have otherwise achieved profitability because of the use of the purchase method of accounting.

A PORTION OF THE UPROAR COMMON STOCK TO BE RECEIVED BY THE IWIN STOCKHOLDERS WILL BE PLACED IN ESCROW AND MIGHT NOT BE DELIVERED TO THE IWIN STOCKHOLDERS.

     The agreement and plan of reorganization provides that ten percent (10%) of the Uproar common stock each holder of iwin stock is otherwise entitled to receive pursuant to the merger will be deposited in an escrow account to indemnify Uproar against breaches of representations, warranties and covenants of iwin under the agreement and for specified litigation matters of iwin existing prior to the signing of the agreement. In the event Uproar incurs damages in excess of $500,000 as a result of these items, Uproar would be entitled to reimbursement from the escrow fund in an amount equal to such damages, up to the amount held in the escrow fund. Accordingly, the iwin stockholders might not receive up to ten percent (10%) of the merger consideration to which they would otherwise be entitled as a result of the indemnification provisions in the agreement.

ISSUANCE OF ADDITIONAL SHARES OF UPROAR COMMON STOCK MAY REDUCE THE UPROAR SHARE PRICE.

     At the closing of the merger, Uproar estimates that approximately 13,059,000 newly issued shares of Uproar common stock will be issued to current iwin stockholders. The issuance of this additional Uproar common stock in the merger will reduce Uproar's earnings per share, if any. This dilution could reduce the market price of Uproar common stock unless and until the combined company achieves revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. There can be no assurance that Uproar will achieve revenue growth, cost savings or other business economies or that you will achieve greater returns as an Uproar stockholder than as an iwin stockholder.

IWIN STOCKHOLDERS MAY EXERCISE DISSENTERS' RIGHTS

     Under Delaware law regarding dissenting stockholders' appraisal rights, holders of iwin common stock and preferred stock who do not vote in favor of the merger may be entitled to exercise dissenting stockholders' appraisal rights. If the merger occurs, then iwin stockholders who do not vote their iwin shares in favor of the merger may become entitled to be paid cash for their iwin shares instead of receiving Uproar common stock in the merger. The amount of cash that could be paid to such dissenting iwin stockholders could be significant, and payment of these amounts could have a material adverse effect on the combined company's financial position. The payment to dissenting stockholders may require Uproar to raise additional capital, which may not be available.

RISKS RELATING TO UPROAR

                                FINANCIAL RISKS

WE HAVE A HISTORY OF LOSSES SINCE OUR INCEPTION, WE EXPECT FUTURE LOSSES AND WE MAY NOT BE PROFITABLE IN THE FUTURE.

     Since our inception in February 1995, we have not been profitable. If our revenues do not increase substantially, we may never become profitable. We have not generated enough revenues to exceed the substantial amounts we have spent to create, launch and enhance our Web sites, to promote awareness of our Web sites and to develop our business generally. At June 30, 2000, our accumulated deficit was approximately $71.7 million. Even if we do achieve profitability, we may not sustain profitability on a quarterly or annual basis in the future.

BECAUSE WE HAVE ONLY RECENTLY INTRODUCED MANY OF OUR PRODUCTS AND SERVICES, YOU HAVE LIMITED INFORMATION UPON WHICH YOU CAN EVALUATE OUR BUSINESS.

     Uproar was founded in February 1995 and we launched our flagship entertainment site, uproar.com, in September 1997. We launched the other sites that comprise our network throughout 1998, 1999, and 2000. Accordingly, you can only evaluate our business based on our limited operating history. Our operating results for any particular quarter may not be indicative of future operating results. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. As a young company in the new and rapidly evolving online entertainment market, we face risks and uncertainties relating to our ability to successfully implement our business plan. These risks include our ability to:

     - expand our content and services;

     - attract a larger audience to our Web sites;

     - maintain our current, and develop new, strategic relationships; and

     - continue to develop and upgrade our technology.

     If we are unsuccessful in addressing these risks and uncertainties, we will not be able to successfully implement our business plan and our stock price will decline.

WE MAY FAIL TO MEET MARKET EXPECTATIONS BECAUSE OF FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, WHICH WOULD CAUSE OUR STOCK PRICE TO DECLINE.

     Although we intend to steadily increase our spending and investment to support our planned growth, our revenues, and some of our costs, will be much less predictable. This is likely to result in significant fluctuations in our quarterly results. Because of our limited operating history and the emerging nature of our industry, we anticipate that securities analysts and investors will have difficulty in accurately forecasting our results. It is possible that our operating results in some quarters will be below market expectations. In this event, the price of our common stock is likely to decline.

     The following are among the factors that could cause significant fluctuations in our operating results:

     - the number of users on, and the frequency of their use of, our Web sites;

     - our ability to attract and retain advertisers;

     - the expiration or termination of our strategic relationships, including our relationships with Pearson Television and Cable & Wireless;

     - the expiration or termination of partnerships with Web sites and Internet service providers, or ISPs, which can result from mergers or other strategic combinations as Internet businesses continue to consolidate;

     - system outages, delays in obtaining new equipment or problems with planned upgrades;

     - our ability to successfully expand our online entertainment offerings beyond the games and game show sector;

     - the introduction of new or enhanced services by us or our competitors;

     - changes in our advertising rates or advertising rates in general, both on and off the Internet; and

     - changes in general economic and market conditions, including seasonal trends, that have an impact on the demand for Internet advertising.

WE HAVE DERIVED A PORTION OF OUR REVENUES FROM RECIPROCAL ADVERTISING AGREEMENTS, OR BARTER, WHICH DO NOT GENERATE CASH REVENUE.

     We derive a portion of our revenues from reciprocal advertising arrangements, or barter, under which we provide advertising space on our Web sites, or game content or other services for third-party Web sites, predominantly in exchange for advertising space on other Web sites rather than for cash payments. In the three months ended June 30, 2000 and June 30, 1999, we derived approximately $497,000, or 7.2%, and $170,000, or 11.2%, of our revenues, from these arrangements. In the six months ended June 30, 2000 and June 30, 1999, we derived approximately $966,000, or 7.6%, and $403,000, or 16.1%, of our revenues, respectively, from these arrangements. We expect that barter will continue to account for some of our revenues in the foreseeable future. The Financial Accounting Standards Board (FASB) recently issued EITF 99-17 prescribing limitations on recognizing revenues for barter advertising transactions. If our barter transactions increase and our revenues are limited our financial results may suffer.

WE MUST INCREASE OUR ADVERTISING SALES DEPARTMENT TO SUPPORT OUR GROWTH.

     We need to increase substantially our advertising sales department in the near future to support our planned growth. On June 30, 2000, our advertising sales department had 36 members. In October 1999, we hired an executive vice president to manage our enhanced sales and marketing efforts and it can take a relatively long time for a sales and marketing manager to begin to achieve desired results. Our ability to increase our sales department and improve its results involves a number of risks and uncertainties, including:

     - strong competition in hiring and retaining advertising sales personnel;

     - our ability to efficiently integrate, train and motivate additional advertising sales and support personnel;

     - our ability to manage an advertising sales organization with offices throughout the United States and in Europe; and

     - the length of time it takes new advertising sales personnel to become productive.

     If we do not successfully increase our advertising sales department, our ability to support our planned growth could be impeded.

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS.

     We currently operate in the United States, Hungary, Germany, Norway and the United Kingdom. We plan to continue to expand into additional international markets and we anticipate spending significant financial and managerial resources to support these expansions.

     Our business internationally is subject to a number of risks. These include:

     - linguistic and cultural differences;

     - inconsistent regulations and laws and unexpected changes in regulatory and legal requirements;

     - differing technology standards that would affect the quality of the presentation of our games to our users;

     - potentially adverse tax consequences;

     - wage and price controls;

     - political instability and social unrest;

     - uncertain protection of our intellectual property rights; and

     - imposition of trade barriers.

     We have no control over many of these matters and any of them may adversely affect our ability to conduct our business internationally.

CURRENCY FLUCTUATIONS AND EXCHANGE CONTROL REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     Our reporting currency is the United States dollar. Our customers outside the United States, however, are generally billed in local currencies. Our accounts receivable from these customers and overhead assets will decline in value if the local currencies depreciate relative to the United States dollar. To date, we have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. Although we may enter into hedging transactions in the future, we may not be able to do so effectively. In addition, any currency exchange losses that we suffer may be magnified if we become subject to exchange control regulations restricting our ability to convert local currencies into United States dollars.

          RISKS ASSOCIATED WITH OUR ADVERTISERS AND STRATEGIC PARTNERS

WE DEPEND ON A SMALL GROUP OF ADVERTISING CUSTOMERS.

     In the three and six months ended June 30, 2000, one customer, MyPoints, accounted for approximately 15.0% and 21.0% of our revenues, respectively, and in the year ended December 31, 1999, one customer, MyPoints, accounted for 14.2% of our revenues. No other customer accounted for more than 10.0% of our revenues during these periods. Our top five customers, in the aggregate, accounted for approximately 33.0% and 38.0% of our revenues during the three and six months ended June 30, 2000, respectively, and 40.0% of our revenues during 1999. If we lose one or more of our top customers and do not attract additional customers, we may not generate sufficient revenues to offset this loss of revenues.

OUR RELATIONSHIP WITH PEARSON TELEVISION MAY NOT BE SUCCESSFUL.

     In January 1999, we entered into an agreement with Pearson Television under which we were granted exclusive rights to provide Internet games in the English language based on some of the television games owned by Pearson. In July 2000, we amended and restated the agreement to extend the term through June 2005. Under the amended and restated agreement, the games licensed by Uproar include Family Feud, Match Game, 100% and To Tell the Truth. Pearson retains the trademark rights for these shows. The termination of this relationship would have a material adverse effect on our business, results of operations and financial condition. As part of our agreement with Pearson, we have guaranteed minimum royalty payments per broadcast year for each of these Internet games, ranging from $150,000 for certain games in the year ending June 30, 2001 to $900,000 for certain games in the year ending June 30, 2005. In the event that one or more of these games is not financially successful for us, we are still obligated to make minimum royalty payments to Pearson, and these payments may increase if we fail to reach milestones for launching specified Pearson games.

OUR PLANS TO EXPAND OUR ENTERTAINMENT BUSINESS BEYOND OUR CORE GAME SHOW SITES MAY NOT BE SUCCESSFUL.

     Almost all of our experience to date is with online games and game shows. Because we have only limited experience with businesses beyond our core gaming sites, we cannot predict whether we will be able to successfully expand into other online entertainment businesses. Expanding our business will require us to expend significant amounts of capital to be able to contend with competitors that have more experience than we do in these businesses and may also have greater resources to devote to these businesses. Also, our management may have to divert a disproportionate amount of its attention away from our day-to-day core business and devote a substantial amount of time expanding into new areas. If we are unable to effectively expand our business or manage any such expansion, our financial results will suffer and our stock price will decline. For example, we commenced selling merchandise through our Web site in December 1999 and have recognized related revenues of approximately $15,000 and $34,000 for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. In June 2000, however, we made a strategic decision to focus on our core strength of online entertainment, and we terminated our electronic commerce efforts.

                    OTHER RISKS IMPACTING UPROAR'S BUSINESS

WE MAY NOT EFFECTIVELY MANAGE OUR GROWTH.

     In order to execute our business plan, we must grow significantly. This growth will place a significant strain on our personnel, management systems and resources. We expect that the number of our employees, including management-level employees, will continue to increase for the foreseeable future.

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

     We must continue to improve our operational and financial systems and managerial controls and procedures. We will need to continue to expand, train and manage our workforce. We must also maintain close coordination among our technical, accounting, finance, marketing, sales and programming organizations. If we do not effectively manage this growth, we will not be successful in executing our business plan. In addition, we recently acquired ibetcha.com, a Web site where users can predict the outcome of real-world events for a chance to win prizes. Any failure to integrate the technology, operations or employees of ibetcha.com with those of Uproar may have an adverse effect on our business.

THE LOSS OF OUR KEY PERSONNEL WOULD IMPEDE OUR FUTURE SUCCESS, AND WE MAY HAVE DIFFICULTY ATTRACTING AND RETAINING HIGHLY-SKILLED EMPLOYEES.

     Our future success depends, in part, on the continued service of our key management personnel. Our future success also depends on our ability to attract, retain and motivate highly-skilled employees. Competition for employees in our industry is intense. We may be unable to attract, assimilate or retain other highly qualified employees in the future. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly-skilled employees with appropriate qualifications. The employment agreements that we have with our key management personnel provide for at-will employment and any of our management personnel can terminate their employment with us at any time. The loss of the services of these individuals or other key employees, and the failure to attract and retain other highly qualified employees, would have a material adverse effect on our ability to continue to develop and effectively manage our business. We do not maintain key person life insurance policies on any of our key management personnel.

THE TECHNICAL PERFORMANCE OF OUR WEB SITES IS CRITICAL TO OUR BUSINESS AND TO OUR REPUTATION.

     The computer systems that support our Web sites are largely designed and maintained by us at significant expense. We may not be able to successfully design and maintain our systems in the future. We also license communications infrastructure software which is maintained by the licensor. If the licensor fails to maintain the software, we may suffer a disruption in our business and a replacement system could be difficult to identify and obtain. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our Web sites, could result in reduced user traffic and reduced revenue. We have in the past experienced slower response times and interruptions in service because of equipment or software down time related to the high volume of traffic on our Web sites and our need to deliver frequently updated information to our users. We cannot assure you that we will be able to expand our systems to adequately accommodate our growing user base. We could also be affected by computer viruses, electronic break-ins from unauthorized users, or other similar disruptions or attempts to penetrate our online security systems. Any secure provider system disruption or failure, security breach or other damage that interrupts or delays our operations could harm our reputation and cause us to lose users, advertisers and sponsors and adversely affect our business and operations.

     We currently maintain production servers in Boston, New York City and London. Our domestic data centers are operated at facilities provided by Level 3 Communications and Digital Telemedia. Our London data center is operated by PSI Net. Our operations depend on these facilities' ability to protect their and our systems against damage from fire, power loss, water, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Any disruption in the Internet access provided by our servers could have a material adverse effect on our ability to deliver high-quality content to, and produce fast response times for, our users.

     Our users depend on Internet service providers, online service providers and other Web site operators for access to our Web sites. These providers have had interruptions in their services for hours and, in some cases, days, due to system failures unrelated to our systems. Any future interruptions would be beyond our control to prevent and could harm our reputation and adversely affect our business.

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

OUR STOCK PRICE HAS EXPERIENCED, AND IS LIKELY TO CONTINUE TO EXPERIENCE, EXTREME PRICE AND VOLUME FLUCTUATIONS.

     Our common stock has been highly volatile. Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly Internet companies. Because the trading volumes of our common stock on the Nasdaq National Market and EASDAQ are low, the price of our common stock is particularly susceptible to significant fluctuations. Any large sale of stock may have a negative effect on our stock price, regardless of whether we have experienced any change in our prospects. We cannot predict the extent to which investor interest will lead to the development of an active trading market on the Nasdaq National Market or on EASDAQ or how liquid the markets might become. To date, trading volumes in our common stock have been fairly limited.

     The liquidity and trading patterns of our shares of common stock traded on EASDAQ may be substantially different from those of our shares of common stock that are traded on the Nasdaq National Market and may adversely affect the price of our common stock. We are one of an extremely small number of issuers that quotes its shares on both EASDAQ and the Nasdaq National Market. We have had shares of common stock listed on EASDAQ since July 8, 1999. The shares that were offered in our initial public offering in the United States on March 17, 2000 were listed on both the Nasdaq National Market and EASDAQ. Our shares of common stock listed on EASDAQ prior to the United States public offering were not registered in the United States and are restricted securities in the United States. To be sold in the United States, these shares must either be registered with the Securities and Exchange Commission or must be qualified for sale under an exemption from registration under United States securities laws. EASDAQ is a relatively new quotation system and has relatively low trading volumes for its stocks. As a result, the price at which our common stock will trade on EASDAQ may be subject to significant price fluctuations that will also affect the price of our common stock trading on the Nasdaq National Market. Historical trading prices on EASDAQ also are not indicative of the prices at which our common stock will trade on either EASDAQ or the Nasdaq National Market in the future. Moreover, EASDAQ may experience delays in settlement and clearance as trading develops, which could adversely affect the price of our common stock.

IF OUR STOCK PRICE IS VOLATILE, WE MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES.

     In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Many companies in the Internet industry have been subject to this type of litigation in the past. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

     Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management that stockholders consider favorable or beneficial. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

WE DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE AND, AS A RESULT, STOCKHOLDERS WILL NEED TO SELL SHARES TO REALIZE A RETURN ON THEIR INVESTMENT.

     We have not declared or paid any cash dividends on our capital stock since inception. We intend to retain any future earnings to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Consequently, you will need to sell your shares of common stock in order to realize a return on your investment and you may not be able to sell your shares at or above the price you paid for them.

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

RISKS RELATING TO IWIN

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

     We were founded in July 1999 and launched an incentivized game site, iwin.com, in October 1999 and a free lottery site, eXtremelotto.com, in December 1999. Consequently, the financial information in this joint proxy statement/prospectus may not be indicative of our future performance. Our business and business prospects must be considered in light of the risks, expenses, and uncertainties frequently encountered by all companies in the initial stages of development, and particularly by companies entering new and rapidly developing markets like the Internet. These risks include our ability to:

     - expand our content and services;

     - implement our new and relatively unproven business model;

     - anticipate and adapt to a developing market;

     - maintain our current, and develop new, strategic relationships;

     - maintain our network infrastructure to efficiently handle our Internet traffic;

     - manage effectively our rapidly expanding operations;

     - attract, retain, and motivate qualified personnel; and

     - attract and retain strategic partners.

     We may not be successful in addressing these risks, and any failure to do so could have a material adverse effect on our business, results of operations, and financial condition.

WE HAVE A HISTORY OF OPERATING LOSSES AND ANTICIPATE LOSSES AND NEGATIVE CASH FLOW FOR THE FORESEEABLE FUTURE.

     To date, we have not been profitable and our accumulated deficit was approximately $19.2 million as of June 30, 2000. For the year ended December 31, 1999 and the six months ended June 30, 2000, we incurred a net loss of approximately $3.9 million and $15.4 million, respectively. In order to increase our revenues and generate profits, we must, among other things:

     - continue to attract traffic to our Web site;

     - continue to attract and retain strategic partners; and

     - develop and enhance the iwin.com brand, as well as the awareness of our Web sites.

     If we are unable to accomplish these objectives, our revenues may not grow as we anticipate, if at all, and our business, financial condition and operating results will be negatively affected. In addition, we have invested heavily in sales and marketing, technology infrastructure, and research and development, and we expect to do so increasingly in the future. As a result of these potential costs and expenses, it is possible that we may never achieve profitability, and even if we do achieve profitability, we may not achieve or increase profitability on a quarterly or annual basis in the near future. If we do not achieve or sustain profitability in the future, then we will be unable to continue our operations.

     Our auditors, Ernst & Young LLP, have indicated substantial doubt about our ability to continue as a going concern. For more information, we refer you to our financial statements and notes to our financial statements included in this joint proxy statement/prospectus.

WE MAY BE SUBJECT TO EMPLOYMENT RELATED LAWSUITS STEMMING FROM A REORGANIZATION OF OUR WORKFORCE IN MAY OF 2000 AND THE MERGER WITH UPROAR.

     A number of iwin employees have been discharged or have left voluntarily in connection with a reorganization of our work force in May 2000. In addition, a number of employees have voluntarily resigned from their employment with iwin in anticipation of the merger with Uproar. A few of the employees who were discharged as a result of the May 2000 reorganization have asserted claims against iwin. Although several of

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

these claims have been settled, it is possible that other former iwin employees may also bring or file claims against iwin alleging, among other things, wrongful termination. If any such claim or litigation is commenced, whether or not the allegations have merit, the settlement or other disposition of such claim could have a material adverse effect on iwin's results of operations or financial condition.

THE FAILURE OF OUR SYSTEMS COULD RESULT IN FINANCIAL LOSSES OR IMPAIR OUR REPUTATION.

     The performance, reliability and availability of our Web sites and network infrastructure are critical to our reputation and ability to attract and retain users and advertisers. A large portion of our network infrastructure is located at a single, leased facility in El Segundo, California. Our systems and operations are vulnerable to damage or interruption from fire, power loss, telecommunications failure, Internet breakdowns, break-ins, floods and other natural disasters. We do not presently have redundant facilities or systems or a formal disaster recovery plan, and our El Segundo facility does not carry sufficient business interruption insurance to compensate us for losses that may occur. Services based on sophisticated software and computer systems often encounter development delays, and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure that causes interruption in availability of content or an increase in response time could result in a loss of potential or existing users or advertisers and, if sustained or repeated, could reduce the attractiveness of our Internet sites to such entities or individuals. In addition, because our Web advertising revenues are directly related to the number of advertisements delivered by us to users, system interruptions that result in the unavailability of our Internet sites or slower response times for users would reduce the number of advertisements delivered and reduce revenues. Any of these system or operational failures, interruptions or other incidents could have a material adverse effect on our business, financial condition and results of operations.

WE OPERATE IN AN EMERGING, HIGH RISK INDUSTRY, AND ARE SUBJECT TO MANY, IF NOT ALL, OF THE RISKS TO WHICH UPROAR IS SUBJECT.

     The market for Internet products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. To that end, we experience many, if not all, of the same challenges and risks identified by Uproar. For this reason, you should review the section of this joint proxy statement/prospectus entitled "Risk
Factors -- Risks Relating to Uproar" and carefully consider the risk factors relating to Uproar as they may apply to iwin.

RISKS RELATED TO THE BUSINESS AND INDUSTRY OF BOTH UPROAR AND IWIN

OUR ADVERTISING PRICING MODEL, WHICH IS BASED ON THE NUMBER OF ADVERTISEMENTS DELIVERED TO OUR USERS, MAY NOT BE SUCCESSFUL.

     Different pricing models are used to sell advertising on the Internet. The models we adopt may prove not to be the most profitable. Currently, advertising based on impressions, or the number of times an advertisement is displayed on our Web sites, comprises substantially all of our revenues. To the extent that we do not meet the minimum guaranteed impressions that we are required to deliver to users under many of our advertising contracts, we defer recognition of the corresponding revenues until we achieve the guaranteed impression levels. To the extent that minimum guaranteed impression levels are not achieved, we may be required to provide additional impressions after the contract term, which would reduce our advertising inventory in subsequent periods.

     In addition, since advertising impressions may be delivered to a user's Web browser without regard to user activity, advertisers may decide that a pricing model based on user activity is preferable. We cannot predict which pricing model, if any, will emerge as the industry standard. As a result, we cannot accurately project our future advertising rates and revenues. If we are unable to adapt to new forms of Internet advertising or we do not adopt the most profitable form, our advertising revenues could be adversely affected.

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

OUR BUSINESS MAY SUFFER IF WE HAVE DIFFICULTY RETAINING USERS ON OUR WEB SITES.

     Our business and financial results are also dependent on our ability to retain users on our Web sites. In any particular month, many of the visitors to our sites are not registered users and many of our registered users do not visit our sites. We believe that intense competition has caused, and will continue to cause, some of our registered users to seek online entertainment on other sites and spend less time on our sites. It is relatively easy for our users to go to competing sites and we cannot be certain that any steps we take will maintain or improve our retention of users. In addition, some new users may decide to visit our Web sites out of curiosity regarding the Internet and may later discontinue using Internet entertainment services. If we are unable to retain our user base, the demand for advertising on our Web sites may decrease and our revenues may decline.

WE MAY NOT BE ABLE TO TRACK THE DELIVERY OF ADVERTISEMENTS ON OUR NETWORK IN A WAY THAT MEETS THE NEEDS OF OUR ADVERTISERS.

     It is important to our advertisers that we accurately measure the delivery of advertisements on our network and the demographics of our user base. Presently, no single measurement standard has been widely accepted to measure the effectiveness of Internet-based advertising. Companies may choose not to advertise on our Web sites or may pay less for advertising if they do not perceive our ability to track and measure the delivery of advertisements to be reliable. We depend on third parties to provide us with many of these measurement services. If they are unable to provide these services in the future, we would need to perform them ourselves or obtain them from another provider. We could incur significant costs or experience interruptions in our business during the time we are replacing these services. In addition, if successful, legal initiatives related to privacy concerns could also prevent or limit our ability to track advertisements.

WE MAY NOT BE ABLE TO ADJUST OUR OPERATING EXPENSES IN ORDER TO OFFSET ANY UNEXPECTED REVENUE SHORTFALLS.

     Our operating expenses are based on our expectations of our future revenues. These expenses are relatively fixed, at least in the short term. We intend to expend significant amounts in the short term, particularly to expand our advertising sales and to build brand awareness. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If we fail to substantially increase our revenues, then our financial condition and results of operations would be materially adversely affected.

COMPETITION IN THE ONLINE ENTERTAINMENT INDUSTRY IS INTENSE AND A FAILURE TO ADEQUATELY RESPOND TO COMPETITIVE PRESSURE COULD RESULT IN LOWER REVENUES.

     There are many companies that provide Web sites and online destinations targeted to audiences seeking various forms of entertainment content. All of these companies compete with us for visitor traffic and advertising dollars. This competition is intense and is expected to increase significantly in the future as the number of entertainment-oriented Web sites continues to grow. Our success will be largely dependent upon the perceived value of our content relative to other available entertainment alternatives, both online and elsewhere.

     Increased competition could result in:

     - price reductions and lower profit margins;

     - lower advertising rates;

     - loss of visitors or visitors spending less time on our sites;

     - reduced page views or advertising impressions; and

     - loss of market share.

     Many of our existing and potential competitors, in comparison to us, have:

     - longer operating histories;

     - greater name recognition in some markets;

     - larger customer bases; and

     - significantly greater financial, technical and marketing resources.

     These competitors may also be able to:

     - undertake more extensive marketing campaigns for their brands and services;

     - adopt more aggressive advertising pricing policies;

     - use superior technology platforms to deliver their products and services; and

     - make more attractive offers to potential employees, distribution partners, product manufacturers, inventory suppliers, advertisers and third-party content providers.

     Our competitors may develop content that is better than ours or that achieves greater market acceptance. Sony Station, for example, currently has the exclusive right to the online versions of the television game shows Jeopardy and Wheel of Fortune and the board game Trivial Pursuit. In addition, new competitors may emerge and acquire significant market share.

     We also compete with traditional forms of media, like newspapers, magazines, radio and television for advertisers and advertising revenue. If advertisers perceive the Internet or our Web sites to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budgets to our Web sites.

IF WE DO NOT CONTINUE TO DEVELOP AND ENHANCE OUR BRANDS, WE WILL NOT BE ABLE TO MAINTAIN OR INCREASE OUR CUSTOMER BASE OR OUR REVENUES.

     Enhancing the Uproar and iwin brands is critical to our ability to expand our user base and our revenues. We believe that the importance of brand recognition will increase as the number of entertainment Web sites grows. In order to attract and retain users and advertisers, we intend to increase our expenditures for creating and maintaining brand loyalty. We use a combination of print and Web-based advertising to promote our brand. If we fail to advertise and market our brands effectively, we will lose users and our revenues will decline.

     Our success in promoting and enhancing the Uproar and iwin brands will also depend on our success in providing high quality content, features and functions that are attractive and entertaining to users of online game shows and multi-player games. If visitors to our Web sites or advertisers do not perceive our services to be of high quality, the value of the Uproar or iwin brands could be diminished, we will lose users and our revenues will decline.

OUR REVENUES DEPEND ON THE CONTINUING GROWTH OF THE INTERNET.

     Our future success is dependent on the increased use of the Internet. We cannot assure you that the market for Internet services will continue to grow or become sustainable.

     The Internet may not continue as a viable commercial marketplace because of many factors, including:

     - the inadequate development of the necessary infrastructure;

     - a lack of development of complementary products such as high speed modems and high speed communication lines; and

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity.

     The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and volume of traffic. We cannot assure you that the Internet infrastructure will be able to support the demands placed on it by this continued growth. In addition to the Internet's uncertain ability to expand to accommodate increasing traffic, critical issues concerning the use of the Internet, including security, reliability, cost, ease of deployment and administration and quality of service, remain unresolved. A number of states, for example, have recently permitted telephone companies to charge increased rates for consumers connecting to the Internet. Concerns regarding these issues may affect the growth of the use of Internet. If the Internet fails to continue as a viable marketplace, or develops more slowly than expected, our growth will slow or stop and our business and financial results will suffer.

WE WILL BE ABLE TO EXECUTE OUR BUSINESS PLAN ONLY IF INTERNET ADVERTISING INCREASES.

     Consumer usage of the Internet is relatively new and the success of the Internet as an advertising medium will depend on its widespread adoption. The adoption of Internet advertising, particularly by those entities that have historically relied on traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Advertisers that have traditionally relied on other advertising media may be reluctant to advertise on the Internet. These businesses may find Internet advertising to be less effective than traditional advertising media for promoting their products and services. Many potential advertising partners have little or no experience using the Internet for advertising purposes. Consequently, they may allocate only limited portions of their advertising budgets to Internet advertising. We expect that Internet advertising will constitute the majority of our revenues for the foreseeable future. If the Internet advertising market develops more slowly than we expect or does not develop, if we are unsuccessful in increasing our advertising revenues or if we are unsuccessful in finding alternative revenue sources, our revenues will not grow as we expect and our business will suffer.

IF WE ARE NOT ABLE TO ADAPT AS INTERNET TECHNOLOGIES AND CUSTOMER DEMANDS CONTINUE TO EVOLVE, WE MAY BECOME LESS COMPETITIVE AND OUR BUSINESS WILL SUFFER.

     We must adapt to rapidly evolving Internet technologies by continually enhancing our existing services and introducing new services to address our customers' changing demands. We expect to incur substantial costs in modifying our services and infrastructure and in recruiting and hiring experienced technology personnel to adapt to changing technology affecting providers of Internet services. If we cannot hire the necessary personnel or adapt to these changes in a timely manner or at all, we will not be able to meet our users' demands for increasingly sophisticated entertainment and we will become less competitive. As a result, our revenues would decline and our business will suffer.

CHANGES IN GOVERNMENT REGULATION COULD ADVERSELY AFFECT OUR BUSINESS.

     Changes in the legal and regulatory environment that pertains to the Internet could result in a decrease in our revenues and an increase in our costs. New laws and regulations may be adopted. Existing laws may be applied to the Internet. New and existing laws may cover issues like:

     - sales and other taxes;

     - pricing controls;

     - characteristics and quality of products and services;

     - consumer protection;

     - libel and defamation; and

     - copyright, trademark and patent infringement.

     Customer uncertainty and new regulations could increase our costs and prevent us from delivering our products and services over the Internet. It could also slow the growth of the Internet significantly. This could delay growth in demand for our products and limit the growth of our revenues.

OUR GAMES AND GAME SHOWS ARE SUBJECT TO GAMING REGULATIONS THAT ARE SUBJECT TO DIFFERING INTERPRETATIONS AND LEGISLATIVE AND REGULATORY CHANGES THAT COULD ADVERSELY AFFECT OUR ABILITY TO GROW OUR BUSINESS.

     We operate online games of skill and chance that are regulated in many jurisdictions and, in some instances, we award prizes to the participants. The selection of prize winners is sometimes based on chance,

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

although none of our games requires any form of monetary payment. The laws and regulations that govern our games, however, are subject to differing interpretations in each jurisdiction and are subject to legislative and regulatory change in any of the jurisdictions in which we offer our games. If such changes were to happen, we may find it necessary to eliminate, modify or cancel components of our products that could result in additional development costs and the possible loss of revenue.

USER CONCERNS AND GOVERNMENT REGULATIONS REGARDING PRIVACY MAY RESULT IN A REDUCTION IN OUR USER TRAFFIC.

     Web sites sometimes place identifying data, or cookies, on a user's hard drive without the user's knowledge or consent. We and many other Internet companies use cookies for a variety of different reasons, including the collection of data derived from the user's Internet activity. Any reduction or limitation in the use of cookies could limit the effectiveness of our sales and marketing efforts. Most currently available Web browsers allow users to remove cookies at any time or to prevent cookies from being stored on their hard drive. In addition, some privacy advocates and governmental bodies have suggested limiting or eliminating the use of cookies. For example, the European Union recently adopted a privacy directive that limits the collection and use of information regarding Internet users. These efforts may limit our ability to target advertising or collect and use information regarding the use of our Web sites, which would reduce our revenues. Fears relating to a lack of privacy could also result in a reduction in the number of our users.

IF CONGRESS ADOPTS LEGISLATION THAT BANS ONLINE OFFSHORE CASINO GAMBLING, WE WILL LOSE REVENUES DERIVED FROM SOME OF OUR ADVERTISERS AND, IF WE DO NOT TAKE APPROPRIATE MEASURES TO COMPLY WITH THE LAW, MAY BE SUBJECT TO LEGAL PENALTIES.

     The Congress of the United States is considering legislation that would render unlawful offshore casino gambling offered online in the United States. If this legislation is enacted in a form similar to the bill pending in Congress, we would need to terminate or modify our current agreements with offshore casino site advertisers, which would result in a loss of revenue.

     In addition, such legislation could impose penalties on United States-based companies that are deemed to aid in the operation of offshore online casinos or encourage the use of those sites by United States residents. Accordingly, it is possible that we could be liable for criminal or civil penalties if we did not take proper measures to terminate or modify our agreements with online casino sites.

WE MAY BE LIABLE FOR THE CONTENT WE MAKE AVAILABLE ON THE INTERNET.

     We make content available on our Web sites and on the Web sites of our advertisers and distribution partners. The availability of this content could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement. We could also be exposed to liability for third-party content accessed through the links from our sites to other Web sites. We may incur costs to defend ourselves against even baseless claims and our financial condition could be materially adversely affected if we are found liable for information that we make available. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and limit the attractiveness of our service to users.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND WE MAY BE LIABLE FOR INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

     We do not currently maintain patents on our technology and others may be able to develop similar technologies in the future. We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property rights. Unauthorized use of our intellectual property by third parties may adversely affect our business and our reputation. It may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. Our multi-user games run on proprietary software

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

systems developed by us at significant expense. Nonetheless, we do not maintain patents on our technology and others may be able to develop similar technologies in the future.

     We cannot be certain that our products do not or will not infringe valid patents, copyrights, trademarks or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. Disputes concerning the ownership of rights to use intellectual property could be costly and time consuming to litigate, may distract management from other tasks of operating our business, and may result in our loss of significant rights and the loss of our ability to effectively operate our business.

ANY JOINT VENTURES, ACQUISITIONS AND ALLIANCES WE MAKE COULD BE DISRUPTIVE TO OUR BUSINESS AND BE DILUTIVE TO OUR INVESTORS.

     As part of our business strategy, we will continue to pursue alliances or joint ventures with, and may attempt to acquire, complementary businesses, technologies, services or products, some of which may be significant. In addition to entering into the agreement and plan of reorganization with iwin, Uproar recently acquired Take Aim Holdings Ltd., the parent company of ibetcha.com Inc., which operates the Web site ibechta.com. These relationships may require significant management attention and additional working capital. If we form a joint venture with or acquire other companies, we could have difficulty in assimilating their operations and assimilating or retaining their key personnel. These difficulties could disrupt our business and disrupt our management and employees.

     It may also be necessary for us to raise additional funds to finance future transactions. Any equity or debt financings, if available at all, may adversely impact our operations and, in the case of equity financings, may result in dilution to existing stockholders.

WE CANNOT PREDICT OUR FUTURE CAPITAL NEEDS AND WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

     We may need to raise additional funds in the future. Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to:

     - fund our expansion;

     - successfully promote our brand;

     - develop or enhance our services;

     - respond to competitive pressures; or

     - take advantage of acquisition opportunities.

     If additional funds are raised by our issuing additional equity securities, stockholders may experience dilution of their ownership interest and, if approved by our stockholders, the newly issued securities could have rights superior to those of the shares of common stock sold in this offering. If additional funds are raised by our issuing debt, we may be subject to limitations on our operations.

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

                           THE UPROAR SPECIAL MEETING

GENERAL


     This joint proxy statement/prospectus is being furnished to stockholders of Uproar Inc., a Delaware corporation, as part of the solicitation of proxies by the Uproar board of directors for use at a special meeting of stockholders of Uproar to be held on October 18, 2000, at 10:00 a.m., local time, at 240 West 35th Street, New York, NY 10001, and at any adjournment or postponement of such meeting. This joint proxy statement/prospectus and the enclosed form of proxy are first being mailed to stockholders of Uproar on or about September 18, 2000.


MATTERS TO BE CONSIDERED

     The purpose of the Uproar special meeting is:

          1. To approve the issuance of up to an estimated maximum of 14,008,303 shares of Uproar common stock to the stockholders of iwin.com, Inc., a Delaware corporation, and the assumption of all outstanding options and warrants of iwin as contemplated by the agreement and plan of reorganization, dated as of July 25, 2000, by and among Uproar, iwin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Uproar, iwin, Frederick Krueger, as stockholders' agent, and the stockholders of iwin listed on the signature pages thereof. Under the agreement and plan of reorganization, iwin Acquisition Corporation will be merged with and into iwin, with iwin being the surviving corporation. If this proposal is approved, outstanding iwin stock options and warrants will be assumed by Uproar and will convert into options and warrants to purchase up to an additional estimated 1,835,000 shares of Uproar common stock at various exercise prices.

          2. To approve the amendment and restatement of the Uproar Inc. 2000 Stock Incentive Plan to increase the number of shares of Uproar common stock reserved for issuance under the plan from 6,750,000 to 9,000,000 shares.

          3. To transact such other business as may properly come before the Uproar special meeting or any adjournment or postponement of the meeting.

UPROAR BOARD OF DIRECTORS' RECOMMENDATION

     The Uproar board of directors, after careful consideration, has unanimously approved the merger and the agreement and plan of reorganization and the proposed issuance of Uproar common stock in connection with the merger. The Uproar board believes that the merger is advisable and in your best interests and unanimously recommends that you vote FOR the proposed issuance of Uproar common stock in connection with the merger.

     The Uproar board of directors has unanimously approved the amendment and restatement of the Uproar Inc. 2000 Stock Incentive Plan to increase the number of shares of Uproar common stock reserved for issuance under the plan from 6,750,000 to 9,000,000 shares. The Uproar board believes that this increase is advisable and in your best interests and unanimously recommends that you vote FOR approval of the amendment and restatement of the Stock Incentive Plan.

RECORD DATE AND VOTING


     Holders of record of shares of Uproar common stock at the close of business on September 11, 2000, referred to in this joint proxy statement/prospectus as the Uproar record date, are entitled to notice of and to vote at the Uproar special meeting. On the record date, there were outstanding 29,386,788 shares of Uproar common stock, each of which will be entitled to one vote. One-third of the shares of Uproar common stock entitled to vote must be present in person or represented by proxy at the Uproar special meeting to constitute a quorum.


     Pursuant to applicable rules of the Nasdaq National Market and EASDAQ, the proposed issuance of Uproar common stock in connection with the merger requires stockholder approval because the number of

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

shares of Uproar common stock to be issued in the merger will be equal to approximately forty-four percent (44%) of the number of shares of Uproar common stock outstanding before issuance of the stock in the merger. Stockholder approval is also required under applicable rules of the Nasdaq National Market for the increase in the number of shares of common stock reserved for issuance under the Stock Incentive Plan. The affirmative vote of a majority of the shares of Uproar common stock present in person or represented by proxy at the Uproar special meeting and entitled to vote is required to approve the issuance of the shares of Uproar common stock in the merger and the amendment and restatement of the Stock Incentive Plan.

     Shares of Uproar common stock present in person or represented by proxy at the Uproar special meeting and entitled to vote will be counted for the purposes of determining whether a quorum is present. Abstentions and broker "non-votes" will be counted as present or represented and entitled to vote at the Uproar special meeting for purposes of determining whether a quorum is present. A broker "non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a proposal because the broker does not have discretionary voting power and has not received instructions from the beneficial owner with respect to the proposal. Abstentions will be included in the number of shares present or represented and voting on each matter. Broker "non-votes" will not be considered voted for the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.


     As of August 23, 2000, directors, executive officers and stockholders of Uproar, and their affiliates, who collectively beneficially own approximately 24.5% of the outstanding shares of Uproar common stock have agreed to vote their shares in favor of the issuance of Uproar common stock in connection with the merger.


VOTING AND REVOCATION OF PROXIES

     All shares of Uproar common stock which are entitled to vote and are represented at the Uproar special meeting by properly executed proxies received by Uproar prior to or at the meeting, and not revoked, will be voted at the meeting or any adjournment thereof in accordance with the instructions indicated on the proxies. If no instructions are indicated (other than broker non-votes), the proxies will be voted FOR approval of the proposed issuance of Uproar common stock in connection with the merger and FOR approval of the amendment and restatement of the Uproar Inc. 2000 Stock Incentive Plan, all as proposed in this joint proxy statement/prospectus.

     The Uproar board of directors does not know of any matters other than those described in the notice of the Uproar special meeting that are to be presented for action at such meeting. If any other matters are properly presented at the Uproar special meeting for consideration, the persons appointed as proxies (Kenneth D. Cron and Robert D. Marafioti) generally will have discretion to vote on such matters in accordance with their judgment. Any person giving a proxy may revoke it at any time before its exercise by delivering to the Secretary of Uproar an instrument of revocation or a duly executed proxy bearing a later date. Although attendance at the Uproar special meeting will not in itself constitute revocation of a proxy, a stockholder attending the Uproar special meeting may withdraw the proxy and vote in person. Stockholders that have instructed a broker to vote their shares must follow directions received from such broker in order to change their vote at the Uproar special meeting.

     Uproar has retained Georgeson Shareholder Communications Inc. for the purpose of soliciting Uproar stockholders in connection with the merger. All expenses of Uproar's solicitation of proxies for the Uproar special meeting will be borne by Uproar. In addition to solicitation by use of the mails, proxies may be solicited from Uproar stockholders by directors, officers and employees of Uproar in person or by telephone, facsimile, electronic mail or other means of communication. These directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Arrangements will also be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries, and Uproar will reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in connection therewith.

                            THE IWIN SPECIAL MEETING

GENERAL


     This joint proxy statement/prospectus is being furnished to stockholders of iwin.com, Inc., a Delaware corporation, as part of the solicitation of proxies by the iwin board of directors for use at a special meeting of stockholders of iwin to be held on October 18, 2000, at 10:00 a.m., local time, at 10940 Wilshire Boulevard in Los Angeles, California, and at any adjournment or postponement of such meeting. This joint proxy statement/prospectus and the enclosed form of proxy are first being mailed to stockholders of iwin on or about September 18, 2000.


MATTERS TO BE CONSIDERED

     The purpose of the iwin special meeting is:

          1. To approve and adopt the merger and the agreement and plan of reorganization, dated as of July 25, 2000, among Uproar Inc., a Delaware corporation, iwin Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Uproar, iwin, Frederick Krueger, as stockholders' agent, and the stockholders of iwin listed on the signature pages thereof, that will result in iwin becoming a wholly owned subsidiary of Uproar.

          2. To approve the appointment of Frederick Krueger, currently iwin's Chief Executive Officer, as the indemnification representative to act on behalf of the iwin stockholders in connection with the merger and the escrow agreement referred to in the agreement and plan of reorganization.

          3. To approve the grant made to Scott Kaufman, iwin's Vice President of Product Management, of an option to purchase 480,420 shares of iwin common stock at a price of $5.46 per share conditioned on the closing of the merger.

          4. To transact such other business as may properly come before the iwin special meeting or any adjournment or postponement of the meeting.

IWIN BOARD OF DIRECTORS' RECOMMENDATION

     The iwin board of directors, after careful consideration, has unanimously approved the merger and the agreement and plan of reorganization, the appointment of the indemnification representative and the grant of an option to Mr. Kaufman and has determined that the merger and the agreement and plan of reorganization are advisable and in the best interests of iwin and its stockholders. The iwin board of directors unanimously recommends a vote FOR the approval and adoption of the merger and the agreement and plan of reorganization, a vote FOR the approval of the grant of options to Scott Kaufman and a vote FOR the approval of the related appointment of Frederick Krueger as the indemnification representative under the escrow agreement referred to in the agreement and plan of reorganization.

RECORD DATE AND VOTING


     Holders of record of shares of iwin common stock, Series A preferred stock, Series B preferred stock, and Series C preferred stock at the close of business on September 11, 2000, referred to in this joint proxy statement/prospectus as the iwin record date, are entitled to notice of and to vote at the iwin special meeting. At the iwin record date, there were 7,193,189, 2,250,000, 5,177,865 and 1,097,827 outstanding shares of iwin common stock, Series A preferred stock, Series B preferred stock, and Series C preferred stock, respectively. Each share of iwin common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock will entitle the holder to one vote per share. The representation, in person or by properly executed proxy, of the holders of a majority in voting power of all of the outstanding shares of common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock entitled to vote at the iwin special meeting is necessary to constitute a quorum at the iwin special meeting.

     The approval and adoption of the merger and the agreement and plan of reorganization will require the affirmative vote of the holders of:

     - a majority of the votes represented by the outstanding shares of iwin common stock and Series A preferred stock, voting as a single class,

     - a majority of the votes represented by the outstanding shares of iwin Series B preferred stock, voting as a single class, and

     - a majority of the votes represented by the outstanding shares of iwin Series C preferred stock, voting as a single class.

     The appointment of Frederick Krueger as the indemnification representative and the approval of the grant of the option to Scott Kaufman will require the affirmative vote of the holders of a majority of the votes represented by the outstanding shares of iwin common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock voting together as a single class.

     Shares of iwin common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock represented in person or by proxy will be counted for the purposes of determining whether a quorum is present at the iwin special meeting. All shares with respect to which holders abstain from voting as to the proposal to adopt the agreement and plan of reorganization will be treated as shares that are present and entitled to vote at the iwin special meeting for the purposes of determining whether a quorum exists, but abstentions will have the same effect as votes against approval of the merger and the agreement and plan of reorganization.

     As of August 23, 2000, directors, executive officers and stockholders of iwin, and their affiliates, who collectively beneficially own approximately 85.6% of the outstanding shares of iwin common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock have agreed to vote their shares in favor of the approval and adoption of the merger and the agreement and plan of reorganization.

VOTING AND REVOCATION OF PROXIES

     All shares of iwin common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock which are entitled to vote and are represented at the iwin special meeting by properly executed proxies received prior to or at such meeting, and not revoked, will be voted at the meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, the proxies will be voted FOR each proposal.

     The iwin board does not know of any matters other than those described in the notice of the iwin special meeting that are to come before the meeting. If any other matters are properly presented at the iwin special meeting for consideration, including, among other things, consideration of a motion to adjourn or postpone the meeting to another time and/or place, the persons named in the enclosed forms of proxy generally will have discretion to vote on such matters in accordance with their best judgment. However, proxies voting against a specific proposal may not be used by the persons named in the proxies to vote for adjournment or postponement of the meeting for the purpose of giving management additional time to solicit votes to approve such proposal.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by:

     - filing with the Secretary of iwin, at or before the taking of the vote at the iwin special meeting, a written notice of revocation bearing a later date than the proxy;

     - duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of iwin before the taking of the vote at the iwin special meeting; or

     - attending the iwin special meeting and voting in person although attendance at the iwin special meeting will not in and of itself constitute a revocation of a proxy.

     Any written notice of revocation or subsequent proxy should be sent to iwin.com, Inc., 10940 Wilshire Boulevard, Los Angeles, California 90024,
Attention: Secretary, or hand delivered to the Secretary of iwin at or before the taking of the vote at the iwin special meeting.

     All expenses of iwin's solicitation of proxies for the iwin special meeting will be borne by iwin. In addition to solicitation by use of the mails, proxies may be solicited from iwin stockholders by directors, officers and employees of iwin in person or by telephone, facsimile or other means of communication. These directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation.

                                   THE MERGER

     This section of the joint proxy statement/prospectus describes material aspects of the proposed merger, including the agreement and plan of reorganization. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Uproar stockholders and iwin stockholders. You should read the agreement and plan of reorganization and the other documents we refer to carefully and in their entirety for a more complete understanding of the merger.

BACKGROUND OF THE MERGER

     On July 5, 2000, Frederick Krueger, Chief Executive Officer of iwin, telephoned Joel Wilhite, Chief Financial Officer of Uproar, and proposed that the parties meet. Kenneth Cron, Chairman of the Board and Chief Executive Officer of Uproar, called Mr. Krueger back, and they discussed the possibility of Uproar and iwin pursuing joint business opportunities or entering into a strategic partnership or business combination. They agreed to meet at Uproar's offices the following week to continue discussions.

     On July 13, 2000, Mr. Krueger and Scott Kaufman, Vice President, Product Management of iwin, met with Mr. Cron, Mr. Wilhite and Christopher Hassett, President and Chief Operating Officer of Uproar, at Uproar's headquarters in New York City. At that meeting, both parties presented overviews of their respective businesses, discussed overall trends in the online entertainment market and explored the potential benefits of a combination of the two companies. The parties also discussed the relative financial value of their two businesses. Because Uproar had, in recent months, been engaged in exploratory discussions regarding strategic alternatives with a number of online entertainment companies, its management was familiar with the range and method of current valuations for such companies and was able to reach tentative agreement with iwin on the relative financial value of the two companies in an expeditious manner.

     On July 14, 2000, the parties met again at Uproar's offices and signed a non-binding letter of intent which contemplated a transaction in which Uproar would acquire all the outstanding shares of iwin capital stock in a stock-for-stock merger. The letter included a binding mutual nondisclosure provision and a limited-duration exclusivity provision to protect the parties during due-diligence investigations and the negotiation of definitive agreements. At that meeting, the parties planned a schedule for their due-diligence investigations, shared some preliminary due-diligence information and discussed various operational issues involved in combining the companies.

     Simultaneously with these discussions, a draft merger agreement and related transaction documents were prepared by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Uproar's outside legal advisor, and were delivered to the parties on July 14, 2000. During the period from July 17, 2000 through July 19, 2000, members of Uproar's management team held a series of meetings with members of iwin's management team in Los Angeles. During those days and for the remainder of that week, representatives of Uproar and iwin conducted a business, legal and financial due-diligence investigation of each other and held extensive negotiations regarding the terms and conditions of the merger agreement and the related agreements. During this same period, representatives of Uproar and iwin also discussed the possible organization of the combined companies and began to develop plans for integrating the companies after the proposed merger.

     On July 19, 2000, Mr. Krueger traveled to Las Vegas in order to discuss the proposed merger with Gary Loveman and Chuck Atwood, Chief Operating Officer and Treasurer, respectively, of Harrah's Entertainment, Inc., a large institutional investor of iwin, and also to deliver a presentation. After the presentation, Harrah's agreed to vote in favor of the merger. On July 20, 2000, a special meeting of iwin's board of directors was held, during which Mr. Krueger again discussed the proposed merger and delivered the same presentation that was delivered to Harrah's. The board also reviewed the draft merger agreement. Afterwards, the board voted unanimously in favor of the merger.

     On the evening of July 20, 2000, a special meeting of iwin investors was called in order to inform the investors of the recent merger negotiations and to urge the investors to analyze the potential benefits of the merger in a timely and responsive manner, given the proposed timing of the transaction. By the evening of

July 21, 2000, stockholders representing at least a majority of each class of iwin's capital stock had delivered voting agreements in favor of the merger to the management of iwin.

     On July 21, 2000, a special meeting of the board of directors of Uproar was held and the directors reviewed the proposed terms of the merger including the proposed share exchange ratio, the results of Uproar's due-diligence investigation and the expected benefits of the transaction to Uproar and its stockholders. After discussion, the board authorized management to continue to pursue the proposed business combination of Uproar and iwin.

     During the period July 22 through July 24, 2000, the parties continued to negotiate the terms of the merger agreement and other agreements relating to the proposed transaction.

     On July 24, 2000, a special meeting of iwin's board of directors was held, during which the board members reviewed the substantially final merger agreement and the certificate of merger, and again approved the merger.

     On July 25, 2000, at a regular meeting of the board of directors of Uproar, the directors reviewed the principal terms of the merger agreement and related agreements as negotiated to date, the accounting treatment of the proposed merger and the strategic benefits of the combination of the two businesses. After discussion, the Uproar board unanimously approved the merger agreement and related agreements and the issuance of Uproar common stock in the merger, subject to satisfactory resolution of terms that remained open to final negotiation in such agreements. The board also determined to recommend to Uproar's stockholders that they approve the issuance of shares of Uproar common stock in the merger.

     Following the meeting of the Uproar board, the management teams of Uproar and iwin and their respective legal advisors negotiated all remaining open terms and finalized the merger agreement and related agreements. The definitive document and voting agreements were executed and delivered by all parties during the evening of July 25, 2000. On July 26, 2000, Uproar and iwin issued a joint press release announcing the proposed merger.

JOINT REASONS FOR THE MERGER

     The Uproar board of directors and the iwin board of directors each believe that the combined company will have potential for greater financial strength, market power and growth than either Uproar or iwin would have on its own. The Uproar board of directors and the iwin board of directors identified a number of potential benefits to the merger which they believe could contribute to the success of the combined company and thus benefit stockholders of both companies, including the following:

     - the merger may enhance the opportunity for the potential realization of the strategic objective of the combined company to expand its market share and increase the combined company's ability to compete effectively in the online entertainment market;

     - the merger may provide the combined company with the financial resources and expanded offerings to increase its user base and to obtain advantages and efficiencies in the marketing, selling and pricing of its products and to achieve profitability;

     - the combined experience, financial resources, size, and breadth of offerings of the combined company may allow it to respond more quickly and effectively to technological change, increased competition, and market demands in an industry experiencing rapid innovation and change;

     - the increased capitalization of the combined company may allow increased access to capital markets and potentially reduce the cost of capital; and

     - the combined company will have an experienced management team that has the breadth and depth to effectively lead and manage the combined company's growth.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF UPROAR; UPROAR'S REASONS FOR THE MERGER

     THE UPROAR BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND AGREEMENT AND PLAN OF REORGANIZATION AND THE TRANSACTIONS CONTEMPLATED THEREBY AND BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, UPROAR AND ITS STOCKHOLDERS. THE UPROAR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSED ISSUANCE OF UPROAR COMMON STOCK IN CONNECTION WITH THE MERGER.

     In reaching its conclusion to approve the merger and agreement and plan of reorganization, the Uproar board of directors considered the factors described above under "Joint Reasons for the Merger," as well as the opportunity of the Uproar stockholders to participate in the potential growth of the combined company after the merger.

     The Uproar board of directors also considered and reviewed with management the additional reasons listed below in reaching its decision to approve the merger and the agreement and plan of reorganization and to recommend that Uproar's stockholders vote to approve the proposed issuance of Uproar common stock in connection with the merger:

     - acquiring iwin will increase Uproar's visitor traffic and enable Uproar to gain advantages and efficiencies in selling its products to its customers;

     - acquiring iwin may enable Uproar to strengthen its industry leadership position and global presence by capitalizing on iwin's offerings, thereby enhancing the products and services available to Uproar's customers;

     - in light of consolidation throughout the industry, acquiring iwin may strengthen Uproar's position as a dominant participant in the industry; and

     - owning iwin will enhance Uproar's technical and sales staff with experienced iwin technical and sales personnel.

     In addition, the Uproar board of directors has reviewed the opinion of Bear, Stearns & Co. Inc. that, as of the date of its opinion and subject to the assumptions made, matters considered and limitations of the review undertaken in connection with the opinion, as set forth in the opinion, the consideration to be paid in the merger is fair to Uproar from a financial point of view.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF IWIN; IWIN'S REASONS FOR THE MERGER

     THE IWIN BOARD HAS UNANIMOUSLY APPROVED THE MERGER AND THE AGREEMENT AND PLAN OF REORGANIZATION AND THE TRANSACTIONS CONTEMPLATED THEREBY AND BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, IWIN AND ITS STOCKHOLDERS. THE IWIN BOARD RECOMMENDS A VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AND THE AGREEMENT AND PLAN OF REORGANIZATION.

     In addition to the anticipated joint benefits described above under "Joint Reasons for the Merger", the iwin board believes that the following are additional reasons the merger will be beneficial to iwin and its stockholders:

     - the merger may enable iwin to attain industry leadership, strengthen the company's presence and capitalize on Uproar's sales and marketing expertise and personnel resources;

     - the combined company should be better able to accelerate its product and service implementation activities;

     - the merger should provide iwin with immediate access to additional financial resources to accelerate its growth; and

     - the consideration to be paid to iwin stockholders in the merger will be shares of Uproar common stock, securities that are traded on the Nasdaq National Market and EASDAQ and are more readily marketable than shares of iwin stock.

OPINION OF BEAR STEARNS

     Bear Stearns delivered its oral opinion to the Uproar board of directors on August 30, 2000, and subsequently confirmed in writing, that, as of such date, the consideration to be paid in the merger is fair, from a financial point of view, to Uproar. The opinion is based on and subject to several assumptions, limitations and qualifications.

     THE FULL TEXT OF BEAR STEARNS' OPINION IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS. UPROAR STOCKHOLDERS SHOULD READ THE ENTIRE BEAR STEARNS OPINION. THE SUMMARY OF THE BEAR STEARNS OPINION SET FORTH HEREIN IS SUBJECT TO THE FULL TEXT OF THE OPINION.

     In reading the discussion of the fairness opinion provided below, Uproar's stockholders should be aware that Bear Stearns' opinion:

     - is intended for the benefit and use of Uproar's board of directors;

     - does not constitute a recommendation to the board of directors as to how to vote in connection with the merger;

     - does not constitute a recommendation to any holders of Uproar's common stock as to how to vote in connection with the merger; and

     - does not address Uproar's underlying business decision to pursue the merger.

In arriving at its opinion, Bear Stearns has, among other things:

     - reviewed the agreement and plan of reorganization;

     - reviewed Uproar's Registration Statement on Form S-1 dated March 16, 2000, and its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2000;

     - reviewed certain internal operating and financial information relating to Uproar's business and prospects provided to Bear Stearns by Uproar management, including income statement, cash flow, and balance sheet projections for Uproar for the two year period ending December 31, 2001;

     - reviewed estimates of cost savings and other combination benefits expected to result from the merger, prepared and provided to Bear Stearns by Uproar's management;

     - met with certain members of Uproar's senior management to discuss Uproar's business, operations, historical and projected financial results and future prospects;

     - reviewed operating and financial information relating to iwin's business and prospects including audited financial statements for the year ended December 31, 1999, provided to Bear Stearns by iwin management, and income statement and cash flow projections for the two year period ending December 31, 2001 provided to Bear Stearns by iwin management (and as further adjusted downward by senior management of Uproar);

     - met with members of iwin's senior management to discuss iwin's business, operations, historical and projected financial results and future prospects;

     - reviewed the historical prices, trading multiples and trading volume of the common stock of Uproar;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to iwin;

     - reviewed the terms of recent mergers and acquisitions of companies which Bear Stearns deemed generally comparable to Uproar, iwin and the merger;

     - reviewed the pro forma financial results, financial condition and capitalization of Uproar, giving effect to the merger; and

     - conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

     In preparing its opinion, Bear Stearns did not independently verify any information, whether publicly available or furnished to it, concerning Uproar or iwin, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Bear Stearns assumed and relied upon the accuracy and completeness of all such information.

     In arriving at its opinion, Bear Stearns did not conduct a physical inspection of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Uproar or iwin. With respect to the financial forecasts and synergy estimates made available to Bear Stearns and used in its analysis, Bear Stearns has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Uproar's management as to the matters covered thereby. In rendering its opinion, Bear Stearns expressed no view as to the reasonableness of the forecasts and projections or the assumptions on which they are based.

     Bear Stearns did not express any opinion as to the price or range of prices at which the common stock of Uproar might trade subsequent to the announcement of the merger or as to the price or range of prices at which the shares of common stock may trade subsequent to the consummation of the merger. The opinion of Bear Stearns was necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of the opinion. Although subsequent developments may affect its opinion, Bear Stearns does not intend to update, revise or reaffirm it.

     Bear Stearns assumed, for all purposes material to its analysis, the accuracy and completeness of the representations and warranties, performance of all covenants and satisfaction of all conditions contained in the agreement and plan of reorganization.


     Bear Stearns assumed that the merger will qualify as a tax-free reorganization within the meaning of the Internal Revenue Code.


     Set forth below is a brief summary of some of the valuation and financial and comparative analyses considered by Bear Stearns in connection with the rendering of the Bear Stearns opinion and reviewed with the board of directors of Uproar on August 30, 2000. In order to understand fully the financial analyses used by Bear Stearns, the tables must be read with the text of each summary because the tables alone are not a complete description of the financial analysis. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion. You are strongly urged to review the full text of the Bear Stearns' opinion, which is included as Annex B.

     The following summary describes the analyses and factors that Bear Stearns deemed material in its presentation to the Uproar board of directors and in preparing its opinion, but is not a comprehensive description of all analyses performed and factors considered by Bear Stearns in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Bear Stearns believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Bear Stearns did not assign specific weight to any particular analysis.

     In conducting its analyses and arriving at its opinions, Bear Stearns used a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Bear Stearns to provide its opinion to the Uproar board of directors as to the fairness of the merger consideration to be paid, from a financial point of view, to Uproar and do not purport to be appraisals of or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Bear Stearns made, and was provided by Uproar's management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Uproar's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual, past, or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Uproar, neither Uproar, Bear Stearns, nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

     Historical Stock Price Analysis. Bear Stearns reviewed and analyzed recent and historical market prices and trading volumes for Uproar's common stock and compared such market prices to the Nasdaq Composite Index since March 17, 2000, the date of Uproar's initial public offering of common stock on the Nasdaq National Market. Bear Stearns observed that Uproar's closing stock price was $6.00 on July 25, 2000, the day prior to announcement of the merger. The 10-day and 30-day average stock price prior to Bear Stearns rendering its fairness opinion was $6.88 and $6.72, respectively.

     Comparable Public Company Trading Analysis. Bear Stearns calculated the implied ratios of equity values to estimated calendar year 2000 and 2001 revenue projections for the companies Bear Stearns deemed generally comparable to iwin. Bear Stearns then compared these ratios to the implied ratio of the consideration to be paid in the merger to the estimated calendar year 2000 and 2001 revenue projections of iwin, as adjusted downward by Uproar management. The comparable companies were:

     - FreeShop.com;

     - LifeMinders.com;

     - MyPoints.com;

     - Promotions.com; and

     - Uproar.

     The following table summarizes the analysis.

                              COMPARABLE COMPANIES

                                                         IWIN    MEAN    HARMONIC MEAN
                                                         ----    ----    -------------
Fully Diluted Equity Value to
  Calendar Year 2000E Revenue..........................  3.7x    6.1x        3.8x
  Calendar Year 2001E Revenue..........................  2.2x    3.4x        2.0x

     None of the comparable companies is identical to iwin. Accordingly, Bear Stearns believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Bear Stearns' opinion, concerning differences in financial and operating characteristics of iwin and other factors that could affect the public trading value of the comparable companies.

     Comparable M&A Transactions Analysis. Bear Stearns analyzed mergers and acquisitions that it deemed comparable to the merger. The comparable transactions considered by Bear Stearns were:

     - the acquisition of Total Sports by Quokka Sports, announced on July 21, 2000;

     - the acquisition of CyberGold by MyPoints, announced on April 17, 2000;

     - the acquisition of YesMail by CMGI, announced on December 15, 1999;

     - the acquisition of Gamesville by Lycos, announced on November 23, 1999;

     - the acquisition of Market Guide by Multex.com, announced on June 23, 1999;

     - the acquisition of Xoom.com by NBCi, announced on May 10, 1999;

     - the acquisition of Broadcast.com by Yahoo!, announced on April 1, 1999;

     - the acquisition of Moviefone by AOL, announced on February 1, 1999;

     - the acquisition of GeoCities by Yahoo!, announced on January 28, 1999;
       and

     - the acquisition of Web21 by Go2Net, announced on January 4, 1999.


     Bear Stearns calculated ratios of equity value of the targets as of the announcement date to latest twelve months ("LTM") revenue and last quarter annualized ("LQA") revenue. Bear Stearns then compared these ratios to the implied ratio of the consideration to be paid in the merger to the LTM and LQA revenue of iwin. In its evaluation, Bear Stearns considered the fact that iwin commenced generating revenue in December 1999.


     The following table summarizes the analysis.

                            COMPARABLE TRANSACTIONS

                                                        IWIN    MEAN     HARMONIC MEAN
                                                        ----    -----    -------------
Fully Diluted Equity Value to
  Latest Twelve Months Revenue........................  8.7x    78.8x        21.1x
  Last Quarter Annualized Revenue.....................  3.9x    46.4x        15.0x

     All the multiples for the comparable transactions listed above were based on public information available at the time of the announcement of these transactions, without taking into account differing market and other conditions during the period which the comparable transactions occurred.

     Because the reasons for, and circumstances surrounding, each of the comparable transactions were so diverse, and due to the inherent differences between the operations and financial conditions of iwin and the companies involved in the comparable transactions, Bear Stearns believes that a comparable transactions analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Bear Stearns' opinion, concerning differences between the characteristics of the comparable transactions and the merger that could affect the value of iwin.

     Relative Contribution Analysis. Bear Stearns compared the relative equity values and enterprise values of Uproar and iwin to the relative contributions of each party to combined projected revenue. Uproar stockholders would represent 68.3% and 57.7% of the combined company's fully diluted equity value and enterprise value, respectively, and Uproar would contribute, during the quarters ending December 31, 2000, March 31, 2001, June 30, 2001, September 30, 2001, and December 31, 2001, 53.8%, 58.2%, 58.1%, 63.9%, and 65.9%, respectively, of the combined company's projected revenue.

     Pro Forma Merger Consequences Analysis. Bear Stearns analyzed certain pro forma effects of the merger. Bear Stearns noted that the merger would increase Uproar's pro forma revenue per fully diluted share for the quarters ending December 31, 2000, March 31, 2001, June 30, 2001, September 30, 2001, and
December 31, 2001, by 26.9%, 17.3%, 17.4%, 6.8%, and 3.6%, respectively. Bear
Stearns noted that the merger would increase Uproar's pro forma earnings per fully diluted share for the quarters ending December 31, 2000, March 31, 2001, June 30, 2001, September 30, 2001, and December 31, 2001, by 10.1%, 12.3%,
15.6%, 10.9%, and 2.9%, respectively, including the effect of anticipated synergies. Bear Stearns noted that the merger would increase Uproar's pro forma cash earnings per fully diluted share for the quarters ending December 31, 2000, March 31, 2001, June 30, 2001, September 30, 2001, and December 31, 2001, by
57.5%, 66.1%, 71.2%, 73.8%, and 277.3%, respectively, including the effect of anticipated synergies.

     The terms of the merger were determined through negotiations between Uproar and iwin and were approved by Uproar's board of directors. The decision to enter into the merger was solely that of the board of directors. Bear Stearns' opinion does not constitute a recommendation to the board of directors of Uproar or any holder of Uproar's common stock as to how to vote with respect to the merger.

INTERESTS OF BEAR STEARNS IN THE MERGER

     Uproar retained Bear Stearns to render its fairness opinion based on Bear Stearns' experience and expertise in transactions similar to the merger. Bear Stearns, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Pursuant to the terms of its engagement letter with Bear Stearns, dated August 16, 2000, Uproar has agreed to pay Bear Stearns a fee of $400,000 payable upon delivery of the fairness opinion. In addition, Uproar has agreed to reimburse Bear Stearns for reasonable out-of-pocket fees, expenses and costs in connection with the performance of its activities under the engagement letter, including the fees and expenses of its accountants and legal counsel, if any, and any other advisor retained by Bear

Stearns. Uproar has also agreed to indemnify Bear Stearns and certain related persons against certain liabilities in connection with the engagement of Bear Stearns, including certain liabilities under the federal and state securities laws.

     Bear Stearns is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Bear Stearns has been previously engaged by Uproar to provide certain investment banking and financial advisory services in connection with its initial public offering. Bear Stearns may provide financial advisory and financing services to the combined company and/or its affiliates and may receive fees for the rendering of these services. Bear Stearns publishes research reports regarding the Internet industry and the businesses and services of publicly owned companies in the Internet industry. In the ordinary course of its business, Bear Stearns may actively trade the securities of Uproar and/or its affiliates for its own account and for the accounts of its customers and, accordingly, Bear Stearns may at any time hold a long or short position in such securities.

INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS OF UPROAR AND IWIN IN THE MERGER


     You should be aware of the interests that various executive officers and directors of Uproar and iwin have in the merger. The boards of directors of Uproar and iwin were aware of the material conflicts and considered them when approving the merger. These interests are different from and in addition to your and their interests as stockholders. These include:


  Significant Holdings


     For information on the holdings of executive officers and directors of Uproar and iwin, see "Securities Ownership of Certain Beneficial Owners and Management of Uproar and iwin" on pages 109 to 112.


  Acceleration of iwin Stock Options for Specified iwin Officers

     At the closing of the merger, vesting for options to purchase iwin common stock held by the iwin officers listed below will accelerate and become vested automatically without any action on the part of the holder as set forth in the table below. These options will be assumed by Uproar in the merger.

                                                                                       NO. OF SHARES
                                                                                     UNDERLYING OPTIONS
                                                                                         SUBJECT TO
            NAME                       POSITION WITH IWIN           EXERCISE PRICE      ACCELERATION
            ----                       ------------------           --------------   ------------------
Scott Kaufman...............  Vice President of Product Management      $0.75             143,200
Jason Yardi.................  Vice President of Engineering             $0.75              55,000
Dennis Cho..................  Vice President of Business and Legal
                              Affairs and General Counsel               $2.00              35,000
Daniel Hahn.................  Director of East Coast Sales              $2.00              30,000
Derrick Morton..............  Vice President, Executive Producer        $2.00              30,000
Jin Brown...................  Controller                                $2.00              20,000
                                                                                          -------
     Total:                                                                               313,200


  Employment Agreement, Option, Etc.


     Scott Kaufman, iwin's Vice President of Product Management, will enter into an employment agreement with Uproar at the closing of the merger with a two (2) year term. Pursuant to the agreement, Mr. Kaufman will become Uproar's Executive Vice President of Product Development. The agreement provides for the following:

     - annual salary of not less than $200,000 per year;

     - severance payments equal to the base salary otherwise payable to Mr. Kaufman for the remainder of the term, unless Mr. Kaufman's termination is for cause or due to permanent disability; and

     - participation in the employee benefit plans and programs of Uproar.

     The agreement also provides that the vesting of Mr. Kaufman's options which are being assumed by Uproar in the merger will accelerate by one (1) year if his employment is terminated due to permanent disability or by Uproar without cause or by Mr. Kaufman for good reason. In addition, the agreement provides that during the term of Mr. Kaufman's employment and for one year thereafter, Mr. Kaufman will not solicit for employment any of Uproar's or its affiliates' employees or solicit the business of Uproar's or its affiliates' customers with whom he had contact during his employment.

     In addition if the merger is completed, Mr. Kaufman will receive an option to purchase 480,420 shares of iwin common stock with an exercise price of $5.46 per share. This option will be assumed by Uproar at the closing of the merger in accordance with the formula described in "Treatment of iwin Common Stock, Preferred Stock, Options and Warrants" below.


     A corporation controlled by Mr. Kaufman's parents sold approximately $148,125 worth of jewelry to iwin, to be used for promotional purposes in connection with iwin's online operations.


  Indemnification

     The agreement and plan of reorganization provides that all rights to indemnification and all limitations on liability in effect for the benefit of present and former officers and directors of iwin with respect to actions taken in such official capacities will continue in effect after the merger.

  New Directors of Uproar

     The agreement and plan of reorganization provides that Uproar will take all reasonable action to increase the size of its board of directors to ten (10) members at the time of the merger. iwin will have the right to nominate three
(3) members to the board, who will be Richard Janssen, Gary Loveman and Frederick Krueger.

TREATMENT OF IWIN COMMON STOCK, PREFERRED STOCK, OPTIONS AND WARRANTS

     Treatment of iwin Common Stock, Series A Preferred Stock, Series B Preferred Stock And Series C Preferred Stock. With the exception of dissenting shares, each issued and outstanding share of iwin common stock will be canceled and extinguished and be converted automatically into the right to receive a fraction of a share of Uproar common stock. The numerator of this fraction will be fourteen million eight thousand three hundred three (14,008,303), and the denominator will be equal to the sum of:

     - the aggregate number of shares of iwin common stock outstanding as of the effective time of the merger, including each share of iwin common stock into which shares of iwin preferred stock will be converted prior to the effective time, plus

     - the aggregate number of shares of iwin common stock issuable upon exercise of all options of iwin outstanding and vested (which means they are no longer subject to iwin's right of repurchase) as of the effective time, including options the vesting of which will accelerate as a result of the consummation of the merger; plus

     - the aggregate number of shares of iwin common stock issuable upon exercise of all warrants of iwin outstanding as of the effective time.

     In the transaction, Uproar will also assume all outstanding stock options and warrants previously issued by iwin as described below.

     As of August 23, 2000, iwin had outstanding 7,193,189 shares of common stock, 8,525,692 shares of preferred stock, 2,148,848 shares of common stock subject to outstanding options and 60,000 shares of common stock subject to outstanding warrants. All shares of Series A preferred stock, Series B preferred stock and Series C preferred stock will be converted into an equal number of shares of iwin common stock immediately prior to the effective time of the merger. At the effective time, we estimate that options to purchase approximately 1,083,000 shares of iwin common stock will be vested. Given this information, we estimate that each share of iwin stock will be converted into
0.83 of a share of Uproar common stock in the merger.

     Treatment of iwin Options and Warrants. At the effective time of the merger, each unexpired and unexercised outstanding option to purchase shares of iwin common stock, whether vested or unvested, will be assumed by Uproar and converted into an option to purchase approximately 0.83 of a share of Uproar common stock. At the effective time, each unexpired and unexercised outstanding warrant to purchase shares of iwin common stock, whether currently exercisable or not, will be assumed by Uproar and will also become exercisable to purchase approximately 0.83 of a share of Uproar common stock. The number of shares of Uproar common stock subject to the assumed iwin stock options and warrants will be determined in accordance with the formula described above. Other than as set forth above under "Interests of Executive Officers and Directors of Uproar and iwin in the Merger," no iwin options will accelerate as a result of the merger. Any fractional shares of Uproar common stock resulting from the adjustment will be rounded down to the nearest share. The exercise price per share of Uproar common stock under the iwin stock options and warrants will equal the exercise price per share of the iwin common stock under the original stock options or warrants, as the case may be, divided by the exchange ratio.

ESCROW ARRANGEMENTS

     By approving the agreement and plan of reorganization and its related transactions, the iwin stockholders will authorize the creation of the escrow fund, the terms of the escrow agreement and the appointment of Frederick Krueger as their representative with respect to indemnification matters. The purpose of the escrow fund is to indemnify Uproar in the event of a breach of the representations and warranties of iwin in the agreement and plan of reorganization and upon the occurrence of certain other events. A total of ten percent (10%) of the Uproar common stock otherwise deliverable to the iwin stockholders in the merger will be deposited in the escrow fund. The escrow fund will serve as Uproar's exclusive remedy for damages for which Uproar is entitled to indemnification under the agreement, other than damages arising from fraudulent or intentional acts.

COMPOSITION OF UPROAR BOARD OF DIRECTORS

     Under the agreement and plan of reorganization, Uproar has agreed that it will take all reasonable action at the time of the merger to increase the number of its directors to ten (10) and that iwin will have the right to nominate three
(3) directors to the Uproar board. Uproar's certificate of incorporation and bylaws allow the board of directors to increase the number of the directors to not more than fifteen (15) and to fill vacancies and new directorships resulting from any increase in the authorized number of directors. The Uproar board of directors has unanimously approved the increase in the number of directors to ten (10), effective upon the closing of the merger. At that time, Uproar director Thompson B. Barnhardt will resign from the Uproar board and iwin's three nominees will become members of the Uproar board. iwin's three nominees to the Uproar board are Richard Janssen, Gary Loveman and Frederick Krueger. Mr. Krueger will also serve as the Vice Chairman of the board.

ACCOUNTING TREATMENT OF THE MERGER

     The parties intend to account for the merger as a purchase for financial reporting and accounting purposes, under generally accepted accounting principles. After the completion of the merger, the results of operations of iwin will be included in the consolidated financial statements of Uproar. The purchase price will be allocated to iwin's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of iwin acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized. It is anticipated that the amount of goodwill and other intangible assets will be significant and will therefore have a significant negative impact on Uproar's operating results.

REGULATORY APPROVALS


     The merger is subject to United States antitrust laws. We made the required filings with the Department of Justice and the Federal Trade Commission, and our request for early termination of the applicable waiting period was granted by the Federal Trade Commission on September 6, 2000. The Department of Justice or the Federal Trade Commission, as well as a state or private person, may challenge the merger at any time before or after its completion. Neither Uproar nor iwin is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate law of Delaware.


MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     In the opinions of O'Melveny & Myers LLP, counsel to iwin, and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to Uproar, the following discussion addresses the material federal income tax considerations relevant to the merger that may be applicable to iwin stockholders. These opinions and the following discussion are based on currently existing provisions of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code"), existing treasury regulations and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Uproar, iwin or iwin stockholders.

     iwin stockholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular iwin stockholders who are subject to special rules or that may be important in light of such stockholders' individual circumstances, such as stockholders who:

     - Are dealers in securities or foreign currency;

     - Are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     - Are foreign persons or entities;

     - Are financial institutions or insurance companies;

     - Do not hold their iwin shares as capital assets;

     - Acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

     - Hold iwin capital stock as part of an integrated investment (including a "straddle," pledge against currency risk, "constructive" sale or "conversion" transaction) comprised of shares of iwin capital stock and one or more other positions.

     In addition, the following discussion does not address:

     - Tax consequences of the merger under foreign, state or local tax laws;

     - Tax consequences of transactions effectuated before, after or concurrently with the merger (whether or not any such transactions are undertaken in connection with the merger) including any transaction in which iwin shares are acquired or Uproar shares are disposed of; or

     - Tax consequences to holders of options, warrants or similar rights to acquire iwin capital stock, including the assumption by Uproar of outstanding options and subscriptions to acquire iwin capital stock.

     Accordingly, iwin stockholders are urged to consult their own tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences of the merger.

     Completion of the merger is conditioned on receipt of tax opinions by iwin and Uproar from their respective counsel, O'Melveny & Myers LLP and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, to the effect that the merger will constitute a "reorganization" within the meaning of the Internal Revenue Code. The tax opinions will be based on representations of Uproar, iwin and the merger subsidiary, and, as explained more fully below, are subject to certain assumptions, limitations and qualifications. In the event that this opinion requirement is waived as a result of a material change in the tax consequences of the merger from those expressed here, revised disclosure will be prepared and distributed to iwin stockholders as part of a revised joint proxy statement/prospectus for the merger.

     The following material federal income tax consequences will generally result from the merger constituting a reorganization within the meaning of the Internal Revenue Code:

     - iwin stockholders should not recognize any gain or loss solely upon receipt in the merger of Uproar common stock in exchange for iwin capital stock, except to the extent of cash received in lieu of fractional shares of Uproar common stock.

     - The aggregate tax basis of the Uproar common stock received by an iwin stockholder in the merger, including any fractional shares of Uproar common stock not actually received and any Uproar common stock to be placed in escrow, should be the same as the aggregate tax basis of the surrendered iwin capital stock.

     - The holding period of the Uproar common stock received by an iwin stockholder in the merger should include the period for which the surrendered iwin capital stock was considered to be held, provided that the iwin capital stock so surrendered is held as a capital asset at the time of the merger.

     - Cash payments received by an iwin stockholder in lieu of fractional shares of Uproar common stock should be treated as if fractional shares of Uproar common stock had been issued in the merger and then redeemed by Uproar. An iwin stockholder receiving cash in lieu of a fractional share will recognize gain or loss with respect to such payment measured by the difference (if any) between the amount of cash received and the basis in the fractional share.

     - Under the merger agreement, ten percent (10%) of the aggregate number of shares of Uproar common stock issuable to each iwin stockholder in the merger will be placed in escrow. The return of any escrow shares to Uproar in satisfaction of an indemnification claim is not expected to result in the recognition of gain or loss but is instead expected to be treated as an adjustment to the exchange terms of the merger agreement. Accordingly, the basis of such shares of Uproar common stock received in the merger by holders of escrow shares would be adjusted. Stockholders of iwin are urged to consult their tax advisors regarding the specific tax consequences to them of the transfer of the escrow shares.

     - An iwin stockholder who exercises dissenters' rights will generally recognize gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the holder's basis in such shares, provided that the stockholder exercising dissenters' rights owns no shares of Uproar common stock (either actually or constructively within the meaning of Section 318 of the Internal Revenue Code) immediately after the merger. If, however, an iwin stockholder owned or was treated as owning Uproar common stock immediately after the merger, then such stockholder may recognize ordinary income for federal income tax purposes in an amount equal to the entire amount of cash so received.

     - Neither Uproar, the merger subsidiary nor iwin should recognize gain or loss solely as a result of the merger.

     Although Uproar and iwin will receive tax opinions that will provide that the merger will constitute a reorganization, a recipient of shares of Uproar common stock could recognize gain to the extent that those shares were considered to be received in exchange for services or property other than solely iwin capital stock. All or a portion of such a gain may be taxable as ordinary income. An iwin stockholder could also have to recognize gain to the extent such stockholder was treated as receiving (directly or indirectly) consideration other than Uproar common stock in exchange for iwin capital stock.

     Uproar and iwin will not request a ruling from the Internal Revenue Service ("IRS") in connection with the merger, and the tax opinions will not be binding upon the IRS. The IRS is therefore not precluded from

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

successfully asserting a contrary opinion. In addition, the tax opinions will be subject to certain assumptions, limitations and qualifications, including the following assumptions.

     - Original documents (including signatures) are authentic, documents submitted to counsel as copies conform to the original documents, and there has been (or will be by the effective time of the merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of such documents.

     - All statements, covenants, representations and warranties in the merger agreement, in the representations received from Uproar, the merger subsidiary and iwin to support the opinions, and in other documents related to Uproar, the merger subsidiary and iwin and relied upon by counsel to support the opinions are, in each case, true and accurate. Any such representation or statement made "to the knowledge of" or otherwise similarly qualified is correct without such qualification and all such statements and representations, whether or not qualified, will remain true through the effective time of the merger. In addition, as to all matters in which a person or entity making such a representation has represented that such person or entity either is not a party to, does not have, or is not aware of any plan, intention, understanding or agreement to take an action, there is in fact no plan, intention, understanding or agreement and such action will not be taken.

     - The merger will be consummated pursuant to the merger agreement and will be effective under the laws of the state of Delaware.

     - No iwin stockholder has guaranteed or will guarantee any iwin indebtedness outstanding during the period immediately prior to the merger, and at all relevant times, including as of the effective time of the merger, (i) no outstanding indebtedness of iwin, Uproar or the merger subsidiary has or will represent equity for tax purposes, (ii) no outstanding equity of Uproar, iwin or the merger subsidiary has or will represent indebtedness for tax purposes, and (iii) no outstanding security, instrument, agreement or arrangement that provides for, contains, or represents either a right to acquire iwin stock or to share in the appreciation thereof constitutes or will constitute "stock" for purposes of the Internal Revenue Code.

     - After the merger, iwin will hold "substantially all" of its and the merger subsidiary's properties and will continue its historic business or use a significant portion of its historic assets in a business.

     - Uproar, iwin and the merger subsidiary will report the merger on their respective U.S. federal income tax returns in a manner consistent with the qualification of the merger as a reorganization.

     - In the merger, shares of iwin capital stock representing "control" of iwin within the meaning of the Internal Revenue Code will be exchanged solely for voting common stock of Uproar.

     - Uproar has no current plan or intention to redeem or reacquire any shares of the Uproar common stock issued in the merger, except that Uproar may from time to time repurchase its common stock if (i) any such repurchases are undertaken for a corporate business purpose and (ii) the repurchases of the Uproar common stock are a small percentage of its total common stock and are made on the open market through a broker for the prevailing market price.

     - Uproar has no plan or intention to liquidate iwin, to merge iwin with or into another corporation, to cause iwin to issue additional shares of the iwin stock to persons other than Uproar, or to sell or otherwise dispose of the stock of iwin, and Uproar has no plan or intention to cause iwin to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business.

     - Immediately prior to the merger, Uproar will not own any shares of iwin capital stock.

     - No extraordinary distribution with respect to shares of iwin capital stock or redemption of such shares has been or will be made prior to and in connection with the merger, and no person related to iwin has acquired or will acquire iwin capital stock prior to and in connection with the merger.

     - Representations made by Uproar, its subsidiary and iwin in certain certificates to be delivered to counsel by the respective management of Uproar, its subsidiary and iwin will be true and accurate.

     A successful IRS challenge to the reorganization status of the merger as a result of a failure to meet any of the requirements of a reorganization would result in iwin stockholders recognizing taxable gain or loss with respect to each share of iwin capital stock surrendered equal to the difference between their bases in such shares and the fair market value, as of the date the merger is completed, of the Uproar common stock received in exchange therefor. In such event, a stockholder's aggregate basis in the Uproar common stock so received would equal its fair market value as of the date the merger is completed and the stockholder's holding period for such stock would begin the day after the merger.

     Backup withholding with respect to cash paid instead of fractional shares of Uproar common stock. Certain non-corporate iwin stockholders may be subject to backup withholding at a 31% rate on cash payments received instead of fractional shares of Uproar common stock. Backup withholding will not apply, however, to an iwin stockholder who (a) furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to iwin stockholders following the date of the merger, (b) provides a certification of foreign status on Form W-8 or successor form or (c) is otherwise exempt from backup withholding.

APPRAISAL RIGHTS

     If the merger is consummated, a holder of record of iwin stock on the date of making a demand for appraisal, as described below, who:

     - continues to hold those shares through the time of the merger;

     - strictly complies with the procedures set forth under Section 262 of the Delaware General Corporation Law; and

     - has not voted in favor of the merger

will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 and to receive payment for the "fair value" of these shares in lieu of the consideration provided for in the agreement and plan of reorganization. This joint proxy statement/prospectus is being sent to all holders of record of iwin stock on the record date for the iwin special meeting and constitutes notice of the appraisal rights available to those holders under
Section 262. THE STATUTORY RIGHT OF APPRAISAL GRANTED BY SECTION 262 REQUIRES STRICT COMPLIANCE WITH THE PROCEDURES SET FORTH IN SECTION 262. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN A TERMINATION OR WAIVER OF APPRAISAL RIGHTS UNDER SECTION 262. THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL PROVISIONS OF SECTION 262. The following summary is not a complete statement of Section 262 of the Delaware General Corporation Law, and is qualified in its entirety by reference to Section 262 which is incorporated herein by reference, together with any amendments to the statute that may be adopted after the date of this joint proxy statement/prospectus. A copy of Section 262 is attached as Annex C to this joint proxy statement/prospectus.

     A holder of iwin stock electing to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of such stockholder's shares of iwin prior to the vote on the merger. The written demand must identify the stockholder of record and state the stockholder's intention to demand appraisal of his or her shares. All demands should be delivered to iwin, Attention:
Secretary, iwin.com, Inc., 10940 Wilshire Boulevard, Los Angeles, California 90024, telephone: (310) 264-4300.

     Only a holder of shares of iwin stock on the date of making a written demand for appraisal who continuously holds those shares through the time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder's name appears on the holder's stock certificates representing shares of iwin stock. If iwin stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if iwin stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record; that agent, however, must identify the record owner or

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

owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares.

     A record holder such as a broker who holds shares of iwin stock as a nominee for beneficial owners, some of whom desire to demand appraisal, must exercise appraisal rights on behalf of those beneficial owners with respect to the shares of iwin stock held for those beneficial owners. In that case, the written demand for appraisal should set forth the number of shares of iwin stock covered by it. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of iwin stock held in the name of the record owner.

     BENEFICIAL OWNERS WHO ARE NOT RECORD OWNERS AND WHO INTEND TO EXERCISE APPRAISAL RIGHTS SHOULD INSTRUCT THE RECORD OWNER TO COMPLY WITH THE STATUTORY REQUIREMENTS WITH RESPECT TO THE EXERCISE OF APPRAISAL RIGHTS BEFORE THE DATE OF THE IWIN SPECIAL MEETING.

     Within 10 days after the time of the merger, the surviving corporation is required to send notice of the effectiveness of the merger to each stockholder who prior to the time of the merger complies with the requirements of Section 262.

     Within 120 days after the time of the merger, the surviving corporation or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of iwin stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving corporation. If no petition is filed by either the surviving corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation is under no obligation to and has no present intention to take any action in this regard. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. FAILURE TO FILE THE PETITION ON A TIMELY BASIS WILL CAUSE THE STOCKHOLDER'S RIGHT TO AN APPRAISAL TO CEASE.

     Any stockholder who has complied with subsections (a) and (d) of Section 262 is entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of iwin stock not voted in favor of the merger with respect to which demands for appraisal have been received by iwin and the number of holders of those shares. The surviving corporation must mail the statement within 10 days after the written request has been received by iwin or within 10 days after expiration of the time for delivery of demands for appraisal under subsection (d) of Section 262, whichever is later.

     If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of iwin stock owned by those stockholders, determining the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the amount determined to be the fair value.

     Stockholders considering seeking appraisal should consider that the fair value of their shares determined under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the agreement and plan of reorganization without the exercise of appraisal rights. The cost of the appraisal proceeding may be determined by the Court of Chancery and assessed against the parties as the Court deems equitable in the circumstances. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding (including, without limitation, reasonable attorney's fees and the fees and expenses of experts) be charged pro rata against the value of all shares of iwin stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

     Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the time of the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other
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

distributions, if any, on the iwin stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the merger.

     A stockholder may withdraw a demand for appraisal and accept the Uproar common stock at any time within 60 days after the time of the merger, or thereafter may withdraw such a demand with the written approval of the surviving corporation. If an appraisal proceeding is properly instituted, such proceeding may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned upon such terms as the Court of Chancery deems just. If, after the merger, a holder of iwin stock who had demanded appraisal for the holder's shares fails to perfect or loses his right to appraisal, those shares will be treated under the agreement and plan of reorganization as if they had been converted as of the time of the merger into Uproar common stock.

     IN VIEW OF THE COMPLEXITY OF THESE PROVISIONS OF THE DELAWARE CORPORATE LAW, ANY IWIN STOCKHOLDER WHO IS CONSIDERING EXERCISING APPRAISAL RIGHTS SHOULD CONSULT A LEGAL ADVISOR.

NASDAQ NATIONAL MARKET AND EASDAQ QUOTATIONS

     It is a condition to the closing of the merger that the shares of Uproar common stock to be issued pursuant to the agreement and plan of reorganization be listed on the Nasdaq National Market and on EASDAQ.

RESALES OF UPROAR COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER; AFFILIATE AGREEMENTS, LOCK-UP AGREEMENTS

     Holders of iwin stock, specified optionholders and iwin's directors and officers are required to execute lock-up agreements with Uproar prior to the merger. Pursuant to the lock-up agreements, each of such holders agrees that for 180 days following the merger, the holder will not sell, transfer or otherwise dispose of shares of Uproar common stock received in the merger without the prior consent of Uproar. After this 180 day period, the Uproar common stock issued in connection with the merger will be freely transferable, except that shares of Uproar common stock received by persons who are deemed to be "affiliates," as such term is defined by Rule 144 under the Securities Act of 1933, of iwin at the effective time of the merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. The executive officers, directors and persons who may be affiliates of iwin have each executed a written affiliate agreement providing, among other things, that such person will comply with the Securities Act of 1933 in their disposition of Uproar common stock received in connection with the merger.

OPERATIONS FOLLOWING THE MERGER


     Following the merger, iwin will operate as a subsidiary of Uproar. The Uproar board of directors will be expanded to ten members, and Uproar director Thompson B. Barnhardt will resign from the Uproar board. Three individuals designated by iwin, Richard Janssen, Gary Loveman and Frederick Krueger, will be elected to serve on the board. The Uproar board will elect Frederick Krueger as Vice Chairman of the board. The stockholders of iwin will become stockholders of Uproar, and their rights as stockholders will be governed by Uproar's certificate of incorporation and Uproar's bylaws.


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

                    THE AGREEMENT AND PLAN OF REORGANIZATION

     The following is a brief summary of the material provisions of the agreement and plan of reorganization, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference into this summary. The summary is not complete and is qualified in its entirety by reference to the agreement and plan of reorganization. We urge all stockholders of Uproar and iwin to read the agreement and plan of reorganization in its entirety for a more complete description of the terms and conditions of the merger.

GENERAL

     Following the adoption of the agreement and plan of reorganization and its related transactions by the stockholders of iwin, the approval of the issuance of shares of Uproar common stock by the stockholders of Uproar, and the satisfaction or waiver of the other conditions to the merger, a wholly owned subsidiary of Uproar named iwin Acquisition Corporation, will be merged with and into iwin. iwin will survive the merger as a wholly owned subsidiary of Uproar. If all conditions to the merger are satisfied or waived, the merger will become effective at the time of the filing by the surviving corporation of a duly executed certificate of merger with the Secretary of State of the State of Delaware, referred to herein as the effective time.

EXCHANGE OF SHARES

     With the exception of dissenting shares, each issued and outstanding share of iwin common stock will be canceled and extinguished and be converted automatically into the right to receive a fraction of a share of Uproar common stock. The numerator of the fraction will be fourteen million eight thousand three hundred three (14,008,303), and the denominator will be equal to the sum of:

     - the aggregate number of shares of iwin common stock outstanding as of the effective time, including each share of iwin common stock into which shares of iwin preferred stock will be converted prior to the effective time, plus

     - the aggregate number of shares of iwin common stock issuable upon exercise of all options of iwin outstanding and vested as of the effective time, including options the vesting of which will accelerate as a result of the consummation of the merger, plus

     - the aggregate number of shares of iwin common stock issuable upon exercise of all warrants of iwin outstanding as of the effective time.

     In the transaction, Uproar will also assume all outstanding stock options and warrants previously issued by iwin as discussed below.

     As of August 23, 2000, iwin had outstanding 7,193,189 shares of common stock, 8,525,692 shares of preferred stock, 2,148,848 shares of common stock subject to outstanding options, and 60,000 shares of common stock subject to outstanding warrants. All shares of iwin Series A preferred stock, Series B preferred stock and Series C preferred stock will be converted into shares of iwin common stock immediately prior to the effective time on a one to one basis. At the effective time, we estimate that options to purchase approximately 1,083,000 shares of iwin common stock will be vested. Given this information, we estimate that at the effective time each share of iwin stock will be converted into 0.83 of a share of Uproar common stock.

CREATION OF ESCROW FUND

     By approving the agreement and plan of reorganization and its related transactions, the iwin stockholders will authorize the creation of the escrow fund, the terms of the escrow agreement and the appointment of Frederick Krueger as their agent with respect to indemnification matters. The purpose of the escrow fund is to indemnify Uproar in the event of a breach of the representations and warranties of iwin in the agreement and plan of reorganization and upon the occurrence of certain other events. A total of ten percent (10%) of the Uproar common stock otherwise deliverable to the iwin stockholders will be deposited in the escrow fund. The escrow fund will serve as Uproar's exclusive remedy for damages for which Uproar is entitled to indemnification under the agreement, other than damages arising from fraudulent or intentional acts.

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

TREATMENT OF IWIN STOCK OPTIONS AND WARRANTS

     At the effective time of the merger, each unexpired and unexercised outstanding option to purchase shares of iwin common stock, whether vested or unvested, will be assumed by Uproar and converted into an option to purchase approximately 0.83 of a share of Uproar common stock. At the effective time, each unexpired and unexercised outstanding warrant to purchase shares of iwin common stock, whether currently exercisable or not, will be assumed by Uproar and will also become exercisable to purchase 0.83 of a share of Uproar common stock. Other than as described under "Interests of Executive Officers and Directors of Uproar and iwin in the Merger", no iwin options will accelerate as a result of the merger. The exact number of shares of Uproar common stock subject to the assumed iwin stock options and warrants will be determined in accordance with the formula set forth above in "Exchange of Shares" at the effective time. Any fractional shares of Uproar common stock resulting from this adjustment will be rounded down to the nearest share. The exercise price per share of Uproar common stock under the iwin stock options and warrants will equal the exercise price per share of the iwin common stock under the original stock options or warrants, as the case may be, divided by the exchange ratio. The exercise prices will be rounded down to the next highest whole cent.

EXCHANGE OF STOCK CERTIFICATES

     Fractional Shares. Uproar will not issue any fractional shares of Uproar common stock in the merger. Instead, each holder of shares of iwin common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Uproar common stock will be entitled to receive cash in an amount equal to the product of the fractional part of Uproar common stock multiplied by the closing market price of Uproar common stock at the effective time.

     Surrender of Shares Of iwin Stock; Stock Transfer Books. Promptly after the effective time, iwin will mail to each record holder of certificate(s) representing iwin capital stock a letter of transmittal containing instructions for surrendering the certificates in exchange for Uproar common stock and for obtaining cash payment instead of fractional shares. Holders of certificates who properly surrender their certificates in accordance with these instructions will receive certificates representing their shares of Uproar common stock, other than the shares placed in the escrow fund, and cash instead of any fractional shares of Uproar common stock. The surrendered certificates will be canceled. Holders of iwin common stock should not send in their certificates until they receive a letter of transmittal from iwin.

     No Further Registration or Transfer of iwin Common Stock. At the effective time, the stock transfer books of iwin will be closed and there will be no further transfers of shares of iwin common stock on the records of iwin. After the effective time, the holders of iwin stock certificates will cease to have any rights with respect to such shares of iwin common stock except as otherwise provided for in the agreement and plan of reorganization or by applicable law.

     Lost Certificates. If any iwin certificate has been lost, stolen or destroyed, the owner of the certificate must provide an appropriate affidavit of that fact. Uproar may require the owner of such lost, stolen or destroyed iwin certificates to deliver a bond as indemnity against any claim that may be made against Uproar with respect to the iwin certificates alleged to have been lost, stolen or destroyed.

APPRAISAL RIGHTS

     Holders of iwin stock that have exercised their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law will not have their shares of iwin stock converted into Uproar common stock but instead will have their shares converted into the right to receive the consideration determined in accordance with Section 262 of the Delaware General Corporation Law.

REPRESENTATIONS AND WARRANTIES

     The agreement and plan of reorganization contains representations and warranties of Uproar, iwin and iwin Acquisition Corporation. Most of these relate to:

     - their organization, standing and power;

     - their capitalization;

     - their authority to enter into the agreement and plan of reorganization and related agreements and to consummate the merger;

     - the absence of certain changes in their business;

     - litigation, arbitration, or judgments pending or threatened against them or to which they are a party;

     - the accuracy and completeness of their financial statements; and

     - the accuracy and completeness of information provided for inclusion in Uproar's registration statement on Form S-4 and this proxy statement/prospectus.

     In the agreement and plan of reorganization, iwin made certain representations and warranties, including:

     - the absence of undisclosed liabilities in its business;

     - its accounts receivable;

     - restrictions on its business activities;

     - governmental and third-party consents required prior to consummation of the merger;

     - its title to property;

     - various aspects of its intellectual property;

     - environmental matters;

     - its taxes;

     - its employee benefit plans;

     - its employees and consultants;

     - transactions with its affiliates;

     - its compliance with laws;

     - its customers and suppliers;

     - its material contracts and compliance with them;

     - its minute books;

     - the completeness of materials and documents it provided for Uproar's review; and

     - the completeness of the foregoing representations and warranties.

     Uproar has also represented and warranted as to the validity of the shares of common stock to be issued in connection with the merger and as to the accuracy and completeness of documents and reports filed by Uproar with the SEC.

COVENANTS

  Conduct Prior To The Effective Time

     Except to the extent expressly contemplated by the agreement and plan of reorganization or as consented to in writing by the other, each of iwin and Uproar agreed to carry on its and its subsidiaries' business in the ordinary course in substantially the same manner as conducted prior to execution of the agreement and plan of reorganization. Each of iwin and Uproar further agreed to:

     - pay and to cause its subsidiaries to pay debts and taxes when due;

     - to preserve intact its and its subsidiaries' present business organizations;

     - to keep available the services of its present officers and key employees; and

     - to preserve its and its subsidiaries' relationships with customers, suppliers, distributors and others having business dealings with it or its subsidiaries so that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the effective time.

     iwin and Uproar have agreed to notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business or which could have a Material Adverse Effect.

     Except to the extent expressly contemplated by the agreement and plan of reorganization or as consented to in writing by the other, iwin and Uproar have each agreed not to take or permit its subsidiaries to take, any of the following actions:

     - amend its certificate of incorporation or bylaws;

     - declare or pay any dividends on or make any other distributions on its capital stock;

     - split, combine or reclassify its capital stock;

     - issue or authorize the issuance of any other securities in substitution for shares of its capital stock; or

     - with certain exceptions, repurchase directly or indirectly its capital stock.

     The agreement and plan of reorganization restricts iwin's ability, without Uproar's prior written consent, to:

     - enter into any material contract, agreement, license or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, agreements or licenses other than in the ordinary course of business consistent with past practice;

     - accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any such plans;

     - with certain exceptions, issue, deliver or sell, authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, its capital stock or securities convertible into or exercisable for any shares of its capital stock;

     - transfer, license, extend, amend or modify any rights to its intellectual property other than the grant of non-exclusive licenses in the ordinary course of business consistent with past practice;

     - enter into or amend any agreements pursuant to which any other party is granted exclusive marketing, manufacturing or other exclusive rights with respect to its products or technology;

     - sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material to its and its subsidiaries' business;

     - borrow or commit to borrow money, guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

     - pay, discharge or satisfy claims, liabilities and obligations exceeding certain amounts;

     - terminate or waive any right of substantial value other than in the ordinary course of business;

     - increase compensation payable to its officers or employees, or grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any officer or employee;
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

     - enter into any collective bargaining agreement or establish or amend in any material respect any bonus, profit sharing, stock option or other plan;

     - commence a lawsuit or arbitration proceedings;

     - acquire or agree to acquire by merging or consolidating with any business or any corporation, partnership, association or other business organization, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole;

     - make any material tax election or amend any tax returns; or

     - take or agree to take any of the actions described above.

     iwin has also agreed that it will not directly or indirectly,

     - solicit, initiate, or encourage any inquiries or proposals that could reasonably be expected to lead to a proposal or offer for a merger, consolidation, business combination, sale of all or substantially all of its assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving iwin, other than the transactions contemplated by the agreement and plan of reorganization;

     - engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, the foregoing inquiries or proposals; or

     - agree to, approve or recommend any of the foregoing inquiries or proposals.

     iwin has agreed that it will immediately notify Uproar about inquiries, discussions or negotiations in connection with the type of transactions described above.

     Uproar has agreed that it will give notice to iwin prior to the consummation of any acquisition of a third party involving consideration in excess of $5,000,000.

     Director and Officer Indemnification. Uproar has agreed that all rights to indemnification existing on the date of the agreement and plan of reorganization, in favor of the present officers and directors of iwin to the extent permitted by applicable law and as provided for in iwin's certificate of incorporation or bylaws will continue in full force and effect.

     Third-Party Approvals. iwin and Uproar have agreed to use their reasonable best efforts to obtain all consents, and make all filings with governmental entities, which are necessary to be obtained by them to consummate the merger. They have also agreed to notify each other regarding material events.

     Directors. Uproar has agreed that it will take all reasonable action to increase the number of directors to ten (10) and that iwin will have the right to nominate three (3) members to the board of directors.

RELATED MATTERS AFTER THE MERGER

     The certificate of incorporation of iwin Acquisition Corporation as in effect immediately prior to the effective time will become the certificate of incorporation of the surviving corporation, except that the name shall be changed to the name of "iwin.com, Inc." The bylaws of iwin Acquisition Corporation will become the bylaws of the surviving corporation.

INDEMNIFICATION OF UPROAR BY IWIN STOCKHOLDERS

     The agreement and plan of reorganization provides that, subject to the limitations described below, the iwin stockholders who receive Uproar common stock in the merger will indemnify Uproar for any and all damages Uproar may suffer as a result of a misrepresentation or breach by iwin of any representation, warranty or covenant contained in the agreement and plan of reorganization. The iwin stockholders' obligations to indemnify will also extend to any matter listed on Schedule 2.8 of the agreement and plan of reorganization. These matters relate to actual or potential litigation or arbitration to which iwin or its officers or directors are or may become parties.

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

     To secure the indemnification obligations of the iwin stockholders in the agreement and plan of reorganization, ten percent (10%) of the Uproar common stock that would otherwise be issuable at the closing will be held in escrow. Pursuant to the agreement and plan of reorganization, Frederick Krueger has been designated as the agent of the iwin stockholders with respect to indemnification matters. The escrow will terminate one year after the effective time; provided, however, that a portion of the shares held in escrow, which are necessary to satisfy any unsatisfied claims made prior to termination of the escrow period with respect to facts and circumstances existing prior to expiration of the escrow period, will remain in escrow until these claims have been finally resolved, including without limitation any claims relating to items set forth on
Schedule 2.8 of the agreement and plan of reorganization.

     Except for indemnification obligations arising out of fraudulent breaches of iwin's representations and warranties and intentional breaches of iwin's covenants under the agreement and plan of reorganization, the total liability of the iwin stockholders for their indemnification obligations will not exceed the value of the shares held in escrow which will be valued at the closing market price of Uproar common stock at the effective time. Further, iwin stockholders will not be liable until the aggregate claim for damages exceeds $500,000, but after this trigger is met, will be liable for all damages incurred.

INDEMNIFICATION OF IWIN BY UPROAR

     The agreement and plan of reorganization provides that, subject to the limitations described below, after the effective time, Uproar and iwin will indemnify former stockholders of iwin for any and all damages such stockholders may suffer as a result of a misrepresentation or breach by Uproar or iwin Acquisition Corporation of any covenant contained in the agreement and plan of reorganization. Uproar's obligation to indemnify the former iwin stockholders will terminate one year after the effective time.

     Except for indemnification obligations arising out of fraudulent breaches of Uproar's representations and warranties and intentional breaches of Uproar's covenants under the agreement and plan of reorganization, the total liability of Uproar for its indemnification obligations will not exceed the value of nine percent (9%) multiplied by 14,008,305 multiplied by the closing market price of Uproar common stock at the effective time. Uproar will not be obligated to indemnify former stockholders of iwin until the aggregate claim for damages exceeds $500,000, but after this trigger is met, will be liable for all damages incurred.

CONDITIONS TO OBLIGATIONS TO EFFECT MERGER

     The respective obligations of Uproar and iwin to consummate the merger are subject to the satisfaction or waiver by them of the following conditions before completion of the merger:

     - the agreement and plan of reorganization and the merger must have been approved and adopted by the requisite vote of iwin capital stock and Uproar common stock, and any agreements or arrangements that may result in the payment of any amount that would not be deductible by reason of
       Section 280G of the Internal Revenue Code of 1986, as amended, including the option granted to Mr. Kaufman in connection with the merger, must have been approved by the number of stockholders of iwin required by the terms of Section 280G(b)(5)(B);

     - no temporary restraining order, preliminary or permanent injunction or other court order preventing the consummation of the merger may be in effect, and no proceeding brought by an administrative agency or commission or other governmental authority seeking a restraint or prohibition of the merger may be pending;

     - Uproar and iwin and their respective subsidiaries must have timely obtained from the relevant governmental entities all approvals, waivers and consents, if any, necessary for consummation of or in connection with the merger and the transactions contemplated by the agreement and plan of reorganization;

     - Each of Uproar and iwin must have received a written opinion from their respective counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code;
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

     - Uproar must have filed with the Nasdaq National Market a Notification Form for Listing of Additional Shares and with EASDAQ a Notification Form for Request for Admission to Listing on EASDAQ of Additional Financial Instruments with respect to the shares of Uproar common stock issuable in exchange for iwin common stock in the merger and upon exercise of the options under the iwin stock option plans assumed by Uproar; and

     - the SEC must have declared the registration statement on Form S-4 effective. No stop order suspending in whole or in part the effectiveness of the registration statement on Form S-4 may have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC.

     iwin's obligations to consummate the merger are subject to the satisfaction or waiver by it of the following conditions before completion of the merger:

     - the representations and warranties of Uproar and iwin Acquisition Corporation in the agreement and plan of reorganization must be true and correct in all material respects as of the effective time and Uproar and iwin Acquisition Corporation must have performed and complied in all material respects with all covenants, obligations and conditions of the agreement and plan of reorganization required to be performed and complied with by them as of the effective time;

     - there may not have occurred any material adverse change in the condition of Uproar and its subsidiaries, except for such as are directly or indirectly attributable to or arise out of general market or industry conditions; provided, that, a decline in the market price of the Uproar common stock will not by itself be deemed a material adverse change;

     - Uproar must have entered into an employment agreement with Scott Kaufman;

     - iwin must receive satisfactory evidence of the consent or approval of those persons whose consent or approval is required in connection with the merger under the material contracts of Uproar filed as exhibits to documents filed with the SEC by Uproar; and

     - no temporary restraining order, preliminary or permanent injunction or other order issued by any court or other legal or regulatory restraint provision limiting or restricting Uproar's conduct or operation of its business may be in effect, and no proceeding related to the foregoing may be pending.

     In addition, Uproar's and iwin.com Acquisition Corporation's obligations to consummate the merger are subject to the satisfaction or waiver by it of the following conditions before completion of the merger:

     - the representations and warranties of iwin in the agreement and plan of reorganization shall be true and correct in all material respects as of the effective time and iwin shall have performed and complied in all material respects with all covenants, obligations and conditions of the agreement and plan of reorganization required to be performed and complied with by it as of the effective time;

     - Uproar shall have received satisfactory evidence of the consent or approval of those persons whose consent or approval shall be required in connection with the merger under certain contracts of iwin;

     - no temporary restraining order, preliminary or permanent injunction or other order issued by any court or other legal or regulatory restraint preventing the consummation of the merger shall be in effect, and no proceeding related to the foregoing shall be pending;

     - all stockholders, officers, directors and holders of options to purchase more that 10,000 shares of iwin common stock shall have entered into a lock-up agreement with Uproar;

     - Scott Kaufman shall have entered into an employment agreement with Uproar;

     - there shall not have occurred any material adverse change in the condition of iwin and its subsidiaries, except for such as are directly or indirectly attributable to or arise out of general market or industry conditions; and

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

     - all of iwin's outstanding preferred stock shall have been converted into iwin common stock in accordance with the certificate of incorporation of iwin.

TERMINATION; EXPENSES

     At any time prior to the effective time, whether before or after approval of the matters presented in connection with the merger by the stockholders of iwin or Uproar, the agreement and plan of reorganization may be terminated:

     - by mutual consent duly authorized by the boards of directors of Uproar and iwin;

     - by either Uproar or iwin, if, without fault of the terminating party, the closing of the transactions contemplated by the agreement and plan of reorganization shall not have occurred on or before November 30, 2000 (provided, that such right to terminate the agreement and plan of reorganization will not be available to any party whose action or failure to act constitutes a breach of the agreement and plan of reorganization and has been the cause or resulted in the failure of the merger to occur on or before such date);

     - by Uproar (i) if iwin breaches any representation, warranty, obligation or agreement hereunder and such breach has not been cured within a certain time period, provided that such termination right will not be available to Uproar where Uproar is at that time in willful breach of the agreement and plan of reorganization, (ii) if the board of directors of iwin withdraws or modifies its recommendation of the agreement and plan of reorganization or the merger in a manner adverse to Uproar or shall have resolved to do any of the foregoing, provided that such termination right will not be available to Uproar where Uproar is at that time in willful breach of the agreement and plan of reorganization, or (iii) if for any reason iwin fails to call and hold the iwin stockholders meeting or commence solicitation of stockholder consents by November 15, 2000, provided that such termination right will not be available to Uproar where Uproar is at that time in material breach of the agreement and plan of reorganization;

     - by iwin (i) if Uproar breaches any representation, warranty, obligation or agreement hereunder and such breach has not been cured within a certain time period, provided that such termination right shall not be available to iwin where iwin is at that time in material breach of the agreement and plan of reorganization, (ii) if the board of directors of Uproar withdraws or modifies its recommendation of the agreement and plan of reorganization or the merger in a manner adverse to iwin or resolves to do any of the foregoing, provided that such termination right will not be available to iwin where iwin is at that time in willful breach of the agreement and plan of reorganization, or (iii) if for any reason Uproar fails to call and hold the Uproar stockholders meeting or commence solicitation of stockholder consents by November 15, 2000, provided that such termination right will not be available to iwin where iwin is at that time in material breach of the agreement and plan of reorganization;

     - by Uproar (i) if any permanent injunction or other court order preventing the consummation of the merger becomes final and nonappealable or (ii) if any required approval of the stockholders of iwin shall not have been obtained; or

     - by iwin (i) if any permanent injunction or other court order preventing the consummation of the merger becomes final and nonappealable or (ii) if any required approval of the stockholders of Uproar is not obtained.

     In the event of termination of the agreement and plan of reorganization, the agreement and plan of reorganization will be canceled and there will be no liability or obligation on the part of Uproar or iwin or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach of any representations, warranties or covenants set forth in the agreement and plan of reorganization, provided that specified provisions of the agreement and plan of reorganization will remain in full force and effect and survive any termination of the agreement and plan of reorganization.

     Except as described below, whether or not the merger is consummated, all costs and expenses incurred in connection with the agreement and plan of reorganization and its related transactions (including, the fees and

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

expenses of its advisers, accountants and legal counsel) will be paid by the party incurring such expense; provided, however, that one-half (1/2) of any out-of-pocket expenses incurred by iwin in excess of $500,000 for fees and expenses (but excluding costs associated with SEC filing fees of the registration statement on Form S-4 and printing and mailing the proxy statement/prospectus, which shall be the obligation of Uproar), will remain an obligation of iwin's stockholders. Payment made by Uproar or iwin in excess of this limit will constitute damages recoverable from the escrow fund and these damages will not be subject to any minimum threshold.

     In the event that iwin terminates the agreement and plan of reorganization due to a failure by the stockholders of Uproar to approve the agreement and plan of reorganization, then Uproar will reimburse iwin for all of the out-of-pocket costs and expenses incurred by iwin in connection with the agreement and plan of reorganization and its related transactions (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel) up to an aggregate of $500,000.

AMENDMENT AND WAIVER

     The boards of directors of Uproar and iwin may amend the agreement and plan of reorganization at any time by execution of an instrument in writing signed on behalf of each of the parties and in accordance with applicable law.

     At any time prior to the effective time, any party to the agreement and plan of reorganization may:

     - extend the time for the performance of any of the obligations or other acts of the other parties;

     - waive any inaccuracies in the representations and warranties made to such party in the agreement and plan of reorganization or in any document delivered pursuant to the agreement and plan of reorganization; and

     - waive compliance with any of the agreements or conditions for the benefit of such party in the agreement and plan of reorganization.

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

                                OTHER AGREEMENTS

VOTING AGREEMENTS


     Prior to the execution of the agreement and plan of reorganization, holders of Uproar common stock and iwin capital stock, as well as directors and executive officers of Uproar and iwin, executed voting agreements pursuant to which they agreed to vote their respective stock in Uproar and iwin in favor of the merger and for other various matters. As of August 23, 2000, holders of 24.5% of the outstanding Uproar common stock and holders of approximately 89.5% of the outstanding iwin common stock, 88.9% of the outstanding iwin Series A preferred stock, 77.9% of the outstanding iwin Series B Preferred Stock and 91.4% of the outstanding iwin Series C preferred stock have executed voting agreements.


     Under the voting agreements, the Uproar stockholders and officers and directors who executed these agreements agreed to vote in favor of the merger and any matter that could reasonably be expected to facilitate the merger, including the issuance of the shares of Uproar common stock pursuant to the merger. Each of such holders has agreed to not sell or otherwise dispose of its Uproar common stock prior to the earlier of the termination of the agreement and plan of reorganization and the closing of the merger.

     Under the voting agreements, the iwin stockholders and officers and directors who executed these agreements agreed to vote in favor of the merger and any matter that could reasonably be expected to facilitate the merger. Each of such holders has agreed to not sell or otherwise dispose of its Uproar common stock and to not initiate or solicit, directly or indirectly, any proposal or plan to acquire all or any substantial part of the business of iwin by any third person, in both cases prior to the earlier of the termination of the agreement and plan of reorganization and the closing of the merger.

AFFILIATE AGREEMENTS

     Prior to the closing of the merger, Uproar will enter into affiliate agreements with those directors, officers and stockholders of iwin who are "affiliates" within the meaning of the Securities and Exchange Commission rules. Pursuant to these affiliate agreements, each iwin affiliate will agree not to dispose of his, her or its shares of Uproar common stock received in the merger unless the disposition is permitted under the rules and regulations of the federal securities laws.

ESCROW AGREEMENT

     Under the agreement and plan of reorganization, ten percent (10%) of the total number of shares of Uproar common stock deliverable in the merger to each iwin stockholder will be placed in escrow and shall be available to compensate Uproar in accordance with the indemnification obligations of the stockholders of iwin. The shares deposited in the escrow fund shall remain available to compensate Uproar for damages for a period of one year from the date of the closing of the merger. However, if a claim is asserted prior to the one year anniversary of the closing and the claim has not been resolved by the one year anniversary, shares will remain in the escrow fund in an amount sufficient to satisfy such claim until such claim has been resolved, notwithstanding that the one year period has elapsed. The escrow agreement is attached as an exhibit to the merger agreement attached as Annex A to this joint proxy statement/prospectus.

LOCK-UP AGREEMENTS

     Each iwin stockholder, officer, director and holder of options to purchase more than 10,000 shares of iwin common stock will enter into a lock-up agreement with Uproar prior to the closing of the merger. Pursuant to the lock-up agreement, each of such persons will agree not to, for a period of 180 days beginning on the closing date of the merger, among other things, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Uproar common stock it shall have received in the merger, without the prior consent of Uproar. Any shares of Uproar common stock any of such persons acquire in the open market will not be subject to this restriction.

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

                PROPOSAL TO APPROVE AMENDMENT AND RESTATEMENT OF
                     UPROAR INC. 2000 STOCK INCENTIVE PLAN

     The stockholders of Uproar are being asked to approve an amendment and restatement of the Uproar Inc. 2000 Stock Incentive Plan. The board of directors of Uproar amended and restated the Incentive Plan on July 25, 2000 to increase the share reserve by 2,250,000 shares to an aggregate of 9,000,000 shares, as discussed below. The board believes that equity awards under the Incentive Plan play an important role in Uproar's efforts to attract, employ and retain employees, directors and consultants of outstanding ability. The board also believes that, as the company pursues strategic acquisitions such as the merger with iwin, the ability to grant equity awards to the employees of acquired companies will assist Uproar in successfully negotiating such transactions and retaining the employees for the benefit of the company and its stockholders.

     Uproar established the Incentive Plan on February 23, 2000 as a successor to the Uproar Ltd. 1999 Share Option/Share Issuance Plan to provide a means whereby eligible individuals may be given an opportunity to acquire shares of Uproar common stock and to benefit from increases in the value of Uproar common stock. The Incentive Plan was approved by the stockholders of Uproar on June 30, 2000.

     The principal terms and provisions of the Incentive Plan are summarized below. The summary, however, is not intended to be a complete description of all the terms of the Incentive Plan. A copy of the Incentive Plan will be furnished to any stockholder upon written request to Uproar's corporate Secretary.

     Structure.  The Incentive Plan is divided into three separate components:

     - the Discretionary Option Grant Program, under which eligible individuals may, at the discretion of the plan administrator, be granted options to purchase shares of Uproar common stock at an exercise price of less than, equal to, or greater than the fair market value on the grant date, and stock appreciation rights, or SARs, at a price that varies in accordance with a predetermined formula while the SAR is outstanding;

     - the Stock Issuance Program, under which such persons may, in the plan administrator's discretion, be issued shares of Uproar common stock directly through the purchase of such shares at a price less than, equal to, or greater than their fair market value at the time of their issuance or as a bonus tied to the performance of services; and

     - the Automatic Option Grant Program, under which non-employee directors receive periodic option grants at a price less than, equal to, or greater than the fair market value on the date of grant.

     Administration. The compensation committee of the board of directors, which is comprised of three independent, non-employee board members, administers the Discretionary Option Grant Program and the Stock Issuance Program. Committee members serve for such period of time as the board may determine. The Incentive Plan may also be administered with respect to optionees who are not executive officers subject to the short-swing profit rules of the federal securities laws, by the board or a secondary committee comprised of one or more board members. Neither the committee nor the board exercises any administrative discretion with respect to the Automatic Option Grant Program.

     The committee or board or secondary committee, to the extent acting as plan administrator, has full authority to determine:

     - the eligible individuals who are to receive awards under the Discretionary Option Grant Program and the Stock Issuance Program;

     - the number of shares to be covered by each granted option or other award;

     - the date or dates on which the option is to become exercisable or the award is to vest;

     - the maximum term for which the option or award is to remain outstanding;

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

     - whether the granted option will be an incentive stock option that satisfies the requirements of Section 422 of the Internal Revenue Code or a non-statutory option not intended to meet such requirements; and

     - the remaining provisions of the option grant or award.

     Eligibility. Employees and consultants who render services to Uproar or its subsidiary corporations are eligible to receive option grants and SARs under the Discretionary Option Grant Program and share issuances under the Stock Issuance Program. A non-employee member of the board or of the board of directors of any parent or subsidiary corporation of Uproar is also eligible for option grants or SARs under the Discretionary Option Grant Program and share issuances under the Stock Issuance Program, as well as option grants under the Automatic Option Grant Program.

     As of July 31, 2000, approximately 221 persons were eligible to participate in the Incentive Plan.

     Securities Subject to Incentive Plan. The maximum number of shares of Uproar common stock that may be issued over the term of the Incentive Plan may not exceed 9,000,000 shares, assuming approval of this proposal by the stockholders. The number of shares of Uproar common stock available for issuance under the Incentive Plan automatically increases on the first trading day of each calendar year during the term of the Incentive Plan by an amount equal to one percent (1%) of the shares of Uproar common stock outstanding on December 31 of the immediately preceding calendar year, not to exceed 400,000 shares in any calendar year.

     No one person participating in the Incentive Plan may receive options, separately exercisable SARs, and direct stock issuances for more than 2,000,000 shares of Uproar common stock per calendar year.

     Should an option expire or terminate for any reason prior to exercise in full, including options incorporated from the predecessor plan, the shares subject to the portion of the option not so exercised will be available for subsequent option grants under the Incentive Plan.

DISCRETIONARY OPTION GRANT PROGRAM

     Price and Exercisability. The option exercise price per share in the case of an incentive stock option may not be less than one hundred percent (100%) of the fair market value of a share of the Uproar common stock on the grant date and, in the case of a non-statutory option, the exercise price may be less than, equal to, or greater than the fair market value of a share of Uproar common stock on the grant date. Options granted under the Discretionary Option Grant Program become exercisable at such time or times and during such period as the committee may determine and as set forth in the instrument evidencing the option grant.

     The exercise price may be paid in cash or in shares of Uproar common stock held more than 6 months. Options may also be exercised through a same-day sale program, pursuant to which a designated brokerage firm may effect the immediate sale of the shares purchased under the option and pay over to Uproar, out of the sale proceeds on the settlement date, sufficient funds to cover the exercise price for the purchased shares plus all applicable withholding taxes. The committee has the discretionary authority to reprice options through the cancellation of options and the grant of replacement options with an exercise price based on the fair market value of the option shares on the regrant date.

     No optionee has any stockholder rights with respect to the option shares until the optionee has exercised the option, paid the exercise price and become a holder of record of the shares. Options are not assignable or transferable other than by will or the laws of descent and distribution and, during the optionee's lifetime, the option may be exercised only by the optionee.

     Stock Appreciation Rights. One or more eligible individuals may, at the discretion of the committee, be granted stock appreciation rights either in tandem with or independent of their option grants under the Incentive Plan. Upon exercise of an independent stock appreciation right, the individual will be entitled to a cash distribution from Uproar in an amount per share equal to the excess of the fair market value per share of Uproar common stock over the exercise or base price. An appreciation distribution may, at the discretion of the committee, be made in cash or in shares of Uproar common stock.

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     Termination of Service.  Any option held by an optionee at the time of cessation of service will not remain exercisable beyond the designated post-service exercise period. Under no circumstances, however, may any option be exercised after the specified expiration date of the option term. Each option will normally, during this limited period, be exercisable only to the extent of the number of shares of Uproar common stock in which the optionee is vested at the time of cessation of service. The committee has complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised and/or to accelerate the exercisability of such options in whole or in part. This discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

     The shares of Uproar common stock acquired upon the exercise of one or more options may be subject to repurchase by Uproar at the original exercise price paid per share upon the optionee's cessation of service prior to vesting in such shares. The committee has complete discretion in establishing the vesting schedule to be in effect for any such unvested shares and may cancel Uproar's outstanding repurchase rights with respect to those shares at any time, thereby accelerating the vesting of the shares subject to the canceled rights.

     Incentive Stock Options. Incentive stock options may only be granted to individuals who are employees of Uproar or its subsidiary corporations. During any calendar year, the aggregate fair market value, determined as of the grant date(s), of the Uproar common stock for which one or more options granted to any employee under the Incentive Plan may for the first time become exercisable as incentive stock options under Section 422 of the Code will not exceed $100,000.

STOCK ISSUANCE PROGRAM

     Shares of Uproar common stock may be sold under the Stock Issuance Program of the Incentive Plan at a price per share less than, equal to, or greater than their fair market value, payable in cash or as a bonus for past services.

     The issued shares may either be immediately vested upon issuance or subject to a vesting schedule tied to the performance of service or the attainment of performance goals. The committee has, however, the discretionary authority at any time to accelerate the vesting of any and all unvested shares outstanding under the Incentive Plan.

AUTOMATIC OPTION GRANT PROGRAM

     Under the Automatic Option Grant Program of the Incentive Plan, each individual who first joins the board of directors as a non-employee director receives an option grant for 30,000 shares of Uproar common stock at the time of his or her commencement of service on the board. Each of these options vests in a series of 3 annual installments upon the optionee's completion of each year of service over the 3-year period measured from the grant date. In addition, at each annual meeting of stockholders, each individual who has served as a non-employee director for at least 6 months and is to continue to serve as such is granted an option to purchase 5,000 shares of Uproar's common stock. Each of these options vests in a series of 4 equal quarterly installments upon the optionee's completion of each quarter of service over the 1-year period measured from the grant date. Each option under the Automatic Option Grant Program has an exercise price equal to the fair market value per share of Uproar's common stock on the grant date and has a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service.

GENERAL PROVISIONS

     Acceleration of Options/Termination of Repurchase Rights. Upon the occurrence of a "change in control" or "hostile take-over," each outstanding option under the Incentive Plan will, immediately prior to the effective date of the change in control or hostile take-over, become fully exercisable for all of the shares at the time subject to such option. However, an outstanding option shall not accelerate if and to the extent such option is, in connection with the change in control or hostile take-over, either to be assumed by the successor corporation (or parent) or to be replaced with a comparable option to purchase shares of the capital stock of the successor corporation (or parent). Immediately following the consummation of the change in control or hostile take-over, all outstanding options will terminate and cease to be exercisable, except to the extent assumed by the successor corporation. A change in control includes:

     - a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of Uproar's outstanding securities are transferred to a person or persons different from the persons holding those immediately prior to such transaction, or a merger of Uproar after which our own stockholders own fifty percent (50%) or less of the surviving corporation, or its parent company;

     - a sale of all or substantially all of Uproar's assets;

     - a proxy contest that results in the replacement of more than one-half of Uproar's board of directors over a 24-month period; or

     - an acquisition of fifty percent (50%) or more of Uproar's outstanding stock by any person or group, other than a person related to Uproar, such as a holding company owned by Uproar's stockholders.

     A hostile take-over includes:

     - the acquisition, directly or indirectly, by any person or related group of persons (other than Uproar or a person that directly or indirectly controls, is controlled by, or is under common control with, Uproar) of beneficial ownership of securities possessing more than fifty percent (50%) of the total combined voting power of Uproar's outstanding securities pursuant to a tender or exchange offer made directly to Uproar's stockholders which the board does not recommend such stockholders to accept; or

     - a change in the composition of the board over a period of 36 months or less that results in the replacement of more than one-half of Uproar's board of directors;

     Also upon a change in control or hostile take-over, Uproar's outstanding repurchase rights applicable to options or shares issued directly will terminate automatically unless assigned to the successor corporation.

     The committee has the discretion to accelerate outstanding options after they have been assumed or replaced in a change in control or hostile take-over and have not otherwise accelerated at that time. Options will automatically accelerate in the event the optionee's service subsequently terminates by reason of an involuntary termination within eighteen (18) months following the effective date of a change in control or hostile take-over. Involuntary termination includes discharge without cause and certain voluntary resignations following a reduction in compensation or responsibility or a relocation.

     The committee also has the discretion to accelerate outstanding options and/or terminate Uproar's outstanding repurchase rights upon a change in control or hostile take-over, which acceleration or termination may or may not be conditioned upon the subsequent termination of the optionee's service within a specified period following the transaction. The acceleration of options in the event of a change in control or a hostile take-over may be seen as anti-takeover provisions and may have the effect of discouraging a merger proposal, a takeover attempt, or other efforts to gain control of Uproar.

     Valuation. For purposes of establishing the exercise price and for all other valuation purposes under the Incentive Plan, the fair market value of a share of Uproar common stock on any relevant date will be the closing price per share of Uproar common stock on that date, as such price is reported on the Nasdaq National Market. The market value of the Uproar common stock as reported on the Nasdaq National Market as of August 23, 2000 was $6.75 per share.

     Changes in Capitalization. In the event any change is made to the Uproar common stock issuable under the Incentive Plan by reason of any stock split, stock dividend, combination of shares, exchange of shares, or other change affecting the outstanding Uproar common stock as a class without Uproar's receipt of consideration, appropriate adjustments will be made to:

     - the maximum number and/or class of securities issuable under the Incentive Plan;

     - the maximum number and/or class of securities for which any one person may be granted options and direct stock issuances per calendar year;

     - the maximum number and/or class of securities for which the share reserve is to increase automatically each year; and

     - the number and/or class of securities and the exercise price per share in effect under each outstanding option (including any option incorporated from the predecessor plan) in order to prevent the dilution or enlargement of benefits thereunder.

     Each outstanding option that is assumed in connection with a change in control will be appropriately adjusted to apply and pertain to the number and class of securities that would otherwise have been issued, in consummation of such change in control, to the option holder had the option been exercised immediately prior to the change in control. Appropriate adjustments will also be made to the option price payable per share and to the class and number of securities available for future issuance under the Incentive Plan on both an aggregate and a per-participant basis.

     Incentive Plan Amendments. The board may amend or modify the Incentive Plan in any and all respects whatsoever. The approval of Uproar's stockholders will be sought to the extent required by applicable law or the Incentive Plan.

     The board may, at any time and for any reason, terminate the Incentive Plan. Any options outstanding at the time of such termination will remain in force in accordance with the provisions of the instruments evidencing such grants.

     As of July 31, 2000, options covering 7,870,279 shares were outstanding under the Incentive Plan and 766,157 shares remained available for future option grant after giving effect to the increase which is the subject of this proposal. No shares had been issued under the Incentive Plan or the predecessor plan as of July 31, 2000. The expiration dates for all such options range from September 8, 2009 to July 30, 2010.

NEW PLAN BENEFITS

     Awards under the Incentive Plan are discretionary. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the plan. As of August 23, 2000, grants had been made under the Incentive Plan with respect to 1,479,343 of the additional 2,250,000 shares that are subject to the approval of the stockholders. For such grants, if the fair market value of the Uproar common stock on the date of stockholder approval of the increased share reserve exceeds the exercise price of the options, Uproar will be required to recognize compensation expense over the vesting period equal to the difference multiplied by the number of options granted.

FEDERAL INCOME TAX CONSEQUENCES OF OPTIONS GRANTED UNDER THE INCENTIVE PLAN

     Options granted under the Incentive Plan may be either incentive stock options that satisfy the requirements of Section 422 of the Code or non-statutory options that are not intended to meet such requirements. The federal income tax treatment for the two types of options differs as follows:

     Incentive Stock Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. However, the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares generally is includable in alternative minimum taxable income. The optionee will recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of disposition.

     For federal tax purposes, dispositions are divided into two categories -- qualifying and disqualifying. The optionee will make a qualifying disposition of the purchased shares if the sale or other disposition of such shares is made after the optionee has held the shares for more than two (2) years after the grant date of the option and more than one (1) year after the exercise date. If the optionee fails to satisfy either of these two holding periods prior to the sale or other disposition of the purchased shares, then a disqualifying disposition will result.

     Upon a qualifying disposition of the shares, the optionee will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the purchased shares over the exercise price paid for such shares. If there is a disqualifying disposition of the shares, then the excess of the fair market value of those shares on the date the option was exercised over the exercise price paid for the shares will be taxable as ordinary income. Any additional gain recognized upon the disposition will be a capital gain.

     If the optionee makes a disqualifying disposition of the purchased shares, then Uproar will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the excess of the fair market value of the shares on the date the option was exercised over the exercise price paid for the shares. In no other instance will Uproar be allowed a deduction with respect to the optionee's disposition of the purchased shares. Uproar anticipates that any compensation deemed paid by Uproar upon one or more disqualifying dispositions of incentive stock option shares by Uproar's executive officers will remain deductible by Uproar and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of Uproar.

     Non-Statutory Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will in general recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to this income.

     Special provisions of the Internal Revenue Code apply to the acquisition of Uproar common stock under a non-statutory option if the purchased shares are subject to repurchase by Uproar. These special provisions may be summarized as follows:

     - If the shares acquired upon exercise of the non-statutory option are subject to repurchase by Uproar at the original exercise price in the event of the optionee's termination of service prior to vesting in such shares, the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when Uproar's repurchase right lapses, an amount equal to the excess of the fair market value of the shares on the date such repurchase right lapses with respect to such shares over the exercise price paid for the shares.

     - The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise of the non-statutory option an amount equal to the excess of the fair market value of the purchased shares on the exercise date (determined as if the shares were not subject to Uproar's repurchase right) over the exercise price paid for such shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the repurchase right lapses.

     Uproar will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. The deduction will in general be allowed for the taxable year of Uproar in which such ordinary income is recognized by the optionee. Uproar anticipates that the compensation deemed paid by Uproar upon the exercise of non-statutory options with exercise prices equal to the fair market value of the option shares on the grant date will remain deductible by Uproar and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of Uproar.

     Stock Appreciation Rights. An optionee who is granted a stock appreciation right will recognize ordinary income in the year of exercise equal to the amount of the appreciation distribution. Uproar will be entitled to a business expense deduction equal to the appreciation distribution for the taxable year of Uproar in which the ordinary income is recognized by the optionee.

     Stock Issuances. The tax principles applicable to direct stock issuances under the Incentive Plan will be substantially the same as those summarized above for the exercise of non-statutory option grants.

RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE UPROAR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE UPROAR INC. 2000 STOCK INCENTIVE PLAN.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

     On July 25, 2000, Uproar and iwin entered into an agreement and plan of reorganization. Under the agreement, Uproar is to issue 13.06 million shares of Uproar common stock to the stockholders of iwin in exchange for all shares of iwin capital stock outstanding at the closing and assume outstanding options and warrants of iwin, as of the date of completion of the merger. The merger is subject to, among other things, regulatory approval and the approval by stockholders of both Uproar and iwin. The transaction will be accounted for as a purchase transaction. The share price used to determine the acquisition cost was derived from taking the average of the closing price of Uproar's common stock on the Nasdaq National Market for the two days prior to and subsequent to the announcement of the proposed merger, which was on July 26, 2000.

     The following unaudited pro forma condensed consolidated financial information gives effect to the merger using the purchase method of accounting, after giving effect to the pro forma adjustments described in the accompanying notes. The unaudited pro forma condensed consolidated financial information is based on, and should be read in conjunction with the audited historical consolidated financial statements of Uproar for the year ended December 31, 1999, the unaudited historical consolidated financial statements of Uproar as of and for the six months ended June 30, 2000, the audited historical financial statements of iwin for the period from July 8, 1999 (inception) through December 31, 1999 and the unaudited historical financial statements of iwin as of and for the six months ended June 30, 2000, all of which are included in this joint proxy statement/ prospectus.

     The unaudited pro forma condensed consolidated balance sheet as of June 30, 2000 gives effect to the merger of Uproar and iwin as if it had occurred on June 30, 2000.

     The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2000 gives effect to the merger of Uproar and iwin as if it occurred on January 1, 2000. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999 gives effect to the merger of Uproar and iwin as if it occurred on January 1, 1999.

     Uproar expects to incur merger-related costs estimated to aggregate approximately $1.1 million, primarily consisting of fees to legal counsel, independent accountants, financial advisors, and printing and other fees and expenses relating to holding a meeting of stockholders and preparing this joint proxy statement/prospectus. However, additional unanticipated expenses may be incurred in connection with this transaction.

     The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial position that would have been achieved if the merger had been consummated at the dates indicated, nor are they necessarily indicative of future results of operations or financial position of the combined company.

     The allocation of the purchase price of iwin is preliminary and does not reflect the fair value adjustments to its assets and liabilities, since those amounts have not been finalized and have been estimated at this time. The fair value of iwin's assets and liabilities will be determined as of the date of consummation of the merger.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
             (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                         UPROAR         IWIN                 PRO FORMA
                                                       HISTORICAL    HISTORICAL    ------------------------------
                                                        JUNE 30,      JUNE 30,     ACQUISITION
                                                          2000          2000       ADJUSTMENTS         COMBINED
                                                       -----------   -----------   -----------        -----------
                                                       (UNAUDITED)   (UNAUDITED)                      (UNAUDITED)
Assets
Current assets:
  Cash and cash equivalents..........................   $  9,253       $ 8,284       $   482(6)        $ 18,019
  Short term investments.............................     85,377            --                           85,377
  Restricted cash....................................        604            --                              604
  Accounts receivable, net...........................      6,233         4,532                           10,765
  Prepaid advertising................................      3,796            --                            3,796
  Other current assets...............................      1,274         1,684                            2,958
                                                        --------       -------       -------           --------
    Total current assets.............................    106,537        14,500           482            121,519
                                                        --------       -------       -------           --------
Property and equipment, net..........................      9,205         4,427                           13,632
Intangible assets, net...............................      7,625            --                            7,625
Goodwill and other intangibles.......................         --            --       $82,256(1)          82,256
Prepaid advertising, long term portion...............        949            --                              949
Other long term assets...............................        412         1,040                            1,452
                                                        --------       -------       -------           --------
    Total assets.....................................   $124,728       $19,967       $82,738           $227,433
                                                        ========       =======       =======           ========
Liabilities and stockholders' equity
Current liabilities:
  Current portion of capital lease obligations.......   $    195       $   430                         $    625
  Trade accounts payable.............................      2,251         2,093                            4,344
  Accrued expenses and other current liabilities.....      4,574         2,678         1,100(1)           8,352
                                                        --------       -------       -------           --------
    Total current liabilities........................      7,020         5,201         1,100             13,321
                                                        --------       -------       -------           --------
Long term portion of capital lease obligations.......        183           931                            1,114
Note payable.........................................         --            71                               71
Stockholders' equity:
  Preferred stock....................................         --             7            (7)(1)             --
  Common stock.......................................        280             7           124(1)             411
  Additional paid-in capital.........................    189,009        37,754        59,465(1)         286,228
  Receivable from stockholders.......................         --          (482)          482(6)              --
  Deferred compensation..............................         --        (4,297)        2,349(1)          (1,948)
  Accumulated deficit................................    (71,706)      (19,225)       19,225(1)         (71,706)
  Accumulated other comprehensive (loss).............        (58)           --                              (58)
                                                        --------       -------       -------           --------
    Total stockholders' equity.......................    117,525        13,764        81,638            212,927
                                                        --------       -------       -------           --------
    Total liabilities and stockholders' equity.......   $124,728       $19,967       $82,738           $227,433
                                                        ========       =======       =======           ========

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
             (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                                                  SIX MONTHS ENDED
                                                                                   JUNE 30, 2000
                                          UPROAR              IWIN         ------------------------------
                                        HISTORICAL         HISTORICAL                PRO FORMA
                                     SIX MONTHS ENDED   SIX MONTHS ENDED   ------------------------------
                                      JUNE 30, 2000      JUNE 30, 2000     ADJUSTMENTS         COMBINED
                                     ----------------   ----------------   -----------       ------------
                                       (UNAUDITED)        (UNAUDITED)                        (UNAUDITED)
Revenues...........................    $     12,769       $      8,180                       $     20,949
Cost of revenues...................          (4,264)            (4,764)                            (9,028)
                                       ------------       ------------                       ------------
Gross profit.......................           8,505              3,416                             11,921
                                       ------------       ------------                       ------------
Sales and marketing................          18,130             12,428             244(2)          30,802
Product and technology
  development......................           3,970              1,574                              5,544
General and administrative.........           7,539              5,334                             12,873
Amortization of intangible
  assets...........................           3,037                 --                              3,037
Amortization of goodwill and other
  intangibles......................              --                 --          13,709(4)          13,709
                                       ------------       ------------                       ------------
Total operating expenses...........          32,676             19,336          13,953             65,965
                                       ------------       ------------                       ------------
Loss from operations...............         (24,171)           (15,920)        (13,953)           (54,044)
Other income (expense):
  Litigation settlement............            (350)                --                               (350)
  Foreign exchange (loss)..........             (78)                --                                (78)
  Interest income..................           2,091                610                              2,701
  Interest expense.................             (30)               (24)                               (54)
  Other income (expense)...........               3                (22)                               (19)
                                       ------------       ------------     -----------       ------------
Loss before income taxes...........         (22,535)           (15,356)        (13,953)           (51,844)
Provision for income taxes.........              22                  9                                 31
                                       ------------       ------------     -----------       ------------
Net loss...........................    $    (22,557)      $    (15,365)        (13,953)      $    (51,875)
                                       ============       ============     ===========       ============

                                         HISTORICAL         HISTORICAL                          PRO FORMA
                                       ------------       ------------                       ------------
Basic and diluted net loss per
  common share.....................    $      (0.85)      $      (2.25)                      $      (1.31)
Weighted average number of common
  shares outstanding...............      26,622,856          6,826,734                         39,681,647

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)
             (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

                                                                                  TWELVE MONTHS ENDED
                                                               IWIN                DECEMBER 31, 1999
                                        UPROAR              HISTORICAL        ---------------------------
                                      HISTORICAL           JULY 8, 1999                PRO FORMA
                                  TWELVE MONTHS ENDED   (INCEPTION) THROUGH   ---------------------------
                                   DECEMBER 31, 1999     DECEMBER 31, 1999    ADJUSTMENTS      COMBINED
                                  -------------------   -------------------   -----------    ------------
Revenues........................     $     10,391           $       176                      $     10,567
Cost of revenues................           (2,533)                 (536)                           (3,069)
                                     ------------           -----------                      ------------
Gross profit....................            7,858                  (360)                            7,498
                                     ------------           -----------                      ------------
Sales and marketing.............           28,066                 1,512               487(3)       30,065
Product and technology
  development...................            3,701                   440                             4,141
General and administrative......            8,919                 1,422                            10,341
Amortization of intangible
  assets........................            6,086                    --                             6,086
Amortization of goodwill and
  other intangibles.............               --                    --            27,418(5)       27,418
                                     ------------           -----------                      ------------
Total operating expenses........           46,772                 3,374            27,905          78,051
                                     ------------           -----------       -----------    ------------
Loss from operations............          (38,914)               (3,734)          (27,905)        (70,553)
Other income (expense):
  Foreign exchange (loss).......             (120)                   --                              (120)
  Interest income...............              535                   103                               638
  Interest expense..............               (7)                   --                                (7)
  Other income (expense)........             (191)                 (227)                             (418)
                                     ------------           -----------       -----------    ------------
Loss before income taxes........          (38,697)               (3,858)          (27,905)        (70,460)
Provision for income taxes......               28                     1                                29
                                     ------------           -----------       -----------    ------------
Net loss........................     $    (38,725)          $    (3,859)          (27,905)   $    (70,489)
                                     ============           ===========       ===========    ============

                                       HISTORICAL            HISTORICAL                         PRO FORMA
                                     ------------           -----------                      ------------
Basic and diluted net loss per
  common share..................     $      (1.77)          $     (0.58)                     $      (2.02)
Weighted average number of
  common shares outstanding.....       21,909,456             6,604,119                        34,968,247

 See accompanying notes to unaudited pro forma condensed consolidated financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     (1) To record the issuance of 13,058,791 shares of common stock of Uproar in exchange for iwin's common stock and preferred stock, as if the merger occurred on June 30, 2000. The actual adjustment will be determined at the effective date of the merger based on the actual number of shares of iwin's common stock and preferred stock outstanding at such date. As of June 30, 2000 Uproar had 28,020,609 shares of common stock outstanding. As of August 23, 2000 iwin had 7,193,189 and 8,525,692 shares of common and preferred stock outstanding, respectively. Each share of iwin preferred stock automatically converts into one share of iwin common stock immediately prior to the merger. Based on the estimated exchange ratio of 0.83 Uproar shares of common stock for each iwin share of common stock, it is estimated that 13,058,791 share of Uproar common stock will be issued in the merger. Accordingly, on a pro forma basis, Uproar will have 41,079,400 shares of common stock outstanding. The calculation of the purchase price and preliminary allocation to the net assets of iwin were determined as follows and are used for illustrative pro forma purposes only:

        Calculation of estimated purchase price:
        Shares of common stock of Uproar to be issued in exchange
          for iwin shares...........................................   13,058,791
        Average share price of Uproar common stock at the time of
          the merger announcement...................................  $    6.6375
                                                                      -----------
        Fair value of estimated common stock to be issued...........  $86,677,725
        Fair value of iwin options to be assumed (see note 7).......   10,672,510
        Intrinsic value of unvested options (recorded as deferred
          compensation).............................................   (1,947,985)
        Estimated merger costs......................................    1,100,000
                                                                      -----------
        Estimated purchase price....................................  $96,502,250
                                                                      -----------
        Preliminary allocation of purchase price:
        Net book value of iwin's pro forma net assets...............  $14,246,744
                                                                      -----------
        Goodwill and other intangibles..............................   82,255,506
                                                                      -----------
                                                                      $96,502,250
                                                                      ===========

     (2) To record amortization of deferred compensation of $243,498 for the six months ended June 30, 2000.

     (3) To record amortization of deferred compensation of $486,996 for the year ended December 31, 1999.

     (4) To record amortization of goodwill and other intangibles related to the merger of $82,255,506 over three years ($13,709,251 for six months).

     (5) To record amortization of goodwill and other intangibles related to the merger of $82,255,506 over three years ($27,418,502 per year).

     (6) To record the payment of receivables from stockholders in accordance with the acquisition agreement.

     (7) Upon the closing of the merger, the outstanding options and warrants to purchase iwin common stock will be assumed by Uproar. As of August 23, 2000, iwin had 2,208,848 options and warrants outstanding which, based on the estimated exchange ratio of .8308, will be converted into options and warrants to purchase approximately 1,835,000 shares of Uproar common stock. The estimated fair value of these options and warrants has been included as part of the purchase price, excluding the intrinsic value of the non-vested portion of the options allocated to deferred compensation.

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                             DESCRIPTION OF UPROAR

BUSINESS

OVERVIEW

     Uproar is a leading online entertainment destination. Through our network of Web sites, we provide online game shows and interactive single and multi-player games that appeal to a broad audience. Our registered users have grown to 8.3 million in June 2000. Our unique user audience has similarly grown to 5.8 million in June 2000. Our sites are "sticky", which means that our users consistently spend significantly more time per visit on our sites than the industry average. According to Media Metrix, an Internet audience measurement service, we ranked among the top ten stickiest consolidated networks of Web sites in June 2000, as measured by average minutes spent per usage day.

     We derive substantially all of our revenues from the sale of advertising on our network of Web sites. We believe that our large user base and the stickiness of our sites provide advertisers with a highly attractive platform to reach their target audience. As a result, the number of advertisers and sponsors on our network has grown from 99 as of December 1998 to 247 as of June 30, 2000. Similarly, the number of advertising impressions served over our Web sites increased from 70.7 million in December 1998 to 563 million in June 2000.

INDUSTRY BACKGROUND

THE INTERNET

     The Internet has emerged as a mass communications and commerce medium that millions of people worldwide use to share information, communicate and conduct business electronically. IDC, a market research firm, estimates that the number of Internet users worldwide will grow from 159 million in 1998 to 502 million by the end of 2003. The relatively lower costs of publishing content on the Internet and the availability of powerful new tools for the development and distribution of content have led to its rapid growth.

INTERNET ADVERTISING

     The Internet has also become an attractive medium for advertisers. According to Forrester Research, Internet advertising spending worldwide will increase from $3.3 billion in 1999 to $33.0 billion by 2004.

     The unique interactive nature of the Internet allows advertisers to:

     - reach broad global audiences from anywhere in the world;

     - gather demographic information and target their messages to specific groups of consumers;

     - change their advertisements frequently in response to market factors, current events and consumer feedback; and

     - more accurately track the effectiveness of their advertising messages.

THE UPROAR OPPORTUNITY

     As a result of the growing popularity of the Internet, an increasing number of users are looking beyond traditional media, such as radio and television, to the Internet as a source of entertainment.

     Game shows are among the most popular and long-lived programs on television in both the United States and worldwide. They were among the first entertainment formats to be successfully adapted to television from radio. Moreover, new game shows are frequently developed and introduced in order to capitalize on the popularity of the format and to draw larger audiences to television. We believe that television game shows consistently are among the most popular syndicated television programs.

     Games and game shows are particularly well suited for online entertainment content, especially with the development of higher bandwidth distribution channels, and can be easily adapted to the Internet. We believe

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that online games and game shows are a compelling entertainment medium for a mass user audience because they:

     - provide users with an opportunity to win prizes;

     - allow users to access entertaining content according to their own schedule from any location; and

     - enable users to participate interactively in the games and game shows and to compete against other users.

     Despite the opportunity presented by the widespread adoption of the Internet as a medium for delivering entertainment content to a growing user base, only a limited number of Web sites are currently dedicated to providing a broad array of fun and challenging interactive entertainment. We believe that we can grow our revenues by leveraging our large audience and our engaging content through targeting our advertising placement to specific demographics within our audience in order to attract more advertisers to our network and derive higher impression-based, click-based and opt-in email-based revenues.

THE UPROAR NETWORK

     We are a leading online entertainment destination. Through our network of Web sites, we provide online game shows and interactive single- and multi-player games that appeal to a broad audience, as well as a free lottery. With our recent acquisition of ibetcha.com, we also offer users the opportunity to predict the outcome of real-world events for a chance to win prizes. As a result, our registered users have grown to 8.3 million in December 1999. Our unique user audience has similarly grown to 5.8 million in June 2000. Due to the engaging nature of our game shows and interactive games, our sites are "sticky", which means that our users consistently spend significantly more time per visit on our sites than the industry average. According to Media Metrix, we ranked among the top ten stickiest consolidated networks of Web sites in June 2000, as measured by average minutes spent per usage day. Our network consists of the following Web sites:

- uproar.com                 - uproar.co.uk               - gamescene.com
- UproarLotto.com            - uproar.de                  - amused.com
- ibetcha.com                - euro.uproar.com

     We believe that our success in attracting users and advertisers to date has been due to a number of factors, including the following:

OUR ENGAGING ONLINE GAME SHOWS AND INTERACTIVE GAMES

     We are committed to providing our user audience with a variety of engaging game shows and interactive games. We are focused on creating formats that we believe will have lasting appeal to a broad-based audience and on adapting to the Internet formats which have proven appeal in other media. We currently provide our audience with 9 multi-user games, 36 single-user arcade games and 6 daily puzzles. We recently launched UproarLotto.com, our free online lottery offering users a daily chance to win $1,000,000. Pursuant to our agreement with Pearson Television, a leading provider of syndicated television game shows, we have exclusive English-language rights to create online versions of Pearson properties, including Family Feud, Match Game, 100% and To Tell the Truth. Both Family Feud and 100% are already available on the Uproar network and have proven to be popular. Our users frequently spend more time on our sites than on a typical Web site. We believe the length of time spent by users on our site is evidence of the engaging nature of our game and game show formats and is highly appealing to our advertising customers.

OUR LARGE AUDIENCE OF REGISTERED USERS WITH TARGETABLE DEMOGRAPHICS

     As a result of the mass appeal of our games and game shows, our database of registered users has grown to approximately 8.3 million people as of June 30, 2000. We believe that our broad user base is comprised of a cross section of the general population visiting the Web. We design our Web properties to attract specific demographic profiles desired by online advertisers. For example, our ibetcha.com site attracts an audience that is primarily male, whereas Picture This attracts a predominately female audience. We expend a substantial
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amount of time and resources to better understand the demographics of our audience. For example, to receive prizes, contestants must register and provide us with detailed demographic information. We are able to use this registration information to select which advertising will be shown to each individual player during a game. We believe these are important factors in attracting advertisers to our Web sites and improving our ability to generate advertising revenues.

OUR COST-EFFECTIVE CUSTOMER ACQUISITION STRATEGY AND BROAD DISTRIBUTION CHANNEL

     We have developed a cost-effective channel for the distribution of our game shows and games. Our distribution channel consists of:

     - promotional agreements with prominent, high-traffic Web sites;

     - affiliate arrangements with other Web sites; and

     - our relationships with Pearson and Cable & Wireless.

     We have entered into promotional agreements with high-traffic Web sites in order to expand and diversify our user base. Currently, we have an agreement with Excite, Inc. whereby Excite promotes Uproar properties in the game and entertainment area of Excite's Web site for a fee. We also promote the Uproar network by purchasing significant amounts of online advertising on other leading Web sites.

     We also distribute our single player game content to a variety of Web sites through our affiliate program in order to reach as wide an audience as possible. Under this program, Uproar-branded games are delivered to third-party affiliates and made available on their Web sites free of charge. We typically pay a small referral fee to affiliate sites for each registered user we obtain through their sites. This arrangement provides us with a cost-efficient means of increasing our registered user base by expanding our reach across the Internet. Our affiliate network has grown from approximately 15,200 members as of December 31, 1998 to approximately 40,500 members as of June 30, 2000.

     As part of our strategic relationship with Pearson, our site uproar.com is actively promoted to Pearson's television audience through promotional spots and in-show exposure. We have also entered into a relationship with Cable & Wireless under which we will provide content for its developing digital television cable network in the United Kingdom.

OUR TECHNOLOGY PLATFORM

     We believe that our technology platform is integral to providing our audience with a rich and engaging entertainment experience. As a result, we have made and expect to continue to make significant investments in developing and implementing a technology platform to support our interactive multi-user game shows and games. We believe that our Web sites are among the few in the world that enable very large numbers of users to simultaneously play interactive multi-player games and game shows. We believe that our technology platform is critical to maintaining the entertaining and engaging nature of our content. Moreover, we have designed our technology platform to accommodate our growing base of users and to take advantage of emerging technology trends such as alternative access devices, interactive television platforms and broadband distribution services.

OUR STRATEGY

     Our objective is to be the leading online entertainment destination. We believe we can achieve this objective through the following strategies:

ENHANCING OUR CONTENT

     We will seek to enhance our network by adding other entertainment formats in addition to games and game shows that have proven their appeal to a broad audience in traditional media. We believe that providing our users with a richer and more compelling entertainment experience is critical to our future success as more people turn to the Internet as a medium for entertainment. For example, the "lottery" concept has a
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demonstrated mass-audience appeal, and in July 2000, we added UproarLotto.com, a free online lottery site, to our network. Users of UproarLotto.com are offered a daily chance to win $1,000,000 by successfully picking seven numbers out of a randomly selected set of fifty. Although the site is free to users, we generate performance-based cost-per-click advertising revenue from each entry made. In August 2000, we acquired ibetcha.com, a site where users predict the outcome of real-world events for a chance to win prizes. ibetcha.com attracts a primarily male demographic and represents a further expansion of our overall content base.


     In addition, we intend to continue to enhance our content by improving our existing, and creating new, games and game shows. For example, in 1999 we introduced online versions of two popular television game shows, Family Feud and 100%. We recently added Video Poker, a multiplayer game that mimics the play of video poker commonly found in casinos but is free to play. In 2000, we intend to launch an online version of another popular game show, To Tell the Truth. We believe that by enhancing our game and game show content, we will:


     - further differentiate our brand from competing sites;

     - provide users with a more comprehensive and satisfying entertainment experience;

     - attract a broader audience to our Web sites; and

     - induce our users to visit our sites more often and remain there longer.

AGGRESSIVELY EXPANDING OUR USER AUDIENCE

     We intend to continue to aggressively expand our user base by promoting our brand name. We believe that establishing a readily recognizable brand name is critical to attracting a larger user base and deriving additional advertising revenues. We intend to continue to build our brand through:

     - extensive Internet advertising;

     - additional promotional and syndication opportunities;

     - public relations programs; and

     - new strategic alliances.

     We also intend to continue to pursue additional affiliate opportunities to further expand our user base more cost-effectively. We have developed a number of our games for distribution through our affiliate program. We intend to seek similar opportunities continually in order to enlarge the community of Internet users that visit our Web site for entertainment and to increase our revenue opportunities.

FURTHER MONETIZING OUR AUDIENCE AND BUILDING ADDITIONAL REVENUE STREAMS

     Our large and growing user base provides us with a platform from which we can derive additional revenues. We intend to capitalize on our ability to target our advertising placement to specific demographics within our large audience of users in order to attract more advertisers to our network and to derive higher costs per thousand impressions, or CPMs, and, consequently, higher revenues. We also intend to emphasize cost-per-click advertising revenues derived from certain Uproar properties such as UproarLotto.com and to generate revenues through opt-in email campaigns. In addition, we intend to significantly expand our sales and marketing efforts by hiring additional sales and marketing personnel to reach a larger base of advertisers and sponsors.

CAPITALIZING ON THE POPULARITY OF OUR PRIZEPOINT REWARDS PROGRAM

     Our PrizePoint program rewards our users with points earned by playing online games. Our users can enter their points into a drawing for prizes. The more points a player enters into a drawing, the greater his or her chances of winning a prize. We believe that the PrizePoint and similar programs significantly enhance the entertainment value of our games and game shows by enabling our users to compete to win points. Moreover,

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in order to be eligible to receive prizes awarded under the program, our users must complete an online registration form that allows us to better measure the demographics of our user audience and to provide our advertisers with targeted advertising opportunities.

CONTINUING TO EXPAND INTERNATIONALLY

     We believe that our games and game shows will be popular in international markets. In December 1998, we launched our local Web site in Germany in cooperation with Bertelsmann, a leading German media company, which features game shows and puzzles in German. We also own and operate a Web site designed for the United Kingdom market. In February 1998, we launched our euro.uproar.com, which provides game content in 14 languages. Combined, these sites provide local language content in a number of European countries, including Austria, Belgium, Denmark, Holland, Finland, France, Germany, Italy, Luxembourg, Norway, Portugal, Spain, Switzerland and Sweden.

     We are party to an exclusive distribution and co-branding agreement with Telefonica Interactiva, a leading provider of Internet access and local content and services in the Spanish- and Portuguese-speaking world. Under the agreement, our co-branded site is the exclusive game content provider of the Telefonica site, including the Terra Network sites. The agreement runs through September 29, 2002 and provides for the payment of certain minimum fees to us. We believe that our relationship with Telefonica provides us with a unique opportunity to expand into the Spanish- and Portuguese-speaking markets, including Spain, Brazil, Mexico, Chile and Peru.

     We believe that introducing localized versions of our games and game shows will provide us with many of the same opportunities for revenue as those in the United States. We intend to continue to create localized games and game shows in international markets.

PURSUING STRATEGIC ACQUISITIONS

     We plan to continue to expand our user base, revenues and competitive position through strategic acquisitions. In 1999, we acquired PrizePoint Entertainment Corporation, which offers single-player games of skill and chance in which players compete to win points that can be entered into drawings for prizes. In July 2000, we signed a definitive agreement to acquire iwin.com, Inc., a leading game and prize site on the Internet. In August 2000, we completed the acquisition of Take Aim Holdings Ltd., the parent company of ibetcha.com Inc., which operates ibetcha.com, a Web site that allows users to predict the outcome of real-world events for a chance to win prizes. We issued approximately 1.33 million shares of common stock in the acquisition of Take Aim Holdings.

     We believe that these acquisitions significantly enhanced our presence in our markets and enable us to reach a broader base of users and advertisers. We intend to aggressively seek other opportunities to acquire companies that will complement our network.

ALLIANCES AND STRATEGIC RELATIONSHIPS

     We have entered into a number of contracts that forge alliances and strategic relationships designed to enhance and expand our brand name, promote our Web sites, provide us with high quality, brand-identified new content and create new revenue opportunities. These agreements are summarized below.

     Pearson Television, Inc. We entered an agreement with Pearson Television in January 1999 that provided us with exclusive rights to create and produce English-language online versions of certain game shows owned by Pearson. In July 2000, we amended and restated the agreement to extend the term through June 2005. Under the amended and restated agreement, the games licensed by Uproar include Family Feud, Match Game, 100% and To Tell the Truth. For the term of the agreement, Pearson will provide advertising and promotion for uproar.com on the United States syndicated versions of these games, consisting of:

     - inclusion of a 10-second commercial at the end of each of the television game shows;

     - mention of uproar.com at the close of each television program;

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     - inclusion of uproar.com in the closing credits of each of the television programs; and

     - inclusion of uproar.com in all written sales materials, press advertising, press kits and media guides.


     In 1999, we introduced online versions of Family Feud and 100%. In 2000, we intend to launch an online version of To Tell the Truth.


     We issued Pearson 2,000,000 shares in January 1999 in exchange for the rights to its online games, $8.0 million in advertising services and $124,599 in cash. The value of the shares we issued to Pearson was $24.8 million. We recorded the $16.7 million difference between the market value of the shares issued and the fair value of the advertising services and cash received as an intangible asset on our balance sheet which will be amortized over the 33-month life of the agreement. As part of our agreement with Pearson, we have guaranteed minimum royalty payments per broadcast year for each of the Internet games, ranging from $150,000 for certain games in the year ending June 30, 2001 to $900,000 for certain games in the year ending June 30, 2005. In the event that one or more of these games is not financially successful for us, we still are obligated to make these minimum royalty payments to Pearson.

     Telefonica Interactiva. In September 1999, we entered into an exclusive distribution and co-branding agreement with Telefonica Interactiva, a leading provider of Internet access and local-language content and services in the Spanish- and Portuguese-speaking world. Under the agreement, a co-branded Spanish and Portuguese site will be the exclusive game content provider on the Telefonica Web site including the Terra Network sites. In addition, Telefonica plans to incorporate our PrizePoint rewards program into our co-branded site, as well as its offline activities. We believe that our agreement with Telefonica significantly enhances our international presence by expanding our reach into the Spanish- and Portuguese-speaking markets served by Telefonica, including Spain, Brazil, Mexico, Chile and Peru.

     To date, revenues generated in connection with the Telefonica deal consist of fees paid to us by Telefonica for our obligation to work exclusively with Telefonica in the Spanish- and Portuguese-language markets, and for Telefonica's right to use our name in connection with the launch of its portal services. These fees will total $2.9 million over 3 years to be paid quarterly, including an aggregate of $500,000 in the first year, $800,000 in the second year and $1,600,000 in the final year. Telefonica is also required to pay a portion of the net advertising and sponsorship revenue generated by our products distributed within their service during the term of the agreement. Advertising revenue will be recognized for Uproar's share of advertising and sponsorship revenue during the period in which the advertising is delivered.

     Cable & Wireless Communications. Pursuant to an agreement with Cable & Wireless Communications, we developed custom multi-player games for the Cable & Wireless interactive digital television network that was launched in the United Kingdom in October 1999. The agreement was signed in December 1998 and is in effect for a period of three years. We expect to create a number of new games during the term of this agreement. We share the net revenues generated by the games with Cable & Wireless.

     We pay an annual subscription fee to Cable & Wireless for this service. In addition, we will pay Cable & Wireless a percentage of the net advertising revenue our products generate on its service.

     CNN. In September 1998, we entered an agreement with CNN to produce co-branded trivia games that are distributed on cnn.com. We update the games daily with questions based on current news and events. CNN promotes the games with links from its home page, and receives a small referral fee from Uproar for each new registered user the games generate. The agreement is currently on a month-to-month basis.


     Trans Cosmos USA, Inc. In February 2000, we sold 1,265,372 shares of our common stock to Trans Cosmos USA, Inc. for approximately $25.0 million. Approximately $63,000 of the net proceeds was allocated to common stock and the remainder, or approximately $24,937,000, was added to additional paid-in capital. We intend to establish a joint venture with Trans Cosmos to produce a local language version of Uproar properties in Japan. Under the proposed terms of the agreement, we would contribute our intellectual property to the joint venture along with $500,000 in cash, and Trans Cosmos would contribute $4.5 million in cash. In addition, we would receive an annual license fee from the joint venture.


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GAME AND GAME SHOW PROGRAMMING

     We launched uproar.com, our flagship entertainment site for the United States market in September 1997. Since then, we have been focused on expanding the offerings available on our site with programming designed to appeal to broad audiences and encourage them to remain on the site for longer periods of time than users typically spend on other Internet sites. We believe that our site provides an attractive platform for our advertisers to reach their desired target demographics. Media Metrix reported that approximately 5.8 million unique users visited our consolidated network of Web sites in June 2000. The median age of these visitors was 37, of whom 42.5% were male and 57.5% were female.


     In December 1999, we began introducing our PrizePoint incentive currency. We believe PrizePoints improve our ability to attract, retain and monetize a growing Internet audience. The following is a description of some of the available programming on our network of Web sites.


  MULTI PLAYER GAMES

     Family Feud is a game produced by us under license from Pearson Television and is designed to replicate many of the elements of the popular television game show bearing the same name. We launched Family Feud in December 1999. The game integrates graphics and sounds that are reminiscent of the television show. Players are given the opportunity to match their responses to questions against those provided by survey respondents. Players compete to be listed on a leader board and are ultimately rewarded for accurate responses with PrizePoints.

     100% is another game produced by Uproar under license from Pearson Television and is also designed to replicate many of the elements of the television game show. We launched 100% in April 1999. Players answer as many trivia questions correctly as possible in three rounds of 10 questions. In each game, players are divided into groups of up to 10 players each. The player who gets the highest percentage of correct answers in his or her group earns an entry into the hourly prize drawing. Additionally, the top 10 players overall for each game earn a bonus entry into the hourly drawing.

     Bingo Blitz is our version of the classic bingo game. Bingo Blitz allows participants to compete against thousands of other players for prizes. Each player is provided with three bingo cards to mark. The first player to submit a card with the correct pattern covered wins a prize. Prizes range in value from $2.00 to $25.00. We believe that the game's animated graphics and the user's ability to earn prizes further enhance its entertainment value.

     Blow Out Bingo is a variation of bingo in which the prize offered is progressively increased after each game that does not have a winner. As the prize grows, it tends to attract additional players. Once we award a winner, the prize is returned to its starting amount and the process starts again.

     Premier Bingo is another variation of bingo in which different prizes are offered depending on the ball in the sequence in which a winner achieves bingo. The earlier in the game a player achieves bingo, the more valuable the prize. There are five variations of Premier Bingo with prizes falling in specific categories: finance, home and family, computers, travel and consumer electronics. We believe that each form of Premier Bingo attracts a different user demographic. We therefore target advertising based on the type of Premier Bingo a user is playing.

     Puzzle A-Go-Go is a version of the popular game, "hangman," which has been enhanced for multi-player competition. This game show format was launched in December 1997. Players compete in groups of three in real time to guess letters in a hidden phrase. The first player to identify the phrase wins the game. Winners are eligible for prizes that are typically given away each hour.

     Picture This is a game combining popular culture trivia and images of celebrities. Participants compete against one another in groups of five within a virtual living room. As players answer questions, portions of a celebrity's image are gradually revealed. The first player to correctly identify the name of the celebrity wins. Picture This was originally launched in December 1997 as a co-branded and co-promoted product with People Magazine. Currently, we exclusively own and operate the game show for an unlimited duration.

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     Trivia Free For All is a simple trivia game and was launched in August 1996 under the original name of Cosmo's Conundrum. The object of Trivia Free For All is to get more trivia questions right than the other players in the game. The faster a player answers, the more points he gets. The more points a player earns, the better his or her chances of winning an hourly cash drawing. There are 10 trivia questions per game. The questions are selected from seven categories -- Entertainment, Sports, Geography, Culture, Science & Technology, History, Fine Arts -- and are assigned random point values from 500 to 5000 points.

     Team Trivia is a variation on Trivia Free For All in which players are on one of two teams and all the questions relate to sports. Answering questions correctly earns points for the players and their teams. The more points, the more passes the player has for hourly drawings of $5.00.

     Video Poker is a multiplayer game that mimics the play of video poker commonly found in casinos but is free to play. Depending on the poker hand that you are dealt, you have the chance to win from $25 to $5,000. Video Poker has proven to be very popular among our users.

  SINGLE PLAYER GAMES

     We publish a wide selection of single-user games designed to provide an alternative to our multi-user games and enhance the overall scope of entertainment that we provide to our users. As of June 30, 2000, there were 36 different single-user and arcade games and 6 daily puzzles available on our Web sites. We create, develop, and own most of these games, while we license others from third parties. We license 12 games from the Clevermedia Network that we publish on our site gamescene.com.

  HUMOR

     Amused.com is a site featuring humor, entertainment and links to third-party Web sites. Subtitled the Center for the Easily Amused, CNN has referred to it as the "ultimate guide to wasting time." Amused.com features chat rooms, trivia, and online anecdotes, some of which are contributed by the visitors to the site. This site is designed to attract a younger audience than our other sites, and we believe it offers advertisers an opportunity to target teens and college students.

  AFFILIATE PROGRAMMING

     We launched Trivia Blitz in August 1997 as a game to be distributed by third-party Web sites. Approximately 40,500 sites have joined our affiliate network. Trivia Blitz promotes the Uproar brand and attracts new players to our sites. We publish a variety of Trivia Blitz games with editorial content in subjects including general trivia, sports, popular music, and current news and events. We also publish Trivia Blitz games in Spanish, German, Danish, and Italian to serve some of our international markets. Players that do well in the Trivia Blitz games are encouraged to register with us in order to qualify for prize drawings. If a player registers, we pay the affiliate partner a small referral fee, which serves as a revenue source for the partner. We believe our affiliate program offers third-party Web sites an attractive combination of engaging content and a revenue opportunity, while providing us with registered users at low cost.

  PRIZEPOINTS

     Players earn points called "PrizePoints" on our uproar.com sites. Players can accumulate PrizePoints over time and use them to enter drawings to win prizes and cash. The larger the number of PrizePoints that a player enters into a particular drawing, the greater the player's chances of winning the drawing. We consider PrizePoints an incentive currency in a manner that is similar to airline frequent flyer points. Uproar players have an incentive to earn, collect and accumulate PrizePoints. We believe that our users consistently return to our sites to try to accumulate additional PrizePoints. In addition, we can alter the rate at which PrizePoints are awarded to encourage behavior on our sites that improves the commercial performance of the site.

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  INTERNATIONAL PROGRAMMING

     Uproar.co.uk is our Web site for the United Kingdom market. Launched in September 1997, the Web site offers sites that are essentially the same as our United States site, but the content is selected with consideration for United Kingdom cultural and language differences. As in the United States, players compete in a variety of game shows for fun and cash prizes.

     Uproar.de, our German language site, was launched in December 1998 in cooperation with Bertelsmann. This relationship allowed us to expand rapidly into the German market. Today, we independently own and operate uproar.de. Uproar.de features the multi-player game shows Mission Brain Attack and Berd's Burd plus three versions of the Trivia Blitz application. The games are designed to match the cultural and language requirements of the German-language audience.

     Euro.uproar.com offers Bingo Blitz in 11 languages and offers our audience the opportunity to play against a worldwide player base.

ADVERTISING SALES

     As of June 30, 2000, we had a sales organization of 42 professionals in the United States and 2 professionals in the United Kingdom.

SALES ORGANIZATION

     Our sales organization is dedicated to maintaining close relationships with top advertisers and leading advertising agencies. It is structured on a regional basis and is focused solely on selling advertising on our Web sites. Our sales organization consults regularly with advertisers and agencies on design and placement of their Web-based advertising, provides customers with advertising measurement analysis and focuses on providing a high level of customer service satisfaction.

ADVERTISING PROGRAMS AND PRODUCTS

     Currently, we enter into agreements with our advertisers and advertising agencies under which they pay for a guaranteed number of impressions for a fixed fee. These agreements range from one month to one year. Advertising on our Web sites currently consists primarily of banner-style advertisements, buttons and sponsorships from which viewers can connect directly to the advertiser's own Web site. Our standard cost per thousand impressions, or CPMs, for banner advertisements varies depending on the location of the advertisements on the site and the extent to which the advertisements are targeted to a particular audience.

     We also offer our advertising customers other direct marketing and advertising solutions in order to build brand awareness, generate leads and drive traffic to an advertiser's site. These include newsletter sponsorships, opt-in electronic mail programs under which users must affirmatively check a box to indicate interest, and fixed-fee game sponsorships.

ADVERTISERS

     We had 247 advertisers and sponsors on our Web sites during the six months ended June 30, 2000. The following is a selected list of our current advertising customers, which are representative of our customer base:

MyPoints                     Zing                         Sears
Forward Slash                LuckySurf                    Proctor & Gamble
Casino-on-Net                WebMD                        United Airlines

     These advertisers, in the aggregate, accounted for approximately 37.8% of our total revenues in the six months ended June 30, 2000.

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MARKETING AND BRAND AWARENESS

     We use print and Web-based advertising in order to:

     - build our brand;

     - increase traffic to our Internet properties; and

     - raise our profile among potential advertisers.

TECHNOLOGY AND INFRASTRUCTURE


     We maintain a 56-member technical staff in New York. This technical staff is responsible for developing our Web sites and game programming and for managing the distribution of our content through our domestic Web sites. We also maintain a 37-member technical staff in Budapest, Hungary. The Budapest technical team is responsible for providing international support for our content, as well as developing country-specific content and managing the technical infrastructure for our U.S. and international Web sites. As a result of our acquisition of ibetcha.com, we also maintain a 41-member staff in Tel Aviv, Israel. In addition, we contract development and operational functions associated with the UproarLotto.com site to Mainstream, Inc., a development consulting firm in Manchester, New Hampshire.


     Our technical staff strives to create a comfortable and compelling user experience for as large an audience of visitors as possible. This involves developing reliable, secure, and scalable Web sites using industry-standard technologies. Our game content and certain elements of our server systems use the Java programming language. We also make extensive use of Microsoft Web server technology, as well as the Windows NT Server operating system.

     Some of our most popular interactive games involve simultaneous, multi-player activity. In order to create a seamless user experience in this type of environment, we have developed a highly scalable, distributed server system capable of delivering real time interactivity between a large number of simultaneous users in a multi-player environment.

     Our business is based on the delivery of banner advertising within pages viewed by users of our Web sites and our advertising customers require timely and accurate reporting of actual advertising delivered on our sites. We have contracted with DoubleClick, Inc. to serve our advertising and provide the corresponding reporting.

     We distribute our programming from data centers in Boston, New York City and London. We are currently expanding our data center operations to include a facility in California. Our domestic data centers are operated at facilities provided by Level 3 Communications, Digital Telemedia and Verio Inc. Our data center in London is operated at facilities provided by PSI Net.

COMPETITION

     Many companies provide Web sites targeted to audiences seeking various forms of entertainment content. We compete with all of these companies for visitor traffic and advertising dollars. This competition is intense and is expected to increase significantly in the future as the number of entertainment-orientated Web sites continues to grow. We believe that our competitive advantage to date has been largely dependent upon:

     - the perceived value of our content relative to other available entertainment alternatives, both online and elsewhere; and

     - the fact that we are one of the few online entertainment properties capable of delivering real time interactivity between a large number of simultaneous users.

     We continue to pursue developing advantages over our competition based on the quality of our products, the effectiveness of our marketing programs and the continuous development of the Uproar brand.

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     Our primary direct competitors for online game shows and similar entertainment include:

     - FreeLotto.com;

     - Gamesville/Lycos;

     - LuckySurf.com;

     - Mplayer.com;

     - Pogo.com;

     - Sandbox.com;

     - Station.Sony.com; and

     - Zone.com.

     Some of our competitors maintain game show style formats similar to those offered by us. Sony Station, for example, currently has the exclusive right to the online versions of the television game shows Jeopardy and Wheel of Fortune and the board game Trivial Pursuit. Other competitors primarily offer "extreme" games similar to many arcade and video games. We do not actively participate in that segment of the market. Many competitors offer a wide variety of online single-player games.

     We also compete indirectly with many providers of content and services over the Internet, including search engines and entertainment content sites. In addition, we compete with traditional forms of media, like newspapers, magazines, radio and television for advertisers and advertising revenue. If advertisers perceive the Internet or our Web site to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to our Web sites.

     The online entertainment market does not have substantial barriers to entry. Increased competition could result in:

     - lower advertising rates;

     - price reductions and lower profit margins;

     - loss of visitors;

     - reduced ad impressions; and

     - loss of market share.

GOVERNMENT REGULATION AND LEGAL ENVIRONMENT

     General. There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

     Liability for Information Retrieved from Our Web sites and from the Internet. Content may be accessed on any of our Web sites or on the Web sites of our affiliates, and this content may be downloaded by users and subsequently transmitted to others over the Internet. This could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, copyright or trademark infringement or other theories based on the nature, publication and distribution of this content. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past. We could also be exposed to liability
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with respect to third-party content that may be posted by users in chat rooms offered on our Web sites. It is also possible that if any information provided on our Web sites contains errors or false or misleading information, third parties could make claims against us for losses incurred in reliance on such information. Our sites contain numerous links to other Web sites. As a result, we may be subject to claims alleging that, by directly or indirectly providing links to other Web sites, we are liable for copyright or trademark infringement or the wrongful actions of third parties through their respective Web sites.

     The Communications Decency Act of 1996, or CDA, was enacted in the United States to prohibit the transmission over the Internet of indecent, obscene or offensive content. Although selected parts of the CDA have been deemed unconstitutional, provisions protecting providers of Internet services from claims related to third-party content remain effective. Under the CDA, a provider of Internet services will generally not be treated as a publisher or speaker of any information available on its service but provided by a third-party content provider unless the provider of Internet services exerts editorial control over the content or embraces the content as its own. Our activities may not permit us, in every instance, to take advantage of this safe harbor provision. Although we attempt to reduce our exposure to this potential liability through, among other things, provisions in our affiliate agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

     Our general liability insurance may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Even to the extent that these claims do not result in liability to Uproar, we could incur significant costs in investigating and defending against these claims. Potential liability for information disseminated through our Web sites could lead us to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of our service to users.

     Online Content Regulations. Several United States federal and state statutes prohibit the transmission of indecent, obscene or offensive content over the Internet to particular groups of persons. The enforcement of these statutes and initiatives, and any future enforcement activities, statutes and initiatives, may result in limitations on the type of content and advertisements available on our Web sites. Legislation regulating online content could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as an advertising and electronic commerce medium.

     Legislation Prohibiting Online Gambling. Congress is currently considering legislation that seeks to ban Internet gambling activities. One pending bill has already been approved by the Senate and would prohibit a gambling-related business from using the Internet to facilitate wagering. If enacted into law in its current form, the bill would likely subject those who display advertising for unlawful Internet gambling sites to criminal penalties. We do not engage in gambling activities ourselves but we do accept advertising from online gambling sites. For the year ended December 31, 1999, approximately 14.5% of our revenues were derived from gambling sites. If these sites are outlawed or substantially curtailed, our business could suffer. The pending legislation may impose liability on United States companies that are deemed to assist in the operation of offshore illegal gambling sites. If Congress ultimately passes this legislation in a form that prohibits us from accepting advertising from gambling sites, we would take all reasonable measures to comply with the legislation and our advertising revenues would decline.

     Regulation of Sponsors of Contests and Sweepstakes. Contests and games of chance are subject to the gambling, lottery and disclosure laws of various jurisdictions in which we offer our contests and games. Although we have been advised by counsel that our contests and games are in compliance with the laws of all jurisdictions in which we offer them, the laws or the way they are interpreted and enforced may change from market to market. A game sponsor, for example, cannot require the consumer to make a payment, buy its product or provide a substantial benefit, collectively called "consideration," as a condition of entering its game of chance, or in some instances, its contest of skill. If consideration were interpreted differently in a particular jurisdiction, we may find it necessary to eliminate, modify or cancel components of our products that could result in additional development costs and/or the possible loss of revenue.

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PRIVACY CONCERNS

     The United States Federal Trade Commission, or FTC, is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. These regulations may include requirements that companies establish procedures to, among other things:

     - give adequate notice to consumers regarding information collection and disclosure practices;

     - provide consumers with the ability to have personal identifying information deleted from a company's database;

     - provide consumers with access to their personal information and with the ability to rectify inaccurate information;

     - clearly identify affiliations or a lack thereof with third parties that may collect information or sponsor activities on a company's Web site; and

     - obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

     These regulations may also include enforcement and redress provisions. Moreover, our business model is in part based upon our ability to obtain registration information about our users and to use this information for targeted advertising. If new regulations are adopted that limit or eliminate our ability to use this information, our business, results of operations and financial condition could be materially adversely affected. Even in the absence of these regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. The FTC's regulatory and enforcement efforts alone may adversely affect the ability to collect demographic and personal information from users, which similarly could have an adverse effect on our ability to provide highly targeted opportunities for advertisers.

     It is also possible that "cookies," or information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, which are used to track demographic information and to target advertising, may become subject to laws limiting or prohibiting their use. A number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of our use of cookies could limit the effectiveness of our targeting of advertisements, which could have a material adverse effect on our business, results of operations and financial condition.

     The European Union, or EU, has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standard in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may adversely affect our activities because we engage in data collection from users in EU member countries.

     Data Protection. Legislative proposals have been made by the United States government that would afford broader protection to owners of databases of information such as stock quotes and sports scores.

     This protection already exists in the EU. If enacted, this legislation could result in an increase in the price of services that provide data to Web sites and could create potential liability for unauthorized use of this data. Either of these possibilities could have a material adverse effect on our business, results of operations and financial condition.

     Internet Taxation. A number of legislative proposals have been made at the United States federal, state and local level, and by certain European governments, that would impose additional taxes on the sale of goods
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and services over the Internet and certain states have taken measures to tax
Internet-related activities. Although the United States Congress recently placed a three-year moratorium on state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Further, once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce. This legislation, or other attempts at regulating commerce over the Internet, may substantially impede the growth of commerce on the Internet and, as a result, materially adversely affect our opportunity to derive financial benefit from those activities.

     Domain Names. Domain names are Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation, including trademark litigation, and of proposed regulatory reform. We have registered several domain names. We may seek to register additional domain names, although there is no assurance we will successfully obtain the registrations and third parties may bring claims for infringement against us for the use of any of our domain names or other trademarks. Our domain names may lose their value, or we may not have to obtain entirely new domain names in addition to or in lieu of its current domain names if reform efforts result in a restructuring in the current system.

     Jurisdictions. Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in the United States and the United Kingdom, the governments of other states and countries might attempt to regulate our transmissions or prosecute us for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of these developments could have a material adverse effect on our business, results of operations and financial condition. In addition, as our service is available over the Internet in multiple states and countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each of these states or countries. We are qualified to do business only in Delaware, New York, California, the United Kingdom and Hungary, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in those jurisdictions. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, results of operations and financial condition.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     We do not currently maintain patents on our technology and others may be able to develop similar technologies in the future. We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our intellectual property rights. Despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving.

     We are pursuing the registration of our trademarks in the United States, Germany, Italy, Norway, Sweden and the United Kingdom. We may not be able to secure adequate protection for our trademarks in the United States and other countries. To date, we do not believe that any oppositions have been filed.

     We also currently hold trademark registrations in the United States, United Kingdom, Germany, Sweden, Norway, Finland, Denmark and Iceland. Effective trademark protection may not be available in all the countries in which we conduct business. Policing unauthorized use of our marks is also difficult and expensive. In addition, it is possible that our competitors will adopt product or service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion.

     We currently license an advertising serving system from DoubleClick. This system delivers and tracks advertising impressions and click-throughs in all of our Web sites. If the DoubleClick system is no longer available or our license is terminated, we would be likely to suffer a disruption in our business, which could materially adversely affect our results of operations. In addition, a replacement system could be costly to license and install.

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     Our inability to effectively protect our trademarks and service marks would have a material adverse effect on our business, results of operations and financial conditions. We also intend to continue to license technology from third parties. The market in which we operate is continually and rapidly evolving, and we may need to license additional technologies to remain competitive. In addition, we may fail to successfully integrate any licensed technology into our services. Our inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed and integrated.

EMPLOYEES

     As of July 31, 2000, we had 189 full-time employees, of whom 44 worked in sales, 21 in marketing, 97 in production and technology; and 27 in finance and administration. Of these employees, 137 are primarily resident in the United States and 52 in Europe. As a result of our acquisition of ibetcha.com, we also maintain a 41-member staff in Tel Aviv, Israel. From time to time, we employ independent contractors to support our research and development, marketing, sales and editorial departments. None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

FACILITIES

     Our executive offices are located in approximately 37,500 square feet of office space in New York, under leases that expire in August 2005 and May 2007. We also lease approximately 8,900 square feet of office space in San Francisco under a lease that expires in February 2005 and approximately 6,300 square feet of office space in Budapest under a lease that expires in October 2001, unless we choose to extend it to October 2003. In addition, we lease small sales offices in London, Hamburg, Chicago and Los Angeles.

LEGAL PROCEEDINGS

     There are no material legal proceedings pending or, to our knowledge, threatened against us.

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                       UPROAR MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements which involve risks and uncertainties. Uproar makes such forward-looking statements under the provision of the "safe harbor" section of the private securities litigation reform act of 1995. Any forward-looking statements should be considered in light of the factors described in this joint proxy statement/prospectus. See "Risk Factors." Actual results may vary materially from those projected, anticipated or indicated in any forward-looking statements. In this management's discussion and analysis of financial condition and results of operations, the words "anticipates," "believes," "expects," "intends," "future," "could," and similar words or expressions (as well as other words or expressions referencing future events, conditions, or circumstances) identify forward-looking statements. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data of Uproar and iwin" and the consolidated historical financial statements, and the related notes thereto, of Uproar presented in this joint proxy statement/prospectus. See "Where You Can Find More Information."

OVERVIEW

     We are a leading online entertainment destination. Through our network of Web sites, we provide online game shows and interactive single- and multi-player games that appeal to a broad audience. Our business was originally formed in February 1995 as E-Pub Services Limited, a corporation organized under the laws of Ireland. From February 1995 through July 1997, we focused on developing our technology, raising capital and recruiting personnel and did not generate significant revenues. In July 1997, we formed Uproar Ltd., a corporation organized under the laws of Bermuda, which became the parent of E-Pub Services Limited. In September 1997, we launched our Web sites uproar.com and uproar.co.uk. Uproar Inc. was incorporated in Delaware on December 16, 1999. On January 26, 2000, Uproar Ltd. re-domesticated from Bermuda to Delaware and was merged with Uproar Inc. on January 27, 2000.

     We have only a limited operating history for you to use as a basis for evaluating our business. You must consider the risks and difficulties frequently encountered by early stage companies like ours in new and rapidly evolving markets, including the Internet advertising market.

     We are subject to industry trends that affect Internet providers generally, including seasonality and user inactivity. User traffic on Web sites has typically declined during the summer and year-end vacation and holiday periods. We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third quarters of each year.

     We have incurred net losses and negative cash flows from operations since our inception. At June 30, 2000, we had an accumulated deficit of $71.7 million. These losses have been funded primarily through the issuance of shares of our equity securities. On July 8, 1999, we raised approximately $30.3 million through the issuance of 2,832,000 shares of our common stock which are presently listed on EASDAQ. In January 1999, we raised an aggregate of approximately $9.6 million through two private issuances of 1,043,360 shares of our common stock. On February 2, 2000, we raised approximately $25.0 million through the sale of 1,265,372 shares of our common stock to a strategic investor. On March 16, 2000, the Securities and Exchange Commission declared effective our registration statement on Form S-1. Pursuant to this registration statement, we completed a public offering in the United States of 2,500,000 shares of common stock at an offering price of $33.88 per share. Net proceeds from the offering totaled approximately $77.1 million.

     We intend to continue to invest heavily in marketing and brand development, content enhancement and technology and infrastructure development. As a result, we believe that we will continue to incur net losses and negative cash flows from operations for the foreseeable future. Moreover, the rate at which these losses will be incurred may increase from current levels.

  ADVERTISING REVENUES

     Since July 1997, substantially all of our revenues have been derived from the sale of online advertising.

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     Our advertising revenues are predominantly derived from advertising arrangements under which we receive revenues based on the number of times an advertisement is displayed on our services, commonly referred to as cost per thousand impressions, or CPMs.

     We also derive revenues from:

     - sponsorship arrangements under which advertisers sponsor a game show, game or portion of one of our Web sites in exchange for which we receive a fixed payment;

     - strategic partner arrangements under which our strategic partners offer co-branded versions of our games on their Web sites and display advertising in connection with the use of the games, in return for which we receive revenues from the related advertising; and

     - advertising arrangements under which we receive revenues based on the number of times users click on an advertisement displayed on our services, commonly referred to as cost per click, or CPCs.

     Our revenues from advertising are therefore affected by:

     - the number of unique users visiting our Web sites during a given period;

     - the amount of time that users actually spend on our Web sites, commonly referred to as the "stickiness" of our sites;

     - the number of advertisements delivered to a user while on our Web sites;

     - our ability to target user audiences for our advertisers; and

     - the success of our strategic partnerships.

     We intermittently rotate advertisements on the pages of our Web sites where our users tend to spend long amounts of time. As a result, we believe a more accurate measurement of our potential to generate advertising revenue is the number of unique users that visit our sites and the amount of time they spend on our sites, rather than the number of registered users or page views.

     We price our advertisements based on a variety of factors, including:

     - whether payment is dependent upon guaranteed minimum impression or click levels;

     - whether the advertising is targeted to specific audiences; and

     - the available inventory of impressions or clicks associated with a specific game or game show that will display the specific advertisement.

     Since we are able to vary the size of advertising banners we display on a single page, we are able to charge more for "super-sized" banners than for more traditional banners.

     We recognize advertising revenues which are priced on a cost per thousand impression, or CPM, basis as the advertisement is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. To the extent minimum guaranteed impression levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved. We recognize advertising revenues derived on a cost per click, or CPC, basis as users click or otherwise respond to the advertisements. To the extent minimum guaranteed click levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved. In the case of contracts requiring actual sales of advertised items, we may experience delays in recognizing revenues pending receipt of data from that advertiser.

     We recognize sponsorship advertising revenue ratably in the period in which the sponsor's advertisement is displayed and costs associated with customizing the advertisements received from sponsors are expensed as incurred. We recognize revenues from our strategic partner arrangements ratably in the period in which our games are displayed on a third party's Web site. In those situations where we are responsible for selling the advertising, billing and collections, we record the advertising revenues, and payments to our strategic partners are recorded as cost of revenues. We are obligated to pay our strategic partners their fee regardless of whether we ultimately collect the advertising revenue. In those situations where our strategic partners are responsible
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for selling the advertising, billing and collections, we recognize revenue only to the extent of our share of net revenues.

     If a payment is received prior to the time that we recognize revenue, we record that payment as deferred revenues.

  BARTER

     We also engage in barter transactions in an effort to enhance our marketing efforts and improve our reach to potential new users. Under these arrangements, we deliver game content, including prizes, to a third party, or display on our Web sites advertisements promoting the third party's goods and services in exchange for its agreement to run advertisements promoting our Web sites. Revenues and costs from barter arrangements are recorded at the estimated fair value of the advertisements or services we provide, unless the fair value of the goods or services we receive can be determined more objectively. We recognize barter revenue at the time we deliver the third party's advertisement or product to our users. We recognize barter costs when our advertisements are displayed by the third-party to its users. Barter costs are recorded either as sales and marketing expenses or as costs of revenue. The breakdown of costs is dependent upon the nature of the goods or services received by the third party. Although our revenues and related costs will be equal at the conclusion of the barter transaction, the amounts may not be equal in any particular quarter. Barter revenues were approximately 22.4% and 13.6% of revenues for the years ended December 31, 1998 and 1999, respectively, and 7.6% of revenues for the six months ended June 30, 2000.

  ACQUISITION OF PRIZE POINT

     In June 1999, we acquired Prize Point Entertainment Corporation for a total of 2,444,320 shares of common stock and the assumption of 124,080 options exercisable into an additional 124,080 shares of our common stock. The acquisition was accounted for as a pooling-of-interests.

  PEARSON AGREEMENT

     In January 1999, we entered into an agreement with Pearson Television under which Pearson acquired 2,000,000 shares of our common stock in exchange for intangible assets, advertising services to be provided over a thirty-month period commencing April 1, 1999, and cash of $124,599. We recorded the $16.7 million difference between the value of the shares issued and the fair value of the advertising services and cash received as an intangible asset on our balance sheet to be amortized over the 33-month life of the agreement. The $8.0 million advertising contribution was recorded as a pre-paid advertising asset that is being amortized over the period the ads are being shown, from April 1999 through September 2001. In July 2000, we amended and restated our agreement with Pearson that extends the term of the agreement through June 2005.

     Under our agreement with Pearson, we have the obligation to pay Pearson a royalty for the rights and license to use the licensed game show formats, equal to a percentage of gross advertising and other revenue generated from the use of the licensed games. Additional royalties are due to Pearson for a percentage of net revenues generated by the licensed game shows, subject to minimum royalty payments per broadcast year. The initial payment made in July 1999, which relates to the broadcast year from September 1999 to September 2000, was recorded as a prepayment and $150,000 was expensed in cost of revenues through June 30, 2000. Under the amended and restated agreement with Pearson, our guaranteed minimum royalty payments per broadcast year for the Internet games range from $150,000 for specified games in the year ending June 30, 2001 to $900,000 for specified games in the year ending June 30, 2005. In the event that one or more of these games is not financially successful for us, we still are obligated to make these minimum royalty payments to Pearson.

     The intangible assets recorded as a result of the transaction with Pearson represent the benefits of the association with Pearson during the length of the agreement, or thirty-three months, resulting from the use of Pearson's intellectual property and our association with them. The market value of the common stock issuable to Pearson was determined based upon the share price quoted on the Vienna Stock Exchange at the date the agreement was signed. The intangible assets were valued as the difference between the value of the shares
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issued and the fair value of the advertising services received. The fair value of the advertising services received was based on rate card information provided by Pearson and our estimate of the value of the advertising and promotional services. During the year ended December 31, 1999, amortization of intangible assets totaled $6.1 million and amortization of prepaid advertising services amounting to $1.3 million was recorded as advertising expense.

  CABLE & WIRELESS AGREEMENT

     In December 1999, we entered into an agreement with Cable & Wireless, the largest cable television franchise owner in the United Kingdom. The agreement provides for Cable & Wireless to display up to 14 Uproar game shows on an Interactive service offered via its digital cable television, which Cable &Wireless launched in October 1999.

     We pay Cable & Wireless a fee, for which Cable & Wireless guarantees placement within the service, which is accounted for in cost of revenues. The agreement provides that Cable and Wireless is entitled to additional fees equal to a percentage of net advertising and sponsorship revenue generated through the sale of advertising associated with our games placed in Cable & Wireless's digital interactive service. Such amounts are accounted for in cost of revenues. Sales, marketing and product and technology development costs are borne by us and recognized in the period incurred.

  TELEFONICA AGREEMENT

     In September 1999, we entered into an agreement with TelefonicaInteractiva de Contenidos, a Spanish corporation, to establish and develop our products and the Uproar media property in the Spanish and Portuguese languages.

     Revenues generated in connection with the Telefonica deal consist of fees for exclusivity of distribution and for development and support obligations we have assumed. Telefonica is also required to pay a royalty based on net advertising and sponsorship revenue it generates through the sale of advertising on Web sites, including our games, during the term of the agreement. Advertising revenue will be recognized for this advertising and sponsorship revenue during the period in which the advertising is delivered. Sales and marketing costs are borne by Telefonica. Product and technology development costs associated with the agreement are our responsibility and are recorded in the period the costs are incurred.

  STRATEGIC INVESTOR


     On February 2, 2000, we completed the sale of 1,265,372 shares of our common stock to Trans Cosmos USA, Inc. for approximately $25.0 million. We intend to establish a joint venture with Trans Cosmos to produce a local language version of Uproar properties in Japan. Under the proposed terms of the agreement, we would contribute our intellectual property to the joint venture along with $500,000 in cash, and Trans Cosmos would contribute $4.5 million in cash. In addition, we would receive an annual license fee from the joint venture.


  INITIAL PUBLIC OFFERING

     On March 16, 2000, the Securities and Exchange Commission declared effective our registration statement on Form S-1. Pursuant to this registration statement, we completed a public offering in the United States of 2,500,000 shares of common stock at an offering price of $33.88 per share. Net proceeds from the offering totaled approximately $77.1 million.

  IBETCHA.COM

     In August 2000, we completed the purchase of TakeAim Holdings Ltd., the parent company of ibetcha.com Inc. which operates ibetcha.com, a Web site that offers users the opportunity to predict the outcome of real-world events for a chance to win prizes. We issued approximately 1.33 million shares of our common stock in the acquisition.

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RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2000 AND 1999

  REVENUES

     Revenues increased to $12.8 million for the six months ended June 30, 2000, as compared with $2.5 million for the six months ended June 30, 1999. The period-to-period growth in revenues of $10.3 million for the six months ended June 30, 2000 resulted from:

     - increasing the number of advertisers as well as the average commitment per advertiser,

     - increasing our Web site traffic,

     - expanding our sales department, and

     - increasing our branding and marketing efforts.

     Advertising revenues for the six months ended June 30, 2000 were $12.2 million, which represented 95.5% of total revenues. Advertising revenues for the six months ended June 30, 1999 were $2.5 million, which represented 98.5% of total revenues. Since June 1999, we significantly increased our sales force, relaunched our Web site, and ran a marketing campaign to promote brand awareness. We anticipate the advertising revenues will continue to account for a substantial share of our total revenues for the foreseeable future.

     In the six months ended June 30, one advertiser, MyPoints, which accounted for 21.0% of our revenues, accounted for more than 10% of our revenues.

  COST OF REVENUES

     Cost of revenues include:

     - prizes;

     - Internet connection costs;

     - depreciation of equipment and software used to host our Web sites;

     - royalties relating to our co-branded properties with our strategic partners; and

     - costs of goods sold in our affinity merchandising program.

     Cost of revenues relating to our strategic partner arrangements are recorded as an expense in the period in which the related revenues are recorded. Minimum distribution payments, where applicable, are recorded ratably over the period of the relevant agreement.

     Cost of revenues were $4.3 million for the six months ended June 30, 2000 and $800,000 for the six months ended June 30, 1999. The increase in cost of revenues was due primarily to:

     - an increase in the prizes awarded due to the increase in users,

     - an increase in internet costs to support the increase in web site traffic,

     - increase in royalties which are a function of revenue, and

     - ad serving fees.

     Gross margins were 66.6% for the six months ended June 30, 2000 and 66.2% for the six months ended June 30, 1999. The increase in gross margin was primarily due to a decrease in prizes and internet connection costs as a percentage of revenue.

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  OPERATING EXPENSES

     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of:

     - advertising costs, including the costs of online and print advertisements;

     - salaries and commissions for sales and marketing personnel;

     - public relations costs;

     - referral fees in connection with acquisition of new users through our affiliate program; and

     - other marketing-related expenses.

     Sales and marketing expenses were $18.1 million for the six months ended June 30, 2000 as compared with sales and marketing expenses of $5.8 million for the six months ended June 30, 1999. The period to period increases were attributed to increases in advertising and public relations expense, salaries, barter advertising, and depreciation.

     Product and Technology Development Expenses. Product and technology development expenses include:

     - personnel costs for computer software and Web site programmers, designers, editors and project managers;

     - fees paid to writers and graphic artists; and

     - the administrative costs relating to our product development facilities.

     Product development expenses were $4.0 million for the six months ended June 30, 2000, as compared with product and technology development expenses of $1.5 million for the six months ended June 30, 1999. The period to period increases were attributed to increases in salaries and consultants fees to reach staffing levels to support our Web site and to enhance content and features. Additionally, product development expenses increased as a result of added features in connection with the launch of our site redesign in the U.K. in April 2000.

     General and Administrative Expenses. General and administrative expenses consist primarily of:

     - salaries and benefits;

     - fees for professional services;

     - insurance and recruiting fees; and

     - costs for general corporate functions, including finance, accounting and facilities.

     General and administrative expenses were $7.5 million for the six months ended June 30, 2000, as compared with general and administrative expenses of $3.6 million for the six months ended June 30, 1999. The period to period increases were attributed to increases in recruitment fees and salaries and is reflective of the highly competitive nature of hiring in the new media industry. The increases were also due to increases in legal and professional fees, rental costs, insurance costs, and costs related to our operation as a public company, such as directors and officers' liability insurance and professional service fees.

  INTEREST INCOME

     Interest income results from interest earned on our cash and investments and amortization of debt discounts. Interest income was $2.1 million for the six months ended June 30, 2000, as compared to $0.2 million for the six months ended June 30, 1999. The increases resulted from investments made with the net proceeds from our sale of common stock.

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  LITIGATION SETTLEMENT

     In February 2000, we settled an action entitled "Burgos V. Ellwell Associates, LLC and E-Pub Inc." in which we were a party defendant, relating to an alleged personal injury, by a payment of $350,000.

YEAR ENDED DECEMBER 31, 1999 AND 1998

  REVENUES

     Revenues for the year ended December 31, 1999 increased to $10.4 million from $1.6 million for the year ended December 31, 1998. The increase in revenues was primarily due to our ability to generate significantly higher advertising and sponsorship revenues, primarily as a result of:

     - expanding our sales department;

     - increasing the number of impressions available on our sites by adding game shows;

     - increasing our number of unique users, which has enabled us to deliver an increased level of advertising impressions; and

     - increasing our branding and marketing efforts.

     During the year ended December 31, 1999, we derived revenues of approximately $1.4 million or 13.6% of revenues, from barter transactions. During the year ended December 31, 1998, we derived $365,000, or 22.4% of revenues, from barter transactions.

     In the year ended December 31, 1999, only one advertiser, MyPoints, which accounted for 14.2% of our revenues, accounted for more than 10.0% of our revenues.

  COST OF REVENUES

     Cost of revenues for the year ended December 31, 1999 increased to $2.5 million from $760,000 for the year ended December 31, 1998. The increase in cost of revenues was primarily attributable to $846,000 related to expenses associated with prizes, $824,000 related to Internet connection costs, depreciation costs of equipment and software of $600,000 and $250,000 of royalties. Our gross profit increased to $7.9 million for the year ended December 31, 1999 from $873,000 for the year ended December 31, 1998.

  OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses for the year ended December 31, 1999 increased to $28.1 million from $3.8 million for the year ended December 31, 1998. The increases in sales and marketing expenses were primarily attributable to $23.4 million in advertising, public relations and other promotional expenditures, and $3.5 million in salaries and commissions for sales and marketing personnel. We believe that sales and marketing expenses will continue to increase in absolute dollars for the foreseeable future as we:

     - continue our branding strategy;

     - continue to expand our direct sales force;

     - hire additional marketing personnel; and

     - increase expenditures for marketing and promotion.

     Product and Technology Development. Product development expenses for the year ended December 31, 1999 increased to $3.7 million from $850,000 for the year ended December 31, 1998. The increase in product development expenses was primarily attributable to increased staffing levels required to develop proprietary software components used to create our service. We have, to date, expensed all product development costs as incurred. We believe that increased investments in new and enhanced features and technology are critical to attaining our strategic objectives and remaining competitive. Accordingly, we intend to continue recruiting and hiring experienced product development personnel and to make additional investments in product development. We anticipate that product expenditures will continue to increase in absolute dollars in future periods.

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     General and Administrative.  General and administration expenses for the year ended December 31, 1999 increased to $8.9 million from $2.3 million for the year ended December 31,1998. The increase was primarily attributable to $2.1 million in professional fees, $2.6 million in salaries and benefits associated with hiring of additional personnel and $812,000 in travel-related costs.

YEAR ENDED DECEMBER 31, 1998 AND 1997

  REVENUES

     Revenues increased to $1.6 million for the year ended December 31, 1998 from $349,000 for the year ended December 31, 1997. The increase in revenues was due primarily to our ability to generate higher advertising and sponsorship revenues. In the year ended December 31, 1998, two of our customers, Yahoo! and Microsoft, each accounted for greater than 10.0% of our revenues. Yahoo! and Microsoft accounted for 20.7% and 11.8% of our revenues, respectively, for the year ended December 31, 1998.

  COST OF REVENUES

     Cost of revenues increased to $760,000 for the year ended December 31,1998 from $217,000 for the year ended December 31, 1997. The increase in cost of revenues was primarily attributable to $243,000 related to Internet connection costs, and $225,000 associated with prizes and depreciation costs of equipment and software of $127,000.

  OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses increased to $3.8 million for the year ended December 31, 1998 from $1.1 million for the year ended December 31, 1997. The increase in sales and marketing expenses were primarily attributable to $1.6 million in advertising, public relations and other promotional expenditures, $1.5 million in salaries for sales and marketing personnel, and $365,000 in barter expenses.

     Product Development. Product development expenses increased to $849,000 for the year ended December 31, 1998 from $773,000 for the year ended December 31, 1997. The increase in product development expenses was primarily attributable to increased staffing levels.

     General and Administrative. General and administrative expenses increased to $2.3 million for the year ended December 31, 1998 from $2.1 million for the year ended December 31, 1997. The increase in general and administrative expenses was attributable to $710,000 in salaries and benefits associated with hiring additional personnel, $560,000 in professional fees and $260,000 for operating lease rental costs.

LIQUIDITY AND CAPITAL RESOURCES

     To date, we have primarily financed our operations through the sale of our equity securities. As of June 30, 2000, we had approximately $9.3 million in cash and cash equivalents and $85.4 million in short term investments, an increase from $15.1 million in cash and cash equivalents and no short term investments on December 31, 1999. Net cash used in operating activities was $18.1 million and $9.2 million for the six months ended June 30, 2000 and 1999, respectively. Net cash used in operating activities resulted primarily from our net operating losses, partially offset by:

     - depreciation and amortization; and

     - increase in accounts payable and accrued expenses.

     Net cash used in investing activities was $90.4 million and $1.1 million for the six months ended June 30, 2000 and 1999, respectively, as we invested the capital raised in our public offering and sale of common stock to Trans Cosmos, as well as purchased equipment to enhance and develop our technical infrastructure.

     Net cash provided by financing activities was $102.9 million and $9.9 million for the six months ended June 30, 2000 and 1999, respectively. Net cash provided by financing activities consisted primarily of proceeds from the sale of shares of our common stock. On March 22, 2000, we raised approximately $77.1 million from

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the public offering of 2,500,000 shares of our common stock, which are presently listed on the Nasdaq National Market. On February 2, 2000, we raised approximately $25.0 million from the sale of 1,265,372 shares of our common stock to Trans Cosmos USA, Inc.

     Our principal commitments consist of obligations under capital and operating leases. In addition, we have committed to invest approximately $500,000 in cash in our planned Japanese joint venture with Trans Cosmos. We expect our capital expenditures will increase significantly in the future as we make technological improvements to our system and technical infrastructure.

     We have experienced a substantial increase in our capital expenditures and operating lease arrangements since our inception consistent with the growth in our operations and staffing. We anticipate that this will continue for the foreseeable future. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, and plan to expand our sales and marketing programs and conduct more aggressive brand promotions.

     We believe our current cash, cash equivalents and investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for our existing business for the foreseeable future.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     We will adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, effective July 1, 2000, and are in the process of determining the effect that SFAS No. 133 will have on our results of operations and financial position. This statement is not required to be applied retroactively to financial statements of prior periods.

     FASB Interpretation No 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), provides guidance for applying APB Opinion No. 25, "Accounting for Stock Issued to Employees. With certain exceptions, FIN No. 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status on or after July 1, 2000. We do not believe that the implementation of FIN No. 44 will have a significant effect on our results of operations.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We will be required to adopt the accounting provisions of SAB No. 101, no later than the fourth quarter of 2000. We do not believe that the implementation of SAB No. 101 will have a significant effect on our results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Currency Rate Fluctuations. To date, our results of operations have not been impacted materially by inflation in the U.S. or in the countries that comprise Europe. Although most of our revenues are denominated in U.S. dollars, a percentage of our revenues are denominated in foreign currencies. As a result, our revenues may be impacted by fluctuations in these currencies and the value of these currencies relative to the U.S. dollar. In addition, a portion of our monetary assets and liabilities and our accounts payable and operating expenses are denominated in foreign currencies. Therefore, we are exposed to foreign currency exchange risks. However, revenues derived from foreign currencies historically have not comprised a material portion of our revenues. As a result, we have not tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may experience economic loss and a negative impact on earnings and equity as a result of foreign currency exchange rate fluctuations.

     Market Risk. Our accounts receivable are subject, in the normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of collection risks. As a result, we do not anticipate any material losses in this area.

     Interest Rate Risk. Our investments are classified as cash and cash equivalents with original maturities of three months or less. Our short-term investments are in bonds that have fixed interest rates at the time of purchase. Therefore, changes in the market's interest rates do not significantly affect the carrying value of our cash equivalents or short-term investments as recorded by us.

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                              DESCRIPTION OF IWIN
                                BUSINESS OF IWIN

     iwin.com, Inc. is an online entertainment network focused on incubating entertainment-themed and incentives marketing-oriented applications. We offer an array of free classic interactive games, and are in the process of developing additional free custom games. We currently generate revenue by selling targeted advertising, sponsorships and partnerships.

     To date, we have launched two leading sites -- iwin.com and eXtremelotto.com. eXtremelotto.com has since been incorporated into iwin.com. The iwin.com site offers a diverse selection of online games that allow visitors to enter contests, win sweepstakes and accumulate reward currency, known as "icoins", at no cost to the user. Users acquire icoins in three different ways:

     - by playing any of the free games on the site,

     - by performing a simple task or engaging certain advertisers on the site, or

     - by participating in our referral program.

     Once acquired, these icoins can be used to purchase sweepstakes tickets for a variety of prizes, including cash and sponsorship prizes. eXtremelotto offers three free lotteries that award winners prizes, including the opportunity for a $1,000,000, $10,000,000 and $20,000,000 jackpot.

     We have recently soft-launched

     - a new website, sendlaughter.com, and

     - a free$tuff tab which allows online merchants to interact with users on the iwin.com site.

     Our strategy is to develop Web sites that will appeal to broad user audiences from whom we can capture, collect, aggregate and categorize data. This data can then be used to build demographic and pyschographic profiles for use in generating highly-targeted leads for advertisers. We are developing a range of capabilities and services that enable marketers to target the delivery of advertisements to pre-qualified audiences. The market for these services includes content publishers and merchants as well as agencies and brand managers.

     We also believe that we are uniquely positioned to capitalize on incentivized email marketing. Incentivized email marketing allows content providers to engage in an ongoing personalized dialogue with their customers while offering them additional targeted information, services and products.

     On August 23, 2000, we had over 65 employees, including a new 12-person sales team in New York City. We maintain our headquarters at 10940 Wilshire Boulevard in Los Angeles, California, where we lease two floors of office space. We also lease a portion of a floor at 264 West 40th Street in New York City in order to accommodate the new sales team.

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                  IWIN MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion contains forward-looking statements which involve risks and uncertainties. iwin makes such forward-looking statements under the provision of the "safe harbor" section of the private securities litigation reform act of 1995. Any forward-looking statements should be considered in light of the factors described in this joint proxy statement/prospectus. See "Risk Factors." Actual results may vary materially from those projected, anticipated or indicated in any forward-looking statements. In this management's discussion and analysis of financial condition and results of operations, the words "anticipates," "believes," "expects," "intends," "future," "could," and similar words or expressions (as well as other words or expressions referencing future events, conditions, or circumstances) identify forward-looking statements. The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data of Uproar and iwin" and the consolidated historical financial statements, and the related notes thereto, of iwin presented in this joint proxy statement/prospectus. See "Where You Can Find More Information."

OVERVIEW

     iwin has experienced substantial losses since its inception in July 1999. Its accumulated deficit as of June 30, 2000 was $19.2 million. iwin has spent significant amounts to create, launch and enhance its Web sites, to promote awareness of its Web sites and to develop its business. iwin expects to increase its operating expenses as it continues to build brand awareness and infrastructure to support the expansion of its business.

     iwin has a very limited operating history to use in evaluating its business. Accordingly, iwin has experienced many of the risks and uncertainties frequently encountered by early stage companies in new and evolving markets, including the Internet advertising market.

     Although iwin has experienced revenue growth in recent periods, these growth rates may not be sustainable or indicative of future growth. Even if iwin does achieve profitability, it may not sustain profitability on a quarterly or annual basis in the future. iwin believes quarter-to-quarter comparison should not be relied on as an indication of its future performance.


RESULTS OF OPERATIONS


THREE MONTHS ENDED JUNE 30, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 2000

     Revenues. Since July 1999, substantially all of our revenues have been derived from the sale of online advertising. Our advertising revenues are predominantly derived from:

     - advertising agreements under which we receive revenues based on the number of times users click on an advertisement displayed on our services, commonly referred to as cost per click, or CPCs; and

     - advertising arrangements under which we receive revenues based on the number of times an advertisement is displayed on our services, commonly referred to as cost per thousand impressions, or CPMs.

     We also derive revenues from:

     - arrangements under which we receive revenues based on the number of users which elect to register for an advertiser's product, service or membership displayed on our services, commonly referred to as opt-ins;

     - sponsorship arrangements under which advertisers sponsor a game, prize category or portion of our Web site in exchange for which we receive a fixed payment; and

     - advertising arrangements under which we include an advertiser's promotion in an electronic mail message distributed to our users, commonly referred to as e-mail.

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     Our revenues from advertising are therefore affected by:

     - the number of unique users visiting our Web sites during a given period;

     - the amount of time that users actually spend on our Web sites, commonly referred to as the "stickiness" of our site;

     - the number of advertisements delivered to a user while on our Web sites;

     - the number of e-mail messages distributed to our users; and

     - our ability to target user audiences for our advertisers.

     We price our advertisements based on a variety of factors, including:

     - whether payment is dependent upon guaranteed minimum impressions or click levels;

     - whether the advertising is targeted to specific audiences;

     - the quality, or historical effectiveness, of specific electronic message and impression products; and

     - the available inventory of impressions or clicks across our Web site during a given period.

     We recognize advertising revenues which are priced on a cost per click, or CPC, basis as users click or otherwise respond to the advertisements, provided that no significant obligations remain and collection of the resulting receivable is probable. To the extent minimum guaranteed click levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved. We recognize advertising revenues which are priced on a cost per thousand impression, or CPM, basis as the advertisement is displayed. To the extent minimum guaranteed impression levels are not met, we defer recognition of the corresponding revenues until guaranteed levels are achieved.

     We recognize revenues derived from our user's registration for an advertiser's product, service or membership as the registrations are transmitted to the advertiser. We recognize sponsorship advertising revenues ratably in the period in which the sponsor's advertisement is displayed, and costs associated with customizing the advertisements received from the sponsor are expensed as incurred. We recognize advertising revenues related to the distribution of e-mail messages as the messages are delivered to our users. If a payment is received prior to the time that we recognize revenue, we record that payment as deferred revenues.

     For the three months ended June 30, 2000, revenues increased to $6.2 million from $2.0 million for the three months ended March 31, 2000. The increase in revenue is primarily attributable to an increase in iwin's advertiser base and the amount spent per advertiser. As of June 30, 2000, iwin had an advertiser base of over 200 advertisers compared to 85 advertisers as of March 31, 2000. Also, the average spending per advertiser increased from $21,505 for the three months ended March 31, 2000 to $33,695 for the three months ended June 30, 2000. In addition, iwin experienced an increase in advertising inventory with the expansion of product offerings and increased traffic to its Web sites, both of which contributed to an increase in revenue.

     Cost of Revenues. Cost of revenues include:

     - prizes;

     - lottery award insurance;

     - internet connection costs;

     - advertisement campaign tracking and management costs; and

     - depreciation of equipment and software related to site hosting and maintenance.

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     Costs of revenues for the three months ended June 30, 2000 was $2.6 million compared to $2.2 million for the three months ended March 31, 2000. The increase is primarily due to the following:

     - an increase in Web site insurance costs due to an increase in the number of lottery entries from a daily average of 51,740 entries for the three months ended March 31, 2000 to 216,269 entries for the three months ended June 30, 2000;

     - an increase in ad-serving costs resulting from increased traffic to sites; and

     - an increase in depreciation expense related to additional equipment and software purchased to develop and host sites.

     Sales and Marketing. Sales and marketing expenses include salaries, sales commissions, employee benefits, travel and related expenses of its sales force, advertising and promotional expenses, public relations, referral fees in connection with acquisition of new users through the affiliate program, marketing, and sales support functions. Marketing costs are expensed in the period incurred. Sales and marketing expenses decreased to $6.1 million for the three months ended June 30, 2000 compared to $6.3 million for the three months ended March 31, 2000. This was primarily the result of a decrease in online advertising and marketing.

     Product and Technology Development. Product and technology development costs include expenses incurred to develop, enhance, manage, monitor and operate the Web sites. Development costs are expensed as incurred. Product and technology development costs increased to $820,985 for the three months ended June 30, 2000 from $753,173 for the three months ended March 31, 2000. This increase was primarily due to the following:

     - the expansion of product offerings;

     - an increase in production and engineering personnel; and

     - an increase in game development programming and development fees.

     General and Administrative. General and administrative expenses include salaries, employee benefits and expenses for executives, finance, legal, human resources and administrative personnel. In addition, this category includes fees for professional services, such as legal and accounting, and the costs related to the leases for the iwin's occupational space for offices in Los Angeles and New York. General and administrative expenses were $2.6 million for the three months ended June 30, 2000 compared to $2.7 million for the three months ended March 31, 2000.

     Other Income (Expenses). Net interest income decreased to $211,295 for the three months ended June 30, 2000 compared to $373,792 for the three months ended March 31, 2000. This decrease was due to lower average cash balances. Loss from disposal of property and equipment for the three months ended March 31, 2000 was $63,755 associated with the abandonment of the tenant improvements in the Los Angeles office space previously occupied. iwin did not incur a similar loss for the three months ended June 30, 2000. Other income for the three months ended June 30, 2000 was $28,077 compared to $13,527 for the three months ended March 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, iwin has funded its operations primarily through net cash proceeds from private placements of preferred and common stock totaling $31.4 million through June 30, 2000. As of June 30, 2000, iwin had cash and cash equivalents totaling $8.3 million.

     Cash used for operating activities for the three months ended June 30, 2000 was $9.8 million, primarily due to the operating loss of $5.7 million and an increase in accounts receivable balance of $3.3 million.

     Cash provided by investing activities for the three months ended June 30, 2000 was net $1.8 million. Investing activities during this period included the liquidation of $5.1 million in short-term investments and deposits and $3.3 million in capital expenditures related to the purchase of property and equipment.

     Cash provided by financing activities for the three months ended June 30, 2000 was $2.5 million. This resulted from the issuance of preferred stock for net proceeds totaling $1.2 million, the net borrowings of $1.3 million on an available equipment line of credit and several capital lease arrangements.

     iwin's primary financial commitments consisted of $71,165 payable under the equipment line of credit and $1.4 million in obligations under several capital lease arrangements.

     As of June 30, 2000, iwin had net operating loss carryforwards of approximately $16.7 million, available to reduce future federal and state income taxes payable to the extent permitted under the Internal Revenue Code, expiring in varying amounts through 2020. The net operating loss carryforwards and research tax credit carryforwards will be subject to the limitations provided in IRC section 382.

     Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, iwin has placed a valuation allowance against its otherwise recognizable deferred tax assets as of June 30, 2000.

     The independent auditors' report for the financial statements of iwin as of and for the period ended December 31, 1999 includes an explanatory paragraph that indicates there are conditions that raise substantial doubt about iwin's ability to continue as a going concern. Management believes that iwin has the financial resources and ability to meet its business and financial obligations in the normal course of business through December 31, 2000.

                              MANAGEMENT OF UPROAR

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth our directors, executive officers and other key employees, their ages and the positions held by them:

            NAME               AGE                           POSITION
            ----               ---                           --------
Kenneth D. Cron..............  44    Chairman of the Board of Directors and Chief Executive
                                     Officer
Christopher R. Hassett.......  38    President, Chief Operating Officer and Director
Joel E. Wilhite..............  30    Chief Financial Officer
Francis G. Blot..............  38    Executive Vice President, Product Marketing
Timothy J. Ewing.............  34    Executive Vice President, Programming and Product
                                     Development
Scott Kaufman(*) ............  23    Executive Vice President, Product Development
Robert D. Marafioti..........  53    Executive Vice President, General Counsel and Secretary
Michael K. Simon.............  35    Executive Vice President, President of International and
                                     Director
Jeffrey L. Strief............  44    Executive Vice President, Marketing and Sales
Thompson B. Barnhardt(**)....  37    Director
Thomas E. Dooley.............  43    Director
Esther Dyson.................  49    Director
James J. Geddes, Jr. ........  50    Director
Catherine V. Mackay..........  33    Director
Richard Janssen(***).........  50    Director
Gary W. Loveman(***).........  39    Director
Frederick Krueger(***).......  40    Director

---------------
  * Will become an officer of Uproar at closing of merger.

 ** Will resign from the Uproar board at closing of merger.

*** Will become a director of Uproar at closing of merger.

     Kenneth D. Cron joined us as our Chief Executive Officer and as a director in September 1999. In December 1999, Mr. Cron was appointed the Chairman of our board of directors. From September 1978 to June 1999, Mr. Cron worked at CMP Media where, as the President of Publishing, he had responsibility for the company's United States businesses, including its print publications, trade show conferences and online services. He was also a director of CMP Media. Mr. Cron earned a B.A. from the University of Colorado.

     Christopher R. Hassett joined us as our President, Chief Operating Officer, and as a director in July 1999, subsequent to our acquisition of PrizePoint Entertainment. Mr. Hassett was PrizePoint's co-founder and Chief Executive Officer from March 1998 to June 1999. Prior to that, Mr. Hassett founded Pointcast, serving as its Chairman and Chief Executive Officer from November 1992 to October 1997. Mr. Hassett earned a B.S. in electrical engineering from the University of Lowell.

     Joel E. Wilhite joined us as our Controller in April 1999 and served in that capacity until May 2000, when he was appointed our Chief Financial Officer. Prior to joining Uproar, Mr. Wilhite was an audit manager at KPMG Hungaria in Budapest, Hungary, from August 1996 to March 1999 and worked for KPMG LLP in the United States from July 1993 through July 1996. Mr. Wilhite received a B.S. in Accounting from the University of South Carolina.

     Francis G. Blot joined us as our Executive Vice President, Product Marketing, in July 1999, subsequent to our acquisition of PrizePoint Entertainment. Mr. Blot co-founded PrizePoint in March 1998 and served as its Vice President of Marketing from March 1998 to June 1999. From June 1994 to March 1998, Mr. Blot was Vice President of Business Development at Pointcast, where he was responsible for, among other things, its electronic commerce business. Prior to that, Mr. Blot worked in business and product development positions for Prodigy for nearly seven years. Mr. Blot earned a B.S. in electrical engineering from SUNY Utica.

     Timothy J. Ewing joined us as our Managing Director in Budapest, Hungary in 1996. He served as our President of International from April 1999 to May 2000, when he was appointed our Executive Vice President, Programming and Product Development. Prior to joining Uproar, Mr. Ewing served as Manager of European Business Development for Scala ECE from 1993 to 1996. Mr. Ewing earned an M.B.A. in International Business from the University of Michigan and the Stockholm School of Economics and a B.S.E. in Engineering from the University of Michigan.

     Scott Kaufman will become Uproar's Executive Vice President, Product Development, upon closing of the merger. Mr. Kaufman currently serves as Vice President of Product Management for iwin, a position he has held since May 2000. Mr. Kaufman joined iwin as Vice President of Business Development in September 1999. Prior to joining iwin, Mr. Kaufman was a financial analyst at Yucaipa Companies, a private equity group, from January 1999 to September 1999. From June 1998 to January 1999, Mr. Kaufman was a financial analyst at JP Morgan in its private client group. Mr. Kaufman received a B.A. in economics from Claremont McKenna College in June 1998.

     Robert D. Marafioti joined us in October 1999 as Executive Vice President, General Counsel and Secretary. From October 1988 through June 1999, he worked for CMP Media, where he served as Executive Vice President, General Counsel and Secretary. Mr. Marafioti earned a B.A. from Yale University and a J.D. from Columbia School of Law.


     Michael K. Simon is our founder. He was the Chairman of our board of directors from July 1999 to December 1999 and served as our Chief Executive Officer from February 1995 to September 1999. Mr. Simon served as our Chief Financial Officer from November 1999 through May 2000, and as Executive Vice President and as President of International since May 2000. Mr. Simon will step down as an officer of Uproar on October 1, 2000, but he will remain a director. Prior to founding Uproar, Mr. Simon was the Managing Director of Ablaksoft Kft., a Hungarian software company, from April 1993 to February 1995. He earned an M.B.A. from Washington University in St. Louis and a B.S. in Electrical Engineering from the University of Notre Dame.


     Jeffrey L. Strief joined us as our Executive Vice President of Marketing and Sales in October 1999. From May 1985 to June 1999, Mr. Strief worked for CMP Media, where he served as Executive Vice President of the Business Technology Group with responsibility for InformationWeek and other technology publications and Internet services. Mr. Strief earned a B.A. in marketing from California State University Fullerton.

     Thompson B. Barnhardt joined our board of directors in February 1995. Since November 1999, he has been President of BiznesPolska.pl, an Internet publishing company. From June 1994 to October 1999, Mr. Barnhardt was President of New World Publishing, Inc., a publisher of several English-language business journals in Central Europe. Mr. Barnhardt earned an M.B.A. from the University of Virginia Darden Graduate School of Business Administration and a B.A. in economics from the University of Virginia.

     Thomas E. Dooley joined our board of directors in March 2000. Mr. Dooley is Co-Chairman and Chief Executive Officer of DND Capital Partners. From March 1980 through June 2000, Mr. Dooley held a variety of positions with Viacom Inc., most recently as Deputy Chairman and Executive Vice President and a member of its board of directors. During his 20-year tenure at Viacom, Mr. Dooley also served as Executive Vice President, Finance, and Vice President -- Finance and Treasurer, as well as President of Viacom's Interactive Television Division. He also serves on the board of directors of the International Radio and Television Society, St. Vincent's Services, the Friends Academy and La Branche & Company Inc., and on the board of trustees of North Shore-Long Island Jewish Health System. Mr. Dooley earned a B.S. from St. John's University and an M.B.A. from the New York University Graduate School of Business.


     Esther Dyson joined our board of directors in April 1997. Ms. Dyson has been the Chairman of EDventure Holdings, publisher of the newsletter Release 1.0, since 1983. She is the author of Release 2.0, an acclaimed book about cyberspace. Ms. Dyson is a director of six software companies: Aristotle International, Graphisoft, Languageware.net, Scala Business Solutions, Talus Solutions and Thinking Tools. She is also a director of WPP Group, a communications company and MedicaLogic/ Medscape, a healthcare Web site, as well as Chairman of the Internet Corporation for Assigned Names and Numbers. Ms. Dyson holds a B.A. from Harvard College.


     James J. Geddes, Jr. joined our board of directors in February 2000. Mr. Geddes is Senior Managing Director and a member of the board of directors of Trans Cosmos USA, Inc., where he has worked in various capacities since August 1994. Mr. Geddes earned a B.S.E.E. from the University of Maryland.

     Catherine V. Mackay joined our board of directors in September 1999. Ms. Mackay is President of Pearson Television Enterprises, the division of Pearson Television that operates all of its Internet, interactive television, merchandising and music publishing activities. She has worked for Pearson Television Enterprises since March 1995 in various capacities. Prior to joining Pearson Television, Ms. Mackay worked for Cie Generale des Eaux, from January 1994 to August 1995, and for Lazard Freres & Co. from September 1988 to December 1991. Ms. Mackay earned an M.B.A. from INSEAD and a B.A. from Oxford University.

     Richard Janssen will join our board of directors upon the closing of the merger. Mr. Janssen has been President and Chief Operating Officer of Homestore.com, a family of real estate web sites, since December 1996. From August 1994 to December 1996, Mr. Janssen was President and Chief Executive Officer of InfoTouch Corporation, which was merged with Homestore.com in December 1996. Mr. Janssen earned a B.S. in math and computer science from UCLA.


     Gary W. Loveman will join our board of directors upon the closing of the merger. Mr. Loveman has been a director of Harrah's Entertainment, Inc. since February 2000 and its Chief Operating Officer since May 1998. Mr. Loveman has been a member of Harrah's three-executive Office of the President since May 1999 and was executive vice president of Harrah's from May 1998 to May 1999. Prior to joining Harrah's Entertainment, Mr. Loveman was Associate Professor of Business Administration, Harvard University Graduate School of Business Administration from 1994 to 1998. He is also a director of National Airlines, Inc. and Zoho Corporation. Mr. Loveman has a B.A. in economics from Wesleyan University and a Ph.d. in economics from the Massachusetts Institute of Technology.


     Frederick R. Krueger will become Vice-chairman of the Uproar board of directors upon closing of the merger. Mr. Krueger currently serves as Chief Executive Officer of iwin, which he founded in July 1999. Prior to founding iwin, Mr. Krueger founded RandomNoise, the maker of the Java-based Internet authoring tool Coda, in March 1996 and served as its Chief Executive Officer until the company was sold in May 1998. From May 1992 to August 1995, Mr. Krueger founded Fauve Software, which created the graphic design products Matisse and xRes, and served as its Chief Executive Officer. Mr. Krueger earned a B.A. in math from Cornell University and a Ph.d. in math from Stanford University.

COMPOSITION OF THE BOARD OF DIRECTORS

     Our board of directors currently consists of eight members, five of whom are outside directors. Upon the closing of the merger, the board will be increased to ten members, seven of whom will be outside directors. The directors are elected by our stockholders at the annual meeting of stockholders. Each of our directors holds office until the next annual meeting of stockholders and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal.

DIRECTOR COMPENSATION

     In the past, we have compensated our directors with stock options from time to time. As of July 31, 2000, our directors held options to purchase an aggregate of 228,000 shares as compensation for services.

     Under the automatic option grant program of our Stock Incentive Plan, each individual who has served as a nonemployee board member for at least 6 months and is to continue to serve as a nonemployee member of the board of directors is granted an option each year to purchase 5,000 shares of our common stock at an exercise price equal to the fair market value of such shares on the date of grant. In addition, under the automatic option grant program of our Stock Incentive Plan, each individual who first joins the board of directors as a nonemployee member of the board is granted an option, as of the date of his or her commencement of service on the board, to purchase 30,000 shares of our common stock at a price equal to the fair market value of such shares on the date of grant. Each non-employee director who received a grant of 5,000 options or 30,000 options under the automatic option grant program in the first quarter of 2000 received a grant of the same number of options under the discretionary option grant program in the third quarter of 2000. The exercise price of all such options was equal to the fair market value of a share of Uproar common stock on the date of grant. See "Securities Ownership of Certain Beneficial Owners and Management of Uproar".

     No executive officer of Uproar serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of Uproar's board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth certain information with respect to the annual and long-term compensation of Uproars' Chief Executive Officer and each of Uproar's other highly compensated executive officers, referred to as named executive officers, whose total compensation exceeded $100,000 for the fiscal years ended December 31, 1998 and 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM
                                                            ANNUAL COMPENSATION          COMPENSATION
                                                     ---------------------------------   ------------
                                                                             OTHER        SECURITIES
                                                      ANNUAL                 ANNUAL       UNDERLYING
        NAME AND PRINCIPAL POSITION           YEAR    SALARY     BONUS    COMPENSATION   OPTIONS/SARS
        ---------------------------           ----   --------   -------   ------------   ------------
Kenneth D. Cron(1)..........................  1998   $     --   $    --      $   --              --
  Chairman and Chief Executive Officer        1999         --        --          --       1,600,000
Christopher R. Hassett(2)...................  1998         --        --          --              --
  President and Chief Operating Officer       1999    162,950        --          --         686,978
Michael K. Simon(3).........................  1998    122,495        --          --          82,000
  Executive Vice President,                   1999    150,000        --       2,950         100,000
  President Of International
David A. Becker(4)..........................  1998    108,717    32,800          --              --
                                              1999    150,000    35,820          --              --

---------------
(1) Kenneth D. Cron joined us as our Chief Executive Officer in September 1999 and became Chairman of our board of directors in December 1999. Mr. Cron is not entitled to receive an annual salary or bonus from us.

(2) Christopher R. Hassett joined us as our Chief Operating Officer and as a director in July 1999. He currently also serves as our President. Mr. Hassett is not entitled to receive an annual salary or bonus from us.


(3) Mr. Simon served as our Chief Executive Officer until September 1999 and as our Chairman until December 1999. Mr. Simon also served as our Chief Financial Officer from November 1999 through May 2000. He is currently an Executive Vice President and the President of International but will resign as an officer of Uproar on October 1, 2000.


(4) Mr. Becker was our President and Chief Operating Officer until August 1999.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to the stock options granted during the fiscal year ended December 31, 1999 to each named executive officer of Uproar listed in the Summary Compensation Table above. Uproar did not grant any stock appreciation rights in 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                              PERCENT OF
                                                TOTAL                                POTENTIAL REALIZABLE VALUE AT
                               NUMBER OF       OPTIONS       EXERCISE                    ASSUMED ANNUAL RATE OF
                               SECURITIES     GRANTED TO     PRICE IN                 STOCK PRICE APPRECIATION FOR
                               UNDERLYING     EMPLOYEES      DOLLARS                         OPTION TERM(3)
                                OPTIONS           IN           PER      EXPIRATION   ------------------------------
            NAME                GRANTED     FISCAL YEAR(1)   SHARE(2)      DATE           5%              10%
            ----               ----------   --------------   --------   ----------   -------------   --------------
Kenneth D. Cron..............  1,600,000        30.0%         $9.43       9/9/09      $9,483,731      $24,033,636
Christopher R. Hassett.......    686,987         12.9          9.43       9/9/09       4,071,947       10,319,112
Michael K. Simon.............    100,000          1.9          9.43       9/9/09         592,733        1,502,102
David A. Becker..............         --           --            --           --              --               --

---------------
(1) The percentage of total options granted to employees in the last fiscal year is based on options to purchase an aggregate of 5.3 million shares of common stock granted under our option plans in 1999.

(2) The exercise price equals the fair market value of the common stock as of the grant date as determined by Uproar's board of directors.

(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect our estimate of future stock price growth.

AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table sets forth information with respect to the year-end option values of options held by each named executive officer of Uproar listed in the Summary Compensation Table above at December 31, 1999. None of these officers exercised options during 1999.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                   NUMBER OF SECURITIES
                                                        UNDERLYING               VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS          IN THE MONEY OPTIONS
                                                   AT DECEMBER 31, 1999        AT DECEMBER 31, 1999 (1)
                                                ---------------------------   ---------------------------
                                                EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                -----------   -------------   -----------   -------------
Kenneth D. Cron...............................    800,000        800,000      $10,352,800    $10,352,800
Christopher R. Hassett........................    343,489        343,489        4,445,091      4,445,091
Michael K. Simon..............................    109,759         72,241        1,490,802      1,456,090
David A. Becker...............................    400,000             --        8,062,400             --

---------------
(1) Amounts calculated by subtracting the exercise price of the options from the fair market value of the underlying common stock as quoted as the closing price on EASDAQ of $22.366 per share on December 30, 1999 as converted into United States dollars. Conversions into United States dollars are calculated using the noon buying rate for cable transfers in foreign currencies as certified by the Federal Reserve Bank of New York on the date the price was quoted.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     Uproar is currently party to an employment agreement with each of Messrs. Cron, Hassett and Simon.

     The agreements with each of Messrs. Cron and Hassett provides for compensation solely in the form of options to acquire shares of Uproar's our common stock.

     Pursuant to the agreement with Mr. Cron, we granted him options to acquire 1,600,000 shares of our common stock, of which options to acquire 800,000 shares have vested and are currently exercisable as of August 30, 2000, and options to acquire the remaining 800,000 shares will have vested and become exercisable by September 6, 2001. Pursuant to the agreement with Mr. Hassett, we granted him options to acquire 686,978 shares of our common stock, of which options to acquire 343,489 shares have vested and are currently exercisable as of August 30, 2000, and options to acquire the remaining 343,489 shares will have vested and become exercisable by September 6, 2001. In the event of the termination of employment of Mr. Cron or Mr. Hassett for any reason other than termination by us for cause, or in the event of a change of control of Uproar, all stock options that have not been exercised will immediately vest. Messrs. Cron and Hassett are also entitled to participate in all health and other benefit plans we provide to our executive employees. The employment of each of the executives continues on an at-will basis. The employment agreement of each of the executives prohibits him from competing with us for a period of one year from the date of termination if we terminate his employment for cause or if he resigns without good reason. We have agreed to indemnify each of the executives for all liabilities relating to his status as an officer or director to the extent permitted by the laws of the State of Delaware.

     The agreement with Mr. Simon provides for compensation in the form of an annual salary and bonus. In addition, beginning on March 31, 2000, at the end of each calendar quarter during the term of the agreement, we are required to grant Mr. Simon options to acquire 30,000 shares of our common stock, which will vest and be exercisable upon termination of the agreement. Mr. Simon is also entitled to participate in all health and other benefit plans provided by us to our executive employees. An amendment to Mr. Simon's agreement provides that the agreement and his employment under the agreement will terminate on September 30, 2000.

STOCK INCENTIVE PLAN

     The Stock Incentive Plan is intended to serve as the successor equity incentive program to our 1999 Share Option/Share Issuance Plan. The Stock Incentive Plan became effective upon its adoption by the board of directors. We anticipate that it will be ratified by the stockholders within a reasonable time after board approval.

     As of February 23, 2000, 6,750,000 shares of our common stock were authorized for issuance under the Stock Incentive Plan. If the stockholders approve the proposed amendment and restatement of the Stock Incentive Plan, an additional 2,250,000 shares of our common stock will be authorized for issuance under the Stock Incentive Plan, bringing the total number of shares authorized for issuance under the Stock Incentive Plan to 9,000,000 shares. The Stock Incentive Plan share reserve automatically increases on the first trading day of each calendar year by a number of shares equal to one percent (1%) of the total number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no annual increase may exceed 400,000 shares. In no event may any one participant in the Stock Incentive Plan receive option grants or direct stock issuances for more than 2,000,000 shares in the aggregate per calendar year.

     Outstanding options under the predecessor plan have been incorporated into the Stock Incentive Plan and no further option grants will thereafter be made under that predecessor plan. The incorporated options will continue to be governed by their existing terms, unless our compensation committee extends one or more features of the Stock Incentive Plan to those options. However, except as otherwise noted below, the outstanding options under that predecessor plan contain substantially the same terms and conditions summarized below for the discretionary option grant program under the Stock Incentive Plan.


     For a full description of the terms of the Stock Incentive Plan, see "Proposal to Approve Amendment and Restatement of Uproar Inc. 2000 Stock Incentive Plan" on page 61.

                       CERTAIN RELATIONSHIPS AND RELATED
                        TRANSACTIONS RELATING TO UPROAR

RELATED PARTY TRANSACTIONS

  Sale of Common Stock

     In February 2000, we sold 1,265,372 shares of common stock for approximately $25.0 million to Trans Cosmos USA, Inc. As a result of this transaction, Trans Cosmos now owns more than five percent (5%) of our stock. In addition, we agreed to appoint a Trans Cosmos representative, Mr. Geddes, to our board of directors.

  Strategic Relationships and Acquisitions

     In January 1999, we entered into a strategic relationship with Pearson Television that provides us with rights to create and produce online English-language versions of television game show formats owned by Pearson. In connection with this arrangement, we issued 2,000,000 shares to Pearson. In addition, we agreed to appoint a Pearson representative, Ms. Mackay, to our board of directors. Ms. Mackay's term will expire at the annual stockholders' meeting in 2001. In July 2000, we and Pearson amended and restated the agreement underlying our strategic relationship.

     Under the Pearson agreement, we pay Pearson a 50.0% royalty on all net revenues we receive that are directly related to our online development and implementation of the Pearson game shows. These net revenues exclude:

     - a royalty of 15.0% of gross revenues, payable annually to Pearson;

     - Web site maintenance costs of $120,000 a year;

     - prize costs up to the greater of $10,000 per month for each game or 5% of gross revenues;

     - music and talent costs, including copyright, clearance and related expenses for rights for use in the online game shows;

     - direct marketing costs;

     - costs of game show question research and development;

     - costs of measuring online traffic and usage;

     - registration and filing fees related to gaming; and

     - sales commissions of 15.0%.

     We paid Pearson a guaranteed minimum amount under the agreement of $400,000.

     In December 1998, pursuant to the agreement, Pearson purchased $100,000 worth of online promotion from us at a cost per thousand impressions of $20.00; Pearson purchased an additional $100,000 worth of online promotion from us during the first quarter of 1999, but at a discounted cost per thousand impressions of $6.67.

     The term of the agreement expires on June 30, 2005.

     In June 1999, we acquired PrizePoint Entertainment Corporation, a provider of online single-player games. The following table sets out the number of PrizePoint shares that the following officers and directors of PrizePoint purchased, the number of our shares into which they were converted and the equivalent per share price:

                 NAME                   PRIZEPOINT SHARES   UPROAR SHARES   PRICE PER UPROAR SHARE
                 ----                   -----------------   -------------   ----------------------
Christopher R. Hassett................       716,667           753,040              $0.30
Francis G. Blot.......................       218,500           229,560              $0.01

     The Uproar shares listed for Mr. Hassett include 184,400 shares owned by his spouse; the Uproar shares listed for Mr. Blot include 69,000 shares owned by his spouse.

     Under the merger agreement with PrizePoint, we issued approximately 2,440,000 shares of our common stock to PrizePoint stockholders, including Mr. Hassett, our President and Chief Operating Officer, and his family members. In addition, we appointed Mr. Hassett to our board of directors. Mr. Hassett's term will expire at the annual stockholders' meeting in 2001.

  Option Grants

     The following directors and officers have been granted options to purchase Uproar common stock:

                                       1999 OPTION   PURCHASE PRICE   2000 OPTION   PURCHASE PRICE
                NAME                     GRANTS        PER SHARE        GRANTS        PER SHARE
                ----                   -----------   --------------   -----------   --------------
Kenneth D. Cron......................   1,600,000         $9.43        1,600,000         $5.13
Christopher R. Hassett...............     686,978         $9.43          200,000         $5.13
Michael K. Simon.....................     100,000         $9.43           30,000        $26.88
                                                                          30,000         $7.44
Francis G. Blot......................     223,360         $9.43
Timothy J. Ewing.....................      80,000         $9.43          170,000         $7.50
Robert D. Marafioti..................     500,000        $10.82          300,000         $5.13
Jeffrey L. Strief....................     700,000        $10.82          350,000         $5.13
Joel E. Wilhite......................      12,000         $2.21           80,000         $7.31
                                            8,554         $9.43

     The options listed for Mr. Blot include 93,760 options granted to his spouse.

     In 1997, we created an option program under which employees and directors were granted options to purchase in the aggregate up to 100,000 shares at an exercise price of $2.21 per share. That price was above the fair market value of the shares at the time this program was created. We granted the following directors and executive officers options under this program:

                            NAME                              OPTIONS   PURCHASE PRICE
                            ----                              -------   ---------------
Michael K. Simon............................................  82,000    $2.21 per share
Thompson B. Barnhardt.......................................  32,000    $2.21 per share
Esther Dyson................................................  32,000    $2.21 per share

     In 1996, Michael Simon was granted an option to purchase 484,000 shares at a price of $0.46 per share and an option to purchase 200,000 shares of our common stock at $0.77 per share. The exercise price of these options was above the fair market value of the shares at the time of grant and the expiration date of the options was December 31, 1997. In December 1997, our board of directors extended the expiration date of these options to June 30, 1998, and increased the exercise price to $0.53 per share and $0.88 per share, respectively. In 1998, Mr. Simon exercised these options.

               SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                            AND MANAGEMENT OF UPROAR

     The following table sets forth certain information regarding the beneficial ownership of Uproar's common stock as of August 23, 2000, for:

     - each person who is known by Uproar to own beneficially more than five percent (5%) of the outstanding shares of common stock;

     - each director of Uproar;

     - each executive officer of Uproar named in the Summary Compensation Table; and

     - all of the directors and executive officers of Uproar as a group.

     Unless otherwise indicated, the address of each person listed on the table is c/o Uproar Inc., 240 West 35th Street, New York, New York 10001.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each person listed include the number of shares of common stock underlying options held by such person that are exercisable within 60 days of August 23, 2000, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 29,386,788 shares of Uproar common stock outstanding on August 23, 2000 and the beneficial ownership of the individuals and entities listed below on August 23, 2000.


                                                                SHARES OF UPROAR COMMON
                                                                   STOCK BENEFICIALLY
                                                                      OWNED AS OF
                                                                    AUGUST 23, 2000
                                                              ----------------------------
                  NAME OF BENEFICIAL OWNER                       NUMBER            PERCENT
                  ------------------------                    ------------         -------
Kenneth D. Cron (1).........................................   1,276,662             4.2%
Christopher R. Hassett (2)..................................   1,222,587             4.1
Michael K. Simon (3)........................................   1,293,203             4.4
David A. Becker (4).........................................     240,000               *
Thompson B. Barnhardt (5)...................................      28,500               *
Thomas E. Dooley............................................          --              --
Esther Dyson (6)............................................     160,740               *
James J. Geddes, Jr. (7)....................................   1,742,142             5.9
Catherine V. Mackay (8).....................................   2,002,500             6.8
Pearson Television, Inc. (9)................................   2,000,000             6.8
Trans Cosmos USA, Inc. (10).................................   1,742,142             5.9
All directors and executive officers as a group (14
  persons)..................................................   9,176,245            28.2%


---------------
  *  Indicates less than one percent of the common stock.

 (1) Includes 1,233,333 shares of common stock issuable pursuant to option(s) exercisable within 60 days of August 23, 2000.

 (2) Includes (a) 529,546 shares of common stock issuable pursuant to option(s) exercisable within 60 days of August 23, 2000, and (b) 144,894 shares of common stock owned by Mr. Hassett's spouse.

 (3) Includes 219,083 shares of common stock issuable pursuant to option(s) exercisable within 60 days of August 23, 2000.


 (4) Includes 240,000 of common stock issuable pursuant to option(s) exercisable within 60 days of August 23, 2000. Mr. Becker's address is 87 Remsen Street, #3, Brooklyn, NY 11201.

 (5) Includes 28,500 shares of common stock issuable pursuant to option(s) exercisable within 60 days of August 23, 2000. Mr. Barnhardt's address is c/o Ul. Walicow 11, Warsaw 00-865, Poland.


 (6) Includes 34,500 shares of common stock issuable pursuant to option(s) exercisable within 60 days of August 23, 2000. Ms. Dyson's address is 104 Fifth Avenue, 20th Floor, New York, NY 10011.

 (7) All shares indicated as owned by Mr. Geddes are included because of Mr. Geddes' affiliation with Trans Cosmos USA, Inc. Mr. Geddes disclaims beneficial ownership of all shares owned by Trans Cosmos USA, Inc. Mr. Geddes' address is c/o Trans Cosmos USA, Inc., 777 108th Avenue NE, Suite 2300, Bellevue, Washington 98004-5149.

 (8) Includes 2,500 shares of common stock issuable pursuant to option(s) exercisable within 60 days of August 23, 2000. 2,000,000 shares of common stock indicated as owned by Ms. Mackay are included because of Ms. Mackay's affiliation with Pearson Television, Inc. Ms. Mackay disclaims beneficial ownership of such shares owned by Pearson Television, Inc. Ms. Mackay's address is c/o Pearson Television, Inc., 1330 Avenue of the Americas, New York, NY 10019.

 (9) The address of Pearson Television, Inc. is 1330 Avenue of the Americas, New York, NY 10019.

(10) The address of Trans Cosmos USA, Inc. is 777 108th Avenue NE, Suite 2300, Bellevue, Washington 98004-5149.

               SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                             AND MANAGEMENT OF IWIN

     The following table sets forth the number and percentage of shares of iwin common stock beneficially owned as of August 23, 2000 by:

     - each person who is known by iwin to beneficially own more than five percent (5%) of the outstanding shares of any class of iwin capital stock;

     - each director or nominee of iwin;

     - the chief executive officer of iwin; and

     - all iwin executive officers and directors as a group.

     Except as noted below, the address of each person listed on the table is c/o iwin.com, Inc., 10940 Wilshire Blvd., Los Angeles, CA 90024.


     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Share numbers and percentages in this section assume that each outstanding share of iwin convertible preferred stock has been converted into one share of iwin common stock, which will occur concurrently with the closing of the merger. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the number of shares of common stock underlying options held by such person that are exercisable within 60 days of August 23, 2000, but excludes the number of shares of common stock underlying any other options held by such person and any options held by any other person. Percentage of beneficial ownership is based on an assumed 15,718,881 shares of common stock outstanding as of August 23, 2000, and the beneficial ownership of the entities and individuals listed below on August 23, 2000.



                                                                SHARES OF IWIN COMMON
                                                              STOCK BENEFICIALLY OWNED
                                                                AS OF AUGUST 23, 2000
                                                              -------------------------
                  NAME OF BENEFICIAL OWNER                     NUMBER           PERCENT
                  ------------------------                    ---------         -------
Frederick R. Krueger........................................  4,828,660          30.7%
Rader Reinfrank Holdings No. 8(1)...........................    957,738           6.1%
Harrah's Operating Company, Inc.(2).........................    836,120           5.3%
Kevin Wendle................................................    698,814           4.4%
Richard Janssen.............................................    163,043           1.0%
Fred Nazem..................................................     44,466             *
Gary Loveman(3).............................................         --            --
Scott Kaufman(4)............................................    103,012             *
All directors and executive officers as a group (5
  persons)..................................................  5,837,995          37.0%


---------------
 *  Indicates less than one percent (1%) of the common stock.

(1) The address of Rader Reinfrank Holdings No. 8 is 9465 Wilshire Boulevard, Suite 950, Beverly Hills, California 90212.

(2) The address of Harrah's Operating Company, Inc. is 51 West Sahara Avenue, Las Vegas, Nevada 89146.


(3) In addition to being an iwin nominee to the Uproar board of directors, Mr. Loveman is the Chief Operating Officer and a director of Harrah's Entertainment, Inc., the parent company of Harrah's Operating Company, Inc.



(4) Includes 38,783 shares of common stock issuable pursuant to option(s) exercisable within 60 days of August 23, 2000. Does not include 104,417 shares of common stock issuable pursuant to option(s) exercisable immediately upon the closing of the merger.

      SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
                          UPROAR FOLLOWING THE MERGER

     The following table assumes the merger had been consummated on August 23, 2000, and sets forth certain information regarding the beneficial ownership of Uproar's common stock after the merger for:

     - each person who by Uproar believes will own beneficially more than five percent (5%) of the outstanding shares of common stock;

     - each director of Uproar after the merger;

     - each executive officer of Uproar named in the Summary Compensation Table;


     - all of the directors and executive officers of Uproar as a group after the merger; and



     - to the extent not included above, the beneficial owners and management of iwin identified on page 111.



     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by such person that are exercisable within 60 days of August 23, 2000, but excludes shares of common stock underlying options held by any other person. Percentage of beneficial ownership is based on 29,386,788 shares of Uproar common stock outstanding as of August 23, 2000, 42,445,579 shares of common stock to be outstanding after the completion of the merger and the beneficial ownership of the individuals and entities listed below of Uproar common stock and iwin common stock on August 23, 2000. All share numbers are indicated as Uproar common stock. iwin shares have been converted for purposes of this table assuming a conversion ratio of 0.8308.



                                                               SHARES OF UPROAR COMMON
                                                                  STOCK BENEFICIALLY
                                                                  OWNED AFTER MERGER
                                                              --------------------------
                  NAME OF BENEFICIAL OWNER                      NUMBER           PERCENT
                  ------------------------                    ----------         -------
Kenneth D. Cron.............................................   1,276,662           2.9%
Christopher R. Hassett......................................   1,222,587           2.8
Michael K. Simon............................................   1,293,203           3.0
David A. Becker.............................................     240,000             *
Thomas E. Dooley............................................          --            --
Esther Dyson................................................     160,740             *
James J. Geddes, Jr.........................................   1,742,142           4.1
Catherine V. Mackay.........................................   2,002,500           4.7
Richard Janssen.............................................     135,456             *
Gary Loveman................................................          --            --
Frederick Krueger(1)........................................   4,076,751           9.6
Pearson Television, Inc. ...................................   2,000,000           4.7
Trans Cosmos USA, Inc.......................................   1,742,142           4.1
Kevin Wendle................................................     580,575           1.4
Fred Nazem..................................................      36,942             *
Scott Kaufman...............................................     188,963             *
Rader Reinfrank Holdings No. 8..............................     795,689           1.9
Harrah's Operating Company, Inc.............................     694,649           1.6
All former directors and executive officers of iwin as a
  group (5 persons).........................................   5,018,687          11.8%
All directors and executive officers of Uproar as a group
  (17 persons)..............................................  13,548,915          29.6%


---------------
 *  Indicates less than one percent of the common stock.


     For information on the vesting of options held by the above individuals and entities and their addresses, please see pages 109 to 111.



(1) Frederick Krueger, iwin's chief executive officer, owned 65,100 shares of Uproar common stock on September 18, 2000.

                      DESCRIPTION OF UPROAR CAPITAL STOCK

     The following is a summary of certain matters with respect to the capital stock of Uproar. Because it is only a summary, it does not contain all information that may be important to you. Therefore, you should carefully read the more detailed provisions of Uproar's amended and restated certificate of incorporation and amended and restated bylaws attached as exhibits to our filings with the Securities and Exchange Commission.

     Our authorized capital stock currently consists of 112,000,000 shares of common stock, par value $.01 per share, and 48,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK


     As of August 23, 2000, there were 29,386,788 shares of common stock outstanding held of record by 93 holders. After giving effect to the issuance of the shares of common stock in the merger, there will be approximately 42,446,000 shares of common stock outstanding.


     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in the offering will be, when issued in consideration for payment, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     The board of directors is be authorized, without further stockholder approval, to issue from time to time up to an aggregate of 48,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock.

GLOBAL INSTRUMENT CERTIFICATE UNITS

     Some of our stockholders continue to hold interests in our shares in the form of undivided interests, or GIC Units, in global instrument certificates, or GICs, issued by Oesterreichische Kontrollbank Aktiengesellschaft, or OeKB, with each GIC Unit representing one share. OeKB holds the shares and all rights thereunder in trust for the GIC holders. OeKB, as legal owner of the shares, votes at stockholder meetings only in accordance with the instructions of GIC Unit holders, provided these have been received by OeKB in compliance with the terms and conditions of the GIC arrangements.

     GIC Units will be converted to the underlying shares on written application by the GIC Unit holders to the OeKB. The OeKB charges a fee to the GIC Unit holders for conversion according to the provisions applied by the OeKB from time to time. The OeKB will not automatically convert the GICs in respect of shares that it currently holds on behalf of GIC Unit holders to our shares of common stock.

     We withdrew from the trading facility for the GICs provided by the Vienna Stock Exchange on November 30, 1999. As a result, the GIC Units are no longer tradable on the Vienna Stock Exchange.

REGISTRATION RIGHTS

     In our agreement with Pearson Television in January 1999, we granted Pearson rights to register the shares of common stock that it acquired under that agreement. Twice during the three-year period beginning in September 2000, Pearson is entitled to require us to register all or any portion of its shares. This type of registration right is known as a "demand" registration right. In addition, during the five-year period commencing in January 2001, Pearson is entitled to require us to register all or any portion of its shares when we register shares of our common stock for our own account or for the account of other stockholders. This type of registration right is known as a "piggyback" registration right.

     These registration rights are subject to certain conditions and limitations, including:

     - the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by Pearson to be included in any demand or piggyback registration; and

     - our right to refuse to effect a registration pursuant to Pearson's demand registration rights during the twelve-month period following the effective date of a registration statement in connection with which Pearson exercised any piggyback registration rights, or at any time when another registration statement of ours, other than a Form S-4 or S-8, is reasonably foreseen by our board of directors to be filed within 30 days of a registration demand, has been filed and not yet become effective, or has been effective for less than six months prior to a registration demand.

     We are generally required to bear all of the expenses of registering Pearson's shares of common stock, other than underwriting discounts and commissions. Subject to the lock-up provisions contained in the Pearson agreement, registration of any of the shares of common stock held by Pearson would result in those shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately after the effectiveness of the registration We have agreed to indemnify Pearson in connection with the registration of its shares of common stock under the terms of our agreement with Pearson.

     In connection with our sale of 1,265,372 shares of our common stock to a strategic investor, Trans Cosmos USA, Inc., in February 2000, we granted that strategic investor piggyback registration rights, subject to conditions and limitations including the right of the underwriters in any written offering to limit the number of shares of common stock held by Trans Cosmos to be included in such piggyback registration. We also granted Trans Cosmos the right to require us to file a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock it acquired from us. However, we are not obligated to file this registration statement if:

     - Form S-3 is not available;

     - Trans Cosmos proposes to sell its common stock for an aggregate price of less than $2.0 million;

     - our Chief Executive Officer provides Trans Cosmos with a certificate stating that, in the judgment of the Board of Directors, the registration would be seriously detrimental to us and our stockholders, which would allow us, once in any 12 month period, to defer the registration for up to 90 days;

     - the registration would require us to qualify to do business in any particular jurisdiction or to provide a second consent of service of process; or

     - we have filed two effective Form S-3 registrations for the strategic investor.

     We are generally required to bear all of the expenses of registering Trans Cosmos common stock, other than underwriting discounts and commissions and legal fees of the strategic investor. Registration of any of the shares of common stock held by Trans Cosmos would result in those shares becoming freely tradable without restriction under the Securities Act immediately after effectiveness of the registration. We have agreed to indemnify Trans Cosmos in connection with the registration of its shares of common stock under the terms of the registration rights agreement.

     In connection with our acquisition of Take Aim Holdings Ltd., the parent company of ibetcha.com Inc., which operates the Web site ibetcha.com, we entered into a registration rights agreement with the Tulchinsky-

Stern Trust Company, as the representative of the shareholders who received shares of Uproar common stock in the acquisition. Under the registration rights agreement, we granted the Tulchinsky-Stern Trust Company and the other shareholders the right to demand that we register the shares they acquired in the acquisition on one occasion prior to December 31, 2002. In addition, prior to December 31, 2002, Tulchinsky-Stern is entitled to require us to register all or any portion of such shares when we register for sale to the public shares of our common stock for our own account or for the account of other Uproar stockholders.

     These registration rights are subject to conditions and limitations, including:

     - the right of the underwriters in any underwritten offering to limit the number of shares of common stock held by Tulchinsky-Stern and the other shareholders to be included in any registration; and

     - our right (once during any twelve-month period) to defer commencing a registration filing for not more than 150 days in the event that our board of directors determines in good faith that it would be detrimental to us and our stockholders for the registration statement to be filed.

     We are generally required to bear all expenses of registering the common stock under this registration rights agreement. We have agreed to indemnify the selling shareholders for damages in connection with the registration of their shares.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND UPROAR'S CERTIFICATE OF INCORPORATION AND BYLAWS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law (as amended from time to time, the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, fifteen percent (15%) or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Uproar and, accordingly, may discourage attempts to acquire Uproar.

     In addition, provisions of the certificate of incorporation and bylaws, which provisions will be in effect upon the closing of the offering and are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, or DGCL, our directors shall not be personally liable to Uproar or our stockholders for monetary damages for any breach of fiduciary duty as directors of Uproar. Under the DGCL, the directors have a fiduciary duty to Uproar which is not eliminated by this provision of the certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to Uproar, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involves intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

     (1) for any breach of the director's duty of loyalty to the corporation or its stockholders;

     (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     (3) arising under Section 174 of the DGCL; or

     (4) for any transaction from which the director derived an improper personal benefit.

     The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that Uproar shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of Uproar, or is or was serving at the request of Uproar as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

     Our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification. We have obtained liability insurance for our officers and directors.

     At present, we are not the subject of any pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the certificate. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for Uproar's common stock is American Stock Transfer & Trust Company, New York, New York.

                        COMPARISON OF STOCKHOLDER RIGHTS

GENERAL

     Both Uproar and iwin are corporations organized under the laws of Delaware and are therefore subject to the Delaware corporation statute. However, there are differences between the certificates of incorporation and bylaws of Uproar and iwin.

CAPITALIZATION

     Uproar. Uproar is authorized to issue 112,000,000 shares of common stock and 48,000,000 shares of preferred stock. As of August 23, 2000, 29,386,788 shares of Uproar common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. Uproar's board has the authority, without stockholder approval, to issue shares of authorized preferred stock from time to time in one or more series and to fix the rights and preferences, including voting rights, of each series of preferred stock, which rights and preferences may be superior to that of Uproar common stock on all matters voted on by the Uproar stockholders.

     iwin. iwin is authorized to issue 35,000,000 shares of common stock and 20,000,000 shares of preferred stock. As of August 23, 2000, 7,193,189 shares of common stock were issued and outstanding, and 2,250,000, 5,177,865, and 1,097,827 shares of the Series A preferred stock, Series B preferred stock and Series C preferred stock, respectively, were issued and outstanding.

VOTING RIGHTS

     Uproar. Each holder of Uproar common stock is entitled to one vote for each share and may not cumulate votes. Except as otherwise required by law, the holders of Uproar common stock vote on all matters voted on by the Uproar stockholders (with the exclusive right to vote in the election of directors and for all other purposes) and the holders of Uproar preferred stock are not entitled to vote at or receive notice of any meeting of stockholders.

     iwin. Holders of iwin capital stock are entitled to one vote for each share of capital stock held by them, subject to customary adjustments in the event of subdivisions or combinations of common stock, stock dividends, reorganizations, reclassifications, diluting issues or similar events. All shares of common stock and all shares of preferred stock vote together as a single class, except as otherwise required by law or provided in the certificate of incorporation. So long as the voting power of the outstanding shares of Series B preferred stock represents ten percent (10%) or more of the total voting power of all outstanding shares, the holders of Series B preferred stock, voting as a separate class, are entitled to elect one director. The remaining directors are elected by the holders of the common stock, the Series A preferred stock and the Series C preferred stock, voting as a single class. The Series B preferred stock and Series C preferred stock each vote as a separate class with respect to certain fundamental matters, including without limitation certain mergers and consolidations (including the merger), liquidations or dissolutions, repurchases and redemptions of equity securities, issuances of senior preferred or common stock and certain reclassifications of capital stock.

NUMBER OF DIRECTORS

     Uproar. Uproar's certificate of incorporation provides that the number of directors shall be such number, not less than five or more than fifteen, as is set forth in the bylaws, and may not be decreased or increased to less than five or more than fifteen without the approval of at least a majority of the outstanding shares of capital stock. Uproar's bylaws provide that the number of directors shall be fixed by the board of directors or the stockholders at their annual meeting. Uproar's bylaws further provide that the directors will be elected at an annual meeting of stockholders and hold office until the next annual meeting and until their successors are elected and qualified or until their earlier death, resignation or removal.

     iwin. iwin's certificate of incorporation provides for seven directors, unless changed by an amendment to the bylaws or the certificate of incorporation. iwin's bylaws further provide that the directors will hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

REMOVAL OF DIRECTORS

     Uproar. Uproar's bylaws provide that the stockholders may remove a director with or without cause by the affirmative vote of the holders of a majority of the shares entitled to vote at an election of directors, except as otherwise provided by law.

     iwin. iwin's bylaws provide that the stockholders may remove a director with or without cause by the affirmative vote of the holders of a majority of the shares of the capital stock of iwin then outstanding and entitled to vote. However, if any class or series of stock is entitled to elect one or more directors by the certificate of incorporation, only holders of the outstanding shares of that class or series may remove such director without cause.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Uproar. Uproar's certificate of incorporation and bylaws provide that the directors may fill a vacancy on the board, including a vacancy caused by an increase in the number of directors, by a vote of a majority of the directors then in office, though less than a quorum, or by a sole remaining director. A director elected to fill a vacancy will be elected to hold office until the next annual meeting of stockholders or until a successor is elected and qualified.

     iwin. iwin's bylaws provide that the directors may fill a vacancy on the board, including a vacancy caused by an enlargement of the board, by a vote of the majority of the directors then in office, even if they constitute less than a quorum, or by the sole remaining director. However, if any class or series of stock is entitled to elect one or more directors by the certificate of incorporation, only a majority of the directors elected by such class or series then in office, or the sole remaining director so elected, may fill vacancies or newly created directorships of such class or series. If, at the time of filling any vacancy, the directors then in office constitute less than a majority of the whole board, then stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors may cause an election to be held to fill such vacancy. A director elected to fill a vacancy following the resignation of an incumbent director will be elected to hold office until the expiration of the term of office of the director being replaced and until a successor has been elected and qualified.

AMENDMENTS TO CERTIFICATE OF INCORPORATION

     Uproar. Uproar's certificate of incorporation provides that any amendment of provisions of the certificate of incorporation relating to the board of directors generally, treatment of compromises or arrangements between Uproar and its creditors or stockholders, personal liability of directors, indemnification, or amendment of the certificate of incorporation or bylaws requires the affirmative vote of the holders of at least 66.67% of the shares of capital stock of Uproar outstanding and entitled to vote generally in the election of directors.

     iwin. iwin's certificate of incorporation provides that iwin may not amend its certificate of incorporation to materially and adversely affect the rights of the holders of Series B preferred stock and Series C preferred stock without first obtaining the approval of holders of not less than the majority of the outstanding shares of the Series B preferred stock and Series C preferred stock, each series voting as a separate class.

AMENDMENTS TO BYLAWS

     Uproar. Uproar's bylaws and certificate of incorporation provide that the directors may amend the bylaws by the affirmative vote of 66.67% of the members of the Board of Directors. In addition, Uproar's bylaws provide that the stockholders may amend the bylaws by the affirmative vote of a majority of the shares of Uproar capital stock outstanding and entitled to vote thereon at a meeting of stockholders called for such purpose.

     iwin. iwin's bylaws provide that the bylaws may be adopted, amended or repealed by a majority of the shares held by the stockholders entitled to vote. iwin's bylaws further provide that the corporation, in its certificate of incorporation, may confer the power to adopt, amend or repeal the bylaws upon the directors. iwin's certificate of incorporation confers this authority upon the board of directors.

ACTION BY WRITTEN CONSENT

     Uproar. Uproar's certificate of incorporation provides that the stockholders may not take any action by written consent in lieu of a meeting.

     iwin. iwin's bylaws provide that any action required to be taken by stockholders may be taken by written consent, if the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted. Written notice of stockholder action must be given to those stockholders who have not consented in writing.

NOTICE OF STOCKHOLDER ACTIONS

     Uproar. Uproar's bylaws provide that to nominate directors or bring business before an annual meeting, stockholders must give written notice to the Secretary of Uproar at least 90 days, but not more than 120 days, prior to the first anniversary of the preceding year's annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, such notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to such annual meeting and not later than the later of 90 days prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by Uproar.

     iwin. iwin's bylaws provide that to nominate directors for election to the board of directors, a stockholder must provide written notice of such intent to the secretary of the corporation. In order generally to bring business before an annual stockholders meeting, a stockholder must give timely written notice to the secretary of the corporation. To be considered timely, the notice must be received by the corporation not less than 60 days prior to the meeting, or if less than 70 days written notice of the date of the meeting is given to stockholders, the notice by the stockholder must be received by the corporation not less than 10 days following the date on which the initial notice of the meeting was mailed or disclosed.

RIGHT TO CALL SPECIAL MEETING OF STOCKHOLDERS

     Uproar. Uproar's bylaws provide that the chairman of the board, the chief executive officer or, pursuant to a resolution adopted by the affirmative vote of a majority of the whole board, the board of directors of Uproar may call a special meeting of the stockholders at any time.

     iwin. iwin's bylaws provide that the board of directors, the chairman of the board, or the president may call a special meeting of the stockholders at any time.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     The Delaware General Corporation Law, or the DGCL, provides that a corporation's certificate of incorporation may include a provision limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, no such provision can eliminate or limit the liability of a director for:

     - any breach of the director's duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

     - willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock; or

     - any transaction from which the director devised an improper personal benefit.

     Uproar. The Uproar certificate of incorporation provides that no director shall be personally liable to Uproar or its stockholders for monetary damages for breach of fiduciary duty as director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same may be amended and supplemented.

     iwin. iwin's bylaws provide that iwin will indemnify its directors and officers to the maximum extent permitted by the Delaware corporation statute against expenses, judgments, fines and amounts paid in settlement incurred by reason of such person's being a director or officer of the corporation.

DIVIDENDS

     Uproar. Uproar's certificate of incorporation does not restrict the ability of the board of directors to declare and pay dividends.

     iwin. iwin's certificate of incorporation provides that the holders of Series A preferred stock, Series B preferred stock and Series C preferred stock are entitled to receive, on a pari passu basis, noncumulative dividends in an amount equal to $0.088, $0.4048 and $0.4784 per share per year, respectively, when declared by the board of directors. No dividend may be declared or paid on common stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the preferred stock, and no dividends on the common stock may be paid unless such dividend on the common stock is also paid on the preferred stock.

CONVERSION AND REDEMPTION

     Uproar. Holders of Uproar common stock have no right to convert their shares into any other shares of capital stock of Uproar or any other securities. Holders of Uproar common stock are not entitled to any redemption rights.

     iwin. Holders of common stock have no right to convert their shares into any other shares of capital stock of iwin or any other securities. Holders of Series A preferred stock, Series B preferred stock, and Series C preferred stock have the right to convert each share of preferred stock held by them into one share of common stock, subject to customary adjustments and adjustments for diluting issuances of capital stock, at any time. In addition, all outstanding shares of Series A preferred stock, Series B preferred stock and Series C preferred stock will be automatically converted into an equal number of shares of common stock upon (1) a qualified public offering of iwin's common stock; (2) the consent of holders of not less than the majority of the then outstanding shares of Series A preferred stock, Series B preferred stock and Series C preferred stock; or (3) immediately prior to any merger or consolidation of iwin with or into any other corporation (including the merger), or a sale of all or substantially all of the assets of iwin, in which the consideration received by the stockholders meets certain requirements.

PREEMPTIVE RIGHTS

     Uproar. Holders of Uproar common stock are not entitled to any preemptive rights on issuances of securities by Uproar.

     iwin. iwin's certificate of incorporation provides that holders of Series B preferred stock and Series C preferred stock each have the right to purchase, in the aggregate, up to ten percent of any new securities issued by iwin (twenty percent in the aggregate for both series of preferred stock). These preemptive rights do not apply to issuances of Series A preferred stock, Series B preferred stock on Series C preferred stock (or the common stock into which such preferred stock is convertible) or to issuances of securities in connection with qualified public or other permitted offerings or fundamental transactions. These preemptive rights are allocated among the holders of Series B preferred stock and Series C preferred stock in proportion to the number of shares of such preferred stock held by them.

LIQUIDATION

     Uproar. Subject to the settlement of claims upon the dissolution or liquidation of Uproar, holders of Uproar common stock will be entitled to receive all assets of Uproar available for distribution to Uproar's stockholders.

     iwin. iwin's certificate of incorporation provides that upon the liquidation, dissolution, or winding up of iwin, prior and in preference to any distribution of assets or funds to the holders of common stock, the holders of Series A preferred stock, Series B preferred stock and Series C preferred stock are entitled to receive, on a pari passu basis, for each such outstanding share of preferred stock then held by them, an amount equal to $1.10, $5.06 or $5.98, respectively, plus any declared but unpaid dividends on such share. Common stockholders are entitled to receive all remaining assets and funds.

                            STOCK PERFORMANCE GRAPH

     The following graph compares the percentage change in the cumulative total stockholder return on Uproar's common stock during the period from Uproar's initial public offering on March 17, 2000, through July 31, 2000, with the cumulative total return of the Nasdaq Composite Index and a group of peer issuers comprised of 4front Technologies Inc., Global Telesystems Group Inc. and NTL Inc. These companies were chosen as Uproar's peer group because they are all technology companies traded on Nasdaq and EASDAQ. The comparison assumes $100 was invested on March 17, 2000, at the $33.88 initial public offering price of Uproar's common stock and in each of the foregoing indices and assumes dividends, if any, were reinvested.

                 COMPARISON OF 4 MONTH CUMULATIVE TOTAL RETURN
            AMONG UPROAR INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
                              AND A PEER GROUP(1)
[LINE GRAPH]

                                                                                  NASDAQ STOCK
                                                       UPROAR INC.                MARKET (U.S)                 PEER GROUP
                                                       -----------                ------------                 ----------
3/17/00                                                    100                          100                         100
7/31/00                                                   22.9                        78.68                       38.79

(1) Prior to March 17, 2000, Uproar's common stock was not publicly traded on the Nasdaq National Market. Comparative data is provided only for the period since that date. The stock price information shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from Research Data Group, Inc., a source Uproar believes to be reliable.

                                 LEGAL MATTERS

     The validity of the shares of Uproar common stock to be issued in connection with the merger will be passed upon for Uproar by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, New York, New York. Legal matters pertaining to federal income tax consequences in connection with the merger will be passed upon for iwin by O'Melveny & Myers LLP, Los Angeles, California and for Uproar by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Uproar Inc. and subsidiaries as of December 31, 1999 and for the year then ended have been included in this joint proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Uproar Inc. and subsidiaries as of December 31, 1998 and for each of the years in the two-year period ended December 31, 1998, have been included in this joint proxy statement/prospectus in reliance upon the report, which contains a statement indicating that they did not audit the financial statements of PrizePoint Entertainment Corporation, of KPMG Hungaria Kft., independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.


     The financial statements of iwin.com, Inc. at December 31, 1999 and for the period from July 8, 1999 (date of inception) through December 31, 1999, included in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about iwin's ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP was engaged to be iwin's principal independent accountant on February 24, 2000.


     The audited financial statements of PrizePoint Entertainment Corporation as of December 31, 1998 and for the period from PrizePoint's inception, March 4, 1998, to December 31, 1998, included in this joint proxy statement/prospectus, were audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

                    CHANGE IN UPROAR INDEPENDENT ACCOUNTANTS

     On August 28, 1998, we changed our auditors to KPMG Hungaria Kft. from Coopers & Lybrand in Dublin, Ireland. The decision to change independent accountants from Coopers & Lybrand, Dublin, to KPMG Hungaria Kft., was recommended by our audit committee and approved by our board of directors.

     We believe, and have been advised by the successor to Coopers & Lybrand, Dublin, PricewaterhouseCoopers LLP, Dublin, that it concurs in such belief that, for the period from February 1995 (inception) through the date of the change in accountants, Coopers & Lybrand, Dublin, did not have any disagreement with us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Coopers & Lybrand, Dublin, would have caused it to make reference to the subject matter of the disagreement in connection with its report on our financial statements.

                      WHERE YOU CAN FIND MORE INFORMATION

     Uproar files annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Uproar at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Uproar's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

     Uproar filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933, as amended, to register with the Securities and Exchange Commission the Uproar common stock issuable pursuant to the agreement and plan of reorganization. This joint proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to Uproar, iwin and the Uproar common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above. Statements contained in this joint proxy statement/prospectus about the contents of any contract or other document are not necessarily complete, and we refer you, in each case, to the copy of such contract or other document filed as an exhibit to the registration statement.

     Uproar has supplied all information contained in this joint proxy statement/prospectus relating to Uproar, and iwin has supplied all information contained in this joint proxy statement/prospectus relating to iwin.

UPROAR INC.                                IWIN.COM, INC.
ATTENTION: ROBERT D. MARAFIOTI, SECRETARY  ATTENTION: DENNIS HOHN CHO, ASSISTANT SECRETARY
240 WEST 35TH STREET                       10940 WILSHIRE BOULEVARD
NEW YORK, NEW YORK 10001                   LOS ANGELES, CALIFORNIA 90024
TELEPHONE: (212) 714-9500                  TELEPHONE: (310) 264-4300


     If you would like to request documents from Uproar or iwin, please do so by October 4, 2000 to receive them before the special meetings.



     You should rely only on the information contained in this joint proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated September 18, 2000. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than September 18, 2000, and neither the mailing of the joint proxy statement/prospectus to stockholders nor the issuance of Uproar common stock in the merger shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS


                                                                   PAGE
                                                                   ----
UPROAR INC. AND SUBSIDIARIES
I.   Unaudited Condensed Consolidated Financial Statements
     Unaudited Condensed Consolidated Balance Sheet at June 30,
     2000........................................................   F-2
     Unaudited Condensed Consolidated Statements of Operations
     for the six months ended June 30, 1999 and June 30, 2000....   F-3
     Unaudited Condensed Consolidated Statement of Stockholders'
     Equity and Comprehensive Loss for the six months ended June
     30, 2000....................................................   F-4
     Unaudited Condensed Consolidated Statements of Cash Flows
     for the six months ended June 30, 1999 and June 30, 2000....   F-5
     Notes to Condensed Consolidated Financial Statements
     (Unaudited).................................................   F-6
II.  Consolidated Financial Statements
     Independent Auditors' Reports...............................  F-12
     Consolidated Balance Sheets as of December 31, 1998 and
     1999........................................................  F-14
     Consolidated Statements of Operations for the years ended
     December 31, 1997, 1998 and 1999............................  F-15
     Consolidated Statements of Stockholders' Equity and
     Comprehensive Loss for the years ended December 31, 1997,
     1998 and 1999...............................................  F-16
     Consolidated Statements of Cash Flows for the years ended
     December 31, 1997, 1998 and 1999............................  F-17
     Notes to Consolidated Financials Statements.................  F-18
PRIZEPOINT ENTERTAINMENT CORPORATION
     Report of Independent Public Accountants....................  F-33
     Balance Sheets as of December 31, 1998 and March 31, 1999
     (unaudited).................................................  F-34
     Statements of Operations for the period from inception
     (March 4, 1998) to December 31, 1998 and for the three
     months ended March 31, 1999 (unaudited).....................  F-35
     Statements of Stockholders' Equity for the period from
     inception (March 4, 1998) to December 31, 1998 and for the three months ended March 31, 1999 (unaudited)...............  F-36
     Statements of Cash Flows for the period from inception
     (March 4, 1998) to December 31, 1998 and for the three
     months ended March 31, 1999 (unaudited).....................  F-37
     Notes to Financial Statements...............................  F-38
IWIN.COM, INC.
I.   Unaudited Condensed Financial Statements
     Unaudited Condensed Balance Sheet at June 30, 2000..........  F-45
     Unaudited Condensed Statement of Operations for the six
     months ended June 30, 2000..................................  F-46
     Unaudited Condensed Statement of Cash Flows for the six
     months ended June 30, 2000..................................  F-47
     Notes to Condensed Financial Statements (Unaudited).........  F-48
II.  Financial Statements
     Report of Independent Auditors..............................  F-49
     Balance Sheet as of December 31, 1999.......................  F-50
     Statement of Operations for the period from July 8, 1999
     (date of inception) through December 31, 1999...............  F-51
     Statement of Stockholders' Equity for the period from July
     8, 1999 (date of inception) through December 31, 1999.......  F-52
     Statement of Cash Flows for the period from July 8, 1999
     (date of inception) through December 31, 1999...............  F-53
     Notes to Financial Statements...............................  F-54

                          UPROAR INC. AND SUBSIDIARIES

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                                JUNE 30,
                                                                  2000
                                                              ------------
                                                              (UNAUDITED)
Assets
Current assets:
  Cash and cash equivalents.................................  $  9,253,122
  Short term investments....................................    85,376,894
  Restricted cash...........................................       603,408
  Accounts receivable -- net of allowance for doubtful
     accounts of $396,000...................................     6,233,329
  Prepaid advertising.......................................     3,796,004
  Other current assets......................................     1,273,902
                                                              ------------
     Total current assets...................................   106,536,659
                                                              ------------
Property and equipment, net.................................     9,205,069
Intangible assets, net......................................     7,625,666
Prepaid advertising, long term portion......................       948,999
Other long term assets......................................       412,025
                                                              ------------
     Total assets...........................................  $124,728,418
                                                              ============
Liabilities and stockholders' equity
Current liabilities:
  Current portion of capital lease obligations..............  $    194,745
  Trade accounts payable....................................     2,250,536
  Accrued expenses and other current liabilities............     4,574,382
                                                              ------------
     Total current liabilities..............................     7,019,663
                                                              ------------
Long term portion of capital lease obligation...............       183,753
Stockholders' equity:
  Preferred stock, $.01 par value, 48,000,000 shares
     authorized, none issued................................            --
  Common stock, $.01 par value, 112,000,000 shares
     authorized; 28,020,609 shares issued and outstanding...       280,206
  Additional paid-in capital................................   189,009,215
  Accumulated deficit.......................................   (71,705,969)
  Accumulated other comprehensive (loss)....................       (58,450)
                                                              ------------
     Total stockholders' equity.............................   117,525,002
                                                              ------------
     Total liabilities and stockholders' equity.............  $124,728,418
                                                              ============

See accompanying notes to unaudited condensed consolidated financial statements.

                          UPROAR INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    SIX MONTHS ENDED
                                                                        JUNE 30,
                                                              ----------------------------
                                                                  1999            2000
                                                              ------------    ------------
Revenues....................................................  $  2,509,008    $ 12,768,854
Cost of revenues............................................      (848,302)     (4,264,375)
                                                              ------------    ------------
Gross profit................................................     1,660,706       8,504,479
                                                              ------------    ------------
Sales and marketing.........................................     5,813,158      18,130,410
Product and technology development..........................     1,527,279       3,970,172
General and administrative..................................     3,610,173       7,538,794
Amortization of intangible assets...........................     3,035,613       3,037,300
                                                              ------------    ------------
Total operating expenses....................................    13,986,223      32,676,676
                                                              ------------    ------------
Loss from operations........................................   (12,325,517)    (24,172,197)
Other income (expenses):
  Litigation settlement.....................................            --        (350,000)
  Foreign exchange gain (loss)..............................      (149,606)        (77,965)
  Interest income...........................................       194,307       2,091,477
  Interest expense..........................................        (4,000)        (29,906)
  Other income (expense)....................................       (47,000)          3,566
                                                              ------------    ------------
Loss before income taxes....................................   (12,331,816)    (22,535,025)
Provision for income taxes..................................        45,004          21,605
                                                              ------------    ------------
Net loss....................................................  $(12,376,820)   $(22,556,630)
                                                              ============    ============
Basic and diluted net loss per common share.................  $      (0.61)   $      (0.85)
Weighted average number of common shares outstanding........    20,346,202      26,622,856
                                                              ============    ============

     The results for the six months ended June 30, 1999 have been restated to reflect the acquisition of PrizePoint Entertainment Corporation which was completed on June 7, 1999 and accounted for as a pooling of interests.

    See accompanying notes to the unaudited condensed consolidated financial statements.

                          UPROAR INC. AND SUBSIDIARIES

       UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                         SIX MONTHS ENDED JUNE 30, 2000

                                                                                             ACCUMULATED
                                                                                                OTHER
                                         COMMON STOCK          ADDITIONAL                   COMPREHENSIVE
                                    -----------------------     PAID-IN      ACCUMULATED       INCOME
                                      SHARES       AMOUNT       CAPITAL        DEFICIT         (LOSS)          TOTAL
                                    ----------   ----------   ------------   ------------   -------------   ------------
Balance at December 31, 1999......  23,971,948   $1,198,597   $ 85,193,156   $(49,149,339)    $(38,108)     $ 37,204,306
Comprehensive loss:
  Net loss........................          --           --             --    (22,556,630)          --       (22,556,630)
  Change in fair value of
    available for sale
    investments...................          --           --             --             --        1,063             1,063
  Foreign currency translation....          --           --             --             --      (21,405)          (21,405)
Total comprehensive loss..........          --           --             --             --           --       (22,576,972)
Exercise of stock options.........     283,289        2,840        553,508             --           --           556,348
Adjustment in par value per share
  from $.05 to $.01...............          --     (956,885)       958,885             --           --                --
Sale of common stock..............   3,765,372       37,654    102,066,648             --           --       102,106,302
Stock compensation expense........          --           --        235,018             --           --           235,018
                                    ----------   ----------   ------------   ------------     --------      ------------
Balance at June 30, 2000..........  28,020,609   $  280,206   $189,009,215   $(71,705,969)    $(58,450)     $117,525,002
                                    ==========   ==========   ============   ============     ========      ============

    See accompanying notes to the unaudited condensed consolidated financial statements.

                          UPROAR INC. AND SUBSIDIARIES

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               SIX MONTHS ENDED JUNE 30,
                                                              ----------------------------
                                                                  1999            2000
                                                              ------------    ------------
Cash flows from operating activities
Net loss....................................................  $(12,376,820)   $(22,556,630)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................     3,309,462       4,150,230
  Unrealized loss on available for sale securities..........            --           1,064
  Provision for doubtful accounts...........................            --         235,000
  Amortization of prepaid advertising services..............            --       1,898,006
  Stock compensation expense................................       183,244         235,018
  Changes in operating assets and liabilities:
     Accounts receivable....................................      (823,305)     (2,700,560)
     Prepaid advertising and other current assets...........      (487,290)       (463,298)
     Trade accounts payable.................................       493,883         859,628
     Accrued expenses and other current liabilities.........       399,990         508,413
     Other long term assets.................................       138,685        (238,599)
                                                              ------------    ------------
  Net cash used in operating activities.....................    (9,162,151)    (18,071,728)
Cash flows from investing activities
  Purchase of short term investments........................            --     (85,376,894)
  Purchase of property and equipment........................    (1,129,681)     (5,024,185)
  Decrease in restricted cash...............................            --             867
                                                              ------------    ------------
  Net cash used in investing activities.....................    (1,129,681)    (90,400,212)
Cash flows from financing activities
  Proceeds from issuance of common stock....................     9,969,253     102,106,301
  Proceeds from exercise of stock options and warrants......            --         556,349
  Principal payments on capital lease obligations...........       (35,172)        (51,924)
                                                              ------------    ------------
  Net cash provided by financing activities.................     9,934,081     102,610,726
  Effect of exchange rate on cash...........................      (228,161)        (21,406)
  Net decrease in cash and cash equivalents.................      (585,912)     (5,882,620)
  Cash and cash equivalents, beginning of period............     7,035,645      15,135,742
                                                              ------------    ------------
  Cash and cash equivalents, end of period..................  $  6,449,733    $  9,253,122
                                                              ============    ============
Supplemental disclosure of cash flow information
  Interest paid.............................................  $      4,000    $     29,906
  Issuance of common stock for advertising services and
     intangibles............................................  $ 24,655,875    $         --
  Purchase of equipment under capital lease obligations.....  $         --    $    275,964

     The results for the six months ended June 30, 1999 have been restated to reflect the acquisition of PrizePoint Entertainment Corporation which was completed on June 7, 1999 and accounted for as a pooling of interests.

See accompanying notes to unaudited condensed consolidated financial statements.

                          UPROAR INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Unaudited Interim Condensed Consolidated Financial Statements

     The unaudited interim consolidated financial statements of the Company as of June 30, 2000 and for the six months ended June 30, 1999 and 2000, included herein have been prepared in accordance with the instructions for Form 10-Q under the Securities Exchange Act of 1934, as amended, and Article 10 of Regulation S-X under the Securities Act of 1933, as amended. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

     In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 2000, and the results of their operations for the six months ended June 30, 1999 and 2000 and their cash flows for the six months ended June 30, 1999 and 2000.

     The results of operations for such periods are not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited financial statements as of December 31, 1998 and 1999, and for the three years ended December 31, 1999 and related notes included elsewhere in this joint proxy statement/prospectus.

  (b) Nature of business

     The Company was originally formed in February 1995 as E-Pub Services Limited, a corporation organized under the laws of Ireland. In July 1997, due to tax matters related to the trading of common shares on the third tier of the Vienna Stock Exchange, Uproar Ltd., a corporation organized under the laws of Bermuda, was formed. All shareholders in E-Pub Services Limited became shareholders in Uproar Ltd. by exchanging their shares in E-Pub Services Limited for shares in Uproar Ltd. at a ratio of 1:1. The transaction was accounted for as a transaction between companies under common control and therefore there was no adjustment to the historical basis of the assets and liabilities of E-Pub Services Limited.

     On December 16, 1999, Uproar Inc. was incorporated in the state of Delaware. On January 26, 2000, Uproar Ltd. domesticated from Bermuda to Delaware and, on January 27, 2000, merged with Uproar Inc. Between the date of incorporation and January 27, 2000, Uproar Inc. had no substantial operations.

     The Company provides online game shows and interactive single- and multi-player games that appeal to a broad audience. The Company seeks to attract a large, quality audience by offering highly engaging and "sticky" products. Players access the products free of charge, with the Company's revenue primarily being generated through the sale of advertising. The Company operates in one business segment.

  (c) Principles of consolidation

     The consolidated financial statements comprise the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  (d) Short term investments

     $65 million of the Company's short-term investments at June 30, 2000 consisted of commercial paper and mutual funds which are stated at amortized cost and classified as held-to-maturity.

     $20 million of the Company's short-term investments at June 30, 2000 are classified as available-for-sale and are available to support current operations or to take advantage of other investment opportunities. These

                          UPROAR INC. AND SUBSIDIARIES

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) investments primarily consist of commercial paper which are stated at their estimated fair value based upon publicly available market quotes. Unrealized gains and losses are computed on the basis of specific identification and are included in stockholders' equity. Realized gains, realized losses and decline in value, judged to be other-than-temporary, are included in other income. There were no gross realized gains or losses from sales of securities in the periods presented. As of June 30, 2000, the Company had gross unrealized gains of $1,063 from its available-for-sale short-term investments.

  (e) Stock split

     On February 4, 2000, the Company's Board of Directors declared a two-for-one stock split by way of a stock dividend. Stockholders of record on February 18, 2000 received one additional share of Common Stock for every share held on that date. All share numbers in the financial statements and notes thereto for all periods presented have been adjusted to reflect the two-for-one stock split.

  (f) Major customers

     For the six months ended June 30, 2000, there was one customer that accounted for 21% of revenues generated by the Company. No other customer accounted for greater than 10% of revenues.

  (g) Revenue recognition

     Advertising revenues are derived principally from short-term advertising contracts in which the Company typically guarantees its advertising customers a minimum number of impressions to be delivered to users of its Web sites or clicks over a specified period of time for a fixed fee. Customers are invoiced monthly in accordance with delivery of advertising services during the month. Advertising revenues are recognized as the advertisement is displayed or as users click or otherwise respond to advertisements, provided that no significant Company obligations remain. To the extent that minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until the guaranteed impressions, or clicks, are achieved.

     The Company commenced selling merchandise through its Web site in December 1999 and has recognized related revenues of approximately $15,000 and $34,000 for the year ended December 31, 1999 and the six months ended June 30, 2000, respectively. In June 2000, the Company made a strategic decision to focus on its core strength of online entertainment, and exit the e-commerce business. As a direct result, the Uproar store was closed. The related inventory, amounting to approximately $192,000 at June 30, 2000, will be used for game prizes.

     The Company provides sponsorship advertising on game shows or on a portion of its Web sites in consideration for a fixed fee. The Company incurs insignificant costs to customize the advertisements received from the sponsors which are expensed as incurred. Sponsorship agreements do not segregate the fees for development of customized features and the displaying of sponsors advertisements on the Web sites. Therefore, the entire fee is deferred and recognized ratably in the period in which the sponsor's advertising is displayed.

     The Company enters into arrangements with third parties whereby the Company's games are displayed on the third parties' Web sites. The revenues generated from advertising in connection with the use of the Company's games are recognized ratably in the period in which the advertising is displayed on the third parties' Web sites. Generally the Company is responsible for selling the advertising, billing, and collections and is obligated to pay the third party their fees for displaying the games on their Web sites regardless of whether the Company collects the advertising revenue. In these situations the Company records the gross advertising revenues and the payments to the third parties are recorded as cost of revenues. When the third party sells the

                          UPROAR INC. AND SUBSIDIARIES

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) advertising and pays the Company a portion of the advertising revenues, the Company only recognizes revenue for its portion of the gross revenues.

     Revenues include barter revenues from the exchange by the Company of services or advertising space on the Company's Web sites for reciprocal advertising or promotional services including prizes. Revenues from these barter transactions are recorded at the estimated fair value of the services or advertisements delivered, unless the fair value of the goods or services received is more objectively determinable, and are recognized when the advertisements are run on the Company's Web sites or services are provided. The related expense is recorded when it is incurred and classified as sales and marketing expenses or cost of revenues in accordance with the terms of the barter agreement. When the barter transaction involves advertising exchanged for advertising, the Company recognizes barter advertising revenues only if the bartered advertising is similar to previous advertising sold to third parties for cash and is limited to the amount of available similar cash advertising during the prior six-month periods.

  (h) Business segment reporting

     The Company has determined that it does not have any separately reportable business segments. However, related disclosures about products and services and geographic areas are included in note 4.

  (i) Per share data

     The Company computes per share data in accordance with SFAS No. 128, "Earnings Per Share." Basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, comprised of incremental common shares issuable upon the exercise of stock options and warrants, are included in the calculation of net income per share to the extent such shares are dilutive. Common stock equivalents were not included in the calculation of loss per share for any periods presented since they were anitdilutive.

  (j) Recent accounting pronouncements

     The Company will adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, effective July 1, 2000, and is in the process of determining the effect that SFAS No. 133 will have on its results of operations and financial position. This statement is not required to be applied retroactively to financial statements of prior periods.

     FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), provides guidance for applying APB Opinion No. 25. "Accounting for Stock Issued to Employees." With certain exceptions, FIN No. 44 applies prospectively to new awards, exchanges of awards in a business combination, modifications to outstanding awards and changes in grantee status on or after July 1, 2000. The Company does not believe that the implementation of FIN No. 44 will have a significant effect on its results of operations.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), which summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will be required to adopt the accounting provisions of SAB No. 101 no later than the fourth quarter of 2000. The Company does not believe that the implementation of SAB No. 101 will have a significant effect on its results of operations.

                          UPROAR INC. AND SUBSIDIARIES

(2) STOCKHOLDERS' EQUITY

  (a) Par value

     On December 16, 1999, Uproar Inc. was incorporated in the state of Delaware. On January 26, 2000, Uproar Ltd. domesticated from Bermuda to Delaware and, on January 27, 2000, merged with Uproar Inc. By reason of the merger, the number of authorized shares of Common Stock increased to 112,000,000, with a par value of $.01 per share.

  (b) Sale of Common Stock to Trans Cosmos

     On February 2, 2000, the Company sold 1,265,372 shares of Common Stock to a strategic investor, Trans Cosmos USA, Inc., for approximately $25.0 million. The Company intends to establish a joint venture with Trans Cosmos to produce a local language version of the Company's flagship entertainment site, uproar.com, in Japan. The joint venture would be owned equally. Uproar would contribute to the joint venture certain intellectual property and $500,000 in cash and Trans Cosmos would contribute $4,500,000. Trans Cosmos is a subsidiary of Trans Cosmos, Inc., which is headquartered in Tokyo, Japan.

  (c) Public offering

     On March 16, 2000, the Securities and Exchange Commission declared effective the Company's Registration Statement on Form S-1. Pursuant to this Registration Statement, the Company completed a public offering in the United States of 2,500,000 shares of its Common Stock at an offering price of $33.88 per share ("the Offering"). Net proceeds to the Company from the Offering after offering expenses totaled approximately $77.1 million.

(3) COMMITMENTS AND CONTINGENCIES

     In connection with two office leases, the Company has letters of credit outstanding for approximately $603,408. The cash balances supporting the letters of credit are reported as restricted cash.

(4) SEGMENT REPORTING

     In presenting segment information, the Company has applied the provisions of SFAS No. 131. The Company has determined that it does not have any separately reportable business segments.

     The Company attributes revenues to different geographic areas on the basis of the location of the customer. Revenues by geographic area are as follows:

                                                             REVENUES FOR THE SIX MONTHS
                                                                   ENDED JUNE 30,
                                                             ---------------------------
                                                                1999            2000
                                                             -----------    ------------
United States..............................................  $2,330,778     $12,441,089
England....................................................     178,230         217,092
Other......................................................          --         110,673
                                                             ----------     -----------
          Total............................................  $2,509,008     $12,768,854
                                                             ==========     ===========

                          UPROAR INC. AND SUBSIDIARIES

(4) SEGMENT REPORTING -- (CONTINUED)
     Investments in long-lived assets by geographic area are as follows:

                                                               PROPERTY AND
                                                                EQUIPMENT
                                                              AND INTANGIBLE
                                                                  ASSETS
                                                              --------------
                                                                 JUNE 30,
                                                                   2000
                                                              --------------
United States...............................................    $16,523,358
England.....................................................        143,195
Hungary.....................................................        150,821
Germany.....................................................         13,361
                                                                -----------
          Total.............................................    $16,830,735
                                                                ===========

(5) LITIGATION SETTLEMENT

     In February 2000, the Company settled an action entitled "Burgos v. Ellwell Associates, LLC and E-Pub Inc.", in which it was a party defendent, relating to an alleged personal injury, by a payment of $350,000.

(6) SUBSEQUENT EVENTS

     iwin.com, Inc.

     On July 25, 2000, the Company entered into an agreement to acquire iwin.com, Inc. Under the terms of the definitive agreement, Uproar will acquire all outstanding shares of iwin in a stock-for-stock transaction in which iwin stockholders will receive an aggregate of approximately 13.1 million shares of Uproar common stock. In addition, Uproar will assume outstanding options and warrants to purchase iwin common stock and it is estimated that they will be converted into options to purchase approximately 1.8 million shares of Uproar common stock. The merger will be accounted for as a purchase transaction. Consummation of the merger is subject to, among other things, the absence of any material adverse changes in the businesses, the receipt of any required governmental approvals and approval of the transaction by the Company's and iwin's stockholders. The transaction is anticipated to close in the fourth quarter of 2000.

     ibetcha.com, Inc.

     In August 2000, the Company consummated the acquisition of Take Aim Holdings Ltd., the parent company of ibetcha.com, Inc, which operates ibetcha.com, a Web site that allows users to predict the outcome of real-world events for a chance to win prizes. The Company issued approximately 1.33 million shares of common stock in the acquisition, which will be accounted for as a purchase.

     Pearson agreement

     In July 2000, the Company amended and restated its agreement with Pearson Television to extend the term through June 2005. Under the terms of the amended agreement, the Company has guaranteed minimum royalty payments per broadcast year for each of the Pearson licensed games. Such payments range from $150,000 for certain games in the year ending June 30, 2001 to $900,000 for certain games in the year ending June 30, 2005. The amended agreement also eliminated the provision in the original agreement for contingent issuances of common stock to Pearson.

                          UPROAR INC. AND SUBSIDIARIES

(6) SUBSEQUENT EVENTS -- (CONTINUED)
STOCK INCENTIVE PLAN

     On June 30, 2000, the stockholders approved the Uproar Inc. 2000 Stock Incentive Plan (Incentive Plan), which reserved 6,750,000 shares of common stock for the grant of options or other awards. The Incentive Plan was the successor to the Uproar Ltd. 1999 Share Option/Share Issuance Plan.

     The Company's board of directors amended and restated the Incentive Plan on July 25, 2000 to increase the shares reserved for issuance by 2,250,000 shares to an aggregate of 9,000,000 shares. The number of shares of common stock available for issuance under the Incentive Plan automatically increases on the first trading day of each calendar year during the term of the Incentive Plan by an amount equal to one percent of the shares of Uproar common stock outstanding on December 31 of the immediately preceding calendar year, not to exceed 400,000 shares in any calendar year. For options that have been granted from the increased share reserve that is subject to stockholder approval, compensation expense will be recognized over the vesting period to the extent the fair value of a share of the Company's common stock as quoted on the Nasdaq National Market on the date of stockholder approval exceeds the exercise price for such options, multiplied by the number of options granted.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Uproar Inc.:

     We have audited the accompanying consolidated balance sheet of Uproar Inc. and subsidiaries (formerly Uproar Ltd.) as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uproar Inc. and subsidiaries, (formerly Uproar Ltd.) as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

                                          (Signed) KPMG LLP

New York, New York
February 4, 2000

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Uproar Inc.:

     We have audited the accompanying consolidated balance sheet of Uproar Inc. and subsidiaries (formerly Uproar Ltd.) as of December 31, 1998, and the consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the years ended December 31, 1997 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of PrizePoint Entertainment Corporation, a Delaware corporation, a company acquired during 1999 in a transaction accounted for as a pooling of interests, as discussed in note 3. Such financial statements are included in the financial statements of Uproar Inc. (formerly Uproar Ltd.) and subsidiaries as of and for the year ended December 31, 1998 and reflect 23% and 0% of total consolidated assets and revenues respectively. Those financial statements were audited by other auditors whose unqualified report has been furnished to us and our opinion, insofar as it relates to amounts included for PrizePoint Entertainment Corporation, is based solely upon the report of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uproar Inc. and subsidiaries, (formerly Uproar Ltd.) as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

                                          (Signed) KPMG Hungaria Kft.

August 4, 1999, except for paragraph 1 of note 19
which is as of December 16, 1999

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

                          CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1998 AND 1999

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1998            1999
                                                              ------------    ------------
Assets
  Current assets:
  Cash and cash equivalents.................................  $  7,035,645    $ 15,135,742
  Restricted cash...........................................            --         604,275
  Accounts receivable -- net of allowance for doubtful
     accounts of $0 and $271,000, respectively..............       551,036       3,767,769
  Prepaid advertising.......................................       201,327       3,861,996
  Other current assets......................................        24,689         744,612
                                                              ------------    ------------
     Total current assets...................................     7,812,697      24,114,394
                                                              ------------    ------------
Property and equipment, net.................................     1,111,966       5,031,429
Intangible assets, net......................................        47,357      10,649,387
Other long term assets......................................       138,685         173,426
Prepaid advertising, long term portion......................            --       2,847,005
                                                              ------------    ------------
     Total assets...........................................  $  9,110,705    $ 42,815,641
                                                              ============    ============
Liabilities and stockholders' equity
  Current liabilities:
  Current portion of capital lease obligation...............  $     25,949    $    102,777
  Trade accounts payable....................................       855,866       1,390,908
  Accrued expenses..........................................       471,906       3,921,570
  Other current liabilities.................................        15,188         144,399
                                                              ------------    ------------
     Total current liabilities..............................     1,368,909       5,559,654
                                                              ------------    ------------
Long term portion of capital lease obligation...............        15,134          51,681
Stockholders' equity:
  Preferred stock, $.01 par value, 48,000,000 shares
     authorized, none issued................................            --              --
  Common stock, $.05 par value, 112,000,000 shares
     authorized; 17,746,280 and 23,971,948 shares issued and
     outstanding at December 31, 1998 and 1999
     respectively...........................................       643,860       1,198,597
  Additional paid-in capital................................    17,470,939      85,193,156
  Accumulated deficit.......................................   (10,424,698)    (49,149,339)
  Accumulated other comprehensive income (loss).............        36,561         (38,108)
                                                              ------------    ------------
     Total stockholders' equity.............................     7,726,662      37,204,306
                                                              ------------    ------------
     Total liabilities and stockholders' equity.............  $  9,110,705    $ 42,815,641
                                                              ============    ============

     The balance sheet at December 31, 1998 has been restated to reflect the acquisition of PrizePoint Entertainment Corporation, which was completed on June 7, 1999 and accounted for as a pooling of interests.

  The accompanying notes are an integral part of these consolidated financial statements

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                        1997           1998            1999
                                                     -----------    -----------    ------------
Revenues...........................................  $   348,709    $ 1,632,969    $ 10,391,527
Cost of revenues...................................     (216,586)      (760,376)     (2,533,294)
                                                     -----------    -----------    ------------
Gross profit.......................................      132,123        872,593       7,858,233
Sales and marketing................................    1,087,058      3,770,866      28,065,956
Product and technology development.................      772,744        849,486       3,701,393
General and administrative.........................    2,092,394      2,327,720       8,919,011
Amortization of intangible assets..................           --          9,303       6,086,198
                                                     -----------    -----------    ------------
Total operating expenses...........................    3,952,196      6,957,375      46,772,558
                                                     -----------    -----------    ------------
Loss from operations...............................   (3,820,073)    (6,084,782)    (38,914,325)
Other income (expenses):
  Foreign exchange gain (loss).....................      (85,439)        57,401        (119,996)
  Interest income..................................       97,717        205,751         535,166
  Interest expense.................................      (15,368)            --          (7,050)
  Other income (expense)...........................           --             --        (190,436)
                                                     -----------    -----------    ------------
  Loss before income taxes.........................   (3,823,163)    (5,821,630)    (38,696,641)
  Provision for income taxes.......................        5,582          9,020          28,000
                                                     -----------    -----------    ------------
  Net loss.........................................  $(3,828,745)   $(5,830,650)   $(38,724,641)
                                                     ===========    ===========    ============
  Basic and diluted loss per share.................  $     (0.42)   $     (0.40)   $      (1.77)
  Weighted average number of common shares
     outstanding...................................    9,034,928     14,697,112      21,909,456
                                                     ===========    ===========    ============

     The results for all periods have been restated to reflect the acquisition of PrizePoint Entertainment Corporation which was completed on June 7, 1999 and accounted for as a pooling of interests.

  The accompanying notes are an integral part of these consolidated financial statements.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             AND COMPREHENSIVE LOSS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                                             ACCUMULATED
                                                                                                OTHER
                                       COMMON STOCK          ADDITIONAL                     COMPREHENSIVE
                                 ------------------------      PAID-IN      ACCUMULATED        INCOME
                                   SHARES        AMOUNT        CAPITAL        DEFICIT          (LOSS)           TOTAL
                                 ----------    ----------    -----------    ------------    -------------    -----------
Balance at December 31, 1996...   5,400,000       210,162        394,549        (765,303)         (1,960)       (162,552)
Comprehensive loss:
  Net loss.....................          --            --             --      (3,828,745)             --      (3,828,745)
  Foreign currency
    translation................          --            --             --              --          32,663          32,663
                                                                                                             -----------
Total comprehensive loss.......          --            --             --              --              --      (3,796,082)
Sale of common stock...........   4,000,000       157,526      4,558,161              --              --       4,715,687
Stockholder receivable.........          --            --        195,318              --              --         195,318
Conversion of loan notes.......   1,774,600        69,138        366,420              --              --         435,558
Exercise of stock options......     289,080        10,206        139,042              --              --         149,248
Stock compensation expense.....          --            --      1,244,888              --              --       1,244,888
                                 ----------    ----------    -----------    ------------    ------------     -----------
Balance at December 31, 1997...  11,463,680       447,032      6,898,378      (4,594,048)         30,703       2,782,065
Comprehensive loss:
  Net loss.....................          --            --             --      (5,830,650)             --      (5,830,650)
  Foreign currency
    translation................          --            --             --              --           5,858           5,858
                                                                                                             -----------
Total comprehensive loss.......          --            --             --              --              --      (5,824,792)
Sale of common stock...........   4,758,360       144,253      9,522,211              --              --       9,666,464
Exercise of stock options......   1,524,240        52,575      1,047,246              --              --       1,099,821
Stock compensation expense.....          --            --          3,104              --              --           3,104
                                 ----------    ----------    -----------    ------------    ------------     -----------
Balance at December 31, 1998...  17,746,280       643,860     17,470,939     (10,424,698)         36,561       7,726,662
Comprehensive loss:
  Net loss.....................          --            --             --     (38,724,641)             --     (38,724,641)
  Foreign currency
    translation................          --            --             --              --         (74,669)        (74,669)
                                                                                                             -----------
Total comprehensive loss.......          --            --             --              --              --     (38,799,310)
Re-denomination of currency of
  common stock.................          --       288,858       (288,858)             --              --              --
Acquisition and retirement of
  shares.......................        (760)          (38)       (19,342)             --              --         (19,380)
Sale of common stock...........   3,875,360       179,064     39,887,305              --              --      40,066,369
Issuance of common stock for
  intangible assets and
  advertising services from
  Pearson Television Limited...   2,000,000        69,300     24,586,575              --              --      24,655,875
Exercise of warrants...........      43,360         2,168        247,832              --              --         250,000
Stock compensation expense.....          --            --        735,489              --              --         735,489
Exercise of stock options......     307,708        15,385      2,573,216              --              --              --
                                 ----------    ----------    -----------    ------------    ------------     -----------
Balance at December 31, 1999...  23,971,948    $1,198,597     85,193,156    $(49,149,339)   $    (38,108)    $37,204,306
                                 ==========    ==========    ===========    ============    ============     ===========

     The results for all periods have been restated to reflect the acquisition of PrizePoint Entertainment Corporation which was completed on June 7, 1999 and accounted for as a pooling of interests.

  The accompanying notes are an integral part of these consolidated financial statements

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                               YEAR ENDED DECEMBER 31,
                                                     -------------------------------------------
                                                        1997            1998            1999
                                                     -----------    ------------    ------------
Cash flows from operating activities
  Net loss.........................................  $(3,828,745)   $(5,830,650)    $(38,724,641)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
  Depreciation and amortization....................       56,556        183,181        6,954,230
  Provision for doubtful accounts..................           --             --          270,913
  Amortization of prepaid advertising services.....           --             --        1,338,999
  Stock compensation expense.......................    1,244,888          3,104          735,489
  Loss on sale of property and equipment...........           --             --          189,683
  Changes in operating assets and liabilities
     Accounts receivable...........................     (229,821)      (302,366)      (3,487,646)
     Prepaid advertising and other current
       assets......................................      (66,909)      (121,858)        (584,596)
     Trade accounts payable........................      115,204        711,060          667,411
     Income tax payable............................       (2,936)            --               --
     Accrued expenses and other current
       liabilities.................................      104,521        342,267        3,578,875
     Other long term assets........................      (59,210)       (79,475)         (34,741)
                                                     -----------    -----------     ------------
  Net cash used in operating activities............   (2,666,452)    (5,094,737)     (29,096,024)
                                                     -----------    -----------     ------------
Cash flows from investing activities
  Purchase of intangibles..........................      (13,955)       (42,706)              --
  Purchase of property and equipment...............     (260,220)      (930,470)      (4,965,269)
  Increase in restricted cash......................           --             --         (604,275)
  Proceeds from sale of equipment..................           --             --           27,154
                                                     -----------    -----------     ------------
  Net cash used in investing activities............     (274,175)      (973,176)      (5,542,390)
                                                     -----------    -----------     ------------
Cash flows from financing activities
  Proceeds from issuance of common stock...........    4,911,005      9,666,464       40,046,989
  Proceeds from exercise of stock options and
     warrants......................................      149,248      1,099,821        2,838,601
  Principal payments on capital leases.............           --        (10,812)         (72,410)
                                                     -----------    -----------     ------------
  Net cash provided by financing activities........    5,060,253     10,755,473       42,813,180
                                                     -----------    -----------     ------------
  Effect of exchange rate on cash..................      (45,307)         5,858          (74,669)
                                                     -----------    -----------     ------------
  Net increase in cash and cash equivalents........    2,074,319      4,693,418        8,100,097
  Cash and cash equivalents, beginning of year.....      267,908      2,342,227        7,035,645
                                                     -----------    -----------     ------------
  Cash and cash equivalents, end of year...........  $ 2,342,227    $ 7,035,645     $ 15,135,742
                                                     ===========    ===========     ============
Supplemental disclosure of cash flow information
  Interest paid....................................  $    41,441    $        --     $      7,050
  Income taxes paid................................        8,518         10,625           15,842
  Issuance of common stock for advertising services
     and intangibles...............................           --             --       24,655,875
  Purchase of equipment under capital lease
     obligations...................................           --         41,083          185,785
  Conversion of debt to common stock...............      435,558             --               --

     The results for all periods have been restated to reflect the acquisition of PrizePoint Entertainment Corporation which was completed on June 7, 1999 and accounted for as a pooling of interests.

  The accompanying notes are an integral part of these consolidated financial statements.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF BUSINESS

     The Company was originally formed in February 1995 as E-Pub Services Limited, a corporation organized under the laws of Ireland. In July 1997, due to tax matters related to the trading of common shares on the third tier of the Vienna Stock Exchange, we formed Uproar Ltd., a corporation organized under the laws of Bermuda. All shareholders in E-Pub Services Limited became shareholders in Uproar Ltd. by exchanging their shares in E-Pub Services Limited for shares in Uproar Ltd. at a ratio of 1:1. The transaction was accounted for as a transaction between companies under common control and therefore there was no adjustment to the historical basis of the assets and liabilities of E-Pub Services Limited.

     Uproar Inc. was incorporated in Delaware on December 16, 1999. Uproar Ltd. subsequently domesticated from Bermuda to Delaware and, on January 27, 2000 merged with Uproar Inc. See note 19. Between the date of incorporation and January 27, 2000, Uproar Inc. had no substantial operations.

     The Company provides online game shows and interactive multi-player games that appeal to a broad audience. The Company seeks to attract a large, quality audience by offering highly engaging and "sticky" products. Players access the products free of charge, the Company's revenue primarily being generated through the sale of advertising. The Company operates in one business segment.

(2) SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

  (a) Principles of consolidation

     The consolidated financial statements comprise the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

  (b) Cash equivalents

     The Company considers all highly liquid investments with a maturity of three months or less at the time of acquisition to be cash equivalents. Cash equivalents at December 31, 1998 and December 31, 1999 consist primarily of money market funds. Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions.

     Restricted cash consists of cash on deposit supporting letters of credit in favor of lessors for two office leases.

  (c) Fair value of financial instruments

     The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

  (d) Currency translation and transactions

     The reporting currency for the Company is the United States Dollar (USD). The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of the subsidiaries whose functional currency is other than the USD are included in the consolidated financial statements by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. The statements of operations and cash flows of such non-USD functional currency operations are translated at the average exchange rate for the reporting year. Translation gains or losses are accumulated as a separate component of stockholders' equity. Currency transaction gains or losses

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(2) SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES -- (CONTINUED) arising from transactions of the Company in currencies other than the functional currency are included in operations for each reporting period.

  (e) Property and equipment

     Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as follows:

                                                              YEARS
                                                              -----
Furniture and fixtures......................................    8
Computer equipment and software.............................    3

  (f) Intangible assets

     Intangible assets consist principally of intangible assets arising from the agreement with Pearson Television (note 14(b)) which are being amortized on a straight-line basis over the period of benefit, the thirty-three month life of the agreement. Other intangible assets consist of costs incurred for trademarks and license fees. These assets are amortized over five years, which is the estimated period of benefit, on a straight-line basis.

  (g) Impairment of long-lived assets and long-lived assets to be disposed of

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (h) Stock based compensation

     The Company accounts for stock based compensation under the intrinsic-value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issues to Employees," and discloses the effect of the difference in applying the fair value based method of accounting on a pro-forma basis, as required by SFAS No. 123 "Accounting for Stock-Based Compensation."

  (i) Revenue recognition

     Advertising revenues are derived principally from short-term advertising contracts in which the Company typically guarantees its advertising customers a minimum number of impressions to be delivered to users of its Web sites or clicks, over a specified period of time for a fixed fee. Customers are invoiced monthly in accordance with delivery of advertising services during the month. Advertising revenues are recognized as the advertisement is displayed or as users click or otherwise respond to advertisements, provided that no significant Company obligations remain. To the extent that minimum guaranteed impressions or click-throughs are not met, the Company defers recognition of the corresponding revenues until the guaranteed impressions or clicks are achieved. Advertising revenues were approximately 79%, 95% and 98% of total revenues for the years ended December 31, 1997, 1998, and 1999, respectively.

     The Company commenced selling merchandise through its Web site in December 1999 and has recognized related revenues of approximately $15,000 for the year ended December 31, 1999. Such revenues

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(2) SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES -- (CONTINUED) include shipping and handling fees. Revenue is recognized at the time of shipment from the warehouse or directly from the supplier. Customers have a right to return product within 21 days after shipment. The Company provides an allowance for actual sales returns in the 21 days subsequent to a period end. Through January 28, 2000, the Company has not experienced any returns.

     The Company provides sponsorship advertising on game shows or on a portion of its Web sites in consideration for a fixed fee. The Company incurs insignificant costs to customize the advertisements received from the sponsors which are expensed as incurred. Sponsorship agreements do not segregate the fees for development of customized features and displaying the sponsors advertisements on the Web sites, therefore, the entire fee is deferred and recognized ratably in the period in which the sponsor's advertising is displayed.

     The Company enters into arrangements with third parties whereby the Company's games are displayed on the third parties' Web sites. The revenues generated from advertising in connection with the use of the Company's games are recognized ratably in the period in which the advertising is displayed on the third party Web site. Generally, the Company is responsible for selling the advertising, billing and collections and is obligated to pay the third parties their fees for displaying the games on their Web sites regardless of whether the Company collects the advertising revenue. In these situations the Company records the advertising revenues and the payments to the third parties are recorded as cost of revenues. When the third party sells the advertising and pays the Company a portion of the advertising revenues, the Company only recognizes revenue for its portion of gross revenues.

     Revenues include barter revenues from the exchange by the Company of services or advertising space on the Company's Web sites for reciprocal advertising or promotional services including prizes. Revenues from these barter transactions are recorded at the estimated fair value of the services or advertisements delivered, unless the fair value of the goods or services received is more objectively determinable, and are recognized when the advertisements are run on the Company's Web sites or services are provided. The related expense is recorded when it is incurred and classified as sales and marketing expenses or cost of revenues in accordance with the terms of the barter agreement.

     Barter revenues represented 0%, 22% and 14% of total revenues for the years ended December 31, 1997, 1998, and 1999, respectively.

     In 1997, one advertising customer accounted for 14% of total revenues and another accounted for 11%. In 1998, one advertising customer accounted for 21% of total revenues while another customer accounted for 12%. In 1999, one advertising customer accounted for 14% of total revenues.

  (j) Cost of revenues

     Cost of revenues is primarily comprised of prize expenses, Internet connection charges, royalties, merchandise costs and a portion of computer equipment and software depreciation.

  (k) Product development and advertising

     Product development costs and advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expenses, amounted to $188,000, $1,847,000 and $22,739,000 in 1997, 1998, and 1999 respectively.
Prepaid Pearson advertising costs (notes 7 and 14(b)) are being amortized commencing April 1, 1999 over the thirty-month contractual period the advertising services are provided to the Company.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(2) SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES -- (CONTINUED)
  (l) Merchandise Inventory

     Inventories which are stated at the lower of cost or market, are comprised of goods available for the online sale of merchandise through the Company's Web site and are included in other current assets. See note 6.

  (m) Business segment reporting

     The Company has determined that it does not have any separately reportable business segments. However related disclosures about products and services, geographic areas and major customers are included in note 17.

  (n) Income taxes

     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (o) Net loss per share

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings Per Share". Basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, are included in net income per share to the extent such shares are dilutive. Common stock equivalents were not included in loss per share for any periods presented since they were anitdilutive. Potentially dilutive common stock equivalents, consisting of stock options, as of December 31, 1997, 1998 and 1999 amounted to 2,110,920, 897,200, and 5,904,408 respectively.

  (p) Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates made by the Company include the useful lives and recoverability of long-lived assets.

  (q) Recent accounting pronouncements

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company adopted these statements effective July 1, 1998 and June 30, 1999, respectively. These statements modified or expanded the Company's stockholders' equity and segment disclosures and had no impact on the Company's results of operations, financial position or cash flows.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(2) SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES -- (CONTINUED)
     In 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for fiscal years beginning after June 15, 2000, will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. The Company is required to adopt the new statement effective July 1, 2000, and has not yet determined the effect SFAS No. 133 will have on its results of operations and financial position. This statement is not required to be applied retroactively to financial statements of prior periods.

     In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement did not have any effect on the Company's results of operations, financial position or cash flows.

     In 1998, the Company adopted SFAS No. 128, "Earnings Per Share." The Company has reported on the income statement basic and diluted loss per share for all periods presented.

(3) PRIZEPOINT ACQUISITION

     On June 7, 1999, the Company completed an acquisition of PrizePoint Entertainment Corporation ("PrizePoint"), a provider of online single-player games. Under the terms of the acquisition agreement the Company exchanged approximately 2.44 million shares of its common stock in exchange for all of the outstanding shares of common stock of PrizePoint. Fractional shares were acquired for $19,380 and then retired. All outstanding PrizePoint preferred shares were converted in accordance with their original terms into PrizePoint common stock immediately prior to the acquisition. The acquisition has been accounted for as a pooling of interests and, accordingly, the Company's consolidated financial statements have been restated to include the accounts and operations of PrizePoint for all periods prior to the merger.

     Separate revenues and net loss amounts for the year ended December 31, 1998 and three months ended March 31, 1999 are summarized below:

                                                            DECEMBER 31,     MARCH 31,
                                                                1998           1999
                                                            ------------    -----------
                                                                            (UNAUDITED)
Revenues
  Uproar..................................................  $ 1,632,969     $   963,418
  PrizePoint..............................................           --          47,750
                                                            -----------     -----------
                                                              1,632,969       1,011,168
                                                            -----------     -----------
Net loss
  Uproar..................................................   (4,602,025)     (4,399,357)
  PrizePoint..............................................   (1,228,625)       (818,575)
                                                            -----------     -----------
                                                            $(5,830,650)    $(5,217,932)
                                                            ===========     ===========

     PrizePoint was formed in March 1998 and recognized revenues beginning in the first quarter of 1999. Adjustments to eliminate the sale of advertising between Uproar Inc. and PrizePoint reduced combined net revenue by $12,000 for the three months ended March 31, 1999.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(4) PROPERTY AND EQUIPMENT

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1998          1999
                                                             ----------    -----------
Computer equipment.........................................  $  963,053    $ 4,680,785
Purchased software.........................................     162,768        667,335
Furniture and fixtures.....................................     247,184        568,493
Construction in progress...................................          --        162,461
                                                             ----------    -----------
                                                              1,373,005      6,079,074
Less accumulated depreciation..............................    (261,039)    (1,047,645)
                                                             ----------    -----------
                                                             $1,111,966    $ 5,031,429
                                                             ==========    ===========

     Depreciation expense for 1997, 1998, and 1999 was $56,556, $173,878 and $882,385 respectively.

(5) INTANGIBLE ASSETS, NET

     Intangible assets consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                               1998         1999
                                                              -------    -----------
Intangible benefits of Pearson Agreement....................  $    --    $16,673,875
Patents.....................................................    3,510          3,510
Trademarks..................................................    6,345          6,283
Licenses....................................................   45,622         44,823
Other.......................................................    1,183          1,344
                                                              -------    -----------
                                                               56,660     16,729,835
Less accumulated amortization...............................   (9,303)    (6,080,448)
                                                              -------    -----------
                                                              $47,357    $10,649,387
                                                              =======    ===========

     The intangible benefits of the Pearson agreement include a license to create and use the English language Internet versions of certain Pearson game shows and benefits from association with Pearson and their brands during the thirty-three month term of the agreement.

(6) OTHER CURRENT ASSETS

     Other current assets consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                              -------    --------
Prepaid insurance...........................................  $19,864    $178,446
Prepaid license fees........................................       --     150,000
Prepaid data warehouse services.............................       --      22,032
Prepaid rent................................................       --      85,281
Merchandise inventory.......................................       --     172,508
Other.......................................................    4,825     136,345
                                                              -------    --------
                                                              $24,689    $744,612
                                                              =======    ========

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(7) PREPAID ADVERTISING

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              --------    ----------
Prepaid advertising.........................................  $201,327    $   66,000
Prepaid Pearson advertising -- note 14(b)...................        --     3,795,996
                                                              --------    ----------
                                                              $201,327    $3,861,996
                                                              ========    ==========
Long term portion of prepaid Pearson advertising -- note
  14(b).....................................................  $     --    $2,847,005
                                                              ========    ==========

(8) OTHER LONG TERM ASSETS

     Other long term assets consist of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1999
                                                              --------    --------
Security deposits...........................................  $125,035    $168,657
Other.......................................................    13,650       4,769
                                                              --------    --------
                                                              $138,685    $173,426
                                                              ========    ========

(9) ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                              --------    ----------
Advertising.................................................  $ 33,825    $2,786,020
Severance...................................................        --        94,225
Prizes and awards...........................................    59,638       174,008
Commission and salaries.....................................    95,675        78,943
Deferred revenue............................................    30,000       154,906
Bonus.......................................................    91,757        16,500
Legal and other fees........................................   123,102       256,141
Other accruals..............................................    37,909       360,828
                                                              --------    ----------
                                                              $471,906    $3,921,570
                                                              ========    ==========

     Accrued advertising consists of uninvoiced online banner advertising purchased by and delivered to the Company.

(10) VALUATION AND QUALIFYING ACCOUNTS

                                  BALANCE AT         PROVISIONS                        BALANCE AT
                                  BEGINNING          FOR RETURNS                         END OF
                                  OF PERIOD     AND DOUBTFUL ACCOUNTS    WRITE-OFFS      PERIOD
                                  ----------    ---------------------    ----------    ----------
Year ended December 31, 1997....     --                     --              --               --
Year ended December 31, 1998....     --                     --              --               --
Year ended December 31, 1999....     --                270,913              --          270,913

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(11) STOCKHOLDERS' EQUITY

     During 1997, 4,000,000 shares of common stock were sold in a private placement. Net proceeds to the Company were $4,715,687.

     In accordance with their original terms, during 1997 loan notes totaling NLG 832,000 ($435,558) were converted to common stock at a rate of NLG 18.756 for every forty shares, which resulted in the issuance of 1,774,600 shares.

     E-Pub Services Limited was the predecessor company to Uproar Limited. During 1997, 11,174,600 common shares in E-Pub Services Limited, representing 100% of the equity ownership, were exchanged at the ratio of 1:1 for the common shares in Uproar Limited, a company under common control, at that time a non-operating shell company.

     During 1998, 4,758,360 shares of common stock were sold in a private placement. Net proceeds to the Company were $9,666,464.

     In January 1999, 1,000,000 shares of common stock were sold in a private placement. Net proceeds to the Company totaled $9,344,654.

     In January 1999, 2,000,000 shares of common stock were issued to Pearson Television Limited in exchange for intangible benefits, advertising services and cash of $124,599. The fair value of the common stock issued was $24,780,474. See
Note 14(b).

     In January 1999, 43,360 shares of common stock were sold in a private placement for $250,000.

     On April 1, 1999 the par value of the Company's common stock was changed from 1 Irish Punt to $0.05. Subsequently the Company effected a 20 for 1 stock split. The net effect of these transactions was a $288,858 transfer from additional paid-in capital to common stock. All prior period stock transactions have been restated to reflect the impact of the stock split.

     In June 1999, 43,360 warrants, which had been issued by PrizePoint during 1998, were exercised at an aggregate exercise price of $250,000.

     In July 1999 the Company completed the sale of 2,832,000 shares on the EASDAQ stock exchange. Net proceeds to the Company totaled $30,347,116.

(12) STOCK COMPENSATION PLAN

     As of December 31, 1998 the Company had one stock-based compensation plan. The plan authorizes the granting of options to acquire the Company's common stock to selected key employees, who also may be officers, and to non-employee directors. Options granted prior to July 1, 1997 were granted with an exercise price above the common stock's market value at the date of grant and became fully exercisable on December 31, 1997. The original expiration date of these options was also December 31, 1997. On December 31, 1997, the exercise price of these options was increased by 15% and the expiration date was extended to June 30, 1998. Compensation expense for the excess of the market value over the exercise price, aggregating $1,244,888 was recorded at that time. Generally 50% of the options granted under this plan vest and become fully exercisable two years from the date of grant and the remaining 50% vest and become fully exercisable three years from the date of grant. During 1998 and 1999 the Company granted options under this plan with exercise prices less than the fair value of the common stock which resulted in stock compensation expense of $1,406,623. This amount is recorded as compensation expense over the vesting periods, and amounted to $3,104 and $735,489 for the years ended December 31, 1998 and 1999, respectively.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(12) STOCK COMPENSATION PLAN -- (CONTINUED)
     During 1999, the Company established the Uproar Ltd. 1999 Share Option/Share Issuance Plan (the "1999 Plan"). The 1999 Plan authorizes the Company to grant options to its employees, non-employee directors and consultants to purchase up to 5,400,000 shares of the Company's common stock, as well as to issue shares directly to such persons without any intervening option grants. The exercise period for options granted under the Plan can be no more than ten years from the date of grant. The Company commenced granting options under the 1999 Plan in September, 1999 and the exercise price of each such option was the market value of a share of the Company's common stock on the date of grant.

     The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation plans. The compensation cost charged against income was $1,244,888, $3,104, and $735,489 for the years ended December 31, 1997, 1998 and 1999 respectively. Had compensation cost been determined in accordance with the provisions of SFAS No. 123, the Company's net loss and net loss per share would have been the pro forma amounts indicated below. The fair values of the options for the pro-forma calculations are computed using the Black-Scholes method.

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                1997           1998            1999
                                             -----------    -----------    ------------
Net Loss
  As reported..............................  $(3,828,745)   $(5,830,650)   $(38,724,641)
  Proforma.................................   (3,890,803)    (6,678,354)    (41,520,547)
Basic loss per share
  As reported..............................  $     (0.42)         (0.40)   $      (1.77)
  Proforma.................................        (0.43)         (0.45)          (1.90)
Weighted average shares outstanding........    9,034,928     14,697,112      21,909,456
Option pricing model assumptions:
  Expected dividend yield..................            0%             0%              0%
  Average option life......................    2.5 years        2 years       2.5 years
  Volatility...............................           70%            70%             60%
  Risk free interest rate..................            3%             3%              5%

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(12) STOCK COMPENSATION PLAN -- (CONTINUED)
     Stock option activity during the periods indicated is as follows:

                                                                              WEIGHTED
                                                             NUMBER OF        AVERAGE
                                                              OPTIONS      EXERCISE PRICE
                                                             ----------    --------------
Outstanding, December 31, 1996.............................   1,800,000        $ .74
  Granted..................................................     600,000         2.43
  Exercised................................................    (289,080)         .64
                                                             ----------        -----
Outstanding, December 31, 1997.............................   2,110,920         1.23
  Granted..................................................     329,200         2.32
  Exercised................................................  (1,524,240)         .77
  Cancelled................................................     (18,680)        2.44
                                                             ----------        -----
Outstanding, December 31, 1998.............................     897,200         2.39
  Granted..................................................   5,337,716         9.64
  Options assumed in PrizePoint acquisition................     124,080          .07
  Exercised................................................    (307,708)        8.41
  Cancelled................................................    (146,880)        4.76
                                                             ----------        -----
Outstanding, December 31, 1999.............................   5,904,408        $8.52
                                                             ==========        =====

     At December 31, 1999, the weighted-average exercise price and average remaining contractual life of outstanding options was $8.52 and 9.55 years remaining, respectively. 614,690 shares are available for grants under the 1999 Plan and 2,222,912 shares are exercisable at December 31, 1999.

          OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
----------------------------------------   ----------------------------
                   WEIGHTED-AVERAGE
              --------------------------                   WEIGHTED-
  NUMBER       EXERCISE      REMAINING       NUMBER         AVERAGE
OUTSTANDING     PRICES     LIFE IN YEARS   EXERCISABLE   EXERCISE PRICE
-----------   ----------   -------------   -----------   --------------
    34,000    $      .01       7.52            14,228        $  .01
    78,986           .10       9.27            35,326           .10
   911,720          2.21       8.62           695,706          2.21
 3,580,458          9.43       9.71         1,273,488          9.43
 1,200,000         10.82       9.81           204,164         10.82
    33,702         11.15       9.78                --            --
    42,882         16.09       9.87                --            --
    22,660         17.27       9.96                --            --
 ---------    ----------                    ---------        ------
 5,904,408    $.01-17.27       9.55         2,222,912        $ 7.09
 =========    ==========                    =========        ======

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(13) INCOME TAXES

     The Company's income tax expense is comprised of the following:

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1997      1998      1999
                                                          ------    ------    -------
Current tax expense
  United States.........................................  $   --    $   --    $    --
  Foreign...............................................   5,582     9,020     28,000
                                                          ------    ------    -------
Total income tax expense................................  $5,582    $9,020    $28,000
                                                          ======    ======    =======

                                                      YEAR ENDED DECEMBER 31,
                                             ------------------------------------------
                                                1997           1998            1999
                                             -----------    -----------    ------------
Sources of loss before income tax
  United States............................  $(1,060,562)   $(4,455,439)   $(22,848,393)
  Foreign..................................   (2,762,601)    (1,366,191)    (15,848,248)
                                             -----------    -----------    ------------
Loss before income taxes...................  $(3,823,163)   $(5,821,630)   $(38,696,641)
                                             ===========    ===========    ============

     The components of the net deferred tax asset as of December 31, 1998 and 1999 consist of the following:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                              1998            1999
                                                           -----------    ------------
Deferred tax assets:
  United States net operating loss carryforwards.........    2,146,000      10,864,000
  Accounts receivable allowances.........................           --         108,000
  Accrued liabilities....................................       61,000         374,000
  United Kingdom net operating loss carryforwards........      137,000         323,000
                                                           -----------    ------------
                                                             2,344,000      11,669,000
  Less valuation allowance...............................   (2,344,000)    (11,669,000)
                                                           -----------    ------------
Deferred tax assets, net.................................  $        --    $         --
                                                           ===========    ============

     The net operating loss carryforwards are comprised of the losses incurred in the UK and US subsidiaries. The Bermudan company enjoys tax-free status and the only other subsidiary which is in Hungary, has been profitable.

     Realization of deferred tax assets is dependent upon future earnings, if any. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that it is not more likely than not that these assets will be realized. No income tax benefit has been recorded for all periods presented because of the valuation allowance.

     At December 31, 1999, the US subsidiary has a federal net operating loss carryforward for income tax purposes of approximately $27,160,000. There can be no assurance that the Company will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards are available to offset future taxable income and expire in various amounts through 2019.

     Due to the "change in ownership" provisions in Section 382 of the Internal Revenue Code, the availability of the Company's US net operating loss carryforwards will be subject to an annual limitation against taxable income in future periods, which could substantially limit the eventual utilization of these carryforwards.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(14) SIGNIFICANT AGREEMENTS

  (a) Cable and Wireless

     On December 23, 1998, the Company entered into an agreement with Cable & Wireless Communications ("CWC"), the largest cable television franchise owner in the UK. The agreement provides for CWC to display up to 14 Uproar game shows on an interactive service offered via its digital cable television which was launched by CWC on October 15, 1999. The agreement provides for the Company to have an anchor position within the games and entertainment channel on the CWC service and to participate in promotional opportunities on the service. The Company pays CWC an annual maintenance fee which is included in cost of revenues for which CWC guarantees placement within the service. The amount paid through December 31, 1999 was approximately $11,000. The agreement provides that CWC is entitled to additional fees equal to a percentage of net advertising and sponsorship revenue generated by the Company and arising directly from games displayed upon the interactive service. The agreement is for an initial three-year period from launch of the Uproar games on the CWC interactive service, and then automatically continuing with a provision for a six-month notice of cancellation. Two months of the annual fee has been paid and recognized as an expense as of December 31, 1999.

  (b) Pearson Television

     On January 13, 1999, the Company entered into an agreement with Pearson Television Limited ("Pearson"), whereby Pearson acquired 2,000,000 common shares of the Company in exchange for intangible assets, advertising services to be provided over a thirty-month period commencing April 1, 1999 and cash of $124,599.

     The market value of the common shares acquired by Pearson was $24,780,474 of which $24,655,875, net of the $124,599 cash payment was attributable to intangible assets and prepaid advertising services. In accounting for the transaction the Company capitalized intangible assets of $16,673,875 and prepaid advertising services of $7,982,000, their estimated fair value. For the year ended December 31, 1999, amortization of intangible assets was $6,063,227 and amortization of prepaid advertising services amounting to $1,338,999 was recorded as advertising expense.

     Should Pearson meet certain television distribution targets for its game shows in the United States, they will be granted 400,000 additional common shares between September 1999 and August 2000 and a further 400,000 shares between September 2000 and August 2001. See note 15.

     Included in the intangible assets, Uproar acquired a license to create and use the English language Internet versions of certain Pearson game shows during the thirty-three month term of the agreement. The Company pays Pearson a royalty for the rights and license to use the game show formats on its Web sites, equal to a percentage of gross advertising and other revenue generated from the use of the licensed Internet games. Additional royalties are due to Pearson for a percentage of net advertising and other revenues generated by the licensed game shows, as defined in the agreement, subject to a minimum guaranteed amount of $400,000 for the term of the agreement. The minimum guaranteed amount of $400,000 is due in two equal installments on July 15, 1999 and July 15, 2000 and represents the minimum due for each of the two television broadcast years measured from September 1999 to September 2001. The initial payment was recorded as a prepayment with $50,000 expensed in the year ended December 31, 1999.

  (c) Telefonica

     On September 29, 1999, the Company entered an agreement with Telefonica Interactiva De Contenidos ("Telefonica"), a Spanish corporation, to establish and develop Uproar products and the Uproar media property in the Spanish and Portuguese languages. The agreement requires Uproar to license distribution

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(14) SIGNIFICANT AGREEMENTS -- (CONTINUED) rights to Telefonica, and provide services and support to Telefonica for the operations of the Web sites in exchange for which Telefonica has agreed to pay Uproar exclusivity fees. Such fees are recognized as revenue ratably over the related contractual period. Telefonica will display the Uproar Web sites online for the Spanish and Portuguese language markets from Telefonica's Terra.com Web sites. Telefonica sells advertising displayed with Uproar games on their Web sites and remits a percentage of the revenues to the Company, which is recognized as revenue by the Company when the advertisements are displayed. The agreement term is for an initial three-year period from the date of the agreement, after which it can be extended for an additional twelve-month period.

(15) COMMITMENTS AND CONTINGENCIES

  (a) Pearson Television

     Under the terms of the Pearson agreement (see note 14(b)), should Pearson meet certain television distribution targets for its game shows in the United States, they will be granted 400,000 additional common shares between September 31, 1999 and August 2000 and a further 400,000 shares between September 2000 and August 2001. Since, as of December 31, 1999 it is not considered probable that the distribution target under the Pearson Television agreement will be met, no accounting has been provided for this transaction in these consolidated financial statements.

  (b) Other commitment

     In connection with two office leases the Company has letters of credit outstanding for approximately $604,275. The cash balances supporting the letters of credit are reported as restricted cash.

(16) LEASES

     The Company has several non-cancelable operating leases, primarily for office space. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was $105,645, $159,121, and $652,642 for the years ended December 31, 1997, 1998, and 1999 respectively. The interest rate on the capital leases was approximately 1%.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(16) LEASES -- (CONTINUED)
     Future minimum lease payments under non-cancelable leases (with initial or remaining lease terms in excess of one year) as of December 31, 1999 are:

                                                              CAPITAL     OPERATING
                                                               LEASES       LEASES
                                                              --------    ----------
Year ended December 31,
  2000......................................................   107,989       822,222
  2001......................................................    54,228       800,439
  2002......................................................        --       618,021
  2003......................................................        --       612,301
  2004......................................................        --       548,541
  Thereafter................................................        --        90,289
                                                              --------    ----------
Total minimum lease payments................................  $162,212    $3,491,813
                                                                          ==========
Less amounts representing interest..........................    (7,754)
                                                              --------
Current portion of capital leases...........................   102,777
                                                              --------
Long term capital lease obligation..........................  $ 51,681
                                                              ========

(17) SEGMENT REPORTING

     In presenting segment information the Company has applied the provisions of SFAS No. 131. The Company has determined that it does not have any separately reportable business segments.

     The Company attributes revenues to different geographic areas on the basis of the location of the customer. Revenues by geographic area are as follows:

                                                               REVENUES
                                                 -------------------------------------
                                                        YEAR ENDED DECEMBER 31,
                                                 -------------------------------------
                                                   1997         1998          1999
                                                 --------    ----------    -----------
United States..................................  $332,555    $1,545,663    $ 9,966,057
England........................................     8,727        83,120        246,336
Hungary........................................     6,612            --             --
Germany........................................        --            --         54,134
Other..........................................       815         4,186        125,000
                                                 --------    ----------    -----------
Total..........................................  $348,709    $1,632,969    $10,391,527
                                                 ========    ==========    ===========

     Included in revenues in the United States for the year ended December 31, 1999 is $15,145 relating to the sale of merchandise through the Company Web site. There were no such revenues in prior periods.

                          UPROAR INC. AND SUBSIDIARIES
                             (FORMERLY UPROAR LTD.)

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(17) SEGMENT REPORTING -- (CONTINUED)
     Investment in long-lived assets by geographic area are as follows:

                                                             PROPERTY AND EQUIPMENT AND
                                                                  INTANGIBLE ASSETS
                                                             ---------------------------
                                                                    DECEMBER 31,
                                                             ---------------------------
                                                                1998            1999
                                                             -----------    ------------
United States..............................................  $  962,880     $15,394,683
England....................................................      35,399          89,496
Ireland....................................................      20,532              --
Hungary....................................................     108,040         184,618
Germany....................................................          --          12,019
Bermuda....................................................      32,472              --
                                                             ----------     -----------
Total......................................................  $1,159,323     $15,680,816
                                                             ==========     ===========

(18) PENSION AND OTHER POST-RETIREMENT PLANS

     Effective January 1, 1998, the Company established a 401(k) salary deferral plan (the "401(k) Plan") on behalf of its U.S. employees. The 401(k) Plan is a qualified defined contribution plan and allows employees to defer up to 15% of their compensation, subject to certain limitations. Under the 401(k) Plan, the Company has the discretion to match contributions made by the employee. The Company made no matching contributions in 1998 or 1999.

(19) SUBSEQUENT EVENTS

     On December 16, 1999, Uproar Inc., was incorporated in the state of Delaware. On January 26, 2000 Uproar Ltd. was redomesticated from Bermuda to the state of Delaware and became a Delaware corporation. On January 27, 2000, Uproar Inc. was merged into Uproar Ltd. whereby each ordinary share of the Bermuda Company became one share of common stock of the Delaware corporation, which was accounted for as a transaction between companies under common control. Simultaneous with the merger, Uproar Inc. increased its number of authorized common stock to 112,000,000, with par value $.01 per share.

     On February 2, 2000, the Company sold 1,265,372 shares of common stock for net proceeds of approximately $25 million to Trans Cosmos USA, Inc. (TCUI). Approximately $63,000 of the net proceeds will be allocated to common stock and the remainder, or approximately $24,937,000, will be added to additional paid-in capital. The Common Stock Purchase agreement provides that the Company and TCUI intend to form a Japanese joint venture to produce a Japanese-localized version of Uproar's Web site, uproar.com. The joint venture would be owned equally and Uproar and TCUI will contribute to the joint venture $500,000 and $4,500,000, respectively. Uproar would receive an annual royalty fee from the joint venture for licensing its intellectual property.

     On February 4, 2000 the Company declared a 2-for-1 common stock split for shareholders of record on February 18, 2000, effected in the form of a stock dividend. All prior period stock transactions and amounts have been restated to reflect the impact of the stock split.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PrizePoint Entertainment Corporation:

     We have audited the accompanying balance sheet of PrizePoint Entertainment Corporation (a Delaware corporation) as of December 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from inception (March 4, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PrizePoint Entertainment Corporation as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (March 4, 1998) to December 31, 1998, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP
New York, New York
April 29, 1999

                      PRIZEPOINT ENTERTAINMENT CORPORATION

                                 BALANCE SHEETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1998           1999
                                                              ------------    -----------
                                                                              (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 1,870,075     $ 1,244,072
  Accounts receivable.......................................           --          21,250
  Prepaid expenses and other current assets.................           --          40,054
                                                              -----------     -----------
     Total current assets...................................    1,870,075       1,305,376
Property and Equipment, net.................................      127,337         366,219
Deposits and Other Assets...................................       61,239          78,495
                                                              -----------     -----------
     Total assets...........................................  $ 2,058,651     $ 1,750,090
                                                              ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $    63,457     $   146,634
  Accrued expenses..........................................       25,867          33,497
  Current portion of capital lease obligations..............       25,949         102,777
                                                              -----------     -----------
     Total current liabilities..............................      115,273         282,908
Capital Lease Obligations...................................       15,134         107,513
Commitments (Note 7)
Stockholders' Equity:
  Preferred Stock, $.01 par value; 5,000,000 shares
     authorized:
  Series A Preferred Stock, 645,000 shares designated,
     issued and outstanding as of December 31, 1998 and
     March 31, 1999 (unaudited), respectively; liquidation
     value of $645,000......................................        6,450           6,450
  Series B Preferred Stock, 495,049 shares designated;
     412,541 and 453,795 shares issued and outstanding as of
     December 31, 1998 and March 31, 1999 (unaudited),
     respectively; liquidation value of $2,500,000 and
     $2,750,000 (unaudited), respectively...................        4,125           4,538
  Common stock, $.01 par value; 10,000,000 shares authorized
     1,186,667 shares issued and outstanding as of December
     31, 1998 and March 31, 1999 (unaudited),
     respectively...........................................       11,867          11,867
  Additional paid-in capital................................    3,134,425       3,384,012
  Accumulated deficit.......................................   (1,228,623)     (2,047,198)
                                                              -----------     -----------
     Total stockholders' equity.............................    1,928,244       1,359,669
                                                              -----------     -----------
     Total liabilities and stockholders' equity.............  $ 2,058,651     $ 1,750,090
                                                              ===========     ===========

      The accompanying notes are an integral part of these balance sheets.

                      PRIZEPOINT ENTERTAINMENT CORPORATION

                            STATEMENTS OF OPERATIONS

                                                              FOR THE PERIOD
                                                              FROM INCEPTION    FOR THE THREE
                                                                (MARCH 4,          MONTHS
                                                                 1998) TO           ENDED
                                                               DECEMBER 31,       MARCH 31
                                                                   1998             1999
                                                              --------------    -------------
Revenues....................................................   $        --        $  47,750
                                                               -----------        ---------
Costs and Expenses:
  Direct costs..............................................       353,279          305,385
  Selling and marketing expenses............................       214,290          209,299
  General and administrative expenses.......................       675,514          321,535
                                                               -----------        ---------
     Operating loss.........................................    (1,243,083)        (836,219)
Other Income (Expense):
  Interest income, net......................................        14,460           17,644
                                                               -----------        ---------
     Loss before income taxes...............................    (1,228,623)        (818,575)
  Benefit for Income Taxes..................................            --               --
                                                               -----------        ---------
     Net loss...............................................   $(1,228,623)       $(818,575)
                                                               ===========        =========
Per Share Information:
  Net loss per share--
     Basic and Diluted......................................   $     (1.04)       $    (.68)
                                                               -----------        ---------
  Weighted average common shares outstanding--
     Basic and Diluted......................................     1,186,667        1,186,667
                                                               ===========        =========

        The accompanying notes are an integral part of these statements.

                      PRIZEPOINT ENTERTAINMENT CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                           SERIES A              SERIES B
                                        PREFERRED STOCK       PREFERRED STOCK          COMMON STOCK
                                      -------------------   -------------------   ----------------------     ADDITIONAL
                                      SHARES    PAR VALUE   SHARES    PAR VALUE     SHARES     PAR VALUE   PAID-IN CAPITAL
                                      -------   ---------   -------   ---------   ----------   ---------   ---------------
Balance, March 4, 1998..............       --    $   --          --    $   --             --    $    --      $       --
  Issuance of common stock..........       --        --          --        --      1,186,667     11,867              --
  Issuance of Series A Preferred
     Stock..........................  645,000     6,450          --        --             --         --         638,550
  Issuance of Series B Preferred
     Stock..........................       --        --     412,541     4,125             --         --       2,495,875
  Net loss..........................       --        --          --        --             --         --              --
                                      -------    ------     -------    ------     ----------    -------      ----------
Balance, December 31, 1998..........  645,000     6,450     412,541     4,125      1,186,667     11,867       3,134,425
  Issuance of Series B Preferred
     Stock..........................       --        --      41,254       413             --         --         249,587
  Net loss..........................       --        --          --        --             --         --              --
                                      -------    ------     -------    ------     ----------    -------      ----------
Balance, March 31, 1999
  (unaudited).......................  645,000    $6,450     453,795    $4,538      1,186,667    $11,867      $3,384,012
                                      =======    ======     =======    ======     ==========    =======      ==========


                                      ACCUMULATED
                                        DEFICIT        TOTAL
                                      -----------   -----------
Balance, March 4, 1998..............  $        --   $        --
  Issuance of common stock..........           --        11,867
  Issuance of Series A Preferred
     Stock..........................           --       645,000
  Issuance of Series B Preferred
     Stock..........................           --     2,500,000
  Net loss..........................   (1,228,623)   (1,228,623)
                                      -----------   -----------
Balance, December 31, 1998..........   (1,228,623)    1,928,244
  Issuance of Series B Preferred
     Stock..........................           --       250,000
  Net loss..........................     (818,575)     (818,575)
                                      -----------   -----------
Balance, March 31, 1999
  (unaudited).......................  $(2,047,198)  $ 1,359,669
                                      ===========   ===========

        The accompanying notes are an integral part of these statements.

                      PRIZEPOINT ENTERTAINMENT CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                FOR THE PERIOD      FOR THE THREE
                                                                FROM INCEPTION         MONTHS
                                                              (MARCH 4, 1998) TO        ENDED
                                                                 DECEMBER 31,         MARCH 31,
                                                                     1998               1999
                                                              ------------------    -------------
                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................     $(1,228,623)        $ (818,575)
Adjustments to reconcile net loss to net cash used in
  operating activities -- Depreciation and amortization.....          23,156             19,875
  Changes in assets and liabilities --
     Increase in accounts receivable........................              --            (21,250)
     Increase in prepaid expenses and other current
       assets...............................................              --            (40,054)
     Increase in deposits and other assets..................         (61,239)           (17,256)
     Increase in accounts payable...........................          63,457             83,177
     Increase in accrued expenses...........................          25,867              7,630
                                                                 -----------         ----------
     Net cash used in operating activities..................      (1,177,382)          (786,453)
                                                                 -----------         ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment..........................         (98,598)           (72,747)
                                                                 -----------         ----------
     Net cash used in investing activities..................         (98,598)           (72,747)
                                                                 -----------         ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease obligations......................         (10,812)           (16,803)
Issuance of Series A Preferred Stock........................         645,000                 --
Issuance of Series B Preferred Stock........................       2,500,000            250,000
Issuance of common stock....................................          11,867                 --
                                                                 -----------         ----------
     Net cash provided by financing activities..............       3,146,055            233,197
                                                                 -----------         ----------
     Net increase (decrease) in cash and cash equivalents...       1,870,075           (626,003)
Cash and Cash Equivalents, beginning of period..............              --          1,870,075
                                                                 -----------         ----------
Cash and Cash Equivalents, end of period....................     $ 1,870,075         $1,244,072
                                                                 ===========         ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest....................     $        --         $       --
Cash paid for income taxes..................................              --                 --
Capital lease obligations...................................          56,608            186,010

        The accompanying notes are an integral part of these statements.

                      PRIZEPOINT ENTERTAINMENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     PrizePoint Entertainment Corporation ("PrizePoint" or the "Company") was formed as a Delaware corporation on March 4, 1998. The Company is engaged in the marketing and promotion forum of games of chance and advertising via its Internet web site. Individuals or "players" can log on to the Company's site and earn points for participating in the various product and trivia promotions offered in the Company's site. Individuals can redeem these points for various awards. Sponsors provide some of the awards and gifts for the winning participants in exchange for advertising services.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     Revenues are derived from the sale of advertising on the Company's web site. Advertising revenues are recognized in the period the advertisement is displayed provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of "impressions", or number of times that any advertisement is viewed by users on the Company's web sites. To the extent minimum guaranteed impressions are not met, the Company defers recognition of the corresponding revenues until guaranteed impression levels are achieved.

  Direct Costs

     Direct costs consist primarily of cash prizes paid to participants, payroll and related expenses for personnel, systems consultants and systems and telecommunications infrastructures for web site development. To date, all direct costs have been expensed as incurred.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  Property and Equipment, net

     Property and equipment are recorded at cost and depreciated on the straight-line method over their estimated useful lives, ranging from three to five years.

     Costs of maintenance and repairs are charged to expense as incurred.

  Accounting for Long-Lived Assets

     The Company accounts for long-lived assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement establishes financial accounting and reporting standards for the impairment of long-lived assets and for long-lived assets to be disposed of. Management has performed a review of all long-lived assets and has determined that no impairment of the respective carrying value has occurred as of December 31, 1998.

                      PRIZEPOINT ENTERTAINMENT CORPORATION

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) Income Taxes

     The Company accounts for its income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the estimated future tax effects of events that have been recognized in the financial statements or income tax returns. Under this method, deferred tax liabilities and assets are determined based on differences between the financial accounting and income tax bases of assets and liabilities, and the use of carryforwards, if any, using enacted tax rates in effect for the years in which the differences and carryforwards are expected to reverse and be utilized. Any deferred assets have been reserved for their full value until the future realizability can be determined.

  Stock-Based Compensation

     The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation expense related to employee stock options is recorded only if, on the date of grant, the fair value of the underlying stock exceeds the exercise price. The Company adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and to provide pro forma net income (loss) and pro forma earnings per share disclosures (Note 8) for employee stock options as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

     The Company accounts for nonemployee stock-based awards in which goods or services are the consideration received for the equity instruments issued based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily determinable.

  Basic and Diluted Net Loss Per Common Share

     The Company accounts for net loss per common share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128, basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive common equivalent shares outstanding during the period. Common equivalent shares have been excluded from the calculation of diluted earnings per share, as their effect is anti-dilutive.

  Business and Credit Concentrations

     Financial instruments, which subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying amounts of these instruments approximate fair value. The carrying amount of the Company's capital leases approximate the fair value of these instruments based upon management's best estimate of interest rates.

     The Company maintains cash with a domestic financial institution. The Company performs periodic evaluations of the relative credit standing of this institution. From time to time, the Company's cash balances with this financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

  Unaudited Interim Financial Statements

     The unaudited consolidated financial information included herein for the three months ended March 31, 1999, has been prepared in accordance with generally accepted accounting principles for interim financial statements. In the opinion of the Company, these unaudited financial statements, reflect all adjustments necessary, consisting of normal recurring adjustments, for a fair presentation of such data on a basis consistent

                      PRIZEPOINT ENTERTAINMENT CORPORATION

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) with that of the audited data presented herein. The results of operations for interim periods are not necessarily indicative of the results expected for a full year.

  Recently Issued Accounting Standards

     In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. The Company adopted this statement in 1998. The adoption of this statement did not have an impact on the Company's financial condition or results of operations. Accordingly, the Company's comprehensive net loss is equal to its net loss for the period from inception (March 4, 1998) to December 31, 1998.

     Additionally, in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. The Company adopted this statement in 1998. In the initial year of application, comparative information for earlier years must be restated. Management has determined that it does not have any separately reportable business segments.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 31, 1998. The Company has expensed all software development costs and does not expect the adoption of SOP 98-1 to have a material effect on its financial statements.

2. PROPERTY AND EQUIPMENT, NET

     Property and equipment consist of the following at December 31, 1998:

Computer equipment and software.............................  $121,601
  Furniture and fixtures....................................    28,892
                                                              --------
                                                               150,493
  Less -- Accumulated depreciation and amortization.........    23,156
                                                              --------
                                                              $127,337
                                                              ========

3. ACCRUED EXPENSES

     Accrued expenses consist of the following at December 31, 1998:

Accrued Vacation............................................  $15,835
Accrued Rent................................................   10,032
                                                              -------
     Total..................................................  $25,867
                                                              =======

                      PRIZEPOINT ENTERTAINMENT CORPORATION

4. INCOME TAXES

     No provision for U.S. federal or state income taxes has been recorded for the period from inception (March 4, 1998) to December 31, 1998 as the Company has incurred an operating loss.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes at December 31, 1998 are as follows:

Deferred tax assets, net:
  Net operating loss carryforwards..........................  $ 493,334
  Other.....................................................      5,000
                                                              ---------
                                                                498,334
Less -- Valuation allowance.................................   (498,334)
                                                              ---------
  Deferred tax assets, net..................................  $      --
                                                              =========

     Realization of deferred tax assets is dependent upon future earnings, if any. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that it is not more likely than not that these assets will be realized. No income tax benefit has been recorded for the period from inception (March 4, 1998) to December 31, 1998 as a result of the valuation allowance.

     As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $1,229,000. There can be no assurance that the Company will realize the benefit of the net operating loss carryforwards. The federal net operating loss carryforwards are available to offset future taxable income and expire in 2019 if not utilized.

5. CAPITAL LEASE OBLIGATIONS

     At December 31, 1998 the Company was committed under a capital lease agreement for office equipment. The asset and liability under the capital lease is recorded at the lower of the present value of minimum lease payments or the fair market value of the asset. The interest rate on the capital lease was approximately 1% at December 31, 1998.

     Future minimum payments under the capital lease agreements are as follows:

Year ending December 31:
  1999......................................................    $28,308
  2000......................................................     16,513
                                                                -------
Total minimum lease payments................................     44,821
Less--
Amounts representing interest...............................      3,738
                                                                -------
                                                                 41,083
Current portion.............................................     25,949
                                                                -------
Long-term portion...........................................    $15,134
                                                                =======

6. STOCKHOLDERS' EQUITY

  Preferred Stock

     The Company's stockholders authorized 5,000,000 shares of preferred stock. The Company has designated 645,000 shares as Series A Preferred Stock and 495,049 shares as Series B Preferred Stock.

                      PRIZEPOINT ENTERTAINMENT CORPORATION

6. STOCKHOLDERS' EQUITY -- (CONTINUED)
  Series A Preferred

     On April 1, 1998, the Company sold 645,000 shares of Series A Preferred Stock for net proceeds of $645,000. The Series A Preferred Stock is convertible into an equal number of common shares at the holder's option, subject to adjustment for antidilution, and is automatically converted to common stock in the event of a public offering of securities of the Company. The holders of Series A Preferred Stock are entitled to receive dividends as and if declared by the Board of Directors. In the event of liquidation or dissolution of the Company, the holders of Series A Preferred Stock are entitled to receive all accrued dividends, if applicable, plus a liquidation price per share of $1.00.

     Subject to certain provision, registration rights, as defined in the Certificate of Designation of Series A Convertible Preferred Stock agreement, may be exercised after the earlier of (a) the date specified by a vote or written consent or agreement of holders of at least two-thirds of the shares of Series A Preferred Stock then outstanding, approving such conversion, or (b) the effective date of the first registration statement for a public offering of securities of the Company.

  Series B Preferred Stock

     On December 8, 1998, the Company sold 412,541 shares of Series B Preferred Stock for net proceeds of $2,500,000. The Series B Preferred Stock is convertible into an equal number of common shares at the holder's option, subject to adjustment for antidilution, and is automatically converted to common stock in the event of a public offering of securities of the Company. The holders of Series B Preferred Stock are entitled to receive dividends as and if declared by the Board of Directors. In the event of liquidation or dissolution of the Company, the holders of Series B Preferred Stock are entitled to receive all accrued dividends, if applicable, plus a liquidation price per share of $6.06. Certain of the Series B Preferred Stock holders also received warrants to receive 41,254 common shares into Series B Convertible Preferred Stock of the Company at a purchase price equal to $6.06 per share. The warrants expire at the earlier of (a) 18 months after the effective date of the registration statement for an initial public offering by the Company and with a price per share of not less than $6.06 and (b) 60 months after the first date set forth above.

     Subject to certain provisions, registration rights, as defined in the Certificate of Designation of Series B Convertible Preferred Stock agreement, may be exercised after the earlier of (a) the date specified by vote or written consent or agreement of holders of at least two-thirds of the shares of Series B Preferred Stock then outstanding, approving such conversion, or (b) the effective date of the first registration statement for a public offering of securities of the Company.

  Common Stock

     The Company issued 1,186,667 common shares to its founders in April 1998 for total proceeds of $11,867.

                      PRIZEPOINT ENTERTAINMENT CORPORATION

7. COMMITMENTS

  Operating Leases

     The Company leases office space, equipment security and trash removal services under operating leases expiring through February 29, 2004. At December 31, 1998, minimum lease commitments under noncancelable leases are as follows:

                                                                            EQUIPMENT/
                                                                OFFICE       SERVICES
                                                              ----------    ----------
1999........................................................  $  245,040      $2,225
2000........................................................     293,005       1,781
2001........................................................     299,480       1,194
2002........................................................     305,469         684
2003........................................................     320,818         342
Thereafter..................................................      54,190          --
                                                              ----------      ------
                                                              $1,518,002      $6,226
                                                              ==========      ======

     Rent expense for the year ended December 31, 1998 was $97,545 for office space.

  Advertising and Sponsorship Contracts

     The Company entered into several advertising and sponsorship agreements with third parties, with terms ranging from one to six months whereby the Company provides advertising in exchange for cash payments or goods. The goods are used as awards for winning participants in the Company's online games and sweepstakes. No revenue was earned on such contracts for the year ended December 31, 1998.

8. STOCK OPTIONS

     On April 1, 1998, in order to promote the interests of the Company and retain persons necessary for the success of the Company, the Company adopted its 1998 Stock Option Plan ("Option Plan") covering up to 150,000 shares, pursuant to which employees (including officers), directors and independent contractors of the Company and its present or future subsidiaries and affiliates are eligible to receive incentive and/or nonstatutory stock options. The Option Plan, which expires within ten years, will be administered by the Plan Administrator. The selection of participants, allotment of units, determination of price and other conditions relating to the purchase of options will be determined by the Plan Administrator. Options granted under the Option Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price, which may be less than, equal to or greater than the fair market value per unit on the date of the grant. Incentive Options, however, may only be granted to employees, the exercise price per share may not be less than 100% of the fair market value per share of common stock on the option grant date, and for a stockholder owning more than 10% of the outstanding common stock, its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant.

     Pursuant to SFAS No. 123, the Company has elected to account for its Option Plan under APB Opinion No. 25, under which no compensation expense is recognized for unit option awards granted at or above fair market value. In 1998, the Company granted 95,000 incentive stock options to various employees. The option exercise price equals the stock's fair market value at the grant date, and the options are exercisable over a four-year period, with 25% of options granted becoming exercisable on the one-year anniversary of the grant date and the remaining options becoming exercisable at the rate of 1/48 at the end of each month thereafter. All options will terminate no later than 10 years from the date of grant. Under SFAS No. 123, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service (or vesting) period. For the year ended December 31, 1998, the compensation cost for this plan determined in

                      PRIZEPOINT ENTERTAINMENT CORPORATION

8. STOCK OPTIONS -- (CONTINUED)
accordance with SFAS No. 123, net of compensation expense recognized under APB No. 25, is an immaterial amount. As such the Company's pro-forma net loss has not been presented.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                              NUMBER
                                          OUTSTANDING AT        WEIGHTED            WEIGHTED
                                           DECEMBER 31,     AVERAGE REMAINING       AVERAGE
                                               1998         CONTRACTUAL LIFE     EXERCISE PRICE
                                          --------------    -----------------    --------------
$.01....................................      40,000              9.56                $.01
$.10....................................      55,000              9.95                $.10
                                              ------
                                              95,000
                                              ======

     As of December 31, 1998, none of the outstanding options were exercisable. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 4.87 percent; expected dividend yield of 0 percent; expected life of 5 years; expected volatility of 100 percent.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                  DECEMBER 31, 1998
                                                              --------------------------
                                                                        WEIGHTED AVERAGE
                                                              SHARES     EXERCISE PRICE
                                                              ------    ----------------
Outstanding at beginning of period..........................      --          $ --
  Granted...................................................  95,000           .06
  Cancelled.................................................      --            --
  Terminated................................................      --            --
  Exercised.................................................      --            --
Outstanding at end of period................................  95,000          $.06
                                                              ======          ====
Options exercisable at end of period                              --
                                                              ------
Weighted average fair value of options granted..............  $  .05
                                                              ======

9. SUBSEQUENT EVENTS

     On January 7, 1999, the Company issued additional 41,254 shares of Series B Preferred stock for $250,000 in proceeds.

     On April 29, 1999 the Company entered into a merger agreement with Uproar Ltd., a Bermuda corporation, which is a provider of online entertainment and game shows. Under the provisions of the merger agreement, each share of common and preferred stock of the Company will be converted into and exchanged for common stock of Uproar Ltd. based upon a stated conversion rate.

                                 IWIN.COM, INC.

                       UNAUDITED CONDENSED BALANCE SHEET
                                 JUNE 30, 2000

ASSETS
Current assets:
  Cash and cash equivalents.................................  $  8,283,611
  Accounts receivable, net..................................     4,532,139
  Prepaid expenses and other current assets.................     1,684,173
                                                              ------------
Total current assets........................................    14,499,923
Property and equipment:
  Computer and office equipment.............................     2,925,534
  Leasehold improvements....................................     1,608,520
  Computer software and website development costs...........       402,954
  Furniture and fixtures....................................       543,246
                                                              ------------
                                                                 5,480,254
Accumulated depreciation....................................    (1,053,399)
                                                              ------------
Net property and equipment..................................     4,426,855
Deposits....................................................     1,039,960
                                                              ------------
Total assets................................................  $ 19,966,738
                                                              ============
Liabilities and stockholders's equity
Current liabilities:
  Accounts payable..........................................  $  2,092,934
  Accrued expenses..........................................     2,677,707
  Obligations under capital lease, current portion..........       429,910
                                                              ------------
Total current liabilities...................................     5,200,551
  Obligations under capital leases, less current portion....       930,516
  Note Payable..............................................        71,165
Stockholders' equity:
  Preferred stock:
     Series A Preferred Stock, $.001 par value, 2,275,000
      shares authorized, 2,250,000 issued and outstanding...         2,250
     Series B Preferred Stock, $.001 par value, 5,177,865
      shares authorized, issued and outstanding.............         5,178
  Common Stock, $.001 par value, 25,000,000 shares
     authorized; 6,968,189 shares issued and outstanding....         6,968
  Additional paid-in capital................................    37,754,395
  Receivable from stockholders..............................      (482,238)
  Deferred compensation.....................................    (4,297,430)
  Accumulated deficit.......................................   (19,224,617)
                                                              ------------
Total stockholders' equity..................................    13,764,506
                                                              ------------
Total liabilities and stockholders' equity..................  $ 19,966,738
                                                              ============

                                 IWIN.COM, INC.

                  UNAUDITED CONDENSED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

Net revenues................................................    $  8,180,826
Cost of revenues............................................       4,763,887
                                                                ------------
Gross profit................................................       3,416,939
Operating expenses:
  Sales and marketing.......................................      12,427,645
  Product and Technology Development........................       1,574,157
  General and Administrative................................       5,333,959
                                                                ------------
          Total operating expenses..........................      19,335,761
                                                                ------------
Operating loss..............................................     (15,918,822)
Other income (expense):
  Interest income, net......................................         585,087
  Loss from disposal of property and equipment..............         (63,755)
  Other income..............................................          41,604
                                                                ------------
Total other income..........................................         562,936
                                                                ------------
Loss before provision for income taxes......................     (15,355,886)
Provision for income taxes..................................          (9,523)
                                                                ------------
Net loss....................................................    $(15,365,409)
                                                                ============
Net loss per common share...................................    $      (2.25)
Weighted average number of shares outstanding...............       6,826,734

                                 IWIN.COM, INC.

                  UNAUDITED CONDENSED STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000

OPERATING ACTIVITIES
Net loss....................................................  $(15,365,409)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..............................................       697,878
  Stock issued for services.................................       287,375
  Amortization of deferred compensation.....................       826,183
  Loss on disposal of property and equipment................        63,754
  Interest income resulting from exercise of stock options
     for notes receivable...................................        (9,610)
Changes in operating assets and liabilities:
  Accounts receivable.......................................    (4,375,505)
  Prepaid expenses and other current assets.................    (1,638,907)
  Accounts payable..........................................     1,110,646
  Accrued expenses..........................................     2,386,463
  Due to stockholder........................................       (50,000)
                                                              ------------
  Net cash used in operating activities.....................   (16,067,132)
INVESTING ACTIVITIES
Capital expenditures for property and equipment.............    (2,989,839)
Deposits....................................................    (1,016,535)
                                                              ------------
Net cash used in investing activities.......................    (4,006,374)
                                                              ------------
FINANCING ACTIVITIES
Proceeds from issuance of Series B Preferred Stock, net.....     1,200,000
Proceeds from exercise of stock options.....................       205,156
Borrowings under equipment financing agreement..............        71,165
Principal payments under capital lease obligations..........      (128,667)
                                                              ------------
Net cash provided by financing activities...................     1,347,654
Net decrease in cash and cash equivalents...................   (18,725,852)
Cash and cash equivalents at beginning of period............    27,009,463
                                                              ------------
Cash and cash equivalents at end of period..................  $  8,283,611
                                                              ============
SUPPLEMENTAL DISCLOSURES
Interest paid...............................................        26,409
Income taxes paid...........................................         9,523
Purchase of equipment under capital lease obligation........     1,489,093

                                 IWIN.COM, INC.

              NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Unaudited Interim Condensed Financial Statements

     The unaudited interim financial statements of the Company as of June 30, 2000 and for the six months ended June 30, 2000, included herein have been prepared in accordance with Article 10 of Regulation S-X under the Securities Act of 1933, as amended. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

     In the opinion of management, the accompanying unaudited interim condensed financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 2000, and the results of its operations for the six months ended June 30, 2000 and its cash flows for the six months ended June 30, 2000.

     The results of operations for such period is not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited financial statements as of December 31, 1999, and for the period from July 8, 1999 (date of inception) through December 31, 1999 and related notes included elsewhere in the joint proxy statement/prospectus.

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
IWIN.COM, INC.

     We have audited the accompanying balance sheet of iwin.com, Inc. (the Company) as of December 31, 1999 and the related statements of operations, stockholders' equity, and cash flows for the period from July 8, 1999 (date of inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iwin.com, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the period from July 8, 1999 (date of inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has incurred significant operating losses since inception. In addition, successful completion of the Company's transition to profitable operations may be dependent upon obtaining additional financing to support the Company's operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                          ERNST & YOUNG LLP

Los Angeles, California
April 7, 2000

                                 IWIN.COM, INC.

                                 BALANCE SHEET
                               DECEMBER 31, 1999

ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $27,009,463
Accounts receivable, net....................................      156,634
Prepaid expenses and other current assets...................       65,770
                                                              -----------
     Total current assets...................................   27,231,867
                                                              -----------
PROPERTY AND EQUIPMENT:
Computer equipment..........................................      532,102
Leasehold improvements......................................      274,798
Computer software and website development costs.............      144,363
Furniture and fixtures......................................       50,059
                                                              -----------
                                                                1,001,322
Accumulated depreciation....................................     (291,767)
                                                              -----------
Net property and equipment..................................      709,555
Deposits....................................................       23,425
                                                              -----------
     Total assets...........................................  $27,964,847
                                                              ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable............................................  $   982,288
Accrued prize expenses......................................      223,212
Other accrued expenses......................................       68,032
Due to stockholder..........................................       50,000
                                                              -----------
     Total current liabilities..............................    1,323,532
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred Stock:
  Series A Convertible Preferred Stock, $0.001 par value,
     2,275,000 shares authorized, 2,250,000 shares issued
     and outstanding........................................        2,250
  Series B Convertible Preferred Stock, $0.001 par value,
     4,940,711 shares authorized, issued and outstanding....        4,941
Common Stock, $0.001 par value, 25,000,000 shares
  authorized; 6,625,000 shares issued and outstanding.......        6,625
Additional paid-in capital..................................   33,406,483
Deferred compensation.......................................   (2,919,775)
Accumulated deficit.........................................   (3,859,209)
                                                              -----------
     Total stockholders' equity.............................   26,641,315
                                                              -----------
     Total liabilities and stockholders' equity.............  $27,964,847
                                                              ===========

---------------
See accompanying notes.

                                 IWIN.COM, INC.

                            STATEMENT OF OPERATIONS
     Period from July 8, 1999 (date of inception) through December 31, 1999

Net revenues................................................  $   176,325
Cost of revenues............................................      536,182
                                                              -----------
Gross profit................................................     (359,857)
Operating expenses:
  Marketing and sales.......................................    1,511,945
  Product and technology development........................      439,843
  General and administrative................................    1,421,929
                                                              -----------
     Total operating expenses...............................    3,373,717
                                                              -----------
Operating loss..............................................   (3,733,574)
Other income (expense):
  Interest income, net......................................      102,742
  Loss from disposal of property and equipment..............     (227,577)
                                                              -----------
     Total other income (expense)...........................     (124,835)
                                                              -----------
Loss before provision for income taxes......................   (3,858,409)
Provision for income taxes..................................         (800)
                                                              -----------
Net loss....................................................  $(3,859,209)
                                                              ===========
Net loss per common share...................................  $     (0.58)
                                                              ===========

---------------
See accompanying notes.

                                 IWIN.COM, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
     Period from July 8, 1999 (date of inception) through December 31, 1999

                                                    SERIES A             SERIES B
                             COMMON STOCK       PREFERRED STOCK      PREFERRED STOCK
                          ------------------   ------------------   ------------------   ADDITIONAL
                           COMMON     STOCK    PREFERRED   STOCK    PREFERRED   STOCK      PAID-IN       DEFERRED     ACCUMULATED
                           SHARES     AMOUNT    SHARES     AMOUNT    SHARES     AMOUNT     CAPITAL     COMPENSATION     DEFICIT
                          ---------   ------   ---------   ------   ---------   ------   -----------   ------------   -----------
Balance at July 8, 1999
  (date of inception)...         --   $  --           --   $  --           --   $  --    $        --   $        --    $        --
  Issuance of Common
    Stock, net of stock
    issuance costs of
    $16,452.............  6,500,000   6,500           --      --           --      --      2,577,048            --             --
  Issuance of Series A
  Preferred Stock, net
    of issuance costs of
    $22,327.............         --      --    2,250,000   2,250           --      --      2,450,423            --             --
  Issuance of Series B
  Preferred Stock, net
    of issuance costs of
    $17,038.............         --      --           --      --    4,940,711   4,941     24,978,019            --             --
  Deferred compensation
    related to grant of
    stock options.......         --      --           --      --           --      --      3,055,996    (3,055,996)            --
  Amortization of
    deferred
    compensation........         --      --           --      --           --      --             --       136,221             --
  Stock issued for
    services............    125,000     125                                                  344,997            --             --
  Net loss..............         --      --           --      --           --      --             --            --     (3,859,209)
                          ---------   ------   ---------   ------   ---------   ------   -----------   -----------    -----------
Balance at December 31,
  1999..................  6,625,000   $6,625   2,250,000   $2,250   4,940,711   $4,941   $33,406,483   $(2,919,775)   $(3,859,209)
                          =========   ======   =========   ======   =========   ======   ===========   ===========    ===========


                             TOTAL
                          -----------
Balance at July 8, 1999
  (date of inception)...  $        --
  Issuance of Common
    Stock, net of stock
    issuance costs of
    $16,452.............    2,583,548
  Issuance of Series A
  Preferred Stock, net
    of issuance costs of
    $22,327.............    2,452,673
  Issuance of Series B
  Preferred Stock, net
    of issuance costs of
    $17,038.............   24,982,960
  Deferred compensation
    related to grant of
    stock options.......           --
  Amortization of
    deferred
    compensation........      136,221
  Stock issued for
    services............      345,122
  Net loss..............   (3,859,209)
                          -----------
Balance at December 31,
  1999..................  $26,641,315
                          ===========

---------------
See accompanying notes.

                                 IWIN.COM, INC.

                            STATEMENT OF CASH FLOWS
     PERIOD FROM JULY 8, 1999 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1999

OPERATING ACTIVITIES
Net loss....................................................  $(3,859,209)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..............................................       64,190
  Stock issued for services.................................      345,122
  Amortization of deferred compensation.....................      136,221
  Loss on disposal of property and equipment................      227,577
  Changes in operating assets and liabilities:
     Accounts receivable....................................     (156,634)
     Prepaid expenses and other current assets..............      (65,770)
     Accounts payable.......................................      982,288
     Accrued expenses.......................................      291,244
     Due to stockholder.....................................       50,000
                                                              -----------
Net cash used in operating activities.......................   (1,984,971)
INVESTING ACTIVITIES
Capital expenditures for property and equipment.............   (1,001,322)
Deposits....................................................      (23,425)
                                                              -----------
Net cash used in investing activities.......................   (1,024,747)
FINANCING ACTIVITIES
Proceeds from issuance of common stock, net.................    2,583,548
Proceeds from issuance of Series A Preferred Stock, net.....    2,452,673
Proceeds from issuance of Series B Preferred Stock, net.....   24,982,960
                                                              -----------
Net cash provided by financing activities...................   30,019,181
                                                              -----------
Net increase in cash and cash equivalents...................   27,009,463
Cash and cash equivalents at beginning of period............           --
                                                              -----------
Cash and cash equivalents at end of period..................  $27,009,463
                                                              ===========
SUPPLEMENTAL DISCLOSURES
Interest paid...............................................  $        --
Income taxes paid...........................................  $       800

---------------
See accompanying notes.

                                 IWIN.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

  General

     iwin.com, Inc. (iwin or the Company) was incorporated in July 1999 in the state of Delaware. The Company, which launched its website in October 1999, is an online entertainment network focused on incubating entertainment-themed and incentives marketing-oriented applications. iwin's strategy is to develop Internet sites that appeal to broad audiences and provide rich demographic and psychographic data for use in generating highly targeted leads for advertisers.

     As the initial steps in implementing this strategy, iwin launched two sites, iwin.com and eXtremelotto.com, which was later incorporated as a unique tab on the iwin.com site. The iwin.com site offers a selection of online games that allow visitors to enter contests, participate in raffles and accumulate reward currency (called "icoins") at no cost to the user. Additionally, the site offers an astrology section which allows users to read their daily horoscopes, and a free shopping tab, which allows users to shop on-line for products and services. Both of these sections offer icoins that allow users to enter raffles for cash or prize drawings. The eXtremelotto.com site is a free lottery that awards winners prizes, including the opportunity for a $1 million jackpot.

     To further strengthen its strategy, the Company became a provider of services for data based Internet marketing solutions. The Company offers a range of capabilities and services that enable marketers to target the delivery of advertisements to pre-qualified audiences. The Company offers a variety of sponsored e-mails, ranging from confirming eXtremelotto picks to iwin newsletters that describe Company prizes and promotions.

  Basis of Presentation

     The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. The Company has incurred significant operating losses since inception. Management has raised additional proceeds through the sale of equity securities and believes such proceeds, along with expense reductions and revenue growth, will be sufficient to support the Company's operations in the foreseeable future. However, there can be no assurance that available working capital will be sufficient to fund operations until the Company reaches profitability. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

  Estimates and Assumptions

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ materially from those estimates.

  Concentration of Credit Risk

     Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary cash investments with financial institutions.

     Most of the Company's accounts receivable are derived from Internet related businesses located in the United States. For the period from July 8, 1999 (date of inception) through December 31, 1999, two customers accounted for 63% and 14% of revenues. The Company performs on going credit evaluations of its

                                 IWIN.COM, INC.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) customers' financial condition and maintains allowances for potential credit losses. The Company generally does not require collateral or other security from its customers.

  Cash Equivalents

     The Company considers those investments that are highly liquid, readily convertible to cash and which mature within three months from the original date of purchase as cash equivalents.

  Fair Value of Financial Instruments

     The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation of computer equipment, computer software and website development costs is provided for by the straight-line method over their estimated useful lives of two years. Depreciation of furniture and fixtures is provided for by the straight-line method over estimated useful lives of five years. Leasehold improvements are amortized over the shorter of their useful lives or the lease term using the straight-line method.

     Maintenance and repair expenditures are charged to appropriate expense accounts in the period incurred; replacements, renewals and betterments are capitalized. Upon the sale or other disposition of property, the cost and accumulated depreciation of such properties are eliminated from the accounts and the gains or losses thereon are reflected in operations.

  Income Taxes

     Income taxes are accounted for using the liability method of accounting. Deferred tax assets and liabilities are recognized based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  Revenue Recognition

     The Company barters portions of the unsold advertising impressions generated by its websites for advertising and promotion in media properties owned by third parties. The Company did not record the effects of such barter transactions in its financial statements.

     The Company generates its revenues from three primary sources: (i) the sale of advertising on its websites; (ii) sponsorship of e-mails and e-mail newsletters and (iii) sponsorships of games or prizes.

     Advertising Revenue -- Advertising revenue represents advertisements on the Company's website in the form of banners and buttons. Advertising revenue is recognized ratably over the period the advertising is displayed, provided that no significant obligations remain and collection of the resulting receivable is probable.

     Such obligations typically include guarantees of a minimum number of advertising impressions, or the number of times that an advertisement is "clicked-through" by users.

     E-mail and E-mail Newsletter Sponsorship -- E-mail and e-mail newsletter sponsorship revenue represents revenue earned by placing advertisement banners, buttons or website links on e-mails that are sent to registered users. E-mail and e-mail newsletter sponsorship revenue is recognized ratably over the period during

                                 IWIN.COM, INC.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) which the e-mails and e-mail newsletters are sent to registered users, provided that no significant obligations remain and collection of the resulting receivable is probable. Such obligations typically require a minimum number of e-mails or e-mail newsletters to be delivered to registered users.

     Game or Prize Sponsorship -- Game or prize sponsorship revenue represents revenue earned through customer sponsorship advertising for a particular game or prize. Game or prize sponsorship revenue is recognized ratably over the period during which the sponsorship campaign is run, provided that no significant obligations remain and collection of the resulting receivable is probable. Such obligations typically include placing the advertiser's logo on a game, attaching the advertiser's name to a given prize, guaranteeing a minimum number of advertising impressions, or the minimum number of times that an advertisement is "clicked-through" by users.

  Cost of Revenues

     Included in cost of revenues is prize costs, Internet connection costs, website insurance and depreciation of computer equipment and software used to service the website. Additionally, cost of revenues includes costs associated with placing advertisements on the Web site (in the form of banners, buttons or sponsorships) and for sending e-mails to registered users.

  Advertising Costs

     The Company expenses advertising costs as incurred. The Company incurred advertising costs of $1,250,104 for the period from July 8, 1999 (date of inception) through December 31, 1999.

  Prize Costs

     The Company's gaming currency, called "icoins", can be used by registered users to purchase tickets in a variety of raffles for cash and prizes. The costs of cash and prizes are expensed as winners are selected. The Company incurred prize costs of $296,792 for the period from July 8, 1999 (date of inception) through December 31, 1999.

  Website Development Costs

     The Company capitalizes certain costs related to the development of its websites as incurred, and expenses costs to manage, monitor and operate the sites.

  Stock-Based Compensation

     The Company accounts for its stock-based compensation arrangements in accordance with the provisions of SFAS No. 123 "Accounting for Stock Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  Net Loss Per Common Share

     Net loss per common share for the period from July 8, 1999 (date of inception) through December 31, 1999 has been determined on the basis of 6,604,119 weighted average shares outstanding. Common shares

                                 IWIN.COM, INC.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) issuable pursuant to the Company's convertible preferred stock and stock options were not included in the computation of net loss per common share because their effect would be anti-dilutive.

  Recently Issued Accounting Pronouncements

     In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the impact of the adoption of SFAS No. 133 is not expected to have a material impact on the Company's financial position, results of operations or cash flows. In July 1999, SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" was issued. The Company will be required to adopt SFAS No. 133 in 2000.

  Long-Lived Assets

     The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability test is performed at the lowest level at which undiscounted net cash flows can be attributable to long-lived assets.

2.  INCOME TAXES

     As a result of the net operating losses, the provision for income taxes consists solely of minimum state taxes.

     The difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax provision for the period from July 8, 1999 (date of inception) through December 31, 1999 resulted primarily from net operating loss carryovers for which no financial statement benefit was recorded.

     The components of the deferred tax assets and related valuation allowance at December 31, 1999 are as follows:

Net operating loss carryforwards............................  $ 1,493,000
Fixed assets and other......................................      104,000
                                                              -----------
Deferred tax assets.........................................    1,597,000
Valuation allowance.........................................   (1,597,000)
                                                              -----------
                                                              $        --
                                                              ===========

     Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets.

     At December 31, 1999, the Company had net operating losses for both federal and state income tax purposes of approximately $3,500,000 expiring beginning in the year 2018 for federal income tax purposes and 2006 for state income tax purposes. Utilization of the above carryforwards may be subject to utilization limitations resulting from changes in the Company's ownership, which may inhibit the Company's ability to use carryforwards in the future.

                                 IWIN.COM, INC.

3.  CAPITAL STRUCTURE

  Common and Preferred Stock

     On July 18, 1999, the Company's Board of Directors authorized 25,000,000 shares of common stock at a par value of $.001 per share in conjunction with the formation of the Company. On September 17, 1999 the Company issued 6,500,000 shares of common stock at $0.40 per share, resulting in net proceeds of $2,583,548.

     In 1999, the Company issued 125,000 shares of common stock to nonemployees for services rendered through December 31, 1999. The Company recorded compensation expense of $345,122. The expense represented the fair market value of the common stock at December 31, 1999, or when the services were essentially completed. The Company will be required to record additional changes over the period the services are performed based upon the fair market value of the common stock during the service period.

     The following table summarizes common stock issued or reserved as of December 31, 1999:

DESCRIPTION OF INSTRUMENT
-------------------------
Common Stock outstanding....................................   6,625,000
Series A Preferred Stock....................................   2,250,000
Series B Preferred Stock....................................   4,940,711
1999 Stock Plan.............................................     673,243
1999 Secondary Stock Plan...................................   1,556,500
                                                              ----------
Common stock issued or reserved.............................  16,045,454
                                                              ==========

     The Company authorized Series A and Series B Preferred Stock on July 30, 1999 and December 15, 1999, respectively. For the Series A Preferred Stock, the Company authorized 2,275,000 shares and sold 2,250,000 shares at $1.10 per share for net proceeds of $2,452,673. For the Series B Preferred Stock, the Company authorized 4,940,711 shares at $5.06 per share and sold 4,940,711 shares resulting in net proceeds of $24,982,960.

     The Series A and Series B Preferred Stock (collectively the Preferred Stock) is convertible, at the option of the holder, at a ratio of 1:1. Such ratio is subject to proportionate adjustment for stock splits, stock dividends, and stock combinations. The Preferred Stock is automatically convertible into Common Stock upon the earlier of (i) the closing of a firm commitment underwritten public offering with an aggregate price to the public of at least $20 million and a price per share of not less than $15.60 per share (or as otherwise approved by the Board of Directors), (ii) the consent of the holders of not less than a majority of the then outstanding shares of Preferred Stock, determined on an as-converted to Common Stock basis, or (iii) immediately prior to any merger or consolidation of the Company with or into another corporation.

     Upon liquidation or winding up of the Company, the holders of the Preferred Stock are entitled to the return of an amount equal to the original purchase prices per share of the applicable series of Preferred Stock. If the assets of the Company legally available for distribution are insufficient to satisfy such liquidation preferences of the Preferred Stock in full, then the holders of Preferred Stock will share in the assets legally available for distribution in proportion to the full preferential amounts otherwise payable to them. Following the satisfaction in full of the liquidation preferences of the Preferred Stock, any assets remaining available for distribution to stockholders will be distributed to the holders of Common Stock pro rata in accordance with the number of shares owned by such holder.

     For purposes of the liquidation preference, a merger or consolidation of the Company, or a sale of all or substantially all of the assets of the Company, will be treated as a liquidation or winding up of the Company unless (i) the stockholders of the Company immediately prior to such event hold more than 50% of the outstanding voting securities of the surviving entity or (ii) the consideration received by the stockholders of

                                 IWIN.COM, INC.

3.  CAPITAL STRUCTURE -- (CONTINUED)
the Company in connection with the transaction consists entirely of securities of the surviving corporation or its parent which are of a class that is listed on a national securities exchange of the NASDAQ National Market (collectively, and subject to such conditions, the Surviving Corporation).

     Except as otherwise required by law, the Preferred Stock will vote on an as-converted basis with the Common Stock as a single class.

     The holders of the Preferred Stock are entitled to receive noncumulative dividends in an amount equal to 8% of their original purchase price per share, per annum, payable when, as and if declared by the Board of Directors. Such dividends, or any portion thereof, will be paid to the holders of the Preferred Stock on a pari-passu basis. No dividend or distribution is paid on the Common Stock until the above dividends on the Preferred Stock have been declared and paid in full. Thereafter, no dividend or distribution may be paid on the Common Stock unless the Preferred Stock participates in such dividend or distribution on an as-converted to Common Stock basis.

  Due to Stockholder

     The Company's Series B Preferred Stock offering was oversubscribed resulting in $50,000 cash received in excess of the amount authorized. In lieu of issuing additional shares, the Company's Chief Executive Officer and major stockholder transferred 9,881 shares, or $50,000, of his recently purchased Series B Preferred Stock holdings to the oversubscribed party. At December 31, 1999, the Company owed the officer $50,000 for the stock transfer. In February 2000, the Company reimbursed the Chief Executive Officer the $50,000.

  Deferred Compensation

     The Company recorded deferred compensation of $3,055,996 for the period from July 8, 1999 (date of inception) through December 31, 1999. The amount recorded represents the difference between the grant price and the deemed fair value of the Company's Common Stock for shares subject to options granted. The amortization of deferred compensation is charged to operations over the vesting period of the options, which is typically four years. Total amortization expense recognized was $136,221 for the period from July 8, 1999 (date of inception) through December 31, 1999.

4.  STOCK OPTION PLANS

     In August 1999, the Board of Directors adopted and approved the 1999 Stock Plan, which provided for the grant of up to 2,000,000 shares of Common Stock. Under the terms of the 1999 Stock Plan, options may be granted to employees, nonemployees, directors or consultants at prices not less than the fair value at the date of grant. The exercise price for incentive stock options granted under the 1999 Stock Plan may not be less than 100% of the fair market value of the common stock on the option grant date. In the case of nonstatutory stock options, the minimum exercise price is 85% of the fair market value of Common Stock on the option grant date. In both cases, if an option holder owns more than 10% of the voting power of all classes of stock, the exercise price shall be no less than 100% of the fair market value of the option oat the grant date. Options granted to nonemployees are valued at the fair value of Common Stock at the date of measurement and expensed during the period in which services are rendered. Options granted to employees generally vest over four years, 25% for the first year and ratably over the remaining three years and generally expire ten years from the date of grant.

     In December 1999, the Board of Directors adopted and approved the 1999 Secondary Stock Plan, which provided for the grant of up to 2,000,000 shares of Common Stock under terms similar to those of the 1999 Stock Plan.

                                 IWIN.COM, INC.

4.  STOCK OPTION PLANS -- (CONTINUED)
     All options are designated as either Incentive Stock Options (ISOs) or Nonstatutory Stock Options (NSOs). Both ISOs and NSOs are granted to employees and NSOs are granted to non-employees. Additionally, to the extent an option holder exercises an ISO with a fair market value in excess of $100,000, the excess portion qualifies as an NSO. Change in control provisions, which accelerate the vesting of options immediately prior to a merger or acquisition of the Company by another corporation, exist for key employees.

     The following table summarizes the Company's stock option activity for the period from July 8, 1999 (date of inception) through December 31, 1999:

                                                           EXERCISE       WEIGHTED
                                               NUMBER OF     PRICE        AVERAGE
                                                SHARES     PER SHARE   EXERCISE PRICE
                                               ---------   ---------   --------------
Outstanding at July 8, 1999 (date of
  inception).................................         --     $  --         $  --
  Granted....................................  2,229,743      0.75          0.75
  Exercised..................................         --        --            --
  Canceled...................................         --        --            --
                                               ---------     -----         -----
Outstanding at December 31, 1999.............  2,229,743     $0.75         $0.75
                                               =========     =====         =====

     The Company had 1,770,257 options available for future grant at December 31, 1999.

     During the period from July 8, 1999 (date of inception) through December 31, 1999, options for 20,753 shares were issued to nonemployees. Options granted to non-employees are valued at the fair value of Common Stock at the date of measurement and expensed during the period services are rendered. The Company recorded compensation expense of $38,674 for services rendered during the period from July 8, 1999 (date of inception) through December 31, 1999.

     The weighted average remaining contractual life of the outstanding options was 9.92 as of December 31, 1999. The number of options that were exercisable as of December 31, 1999 was 120,753.

     The weighted average exercise prices and fair market value of stock options granted for the period from July 8, 1999 (date of inception) through December 31, 1999 using the minimum value option valuation model were $.75 and $1.51, respectively.

     The Company calculated the fair value of each option grant on the date of the grant using the minimum value option pricing model using the following assumptions:

Risk-free interest rates....................................  6.1%
Expected lives (in years)...................................  4.0

     Had compensation cost been recognized based on the fair value at the date of grant for options awarded under the 1999 Stock Plan and the 1999 Secondary Stock Plan, the pro forma amount of the Company's net loss and net loss per common share for the period from July 8, 1999 (date of inception) through December 31, 1999 would have been $(3,828,493) and $(0.58), respectively.

5.  COMMITMENTS AND CONTINGENCIES

  Leases

     The Company leases its office under a long-term noncancelable operating lease. Total rent expense for its office for the period from July 8, 1999 (date of inception) through December 31, 1999 totaled $112,660. In February 2000, the Company moved its Santa Monica, California based headquarters to Westwood, California

                                 IWIN.COM, INC.

5. COMMITMENTS AND CONTINGENCIES -- (CONTINUED) and entered into two new leases for office space. The first lease began in February 2000 and terminates in May 2000. The second lease begins in June 2000 and terminates in June 2005.

     Additionally, the Company leases server equipment and housing facilities at an off-site location over a twelve month period.

     At December 31, 1999, future lease commitments under the above mentioned agreements were as follows:

                                                              OPERATING
                                                                LEASES
                                                              ----------
2000........................................................  $1,784,268
2001........................................................     994,002
2002........................................................   1,026,642
2003........................................................   1,018,032
2004........................................................   1,036,422
Thereafter..................................................     482,333
                                                              ----------
     Total future minimum lease payments....................  $6,341,699
                                                              ==========

  Advertising Commitments

     During the period from July 8, 1999 (date of inception) through December 31, 1999, the Company entered into a number of commitments for online advertising. The Company makes commitments less than 30 days in advance of airing the advertisement.

  Litigation

     From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of business. The Company believes that there are no claims or actions ending or threatened, the ultimate disposition of which would have a material adverse effect on the Company.

6.  SUBSEQUENT EVENTS (UNAUDITED)

  Series C Preferred Stock

     In July 2000, the Company issued 1,097,827 shares of Series C Preferred Stock at $5.98 per share. The provisions of the Series C Preferred Stock are similar to the Series A and Series B Preferred Stock provisions. The Company received net proceeds of approximately $5,948,000 from this issuance.

  Equipment Financing Agreement

     In March 2000, the Company entered into a line of credit arrangement with a financial institution that provides for sale and leaseback transactions of capital equipment up to a maximum of $1,500,000. Under this agreement, the full amount was available for future financing transactions at March 31, 2000.

     In May 2000, the Company's $1,500,000 equipment financing agreement was utilized in the amount of $66,623 to purchase server equipment from a third party vendor. Under the terms of the agreement, the Company received the equipment in exchange for a note payable for the value of the equipment. The note payable requires monthly payments of $2,130 and matures on May 30, 2003.

                                 IWIN.COM, INC.

6.  SUBSEQUENT EVENTS (UNAUDITED) -- (CONTINUED)
  Capital Leases

     During the period from January 2000 through May 2000, the Company entered into several capital lease arrangements for an aggregate of approximately $1.5 million in office equipment, computer equipment, servers and networking equipment. The leases, which expire at varying dates between 2002 and 2004, require monthly payments aggregating approximately $50,000. The leases generally provide the Company with the option to purchase the equipment at the end of the lease at the equipment's fair market value.

  Proposed Sale of the Company

     On July 14, 2000, the Company entered into a Letter of Intent with Uproar, Inc. (Uproar) whereby Uproar will purchase all of the outstanding stock of the Company in exchange for common stock of Uproar. Consummation of the transaction is subject to the completion of a definitive document, the negotiation of employment contracts with selected iwin management, the absence of any material adverse changes in the business, the receipt of any requisite governmental approvals, and the receipt of approval by Uproar's shareholders, among other conditions. The Board of Directors of the Company has approved the transaction.

                                    ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                                  UPROAR INC.,

                       IWIN.COM ACQUISITION CORPORATION,

                                IWIN.COM, INC.,

                FREDERICK KRUEGER (AS STOCKHOLDERS' AGENT), AND

                 THE UNDERSIGNED STOCKHOLDERS OF IWIN.COM, INC.

                                 JULY 25, 2000

                               TABLE OF CONTENTS


                                                                      PAGE
                                                                      ----
ARTICLE I THE MERGER................................................   A-6
  1.1   The Merger..................................................   A-6
  1.2   Closing; Effective Time.....................................   A-6
  1.3   Effect of the Merger........................................   A-7
  1.4   Certificate of Incorporation; Bylaws........................   A-7
  1.5   Directors and Officers......................................   A-7
  1.6   Effect on Capital Stock.....................................   A-7
  1.7   Surrender of Certificates...................................   A-8
  1.8   No Further Ownership Rights in Target Common Stock..........  A-10
  1.9   Lost, Stolen or Destroyed Certificates......................  A-10
  1.10  Tax Consequences............................................  A-10
  1.11  Taking of Necessary Action; Further Action..................  A-10

ARTICLE II REPRESENTATIONS AND WARRANTIES OF TARGET AND PRINCIPAL
           STOCKHOLDERS.............................................  A-10
  2.1   Organization, Standing and Power............................  A-10
  2.2   Capital Structure...........................................  A-11
  2.3   Authority...................................................  A-12
  2.4   Financial Statements........................................  A-12
  2.5   Absence of Certain Changes..................................  A-12
  2.6   Absence of Undisclosed Liabilities..........................  A-13
  2.7   Accounts Receivable.........................................  A-13
  2.8   Litigation..................................................  A-13
  2.9   Restrictions on Business Activities.........................  A-13
  2.10  Governmental Authorization..................................  A-13
  2.11  Title to Property...........................................  A-14
  2.12  Intellectual Property.......................................  A-14
  2.13  Environmental Matters.......................................  A-14
  2.14  Taxes.......................................................  A-15
  2.15  Employee Benefit Plans......................................  A-16
  2.16  Employees and Consultants...................................  A-18
  2.17  Related-Party Transactions..................................  A-18
  2.18  Insurance...................................................  A-19
  2.19  Compliance with Laws........................................  A-19
  2.20  Brokers' and Finders' Fees..................................  A-19
  2.21  Intentionally Omitted.......................................  A-19
  2.22  Vote Required...............................................  A-19
  2.23  Intentionally Omitted.......................................  A-19
  2.24  Intentionally Omitted.......................................  A-19
  2.25  Customers and Suppliers.....................................  A-19
  2.26  Material Contracts..........................................  A-19
  2.27  No Breach of Material Contracts.............................  A-20
  2.28  Third-Party Consents........................................  A-20
  2.29  Registration Statement; Proxy Statement/Prospectus..........  A-21
  2.30  Minute Books................................................  A-21
  2.31  Complete Copies of Materials................................  A-21
  2.32  Representations Complete....................................  A-21

                                                                      PAGE
                                                                      ----
ARTICLE II-A REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL
STOCKHOLDERS........................................................  A-21

ARTICLE III REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND
                MERGER SUB..........................................  A-22
  3.1   Organization, Standing and Power............................  A-22
  3.2   Capital Structure...........................................  A-22
  3.3   Authority...................................................  A-23
  3.4   SEC Documents; Financial Statements.........................  A-23
  3.5   Absence of Certain Changes..................................  A-24
  3.6   Litigation..................................................  A-24
  3.7   Registration Statement......................................  A-25

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME......................  A-25
  4.1   Conduct of Business of Target and Acquiror..................  A-25
  4.2   Conduct of Business of Target...............................  A-26
  4.3   Notices.....................................................  A-27

ARTICLE V ADDITIONAL AGREEMENTS.....................................  A-27
  5.1   No Solicitation.............................................  A-27
  5.2   Proxy Statement/Prospectus; Registration Statement..........  A-28
  5.3   Stockholder Meetings or Consent Solicitations...............  A-28
  5.4   Access to Information.......................................  A-28
  5.5   Confidentiality.............................................  A-28
  5.6   Public Disclosure...........................................  A-28
  5.7   Consents; Cooperation.......................................  A-29
  5.8   Update Disclosure; Breaches.................................  A-29
  5.9   Stockholder Agreements......................................  A-30
  5.10  Indemnification.............................................  A-30
  5.11  Voting Agreements...........................................  A-30
  5.12  Legal Requirements..........................................  A-30
  5.13  Tax-Free Reorganization.....................................  A-30
  5.14  Blue Sky Laws...............................................  A-30
  5.15  Stock Options...............................................  A-31
  5.16  Escrow Agreement............................................  A-31
  5.17  Listing of Additional Shares................................  A-31
  5.18  Additional Agreements; Reasonable Best Efforts..............  A-31
  5.19  Employee Benefits...........................................  A-31
  5.20  Lock-Up Agreements..........................................  A-32
  5.21  Board Composition...........................................  A-32
  5.22  Registration Rights.........................................  A-32

ARTICLE VI CONDITIONS TO THE MERGER.................................  A-32
  6.1   Conditions to Obligations of Each Party to Effect the
        Merger......................................................  A-32
  6.2   Additional Conditions to Obligations of Target..............  A-33
  6.3   Additional Conditions to the Obligations of Acquiror and
        Merger Sub..................................................  A-34

                                                                      PAGE
                                                                      ----
ARTICLE VII TERMINATION, EXPENSES, AMENDMENT AND WAIVER.............  A-35
  7.1   Termination.................................................  A-35
  7.2   Effect of Termination.......................................  A-36
  7.3   Expenses and Termination Fees...............................  A-36
  7.4   Amendment...................................................  A-37
  7.5   Extension; Waiver...........................................  A-37

ARTICLE VIII ESCROW AND INDEMNIFICATION.............................  A-37
  8.1   Survival of Representations, Warranties and Covenants.......  A-37
  8.2   Indemnity...................................................  A-37
  8.3   Escrow Fund.................................................  A-38
  8.4   Damage Threshold............................................  A-38
  8.5   Escrow Period...............................................  A-38
  8.6   Claims upon Escrow Fund.....................................  A-38
  8.7   Objections to Claims........................................  A-39
  8.8   Resolution of Conflicts; Arbitration........................  A-39
  8.9   Stockholders' Agent.........................................  A-40
  8.10  Distribution Upon Termination of Escrow Period..............  A-40
  8.11  Actions of the Stockholders' Agent..........................  A-40
  8.12  Third-Party Claims..........................................  A-40
  8.13  Maximum Liability and Remedies..............................  A-41
  8.14  Indemnification by Acquiror.................................  A-41

ARTICLE IX GENERAL PROVISIONS.......................................  A-42
  9.1   Notices.....................................................  A-42
  9.2   Interpretation..............................................  A-43
  9.3   Counterparts................................................  A-43
  9.4   Entire Agreement; No Third Party Beneficiaries..............  A-43
  9.5   Severability................................................  A-43
  9.6   Remedies Cumulative.........................................  A-44
  9.7   Governing Law...............................................  A-44
  9.8   Assignment..................................................  A-44
  9.9   Rules of Construction.......................................  A-44


SCHEDULES

Target Disclosure Letter
Acquiror Disclosure Letter
Option Schedule

EXHIBITS

Exhibit A  --   Certificate of Merger
Exhibit B  --   Voting Agreements
Exhibit C  --   Escrow Agreement
Exhibit D  --   Target Affiliate Agreement
Exhibit E  --   Acquiror's Legal opinion
Exhibit F  --   Employment and Noncompetition Agreement
Exhibit G  --   Target's Legal opinion
Exhibit H  --   Lock-Up Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION

     This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of July 25, 2000, by and among Uproar Inc., a Delaware corporation ("Acquiror"), iwin.com Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Acquiror ("Merger Sub"), iwin.com, Inc., a Delaware corporation ("Target"), Frederick Krueger ("Stockholders' Agent") and each of the undersigned stockholders of Target (each a "Principal Stockholder" and, collectively, the "Principal Stockholders"). Certain other capitalized terms used in this Agreement are as defined herein.

                                    RECITALS

     A. The Boards of Directors of Target, Acquiror and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Target and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Target (the "Merger") and, in furtherance thereof, have approved the Merger.

     B. Pursuant to the Merger, among other things, each outstanding share of common stock of Target, $0.001 par value ("Target Common Stock"), shall be converted into shares of common stock of Acquiror, $0.01 par value ("Acquiror Common Stock"), at the rate set forth herein.

     C. Target, Acquiror, Merger Sub and the Principal Stockholders desire to make certain representations and warranties and other agreements in connection with the Merger.

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

     E. Concurrent with the execution of this Agreement and as an inducement to Acquiror and Target to enter into this Agreement, the Principal Stockholders, certain other stockholders and the officers and directors of Target, and certain stockholders of Acquiror and the officers and directors of Acquiror are each entering into an agreement to vote the shares of Target's and Acquiror's Common Stock respectively owned by such person to approve the Merger and against any competing proposals, substantially in the form attached hereto as Exhibit B (collectively, the "Voting Agreements").

     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit A (the "Certificate of Merger") and the applicable provisions of the Delaware General Corporation Law ("DGCL"), Merger Sub shall be merged with and into Target, the separate corporate existence of Merger Sub shall cease and Target shall continue as the surviving corporation. Target as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the date on which the Closing shall occur, the "Closing Date"). The Closing shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, 733 Third Avenue, New York, New York, 10017, or at such other location as the parties hereto agree. On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the DGCL (the time and date of such filing being the "Effective Time" and the "Effective Date," respectively).
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     1.3 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Target shall vest in the Surviving Corporation, and all debts, liabilities and duties of Target shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4 Certificate of Incorporation; Bylaws.

     (a) At the Effective Time, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation shall be amended to read as follows: "The name of the corporation is iwin.com, Inc."

     (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. Subject to Section 5.21, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, to hold office until such time as such directors resign, are removed or their respective successors are duly elected or appointed and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to hold office until such time as such officers resign, are removed or their respective successors are duly elected or appointed and qualified.

     1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Acquiror, Merger Sub, Target or the holders of any of Target's securities:

          (a) Conversion of Target Common Stock. At the Effective Time, each share of Target Common Stock (including each share of Target Common Stock into which shares of Target Preferred Stock ("Target Preferred Stock"), $0.001 par value, are converted prior to the Effective Time) issued and outstanding immediately prior to the Effective Time (other than shares of Target Common Stock to be cancelled pursuant to Section 1.6(b) and Dissenting Shares, as defined in Section 1.6(h)) will be canceled and extinguished and be converted automatically into the right to receive a fraction of a share of Acquiror Common Stock (the "Exchange Ratio"), the numerator of which is equal to fourteen million eight thousand three hundred three (14,008,303) (the "Total Acquiror Shares"), and the denominator of which is equal to the sum of (X) the aggregate number of shares of Target Common Stock outstanding as of the Effective Time (including each share of Target Common Stock into which shares of Target Preferred Stock are converted prior to the Effective Time), (Y) the aggregate number of shares of Target Common Stock issuable upon exercise of all options of Target ("Target Options") outstanding and vested as of the Effective Time and assumed by Acquiror pursuant to Section 5.15 hereof, including Target Options the vesting of which will accelerate as a result of the consummation of the Merger, and (Z) the aggregate number of shares of Target Common Stock issuable upon exercise of all outstanding warrants of Target ("Target Warrants") outstanding as of the Effective Time and assumed by Acquiror in accordance with Section 1.6(d) hereof. No adjustment shall be made in the number of shares of Acquiror Common Stock issued in the Merger as a result of (1) any increase or decrease in the market price of Acquiror Common Stock prior to the Effective Time or (2) any cash proceeds received by Target from the date hereof to the Closing Date pursuant to the exercise of currently outstanding Target Options.

          (b) Cancellation of Target Capital Stock Owned by Acquiror or
     Target. Immediately prior to the Effective Time, all shares of capital stock of Target ("Target Capital Stock") that are owned by Target as treasury stock, and each share of Target Capital Stock owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of Target immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

          (c) Target Stock Option Plans. At the Effective Time, the Target 1999 Stock Plan and the 1999 Secondary Stock Plan (collectively, the "Target Stock Option Plan") and all options to purchase Target
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

     Common Stock then outstanding under the Target Stock Option Plan shall be assumed by Acquiror in accordance with Section 5.15.

          (d) Target Warrants. At the Effective Time, all outstanding Target Warrants which do not terminate by their terms shall be converted into warrants to acquire Acquiror Common Stock in accordance with their terms.

          (e) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, $0.001 par value, of Merger Sub ("Merger Sub Common Stock"), issued and outstanding immediately prior to the Effective Time, shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.001 par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall thereupon evidence ownership of such shares of capital stock of the Surviving Corporation.

          (f) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Acquiror Common Stock or Target Common Stock), reorganization, recapitalization or other like change with respect to Acquiror Common Stock or Target Common Stock occurring after the date hereof and prior to the Effective Time.

          (g) Fractional Shares. No fraction of a share of Acquiror Common Stock will be issued, but in lieu thereof each holder of shares of Target Common Stock who would otherwise be entitled to a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder) shall receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the product of
     (i) such fraction, multiplied by (ii) the closing market price of the Acquiror Common Stock on the Effective Date.

          (h) Dissenters' Rights. Shares of Target Common Stock held by persons who have not voted such shares for approval of the Merger and with respect to which such persons shall be entitled to exercise dissenters' rights in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into Acquiror Common Stock but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the DGCL. Target agrees that, except with the prior written consent of Acquiror, or as required under the DGCL, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares ("Dissenting Stockholder") who, pursuant to the provisions of the DGCL, becomes entitled to payment of the fair value for shares of Target Common Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Acquiror shall issue and deliver, upon surrender by such stockholder of certificate or certificates representing shares of Target Common Stock, the number of shares of Acquiror Common Stock to which such stockholder would otherwise be entitled under this
     Section 1.6 and the Certificate of Merger, less the number of shares allocable to such stockholder that have been or will be deposited in the Escrow Fund (as defined below) in respect of such shares of Acquiror Common Stock pursuant to Section 1.7(c) and Article VIII hereof.

     1.7 Surrender of Certificates.

     (a) Exchange Agent. American Stock Transfer & Trust Company shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Acquiror to Provide Common Stock and Cash. Promptly after the Effective Time, Acquiror shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Acquiror may adopt, the shares of Acquiror Common Stock issuable pursuant to
Section 1.6(a) in exchange for shares of Target Common Stock outstanding immediately prior to the Effective Time less (i) the number of shares of Acquiror Common Stock to be deposited into an escrow fund (the "Escrow Fund") pursuant to the requirements of Article VIII hereof and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to
Section 1.6(g).
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

     (c) Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Target Common Stock, whose shares were converted into the right to receive shares of Acquiror Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Acquiror may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Acquiror Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Acquiror Common Stock (less the number of shares of Acquiror Common Stock to be deposited in the Escrow Fund on such holder's behalf pursuant to
Article VIII hereof) and payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Target Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Acquiror Common Stock into which such shares of Target Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section
1.6. As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Section 8.3 hereof, Acquiror shall cause to be delivered to the Escrow Agent (as defined in Section 8.3 hereof) a certificate or certificates representing ten percent (10%) of the Total Acquiror Shares otherwise deliverable to the stockholders of Target pursuant to Section 1.6(a) which shall be registered in the name of the Escrow Agent as nominee for such stockholders of Target. Such shares shall be beneficially owned by such stockholders of Target and shall be held in escrow and shall be available to compensate Acquiror for certain damages as provided in Article VIII. To the extent not used for such purposes, such shares shall be released, all as provided in Article VIII hereof.

     (d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Certificate surrenders such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time which would have been previously payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Acquiror Common Stock.

     (e) Transfers of Ownership. If any certificate for shares of Acquiror Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that such issuance be in accordance with applicable law and that the Certificate so surrendered is properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Acquiror Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

     (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) Dissenting Shares. The provisions of this Section 1.7 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Acquiror under this Section 1.7 shall commence on the date

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

of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the number of shares of Acquiror Common Stock to which such holder is entitled pursuant to Section 1.6 hereof.

     1.8 No Further Ownership Rights in Target Common Stock. All shares of Acquiror Common Stock issued upon the surrender for exchange of shares of Target Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Target Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Target Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

     1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Acquiror Common Stock (and cash in lieu of fractional shares) as may be required pursuant to
Section 1.6; provided, however, that Acquiror may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Acquiror, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. No party shall take any action which would, to such party's knowledge, cause the Merger to fail to qualify as a reorganization within the meaning of
Section 368 of the Code.

     1.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Target, the officers and directors of Target and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

      REPRESENTATIONS AND WARRANTIES OF TARGET AND PRINCIPAL STOCKHOLDERS

     Target and the Principal Stockholders, jointly and severally, represent and warrant to Acquiror and Merger Sub that the statements contained in this Article II are true and correct, except as set forth in the disclosure letter delivered by Target to Acquiror prior to the execution and delivery of this Agreement (the "Target Disclosure Letter"). The Target Disclosure Letter shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article II, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article II. Any reference in this Article II to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies. In the remainder of this Article II, "Target" will be deemed to include (and each representation and warranty will apply separately and collectively to) Target and each of Target's subsidiaries, unless the context otherwise provides.

     2.1 Organization, Standing and Power. Target is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Target has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect (as defined herein) on Target. Target has delivered to Acquiror a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Target, each as amended to date. Target is not in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents. Target does not own any subsidiaries and does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     2.2 Capital Structure. The authorized capital stock of Target consists of 35,000,000 shares of Target Common Stock and 20,000,000 shares of Target Preferred Stock, of which there were issued and outstanding as of the date of this Agreement, 7,068,189 shares of Target Common Stock, 2,250,000 shares of Series A Preferred Stock (the "Series A Preferred"), 5,177,865 shares of Series B Preferred Stock (the "Series B Preferred") and 1,097,827 shares of Series C Preferred Stock (the "Series C Preferred"). The Target Preferred Stock will convert into an aggregate of 8,525,692 shares of Target Common Stock prior to the Effective Time, and no shares of Target Preferred Stock shall be outstanding at the Effective Time. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after the date of this Agreement other than pursuant to the exercise of (i) outstanding Target Warrants and (ii) options outstanding as of the date of this Agreement under the Target Stock Option Plan. All outstanding shares of Target Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights, rights of first refusal, rights of first offer or similar rights created by statute, the Certificate of Incorporation or Bylaws of Target or any agreement to which Target is a party or by which it is bound. As of the date of this Agreement, Target has reserved (i) 14,159,740 shares of Target Common Stock for issuance upon conversion of the Target Preferred Stock, and (ii) 2,756,162 shares of Target Common Stock for issuance to employees, directors and consultants pursuant to the Target Stock Option Plan, of which 363,189 shares have been issued pursuant to option exercises or direct stock purchases, 2,392,973 shares are subject to outstanding, unexercised options, and (iii) 60,000 shares subject to outstanding Target Warrants. Except for (i) the rights created pursuant to this Agreement,
(ii) rights created pursuant to the Target Stock Option Plan, and (iii) the Target Warrants, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Target is a party or by which it is bound obligating Target to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of Target Capital Stock or obligating Target to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. The Target Disclosure Letter also sets forth a true, correct and complete list of all outstanding Target Options (which, for each outstanding option, sets forth the name of the holder of such option, the number of shares subject to such options, the amount of such options that are vested and the vesting schedule for any unvested options, the type of stock subject to such option, the exercise price of such option, the repricing of any such option and, if the exercisability of such option will be or is required to be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, an indication of the extent of such acceleration and the reason therefor) (the "Option Schedule"). There are no contracts, commitments or agreements relating to the voting, purchase or sale of Target Capital Stock (i) between or among Target and any of its stockholders and (ii) to the best of Target's knowledge, among any of Target's stockholders or between any of Target's stockholders and any third party, except for the stockholders delivering Voting Agreements. The terms of the Target Stock Option Plan permit the assumption of such Target Stock Option Plan by Acquiror or the substitution of options to purchase Acquiror Common Stock as provided in this Agreement, without the consent or approval of the holders of the outstanding options, the Target stockholders, or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such options. True and complete copies of all agreements and instruments relating to or issued under the Target Stock Option Plan have been made available to Acquiror, and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the form made available to Acquiror. All outstanding Target Capital Stock, Target Options, Target Warrants and other Target securities, if any, were issued in compliance with all applicable federal and state securities laws.

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     2.3 Authority.

     (a) Target has all requisite power, corporate or otherwise, and authority to enter into this Agreement and the Escrow Agreement, in substantially the form as Exhibit C hereto, to be entered into among Acquiror, Target, the Stockholders' Agent and The Chase Manhattan Bank, as Escrow Agent (the "Escrow Agreement", and with this Agreement and the Voting Agreements, collectively, the "Transaction Documents") and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Target, subject only to the approval of the Merger by Target's stockholders as contemplated by Section 6.1(a). This Agreement and other Transaction Documents have been duly executed and delivered by Target and constitute the valid and binding obligations of Target enforceable against Target in accordance with their terms.

     (b) The execution and delivery of this Agreement and the other Transaction Documents by Target do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Target, as amended, or (ii) any Material Contract (as defined in Section 2.26) or any material permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Target or any of its properties or assets.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Target in connection with the execution and delivery of this Agreement and the other Transaction Documents or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the Certificate of Merger, together with the required officers' certificates, as provided in Section 1.2; (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country;
(iii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"); and (iv) such other consents, authorizations, filings, approvals and registrations which have been made or, if not obtained or made, would not have a Material Adverse Effect on Target and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

     2.4 Financial Statements. Target has delivered to Acquiror its audited financial statements (balance sheet, statement of operations, statement of stockholders' equity and statement of cash flows) for the fiscal year ended December 31, 1999 and its unaudited financial statements (balance sheet, statement of operations, statement of stockholders' equity and statement of cash flows) on a consolidated basis as at, and for the six-month period ended June 30, 2000 (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") (except that the unaudited financial statements do not have notes thereto) applied on a consistent basis throughout the periods indicated and with each other. The Financial Statements fairly present the financial condition and operating results of Target as of the dates, and for the periods, indicated therein, subject; in the case of the unaudited financial statements, to normal year-end audit adjustments which are not material in the aggregate. Target maintains a standard system of accounting established and administered in accordance with GAAP.

     2.5 Absence of Certain Changes. Since December 31, 1999, (the "Target Balance Sheet Date"), Target has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect (as defined in Section 9.2) on Target; (ii) any acquisition, sale or transfer of any material asset of Target; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Target or any revaluation by Target of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Target, or any direct or indirect redemption, purchase or other acquisition by Target of any of its shares of capital stock; (v) any Material Contract entered into by Target, other than as

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provided to Acquiror, or any material amendment or termination of, or default under, any Material Contract to which Target is a party or by which it is bound;
(vi) any amendment or change to the Certificate of Incorporation or Bylaws of Target; (vii) any increase in or modification of the compensation or benefits payable or to become payable by Target to any of its directors, employees or consultants; (viii) capital expenditures or capital commitments by Target exceeding $50,000 individually or $300,000 in the aggregate (other than computer equipment); (ix) destruction of, damage to or loss of any material assets or business of Target; and (x) any agreement by Target to do any of the things described in the preceding clauses (i) through (ix). In addition, there are no capital commitments for computer equipment by Target in excess of $50,000 individually or $300,000 in the aggregate and Target has not incurred capital expenditures for computer equipment since June 30, 2000 in excess of $50,000 individually or $300,000 in the aggregate.

     2.6 Absence of Undisclosed Liabilities. Target has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet for the period ended June 30, 2000 (the "Target Balance Sheet"), (ii) those incurred in the ordinary course of business prior to the Target Balance Sheet Date and not required to be set forth in the Target Balance Sheet under GAAP and (iii) those incurred in connection with the execution of this Agreement.

     2.7 Accounts Receivable. The accounts receivable shown on Schedule 2.7 arose in the ordinary course of business and have been collected or are collectible in the book amounts thereof, less the allowance for doubtful accounts and returns provided for in such balance sheet. Allowances for doubtful accounts and returns are adequate and have been prepared in accordance with GAAP and the past practices of Target. The accounts receivable of Target arising after the date indicated on Schedule 2.7 and prior to the date hereof arose in the ordinary course of business and have been collected or are collectible in the book amounts thereof, less allowances for doubtful accounts and returns determined in accordance with GAAP and the past practices of Target. None of the accounts receivable are subject to any material claim of offset or recoupment, or counterclaim and Target has no knowledge of any specific facts that would be reasonably likely to give rise to any such claim. No material amount of accounts receivable are contingent upon the performance by Target of any obligation. No agreement for deduction or discount has been made with respect to any accounts receivable.

     2.8 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Target, threatened (including allegations that could form the basis for future action) against Target or any of its properties or officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Target, nor does Target have any reason to expect that any such activity, threat or allegation will be forthcoming. There is no judgment, decree or order against Target, or, to the knowledge of Target, any of its directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Target. All litigation to which Target is a party (or, to the knowledge of Target, threatened to become a party) is disclosed in the Target Disclosure Letter. Target does not have any plans to initiate any litigation, arbitration or other proceeding against any third party, other than for the routine collection of bills.

     2.9 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Target that has or could reasonably be expected to have the effect of prohibiting or impairing any current business practice of Target, any acquisition of property by Target or the conduct of business by Target as currently conducted.

     2.10 Governmental Authorization. Target has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Target currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Target's business as currently conducted or the holding of any such interest ((i) and (ii) herein collectively called "Target Authorizations"), and all of such Target Authorizations are in full force and effect,

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except where the failure to obtain or have any such Target Authorizations could not reasonably be expected to have a Material Adverse Effect on Target.

     2.11 Title to Property. Target has good and valid title to all of its properties, interests in properties and assets, real and personal, used for the conduct of its business as presently conducted or which are reflected in the Target Balance Sheet or acquired after the Target Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of in the ordinary course of business since the Target Balance Sheet Date), or with respect to leased properties and assets, valid leasehold interests therein, in each case free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt that are reflected on the Target Balance Sheet. All properties used in the operations of Target are reflected in the Target Balance Sheet to the extent GAAP require the same to be reflected. Schedule 2.11 identifies each parcel of real property owned or leased by Target.

     2.12 Intellectual Property.

     (a) Target is the sole and exclusive owner of all Target Intellectual Property (defined below) free of all contingent and noncontingent liens, restrictions, interests, rights of reversion or termination, and all other encumbrances of any nature that could reasonably be expected to have a Material Adverse Effect. The conduct of Target's business as currently conducted by Target or as currently proposed to be conducted will not infringe, misappropriate or violate any Intellectual Property (defined below) of others.

     (b) All Target Intellectual Property that is the subject of any application, registration or issuance with or from any governmental entity is identified on Schedule 2.12; all such registered or issued Target Intellectual Property is valid and subsisting and is free from any challenge, and Target is not aware of any basis therefor. All such applications, registrations and issuances have been properly maintained. Target has endeavored to adequately protect all other Target Intellectual Property through the use of confidentiality agreements and otherwise and Target is not aware of any use, exercise or exploitation of any Target Intellectual Property, except as authorized by Target.

     (c) Each current and former employee and contractor of Target has executed and delivered (and to Target's knowledge, is in compliance with) an agreement in substantially the form of Target's standard Proprietary Information and Inventions Agreement (in the case of an employee) or Target's standard Consulting Agreement (in the case of a contractor), which agreement provides written assignments of all title and rights to any Target Intellectual Property conceived or developed thereunder or otherwise in connection with his or her consulting or employment.

     (d) "Intellectual Property" means patent rights; trade name, trademark, service mark and similar rights ("Mark" rights); copyrights; mask work rights; sui generis database rights; trade secret rights; moral rights; and all other intellectual and industrial property rights of any sort, and all applications, registrations, issuances and the like with respect thereto. "Target Intellectual Property" means all Intellectual Property that is owned by Target, or used, exercised, or exploited, or otherwise necessary for, Target's business as currently conducted.

     2.13 Environmental Matters. Target is and has at all times operated its business in material compliance with all Environmental Laws, and to the best of Target's knowledge, no material expenditures are or will be required in order to comply with such Environmental Laws. "Environmental Laws" means all applicable statutes, rules, regulations, ordinances, orders, decrees, judgments, permits, licenses, consents, approvals, authorizations, and governmental requirements or directives or other obligations lawfully imposed by governmental authority under federal, state or local law pertaining to the protection of the environment, protection of public health, protection of worker health and safety, the treatment, emission and/or discharge of gaseous, particulate and/or effluent pollutants, and/or the handling of hazardous materials, including without limitation, the Clean Air Act, 42 U.S.C. sec. 7401, et seq., the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), 42 U.S.C. sec. 9601, et seq., the Federal Water

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Pollution Control Act, 33 U.S.C. sec. 1321, et seq., the Hazardous Materials
Transportation Act, 49 U.S.C. sec. 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. sec. 6901, et seq. ("RCRA"), and the Toxic Substances Control Act, 15 U.S.C. sec. 2601, et seq.

     2.14 Taxes.

     (a) All Tax returns, statements, reports, declarations and other forms and documents (including without limitation estimated Tax returns and reports and material information returns and reports) required to be filed with any Tax authority with respect to any Taxable period ending on or before the Closing, by or on behalf of Target (collectively, "Tax Returns" and individually a "Tax Return"), have been or will be completed and filed when due (including any extensions of such due date) and all amounts shown due on such Tax Returns on or before the Effective Time have been or will be paid on or before such date. The Target Financial Statements (i) fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the Target Balance Sheet Date and Target has not and will not incur any Tax liability in excess of the amount reflected on the Target Balance Sheet included in the Target Financial Statements with respect to such periods, other than Taxes incurred in the ordinary course of its business following the Target Balance Sheet, and (ii) properly accrue in accordance with GAAP all material liabilities for Taxes payable after the Target Balance Sheet Date with respect to all transactions and events occurring on or prior to such date. No material Tax liability since the Target Balance Sheet has been incurred by Target other than in the ordinary course of business, and adequate provision has been made by Target for all Taxes since that date in accordance with GAAP on at least a quarterly basis.

     (b) Target has previously provided or made available to Acquiror copies of all income, franchise, and sales Tax Returns as filed with the appropriate Tax authority, and, as reasonably requested by Acquiror, prior to or following the date hereof, presently existing information statements and reports. Target has withheld and paid to the applicable financial institution or Tax authority all amounts required to be withheld. To the best knowledge of Target, no Tax Returns filed with respect to Taxable years of Target through the Taxable year ended December 31, 1999 in the case of the United States, have been examined and closed. Target (or any member of any affiliated or combined group of which Target has been a member) has not granted any extension or waiver of the limitation period applicable to any Tax Returns that is still in effect. There is no material claim, audit, action, suit, proceeding, or (to the knowledge of Target) investigation now pending or (to the knowledge of Target) threatened against or with respect to Target in respect of any Tax or assessment. No notice of deficiency or similar document of any Tax authority has been received by Target, and there are no liabilities for Taxes (including liabilities for interest, additions to Tax and penalties thereon and related expenses) with respect to the issues that have been raised (and are currently pending) by any Tax authority that could, if determined adversely to Target, materially and adversely affect the liability of Target for Taxes. There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of Target. Target has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code. Target is in full compliance with all the terms and conditions of any Tax exemptions or other Tax-sharing agreement or order of a foreign government and the consummation of the Merger will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption or other Tax-sharing agreement or order. Neither Target nor any person on behalf of Target has entered into or will enter into any agreement or consent pursuant to the collapsible corporation provisions of
Section 341(f) of the Code (or any corresponding provision of state, local or foreign income tax law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provision of state, local or foreign income tax law) apply to any disposition of any asset owned by Target. None of the assets of Target is property that Target is required to treat as being owned by any other person pursuant to the so-called "safe harbor lease" provisions of former Section 168(f)(8) of the Code. None of the assets of Target directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code. None of the assets of Target is "tax-exempt use property" within the meaning of Section 168(h) of the Code. Target has not made and will not make a consent dividend election under Section 565 of the Code. Target has never been a party to any transaction intended to qualify under Section 355 of the Internal Revenue Code or any corresponding provision of state law. Target has not participated in (and will not participate in) an international boycott within the meaning of Section 999 of the Code. No Target stockholder is other than a United States person within the meaning of the Code. Target

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does not have and has not had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States of America and such foreign country and Target has not engaged in a trade or business within any foreign country. Target has never elected to be treated as an S-corporation under the Code or any corresponding provision of federal or state law. All material elections with respect to Target's Taxes made during the fiscal year ending December 31, 1999 are reflected on the Target Tax Returns for such period, copies of which have been provided or made available to Acquiror. After the date of this Agreement and prior to the Effective Time, no material election with respect to Taxes will be made without the prior written consent of Acquiror, which consent not to be unreasonably withheld. Target is not party to any joint venture, partnership, or other arrangement or contract which could be treated as a partnership for federal income tax purposes. Target is not currently and never has been subject to the reporting requirements of Section 6038A of the Code. There is no agreement, contract or arrangement to which Target is a party that could, individually or collectively, result in the payment of any amount that would not be deductible by reason of Sections 280G (as determined without regard to Section 280G(b)(4), 162 (other than 162(a)) or 404 of the Code. Target is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (whether written or unwritten or arising under operation of federal law as a result of being a member of a group filing consolidated Tax returns, under operation of certain state laws as a result of being a member of a unitary group, or under comparable laws of other states or foreign jurisdictions) which includes a party other than Target nor does Target owe any amount under any such Agreement. Target has previously provided or made available to Acquiror copies of all income, franchise, and sales Tax Returns as filed with the appropriate Tax authority, and, as reasonably requested by Acquiror, prior to or following the date hereof, presently existing information statements and reports. Target is not, and has not been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Other than by reason of the Merger, Target has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

     (c) For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any and all taxes including, without limitation, (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, value added, net worth, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period or as the result of being a transferee or successor thereof and (iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used in this Section 2.14, the term "Target" means Target and any entity included in, or required under GAAP to be included in, any of the Target Financial Statements.

     2.15 Employee Benefit Plans.

     (a) For all purposes under this Section 2.15 "ERISA Affiliate" shall mean each person (as defined in Section 3(9) of ERISA) that, together with Target, is treated as a single employer under Section 4001(b) of ERISA or Section 414 of the Code. Except for the plans and agreements listed in Schedule 2.15 (collectively, the "Plans"), Target and its ERISA Affiliates do not maintain, are not a party to, do not contribute to and are not obligated to contribute to, and the employees or former employees of Target and its ERISA Affiliates and their dependents or survivors do not receive benefits under, any of the following (whether or not set forth in a written document):

          (i) Any employee benefit plan, as defined in section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

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          (ii) Any bonus, deferred compensation, incentive, restricted stock, stock purchase, stock option, stock appreciation right, phantom stock, supplemental pension, executive compensation, cafeteria benefit, dependent care, director or employee loan, fringe benefit, sabbatical, severance, termination pay or similar plan, program, policy, agreement or arrangement; or

          (iii) Any plan, program, agreement, policy, commitment or other arrangement relating to the provision of any benefit described in section 3(1) of ERISA to former employees or directors or to their survivors, other than procedures intended to comply with the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA").

     (b) Neither Target nor any ERISA Affiliate has, since January 1, 1994, terminated, suspended, discontinued contributions to or withdrawn from any employee pension benefit plan, as defined in section 3(2) of ERISA, including (without limitation) any multiemployer plan, as defined in section 3(37) of ERISA.

     (c) Target has provided to Acquiror complete, accurate and current copies of each of the following:

           (i) The text (including amendments) of each of the Plans, to the extent reduced to writing;

          (ii) A summary of each of the Plans, to the extent not previously reduced to writing;

         (iii) With respect to each Plan that is an employee benefit plan (as defined in section 3(3) of ERISA), the following:

             (1) The most recent summary plan description, as described in section 102 of ERISA;

             (2) Any summary of material modifications that has been distributed to participants but has not been incorporated in an updated summary plan description furnished under Subparagraph (1) above; and

             (3) The annual report, as described in section 103 of ERISA, and (where applicable) actuarial reports, for the three most recent plan years for which an annual report or actuarial report has been prepared; and

          (iv) With respect to each Plan that is intended to qualify under section 401(a) of the Code the most recent determination letter concerning the plan's qualification under section 401(a) of the Code, as issued by the Internal Revenue Service, and any subsequent determination letter application.

     (d) With respect to each Plan that is an employee benefit plan (as defined in section 3(3) of ERISA), the requirements of ERISA applicable to such Plan have been satisfied in all material respects.

     (e) With respect to each Plan that is subject to COBRA, the requirements of COBRA applicable to such Plan have been satisfied in all material respects.

     (f) With respect to each Plan that is subject to the Family Medical Leave Act of 1993, as amended, the requirements of such Act applicable to such Plan have been satisfied in all material respects.

     (g) Each Plan that is intended to qualify under section 401(a) of the Code meets the requirements for qualification under section 401(a) of the Code and the regulations thereunder, except to the extent that such requirements may be satisfied by adopting retroactive amendments under section 401(b) of the Code and the regulations thereunder or may be otherwise corrected without material cost to Target. Each such Plan has been administered in all material respects in accordance with its terms (or, if applicable, such terms as will be adopted pursuant to a retroactive amendment under section 401(b) of the Code) and the applicable provisions of ERISA and the Code and the regulations thereunder.

     (h) Neither Target nor any ERISA Affiliate has any accumulated funding deficiency under section 412 of the Code or any termination or withdrawal liability under Title IV of ERISA.

     (i) All contributions, premiums or other payments due from the Target to (or under) any Plan have been fully paid or adequately provided for on the books and financial statements of Target. All accruals (including, where appropriate, proportional accruals for partial periods) have been made in accordance with prior practices.
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     2.16 Employees and Consultants.

     (a) Target has provided Acquiror with a true and complete list of all individuals employed by Target as of the date hereof and the position and base compensation payable to each such individual. Other than offer letters, each of which relate to employments-at-will and a form of which has been provided to Acquiror, there are no written or oral employment agreements, consulting agreements or termination or severance agreements to which Target is a party.

     (b) Target is not a party to or subject to a labor union or a collective bargaining agreement or arrangement, is not a party to any labor or employment proceeding and to the knowledge of Target is not involved in any labor or employment dispute.

     (c) The consummation of the transactions contemplated herein will not result in (i) any amount becoming payable to any employee, director or independent contractor of Target, (ii) the acceleration of payment or vesting of any benefit, option or right to which any employee, director or independent contractor of Target may be entitled, (iii) the forgiveness of any indebtedness of any employee, director or independent contractor of Target or (iv) any cost becoming due or accruing to Target or the Acquiror with respect to any employee, director or independent contractor of Target.

     (d) Target is not obligated and upon consummation of the Merger will not be obligated to make any payment or transfer any property that would be considered a "parachute payment" under section 280G(b)(2) of the Code.

     (e) To the knowledge of Target, no employee of Target has been materially injured in the work place or in the course of his or her employment except for injuries which are covered by insurance or for which a claim has been made under workers' compensation or similar laws.

     (f) Target has complied in all material respects with the verification requirements and the record-keeping requirements of the Immigration Reform and Control Act of 1986 ("IRCA"); to the best knowledge of Target, the information and documents on which Target relied to comply with IRCA are true and correct; and there have not been any discrimination complaints filed against Target pursuant to IRCA, and to the knowledge of Target, there is no basis for the filing of such a complaint.

     (g) Target has not received or been notified of any complaint by any employee, applicant, union or other party of any discrimination or other conduct forbidden by law or contract, nor to the knowledge of Target, is there a basis for any complaint.

     (h) Target's action in complying with the terms of this Agreement will not violate any agreements with any of Target's employees.

     (i) Target has filed all reports and information required to be filed under applicable law with respect to its employees that are due prior to the date hereof and otherwise has complied in all material respects in its hiring, employment, promotion, termination and other labor practices with all applicable federal and state law and regulations, including without limitation those within the jurisdiction of the United States Equal Employment Opportunity Commission, United States Department of Labor and state and local human rights or civil rights agencies. Target has filed and shall file any such reports and information that are required to be filed under applicable law prior to the Closing Date.

     (j) Target is not aware that any of its employees or contractors is obligated under any agreement, commitments, judgment, decree, order or otherwise (an "Employee Obligation") that could reasonably be expected to interfere with the use of his or her best efforts to promote the interests of Target or that could reasonably be expected to conflict with any of Target's business as conducted or proposed to be conducted. Neither the execution nor delivery of this Agreement nor the conduct of Target's business as conducted or proposed to be conducted, will, to Target's knowledge, conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Employee Obligation.

     2.17 Related-Party Transactions. No Target stockholder or employee, officer or director of Target or member of his or her immediate family is indebted to Target, nor is Target indebted (or committed to make

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loans or extend or guarantee credit) to any of them. To Target's knowledge, no
Target stockholder owning over 2% of the outstanding Target Capital Stock (on a fully-diluted basis) or employee, officer or director of Target or member of his or her immediate family has any direct or indirect controlling interest in any firm or corporation with which Target is affiliated or with which Target has a business relationship, or any firm or corporation that competes with Target, except to the extent that such employees, officers or directors or stockholders and members of their immediate families own stock in publicly traded companies that may compete with the Company. To Target's knowledge, no member of the immediate family of any officer or director of Target is directly or indirectly interested in any material contract with Target.

     2.18 Insurance. Target has policies of insurance and bonds of the type and in amounts customarily carried by persons conducting businesses or owning assets similar to those of Target. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Target is otherwise in material compliance with the terms of such policies and bonds. Target has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

     2.19 Compliance with Laws. Target has complied with, is not in violation of, and has not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Target.

     2.20 Brokers' and Finders' Fees. Target has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.21 [Intentionally Omitted]

     2.22 Vote Required. The affirmative vote of the holders of a majority of each voting class of Target Capital Stock outstanding on the record date set for the Target Stockholders Meeting (as defined herein) is the only vote of the holders of any of Target's Capital Stock necessary to approve this Agreement and the transactions contemplated hereby.

     2.23 [Intentionally Omitted]

     2.24 [Intentionally Omitted]

     2.25 Customers and Suppliers. As of the date hereof, no customer which individually accounted for more than 1% of Target's gross revenues during the 12 month period preceding the date hereof, and no supplier of Target, has canceled or otherwise terminated, or made any written threat to Target to cancel or otherwise terminate its relationship with Target for any reason including, without limitation the consummation of the transactions contemplated hereby, or, in the three-month period ended June 30, 2000 compared to the three-month period ended March 31, 2000, decreased by over 10% its services or supplies to Target in the case of any such supplier, or its usage of the services or products of Target in the case of such customer, and to Target's knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with Target. Target has not knowingly breached, so as to provide a benefit to Target that was not intended by the parties, any agreement with, or engaged in any fraudulent conduct with respect to, any customer or supplier of Target.

     2.26 Material Contracts.  Except for the material contracts described in
Schedule 2.26 (collectively, the "Material Contracts") Target is not a party to or bound by any material contract, including without limitation:

          (a) any distributor, sales, advertising, agency or manufacturer's representative contract involving more than $75,000 over the life of the contract;

          (b) any continuing contract for the purchase of materials, supplies, equipment or services involving in the case of any such contact more than $75,000 over the life of the contract;

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          (c) any contract that expires or may be renewed at the option of any person other than the Target so as to expire more than one year after the date of this Agreement;

          (d) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

          (e) any contract for capital expenditures in excess of $75,000 in the aggregate;

          (f) any contract limiting the freedom of the Target to engage in any line of business or to compete with any other Person as that term is defined in the Exchange Act (as defined herein) or any confidentiality, secrecy or non-disclosure contract;

          (g) any contract pursuant to which Target leases any real property;

          (h) any contract pursuant to which the Target is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

          (i) any contract with any affiliate;

          (j) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

          (k) any license, sublicense or other agreement to which Target is a party (or by which it or any Target Intellectual Property is bound or subject) and pursuant to which any person has been or may be assigned, authorized to use, or given access to any Target Intellectual Property;

          (l) any license, sublicense or other agreement pursuant to which Target has been or may be assigned or authorized to use (A) any third party Intellectual Property or (B) any Target Intellectual Property (in both cases, other than off the shelf software products used in its business under various "shrink wrap" licenses);

          (m) any agreement pursuant to which Target has deposited or is required to deposit with an escrow holder or any other person or entity, all or part of the source code (or any algorithm or documentation contained in or relating to any source code) of any Target Intellectual Property ("Source Materials"); and

          (n) any agreement to indemnify, hold harmless or defend any other person with respect to any assertion of personal injury, damage to property or Intellectual Property infringement, misappropriation or violation or warranting the lack thereof, other than indemnification provisions contained in customary purchase orders/purchase agreements/product licenses arising in the ordinary course of business.

     2.27 No Breach of Material Contracts. The Target has materially performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of any Material Contract. Each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act, with respect to Target or to Target's knowledge with respect to the other contracting party, or otherwise that, with or without the giving of notice, the lapse of the time or the happening of any other event or conditions, could reasonably be expected to (A) become a default or event of default under any Material Contract, which default or event of default could reasonably be expected to have a Material Adverse Effect on Target or (B) result in the loss or expiration of any material right or option by Target (or the gain thereof by any third party) under any Material Contract or (C) result in the release, disclosure or delivery to any third party of any part of the Source Materials (as defined in Section 2.26(m)). True, correct and complete copies of all Material Contracts have been delivered to the Acquiror.

     2.28 Third-Party Consents. Schedule 2.28 lists all contracts that require a novation or consent to assignment, as the case may be, prior to the Effective Time so that Acquiror shall be made a party in place of

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Target or as assignee (the "Contracts Requiring Novation or Consent to
Assignment"). Such list is complete and accurate.

     2.29 Registration Statement; Proxy Statement/Prospectus. The written information supplied by Target expressly for the purpose of inclusion in the registration statement (the "Registration Statement") on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the issuance of the shares of Acquiror Common Stock to be issued in the Merger will be registered with the Securities and Exchange Commission (the "SEC") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The written information supplied by Target expressly for the purpose of inclusion in the proxy statement/prospectus to be sent to the stockholders of Target in connection with the meetings of Target's stockholders (the "Target Stockholders Meeting") and Acquiror's stockholders (the "Acquiror Stockholders Meeting") to be held in connection with the Merger (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Target's stockholders and Acquiror stockholders, at the time of the Target Stockholders Meeting and Acquiror Stockholder Meeting and at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event or information should be discovered by Target which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Target shall promptly inform Acquiror. Notwithstanding the foregoing, Target makes no representation, warranty or covenant with respect to any information supplied by Acquiror that is contained in any of the foregoing documents.

     2.30 Minute Books. The minute books of Target made available to Acquiror contain a complete and accurate summary of all meetings of directors and stockholders or actions by written consent since the time of incorporation of Target through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

     2.31 Complete Copies of Materials. Target has delivered or made available true and complete copies of each document which has been requested by Acquiror or its counsel in connection with their legal and accounting review of Target.

     2.32 Representations Complete. None of the representations or warranties made by Target herein or in any Schedule hereto, including the Target Disclosure Schedule, or certificate furnished by Target pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE II-A

          REPRESENTATIONS AND WARRANTIES OF THE PRINCIPAL STOCKHOLDERS

     In addition to the joint and several representations made in Article II hereof, each of the Principal Stockholders hereby represents and warrants, severally and not jointly, that such Principal Stockholder has all requisite power and authority to enter into each Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby, and each of the Transaction Documents constitutes the valid and legally binding obligation of such Principal Stockholder, enforceable in accordance with its terms.

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                                  ARTICLE III

           REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

     Acquiror and Merger Sub, jointly and severally, represent and warrant to Target that the statements contained in this Article III are true and correct, except as set forth in the disclosure schedule delivered by Acquiror to Target prior to the execution and delivery of this Agreement (the "Acquiror Disclosure Schedule"). The Acquiror Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article III. Any reference in this Article III to an agreement being "enforceable" shall be deemed to be qualified to the extent such enforceability is subject to (i) laws of general application relating to bankruptcy, insolvency, moratorium and the relief of debtors, and (ii) the availability of specific performance, injunctive relief and other equitable remedies.

     3.1 Organization, Standing and Power. Each of Acquiror and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Acquiror and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Acquiror. Acquiror has delivered a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Acquiror and its subsidiaries, each as amended to date, to Target. Neither Acquiror nor Merger Sub (or any other subsidiary) is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Acquiror is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Acquiror free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Acquiror or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Acquiror SEC Documents (as defined in Section 3.4), Acquiror does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

     3.2 Capital Structure. The authorized capital stock of Acquiror consists of 112,000,000 shares of Common Stock, $0.01 par value, and 48,000,000 shares of Preferred Stock, $0.01 par value, of which there were issued and outstanding as of the close of business on the date hereof, 28,043,394 shares of Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities of Acquiror and no outstanding commitments to issue any shares of capital stock or voting securities after the date of this Agreement other than pursuant to the exercise of options issued under the 2000 Stock Incentive Plan (the "Acquiror Stock Option Plan") and as set forth below in this Section 3.2. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $0.001 par value, all of which are issued and outstanding and are held by Acquiror. All outstanding shares of Acquiror and Merger Sub have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof and are not subject to preemptive rights, rights of first refusal or other similar rights created by statute, the Certificate of Incorporation or Bylaws of Acquiror or Merger Sub or any agreement to which Acquiror or Merger Sub is a party or by which it is bound. As of the date hereof, Acquiror has reserved (i) 6,750,000 shares of Common Stock for issuance to employees, directors and independent contractors pursuant to the Acquiror Stock Option Plan, of which approximately 128,900 shares have been issued pursuant to option exercises, and approximately 6,621,100 shares are subject to outstanding, unexercised options, (ii) 688,772 shares of Common Stock pursuant to options granted outside the Acquiror Stock Option Plan, and (iii) 807,797 shares of Common Stock for issuance to employees, directors and independent consultants pending approval of an increase in the shares available under the Acquiror Stock Option Plan. Other than as set forth above and the commitment to issue shares of Common Stock pursuant to this Agreement, there are no other options, warrants, calls, rights,
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

commitments or agreements of any character to which Acquiror or Merger Sub is a party or by which either of them is bound obligating Acquiror or Merger Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Acquiror or Merger Sub or obligating Acquiror or Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Acquiror Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable, will not be subject to any preemptive or other statutory right of stockholders, will be issued in compliance with applicable U.S. Federal and state securities laws and will be free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. There are no contracts, commitments or agreements relating to voting, registration, purchase or sale of Acquiror's capital stock (i) between or among Acquiror and any of its stockholders or (ii) to the best of Acquiror's knowledge, between or among any of Acquiror's stockholders or between any of Acquiror's stockholders and any third party, except for the stockholders delivering the Voting Agreements.

     3.3 Authority.

     (a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Acquiror and Merger Sub, subject only to the approval of the Merger by Acquiror's stockholders as contemplated by Section 6.1(a). This Agreement and the other Transaction Documents have been duly executed and delivered by each of Acquiror and Merger Sub and constitute the valid and binding obligations of each of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with their terms.

     (b) The execution and delivery of this Agreement and the other Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Acquiror or any of its subsidiaries, as amended, or (ii) any material agreement contained as an exhibit to any Acquiror SEC Documents (as defined) or any instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Acquiror or any of its subsidiaries or their properties or assets.

     (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Acquiror or any of its subsidiaries in connection with the execution and delivery of this Agreement or the other Transaction Documents by Acquiror or the consummation by Acquiror of the transactions contemplated hereby or thereby, except for (i) the filing of the Agreement of Merger, together with the required officers' certificates, as provided in Section 1.2, (ii) the filing of a registration statement on Form S-4 or other applicable form, (iii) the filing of a Form 8-K with the SEC and National Association of Securities Dealers ("NASD") within 15 days after the Closing Date, (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country,
(v) such filings as may be required under HSR, (vi) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares, and the filing with the European Association of Securities Dealers Automated Quotation ("EASDAQ") of a Notification Form for Request for Admission to Trading on EASDAQ of Additional Financial Instruments, with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Capital Stock in the Merger and upon exercise of the options under the Target Stock Option Plan assumed by Acquiror, and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Acquiror and would not prevent, materially alter or delay any of the transactions contemplated by this Agreement.

     3.4 SEC Documents; Financial Statements. Acquiror has furnished to Target a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act")), definitive proxy statement,

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

and other filing filed with the SEC by Acquiror since its inception, and, prior to the Effective Time, Acquiror will have furnished Target with true and complete copies of any additional documents filed with the SEC by Acquiror prior to the Effective Time (collectively, the "Acquiror SEC Documents"). In addition, Acquiror has made available to Target all exhibits to the Acquiror SEC Documents filed prior to the date hereof, and will promptly make available to Target all exhibits to any additional Acquiror SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Target SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and neither Acquiror nor any of its subsidiaries is in default thereunder. As of their respective filing dates, the Acquiror SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Securities Act, and none of the Acquiror SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Acquiror SEC Document. The financial statements of Acquiror, including the notes thereto, included in the Acquiror SEC Documents (the "Acquiror Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Qs, as permitted by Form 10-Q). The Acquiror Financial Statements fairly present the consolidated financial condition and operating results of Acquiror and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).

     3.5 Absence of Certain Changes. Since June 30, 2000 (the "Acquiror Balance Sheet Date"), Acquiror has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or might reasonably be expected to result in, a Material Adverse Effect on Acquiror; (ii) any acquisition, sale or transfer of any material asset of Acquiror; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Acquiror or any revaluation by Acquiror of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Acquiror, or any direct or indirect redemption, purchase or other acquisition by Acquiror of any of such shares of capital stock; (v) any material contract entered into by Acquiror, other than in the ordinary course of business and as provided to Target, or any material amendment or termination of, or default under, any material contract to which Acquiror is a party or by which it is bound except in the ordinary course of business; (vi) any amendment or change to the Certificate of Incorporation or Bylaws of Acquiror; (vii) any increase or modification of the compensation or benefits payable or to become payable by Acquiror to any of its directors, employees or consultants; (viii) capital expenditures or capital commitments by Acquiror exceeding $25,000 individually or $200,000 in the aggregate; (ix) destruction of, damage to or loss of any material assets, business or customer of Acquiror; or (x) any agreement by Acquiror to do any of the things described in the preceding clauses (i) through
(ix).

     3.6 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Acquiror or any of its subsidiaries, threatened (including allegations that could form the basis for such future actions) against Acquiror or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Acquiror. There is no judgment, decree or order against Acquiror or any of its subsidiaries or, to the knowledge of Acquiror or any of its subsidiaries, any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Acquiror. Acquiror does not have any plans to initiate any litigation, arbitration or other proceeding against any third party, other than for routine collection on bills.

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     3.7 Registration Statement.  The written information supplied by Acquiror and Merger Sub expressly for the purpose of inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The written information supplied by Acquiror expressly for the purpose of inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Target's stockholders and Acquiror stockholders, at the time of the Target Stockholders Meeting and Acquiror Stockholder Meeting and at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event or information should be discovered by Acquiror which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Acquiror shall promptly inform Target. Notwithstanding the foregoing, neither Acquiror nor Merger Sub make any representation, warranty or covenant with respect to any information supplied by Target that is contained in any of the foregoing documents.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 Conduct of Business of Target and Acquiror. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Target and Acquiror each agree (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted. Each of Target and Acquiror further agrees to (i) pay and to cause its subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or Taxes, (ii) subject to the other's consent to the filing of material Tax Returns if applicable, to pay or perform other obligations when due, and (iii) to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, keep available the services of its and its subsidiaries' present officers and key employees and preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Target and Acquiror agree to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which could have a Material Adverse Effect on it. Without limiting the foregoing, except as expressly contemplated by this Agreement, neither Target nor Acquiror shall do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other:

          (a) Charter Documents. Cause or permit any amendments to its Certificate or Articles of Incorporation or Bylaws;

          (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

          (c) Other. Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) and (b) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

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     4.2 Conduct of Business of Target.  During the period from the date of this
Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Target shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Acquiror:

          (a) Material Contracts. Enter into any material contract, agreement, license or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, agreements or licenses other than in the ordinary course of business consistent with past practice;

          (b) Stock Option Plans, etc. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

          (c) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Target Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement;

          (d) Intellectual Property. Transfer to or license any person or entity or otherwise extend, amend or modify any rights to its Intellectual Property other than the grant of non-exclusive licenses in the ordinary course of business consistent with past practice;

          (e) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing, manufacturing or other exclusive rights of any type or scope with respect to any of its products or technology;

          (f) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole;

          (g) Indebtedness. Incur or commit to incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

          (h) Leases. Enter into any operating lease requiring payments in excess of $50,000;

          (i) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $50,000 in any one case or $150,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the applicable Financial Statements; provided however that in the event that any claims, liabilities or obligations arising from the matters set forth on Schedule 2.8 are settled after the date hereof in consideration for a payment in cash or the issuance of securities by Target in accordance with the provisions of this
     Section 4.2, then such payments or issuances shall be deemed Damages (as defined in Section 8.2) for purposes of Article VIII hereof. For purposes of any such determination, the value of any securities issued shall be the fair market value of such securities on the Closing Date;

          (j) Capital Expenditures. Incur or commit to incur any capital expenditures in excess of $50,000 in the aggregate;

          (k) Insurance. Materially reduce the amount of any insurance coverage provided by existing insurance policies;

          (l) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;

          (m) Employee Benefits; Severance.  Take any of the following actions:
     (i) increase or agree to increase the compensation payable or to become payable to its officers or employees, except for increases

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

     in salary or wages of non-officer employees in the ordinary course of business and in accordance with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any officer or employee, (iii) enter into any collective bargaining agreement, or (iv) establish, adopt, enter into or amend in any material respect any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (n) Lawsuits.  Commence a lawsuit or arbitration proceeding other than
     (i) for the routine collection of bills, or (ii) for a breach of this Agreement;

          (o) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole;

          (p) Taxes. Make any material Tax election other than in the ordinary course of business and consistent with past practice, change any material Tax election, adopt any Tax accounting method other than in the ordinary course of business and consistent with past practice, change any Tax accounting method, file any Tax return (other than any estimated tax returns, immaterial information returns, payroll tax returns or sales tax returns) or any amendment to a Tax return, enter into any closing agreement, settle any Tax claim or assessment or consent to any Tax claim or assessment provided that Acquiror shall not unreasonably withhold or delay approval of any of the foregoing actions;

          (q) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

          (r) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (q) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

     4.3 Notices. Each of Acquiror and Target shall give all notices and other information required to be given to its employees, any collective bargaining unit representing any group of its employees, and any applicable government authority under the National Labor Relations Act, the Internal Revenue Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 No Solicitation.

     (a) From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Target shall not, directly or indirectly, through any officer, director, employee, stockholder, representative or agent, (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of all or substantially all of the assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Target, other than the transactions contemplated by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as a "Takeover Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Takeover Proposal, or (iii) agree to, approve or recommend any Takeover Proposal.

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     (b) Target shall notify Acquiror immediately (and no later than 24 hours)
after receipt by Target (or its advisors or agents) of any Takeover Proposal or any request for information in connection with a Takeover Proposal or for access to the properties, books or records of Target by any person or entity that informs Target that it is considering making, or has made, a Takeover Proposal prior to the earlier of the Effective Time or the termination of this Agreement. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

     (c) Acquiror shall notify Target no later than two (2) days prior to the consummation of any acquisition of a third party involving consideration in excess of $5,000,000. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the target and the terms and conditions of such acquisition.

     5.2 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, Target and Acquiror shall prepare proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Target and Acquiror and, as promptly as practicable, Acquiror shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use reasonable best efforts to cause the Registration Statement to become and remain effective as soon thereafter as practicable. The Proxy Statement shall include the recommendation of the Board of Directors of Acquiror and Target in favor of the Merger.

     5.3 Stockholder Meetings or Consent Solicitations. Target and Acquiror shall promptly after the date hereof take all actions necessary to either (i) call a meeting of their respective stockholders to be held for the purpose of voting upon this Agreement and the Merger or (ii) commence a consent solicitation to obtain such approvals on or prior to November 30, 2000 or as soon thereafter as is practicable and in any event within 10 days of the date on which the Registration Statement is declared effective. Target and Acquiror will, through their respective Boards of Directors, recommend to their stockholders approval of such matters as soon as practicable after the date hereof. Target and Acquiror shall use all reasonable efforts to solicit from their stockholders proxies or consents in favor of such matters.

     5.4 Access to Information.

     (a) Each of Acquiror and Target shall afford the other party and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of its and its subsidiaries' properties, books, contracts, commitments and records, and
(ii) all other information concerning its business, properties and personnel as the other may reasonably request. Each of Acquiror and Target agrees to provide to the other party and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

     (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Acquiror and Target shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

     (c) No information or knowledge obtained in any investigation pursuant to this Section 5.4 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.5 Confidentiality. The parties acknowledge that Acquiror and Target have previously executed a non-disclosure agreement dated July 14, 2000 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     5.6 Public Disclosure. Unless otherwise permitted by this Agreement, Acquiror and Target shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by Acquiror to comply with the rules and

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regulations of the SEC or the Belgium Banking and Finance Commission or any
obligations pursuant to any listing agreement with any national securities exchange, with the NASD or with EASDAQ.

     5.7 Consents; Cooperation.

     (a) Each of Acquiror and Target shall promptly apply for or otherwise seek, and use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use its reasonable best efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

     (b) Each of Acquiror and Target shall use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Acquiror and Target shall cooperate and use all commercially reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Acquiror and Target decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither Target nor Acquiror shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the earlier of (i) November 30, 2000 or (ii) the date of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction. Each of Acquiror and Target shall use all commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

     (c) Notwithstanding the foregoing, neither Acquiror nor Target shall be required to agree, as a condition to any approval, to divest itself of or hold separate any subsidiary, division or business unit which is material to the business of such party and its subsidiaries, taken as a whole, or the divestiture or holding separate of which would be reasonably likely to have a Material Adverse Effect on (A) the business, properties, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole or (B) the benefits intended to be derived as a result of the Merger.

     5.8 Update Disclosure; Breaches. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party, by written update to its Disclosure Schedule, of (i) the occurrence or non-occurrence of any event which would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (ii) the failure of Target or Acquiror, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would be likely to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied. The delivery of any notice pursuant to this
Section 5.8 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice, provided that such party, within ten days after receipt of such notice, advises the other party of its objection to the matter disclosed in such notice and the nature of such objection.

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     5.9 Stockholder Agreements.  Upon the execution of this Agreement, Target will provide Acquiror with a list of those persons who are, in Target's reasonable judgment, "affiliates" of Target, within the meaning of Rule 145 under the Securities Act ("Rule 145"). Each such person who is an "affiliate" of Target within the meaning of Rule 145 is referred to herein as an "Affiliate." Target shall provide Acquiror such information and documents as Acquiror shall reasonably request for purposes of reviewing such list and shall notify Acquiror in writing regarding any change in the identity of its Affiliates prior to the Closing Date. Target shall use its best efforts to deliver or cause to be delivered to Acquiror as soon as practicable after the date hereof from each of the Affiliates of Target, an executed agreement, in the form attached hereto as Exhibit D ("Target Affiliate Agreement"). Acquiror shall be entitled to place appropriate legends on the certificates evidencing any Acquiror Common Stock to be received by Affiliates of Target pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Acquiror Common Stock, consistent with the terms of the Target Affiliate Agreement.

     5.10 Indemnification.

     (a) From and after the Effective Time, Acquiror and the Surviving Corporation jointly and severally shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of Target or any of its subsidiaries (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the extent permitted under applicable law and as provided under Target's Certificate of Incorporation, Bylaws and indemnification agreements in effect on the date hereof.

     (b) If Acquiror or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving person of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then and in each such case, proper provision shall be made so that such successors or assigns of Acquiror or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this
Section 5.10.

     5.11 Voting Agreements. Target shall use its best efforts to cause the Principal Stockholders, its directors and officers and the other stockholders listed on Schedule 5.11.1 to, and Acquiror shall use its best efforts to cause its officers and directors and stockholders listed on Schedule 5.11.2 hereto to, execute and deliver to Acquiror and Target a Voting Agreement substantially in the form of Exhibit B attached hereto concurrently with the execution of this Agreement.

     5.12 Legal Requirements. Each of Acquiror and Target will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.13 Tax-Free Reorganization. Neither Target, Acquiror nor Merger Sub will, either before or after consummation of the Merger, take any action which, to the knowledge of such party, would cause the Merger to fail to constitute a "reorganization" within the meaning of Code Section 368.

     5.14 Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Merger. Target shall use its reasonable best efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common Stock in connection with the Merger.

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     5.15 Stock Options.

     (a) At the Effective Time, the Target Stock Option Plan and each Target Option, whether vested or unvested, shall be assumed by Acquiror, and Target's repurchase right with respect to any unvested option shares granted under the Target Stock Option Plan shall be assigned to Acquiror. On the Closing Date, Target shall deliver to Acquiror an updated Option Schedule current as of such date. Each Target Option so assumed by Acquiror under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Target Stock Option Plan immediately prior to the Effective Time, except that (i) such Target Option shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Target Common Stock that were issuable upon exercise of such Target Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Acquiror Common Stock, (ii) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such Target Option shall be equal to the quotient determined by dividing the exercise price per share of Target Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole cent, and (iii) immediately prior to the Effective Time, an aggregate of 1,277,114 unvested Target Options subject to certain trigger letters will vest automatically in accordance with such trigger letters. It is the intention of the parties that the Target Options so assumed by Acquiror qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within 45 business days after the Effective Time, Acquiror will issue to each person who, immediately prior to the Effective Time was a holder of a Target Option a document evidencing the foregoing assumption of such Target Option by Acquiror.

     (b) Acquiror shall comply with the terms of the Target Stock Option Plan and ensure, to the extent required by, and subject to the provisions of, such Target Stock Option Plan, that Target Options which qualified as incentive stock options prior the Effective Time continue to quality as incentive stock options after the Effective Time.

     (c) Acquiror shall take all corporate action necessary to reserve and make available for issuance a sufficient number of shares of Acquiror Common Stock for delivery under Target Options assumed in accordance with this Section 5.15. Promptly after the Effective Time, Acquiror shall file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the shares of Acquiror Common Stock subject to such Target Options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Target Options remain outstanding.

     5.16 Escrow Agreement. On or before the Effective Time, Acquiror, Target, the Escrow Agent and the Stockholders' Agent (as defined in Article VIII hereto) will execute the Escrow Agreement contemplated by Article VIII in the form attached hereto as Exhibit C.

     5.17 Listing of Additional Shares. Prior to the Effective Time, Acquiror shall file with Nasdaq a Notification Form for Listing of Additional Shares with respect to the Total Acquiror Shares and any additional shares of Acquiror Common Stock required to be reserved for issuance upon exercise of Target Options assumed by Acquiror and shall use reasonable best efforts to get such shares accepted for quotation.

     5.18 Additional Agreements; Reasonable Best Efforts. Each of the parties agrees to use their reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including cooperating fully with the other party, including by provision of information. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of Target or Acquiror, the proper officers and directors of each party to this Agreement shall take all such necessary action.

     5.19 Employee Benefits. Acquiror shall make offers of employment to those employees of Target as of the Closing Date it shall so determine in its discretion after consultation with Target. Acquiror shall take such

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reasonable actions, to the extent permitted by Acquiror's benefits program, as are necessary to allow eligible employees of Target to participate in the benefit programs of Acquiror, or alternative benefits programs in the aggregate substantially comparable to those applicable to employees of Acquiror on similar terms, as soon as practicable after the Effective Time of the Merger. For purposes of satisfying the terms and conditions of such programs, to the extent permitted by Acquiror's benefit programs, Acquiror shall give full credit for eligibility, or vesting for each participant's period of service with Target. Notwithstanding the foregoing, Acquiror's undertakings described in this Section
5.19 are subject to the terms and conditions of any applicable insurance policies and requirements of relevant insurers. Target shall, immediately prior to and contingent upon the Closing Date, have terminated Target's 401(k) Plan (the "401(k) Plan") and no further contributions shall be made to the 401(k) Plan. Target shall provide to Acquiror (i) resolutions by the Target Board authorizing the termination and (ii) an executed amendment to the 401(k) Plan, which in Acquiror's reasonable judgment is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder.

     5.20 Lock-Up Agreements. Prior to the Effective Time, each Target stockholder, Target optionholder that has been granted 10,000 or more Target Options, holder of other Target securities convertible into Target Capital Stock and each officer and director of Target shall execute and deliver a lock-up agreement to Acquiror in the form attached hereto as Exhibit H. In addition, Target shall use its reasonable best efforts to obtain prior to the Effective Time executed lock-up agreements from all optionholders that have been granted less than 10,000 Target Options.

     5.21 Board Composition. Acquiror shall, in connection with the obtaining of the requisite stockholder vote or consent to approve the Merger, take all reasonable actions necessary to increase the size of its Board of Directors to ten (10) members and remove one of the existing independent directors from the Board. Target will have the right to nominate three (3) members of the Board at the time of such increase, at least one of which shall be independent, as defined by the rules and regulations of Nasdaq.

     5.22 Registration Rights. In the event that at any time after the Effective Time any affiliate of Acquiror shall be granted the right to require the Acquiror to register shares of such affiliate's Acquiror Common Stock, Acquiror shall grant similar registration rights to any affiliate of Target that after the Effective Time shall be an affiliate of Acquiror or be subject to Rule 145 of the Securities Act. For purposes herein, "affiliate" shall be defined in accordance with the Securities Act and the rules and regulations thereunder.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of Target Capital Stock and Acquiror Common Stock as of the record date set for the Target Stockholders Meeting and Acquiror Stockholders Meeting, as applicable, or solicitation of stockholder consents, and any agreements or arrangements that may result in the payment of any amount that would not be deductible by reason of
     Section 280G of the Code shall have been approved by such number of stockholders of Target as is required by the terms of Section 280G(b)(5)(B).

          (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other
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     order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

          (c) Governmental Approval. Acquiror and Target and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Securities Act, under state Blue Sky laws, and under HSR.

          (d) Tax Opinion. Each of Target and Acquiror shall have received a written opinion from their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code, which opinions shall be substantially identical in substance; provided, however, that if counsel to either Target or Acquiror does not render such opinion, this condition shall nonetheless be satisfied with respect to such party if counsel to the other party renders such opinion to such party. In preparing the Target and the Acquiror tax opinions, counsel may rely on reasonable assumptions and may also rely on (and to the extent reasonably required, the parties and Target's stockholders shall make) reasonable representations related thereto.

          (e) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares, and the filing with EASDAQ of a Notification Form for Request for Admission to Trading on EASDAQ of Additional Financial Instruments, with respect to the shares of Acquiror Common Stock issuable upon conversion of the Target Common Stock in the Merger and upon exercise of the options under the Target Stock Option Plan assumed by Acquiror shall have been made and accepted.

          (f) Escrow Agreement. Acquiror, Target, Escrow Agent and the Stockholder's Agent (as defined in Article VIII hereto) shall have entered into an Escrow Agreement substantially in the form attached hereto as Exhibit C.

          (g) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC.

     6.2 Additional Conditions to Obligations of Target. The obligations of Target to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by
Target:

          (a) Representations, Warranties and Covenants. Except as disclosed in the Acquiror Disclosure Schedule, (i) the representations and warranties of Acquiror and Merger Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time and (ii) Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

          (b) Certificate of Acquiror. Target shall have been provided with a certificate executed on behalf of Acquiror by its chief executive officer and chief financial officer to the effect that, as of the Effective Time:

             (i) all representations and warranties made by Acquiror and Merger Sub under this Agreement are true and complete in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time; and

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             (ii) all covenants, obligations and conditions of this Agreement to be performed by Acquiror and Merger Sub on or before such date have been so performed in all material respects.

          (c) Legal Opinion. Target and the Former Target Stockholders (as defined in Article VIII) shall have received a legal opinion from Acquiror's legal counsel substantially in the form attached as Exhibit E hereto.

          (d) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects (a "Material Adverse Change") of Acquiror and its subsidiaries, taken as a whole, except for such as are directly or indirectly attributable to or arise out of general market or industry conditions; provided, that, a decline in the market price of the Acquiror Common Stock shall not be deemed a Material Adverse Change absent any other occurrence or event that itself would be deemed a Material Adverse Change.

          (e) Employment and Non-Competition Agreements. Acquiror shall have entered into Employment and Non-Competition Agreements with the employees of Target set forth on Schedule 6.2(e) in the form attached hereto as Exhibit F, and the Compensation Committee of Acquiror shall have approved the options granted under such agreements.

          (f) Third Party Consents. Target shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under the material contracts of Acquiror filed as exhibits to the Acquiror SEC Documents, if failure to obtain such consents or approvals would or would reasonably be expected to have a Material Adverse Effect on Acquiror.

          (g) Injunctions or Restraints on Merger and Conduct of Business. No proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking to prevent the consummation of the Merger shall be pending. In addition, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's conduct or operation of the business of Acquiror and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

     6.3 Additional Conditions to the Obligations of Acquiror and Merger
Sub. The obligations of Acquiror and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Acquiror:

          (a) Representations, Warranties and Covenants. Except as disclosed in the Target Disclosure Schedule (i) the representations and warranties of Target in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time and (ii) Target shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

          (b) Certificate of Target. Acquiror shall have been provided with a certificate executed on behalf of Target by its chief executive officer and chief financial officer to the effect that, as of the Effective Time:

             (i) all representations and warranties made by Target under this Agreement are true and complete in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall

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        be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time; and

             (ii) all covenants, obligations and conditions of this Agreement to be performed by Target on or before such date have been so performed in all material respects.

          (c) Third Party Consents. Acquiror shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under the contracts of Target set forth on Schedule 2.26 hereto, if failure to obtain such consents or approvals would or would reasonably be expected to have a Material Adverse Effect on Target.

          (d) Injunctions or Restraints on Merger and Conduct of Business. No proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking to prevent the consummation of the Merger shall be pending. In addition, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Acquiror's conduct or operation of the business of Target and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (e) Legal Opinion. Acquiror shall have received a legal opinion from Target's legal counsel, in substantially the form attached hereto as Exhibit G.

          (f) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Target and its subsidiaries, taken as a whole, except for such as are directly or indirectly attributable to or arise out of general market or industry conditions.

          (g) Affiliate Agreements. Acquiror shall have received from the Affiliates of Target an executed Affiliate Agreement in substantially the form attached hereto as Exhibit D.

          (h) Conversion of Preferred Stock. All of Target's outstanding Preferred Stock shall have been converted into Target Common Stock in accordance with the Certificate of Incorporation of Target.

          (i) Employment and Non-Competition Agreements. The employees of Target set forth on Schedule 6.2(e) shall have entered into an Employment and Non-Competition Agreement in the form attached hereto as Exhibit F.

          (j) Lock-Up Agreements. The persons identified in the first sentence of Section 5.20 shall have executed and delivered Lock-Up Agreements to Acquiror as provided therein.

                                  ARTICLE VII

                  TERMINATION, EXPENSES, AMENDMENT AND WAIVER

     7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Target or Acquiror, this Agreement may be terminated:

          (a) by mutual consent duly authorized by the Boards of Directors of Acquiror and Target;

          (b) by either Acquiror or Target, if, without fault of the terminating party, the Closing shall not have occurred on or before November 30, 2000 (provided, a later date may be agreed upon in writing by the parties hereto, and provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

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          (c) by Acquiror, if (i) Target shall breach any representation, warranty, obligation or agreement hereunder and such breach shall not have been cured within ten (10) business days of receipt by Target of written notice of such breach, provided that the right to terminate this Agreement by Acquiror under this Section 7.1(c)(i) shall not be available to Acquiror where Acquiror is at that time in willful breach of this Agreement, (ii) the Board of Directors of Target shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Acquiror or shall have resolved to do any of the foregoing, provided that the right to terminate this Agreement by Acquiror under this Section 7.1(c)(ii) shall not be available to Acquiror where Acquiror is at that time in willful breach of this Agreement, or (iii) for any reason Target fails to call and hold the Target Stockholders Meeting or commence solicitation of stockholder consents by November 15, 2000, provided that the right to terminate this Agreement by Acquiror under this Section 7.1(c)(iii) shall not be available to Acquiror where Acquiror is at that time in material breach of this Agreement;

          (d) by Target, if (i) Acquiror shall breach any representation, warranty, obligation or agreement hereunder and such breach shall not have been cured within ten (10) days following receipt by Acquiror of written notice of such breach, provided that the right to terminate this Agreement by Target under this Section 7.1(d)(i) shall not be available to Target where Target is at that time in material breach of this Agreement, (ii) the Board of Directors of Acquiror shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Target or shall have resolved to do any of the foregoing, provided that the right to terminate this Agreement by Target under this Section 7.1(d)(ii) shall not be available to Target where Target is at that time in willful breach of this Agreement, or (iii) for any reason Acquiror fails to call and hold the Acquiror Stockholders Meeting or commence solicitation of stockholder consents by November 15, 2000, provided that the right to terminate this Agreement by Target under this Section 7.1(d)(iii) shall not be available to Target where Target is at that time in material breach of this Agreement;

          (e) by Acquiror if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (ii) if any required approval of the stockholders of Target shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders and any adjournment thereof; or

          (f) by Target if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (ii) if any required approval of the stockholders of Acquiror shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders and any adjournment thereof.

     7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror or Target or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that, the provisions of Section 5.5 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

     7.3 Expenses and Termination Fees.

     (a) Subject to Sections 7.3(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense; provided, however, that one-half ( 1/2) of any out-of-pocket expenses incurred by Target in excess of $500,000 for fees and expenses of legal counsel plus any other expenses, including, without limitation fees and expenses of financial advisors and accountants but excluding costs associated with SEC filing fees of the Registration Statement and printing and mailing the Prospectus/Proxy Statements (which shall be the obligation of Acquiror), shall remain an obligation of Target's stockholders. If Acquiror or Target
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receives invoices for amounts in excess of said amounts (in the aggregate), it may, with Acquiror's written approval, pay such fees; provided that such payment shall constitute "Damages" recoverable under Article VIII hereof and the Escrow Agreement and such Damages shall not be subject to any minimum threshold contained therein.

     (b) In the event that Target shall terminate this Agreement pursuant to
Section 7.1(f)(ii) following a failure of the stockholders of Acquiror to approve this Agreement, then Acquiror shall reimburse Target for all of the out-of-pocket costs and expenses incurred by Target in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel) up to an aggregate of $500,000.

     7.4 Amendment. The Boards of Directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto and in accordance with applicable law.

     7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed and in its sole and absolute discretion, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                           ESCROW AND INDEMNIFICATION

     8.1 Survival of Representations, Warranties and Covenants. Notwithstanding any investigation conducted before or after the Closing Date, and notwithstanding any actual or implied knowledge or notice of any facts or circumstances which Acquiror or Target may have as a result of such investigation or otherwise, Acquiror and Target will be entitled to rely upon the other party's representations, warranties and covenants set forth in this Agreement. The obligations of the parties with respect to their representations, warranties, agreements and covenants will survive the Closing and continue in full force and effect until the date 12 months following the Effective Time (the "Termination Date"), at which time, subject to Section 8.5, the representations, warranties and covenants of the parties set forth in this Agreement and any liability of the parties with respect to those representations, warranties and covenants will terminate. If a claim is made by either party prior to the expiration of any representations, warranties, agreements or covenants, such claim shall survive until such claim is finally resolved.

     8.2 Indemnity. From and after the Effective Time of the Merger, and subject to the provisions of Sections 8.1 and 4.2(i), Acquiror and the Surviving Corporation (on or after the Closing Date) shall be indemnified and held harmless by the former stockholders of Target (the "Former Target Stockholders"), jointly and severally, against, and reimbursed for, any liability, damage, loss, obligation, demand, judgment, fine, penalty, cost or expense, including reasonable attorneys' fees and expenses, and the costs of investigation incurred in defending against or settling such liability, damage, loss, cost or expense or claim therefor and any amounts paid in settlement thereof, imposed on or reasonably incurred by Acquiror or the Surviving Corporation (net of any insurance proceeds received by the Acquiror or the Surviving Corporation) as a result of (i) any breach of any representation, warranty, agreement or covenant on the part of Target or the Principal Stockholders under this Agreement or (ii) any of the matters listed on Schedule
2.8 (collectively the "Damages"); provided that each Principal Stockholder shall severally, and not jointly, indemnify and hold harmless Acquiror and the Surviving Corporation (on or after the Closing Date) against Damages resulting from a breach by such Principal Stockholder of any representation and warranty made by such Principal Stockholder in Article II-A. "Damages" as used herein is not limited to matters asserted by third parties, but includes Damages incurred or sustained by Acquiror in the absence of claims by a third party.

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     8.3 Escrow Fund.  As security for the indemnity provided for in Section 8.2 hereof, ten percent 10% of the Acquiror Common Stock issuable pursuant to
Section 1.6(a) (the "Escrow Shares") to the Former Target Stockholders shall be deposited by Acquiror in an escrow account with The Chase Manhattan Bank (or other mutually acceptable institution) as Escrow Agent (the "Escrow Agent"), as of the Effective Time, such deposit to constitute an escrow fund (the "Escrow Fund") to be governed by the terms set forth in this Agreement and the provisions of an Escrow Agreement to be executed and delivered pursuant to
Section 5.16. The Escrow Fund shall be allocated among the Former Target Stockholders on a pro-rata basis in accordance with the number of shares of Target Common Stock held by the Former Target Stockholders at the Effective Time (excluding for purposes of this calculation any Dissenting Shares). Upon compliance with the terms hereof and subject to the provisions of this Article VIII, Acquiror and the Surviving Corporation shall be entitled to obtain indemnity from the Escrow Fund for Damages covered by the indemnity provided for in Section 8.2 of this Agreement. Any and all distributions of stock or any securities of Acquiror Common Stock issued in respect thereof (including, without limitation, any shares issued pursuant to any stock dividend, stock split, reverse stock split, combination or reclassification thereof) shall be the property of the Former Target Stockholders, shall be deposited with the Escrow Agent and shall be treated as Escrow Shares pursuant to the terms of this Agreement. Cash dividends or other property distributed in respect of Acquiror Common Stock shall be delivered to the Former Target Stockholders on a pro-rata basis in accordance with the number of shares of Target Common Stock held by the Former Target Stockholders at the Effective Time and shall not be deposited with or retained by the Escrow Agent. The Former Target Stockholders shall be entitled to exercise any and all voting and other consensual rights pertaining to the Escrow Shares or any part thereof for any purpose not inconsistent with the terms of this Agreement.

     8.4 Damage Threshold. Notwithstanding the foregoing, Acquiror may not receive any shares from the Escrow Fund unless and until an Officer's Certificate (as defined in Section 8.6 below) identifying Damages the aggregate amount of which exceeds $500,000 has been delivered to the Escrow Agent as provided in Section 8.5 below and such amount is determined pursuant to this
Article VIII to be payable, in which case Acquiror shall receive shares equal in value to the full amount of Damages. In determining the amount of any Damage attributable to a breach, any materiality standard contained in a representation, warranty or covenant of Acquiror shall be disregarded.

     8.5 Escrow Period. The Escrow Period shall terminate at the expiration of twelve (12) months after the Effective Time; provided, however, that a portion of the Escrow Shares, which are necessary to satisfy any unsatisfied claims specified in any Officer's Certificate theretofore delivered to the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period, shall remain in the Escrow Fund until such claims have been finally resolved, including without limitation any claims relating to items set forth on Schedule 2.8 hereto.

     8.6 Claims upon Escrow Fund.

     (a) Upon receipt by the Escrow Agent on or before the Termination Date of a certificate signed by the chief financial or chief executive officer of Acquiror (an "Officer's Certificate"):

          (i) stating that Acquiror or the Surviving Corporation has incurred, paid or properly accrued (in accordance with GAAP) or knows of facts giving rise to a reasonable probability that it will have to incur, pay or accrue (in accordance with GAAP) Damages in an aggregate stated amount with respect to which Acquiror or the Surviving Corporation is entitled to payment from the Escrow Fund pursuant to this Agreement; and

          (ii) specifying in reasonable detail the individual items of Damages included in the amount so stated, the date each such item was incurred, paid or properly accrued (in accordance with GAAP), or the basis for such anticipated liability and the specific nature of the breach to which such item is related,

the Escrow Agent shall, subject to the provisions of Section 8.7 of this Agreement, deliver to Acquiror shares of Acquiror Common Stock in an amount necessary to indemnify Acquiror for the Damages claimed; provided, however, that no shares of Acquiror Common Stock shall be delivered to Acquiror, as a result of a claim based upon an accrual of, or upon a reasonable probability of having to incur, pay or accrue Damages

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until such time as the Acquiror has actually incurred or paid Damages. All shares of Acquiror Common Stock subject to such claims shall remain in the Escrow Fund until Damages are actually incurred or paid or the Acquiror determines in its reasonably good faith judgment that no Damages will be required to be incurred or paid (in which event such shares shall be distributed to the Former Target Stockholders in accordance with Section 8.10 below).

     (b) For the purpose of compensating Acquiror for its Damages pursuant to this Agreement, the Acquiror Common Stock in the Escrow Fund shall be valued at the closing market price of the Acquiror Common Stock on the Closing Date.

     8.7 Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Stockholders' Agent (defined in Section 8.9 below) and for a period of forty-five (45) days after such delivery to the Escrow Agent, the Escrow Agent shall make no delivery of Acquiror Common Stock or other property pursuant to Section 8.6 hereof unless the Escrow Agent shall have received written authorization from the Stockholders' Agent to make such delivery. After the expiration of such forty-five (45) day period, the Escrow Agent shall make delivery of the Acquiror Common Stock or other property in the Escrow Fund in accordance with Section 8.6 hereof, provided that no such payment or delivery may be made if the Stockholders' Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Acquiror prior to the expiration of such forty-five (45) day period.

     8.8 Resolution of Conflicts; Arbitration.

     (a) In case the Stockholders' Agent shall object in writing to any claim or claims by Acquiror made in any Officer's Certificate, the Stockholders' Agent and Acquiror shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholders' Agent and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Acquiror Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

     (b) If no such agreement can be reached after good faith negotiation for sixty (60) days, either Acquiror or the Stockholders' Agent may, by written notice to the other, demand arbitration of the matter unless the amount of the Damage is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by three arbitrators. Within fifteen (15) days after such written notice is given, Acquiror and the Stockholders' Agent shall each select one arbitrator, and the two arbitrators so selected shall select a third arbitrator. The decision of the arbitrators as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 8.6 hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.

     (c) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in New York, New York under the commercial rules then in effect of the American Arbitration Association. For purposes of this Section 8.8, in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Acquiror shall be deemed to be the Non-Prevailing Party unless the arbitrators award Acquiror more than one-half ( 1/2) of the amount in dispute, plus any amounts not in dispute; otherwise, the Former Target Stockholders shall be deemed to be the Non-Prevailing Party. The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including without limitation, attorneys' fees and costs, reasonably incurred by the other party to the arbitration.

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     8.9 Stockholders' Agent.

     (a) Frederick Krueger shall be constituted and appointed as agent ("Stockholders' Agent") for and on behalf of the Former Target Stockholders to give and receive notices and communications, to authorize delivery to Acquiror of the Acquiror Common Stock or other property from the Escrow Fund in satisfaction of claims by Acquiror, to deliver to the Former Target Stockholders cash received from the Acquiror in satisfaction of claims by the Former Target Stockholders, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than 10 days' prior written notice to Acquiror. The Stockholder's Agent may resign upon thirty (30) days notice to the parties to this Agreement and the Former Target Stockholders. No bond shall be required of the Stockholders' Agent, and the Stockholders' Agent shall receive no compensation for his services. Notices or communications to or from the Stockholders' Agent shall constitute notice to or from each of the Former Target Stockholders.

     (b) The Stockholders' Agent shall not be liable for any act done or omitted hereunder as Stockholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Former Target Stockholders shall severally indemnify the Stockholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders' Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

     (c) The Stockholders' Agent shall have reasonable access to information about Target and the reasonable assistance of Target's officers and employees for purposes of performing his duties and exercising his rights hereunder, provided that the Stockholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Target to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

     (d) The Stockholders' Agent shall be entitled to a distribution from the Escrow Fund equal to any such indemnity claim which has not been satisfied; provided, however, that no such distribution shall be made until all claims of Acquiror set forth in any Officer's Certificate delivered to the Escrow Agent on or prior to the Termination Date have been resolved.

     8.10 Distribution Upon Termination of Escrow Period. Within five (5) business days following the Termination Date, the Escrow Agent shall deliver to the Former Target Stockholders all of the shares in the Escrow Fund in excess of any amount of such shares reasonably necessary to satisfy any unsatisfied or disputed claims for Damages specified in any Officer's Certificate delivered to the Escrow Agent on or before the Termination Date and any unsatisfied or disputed claims by the Stockholder's Agent under Section 8.9. As soon as all such claims have been resolved, the Escrow Agent shall deliver to the Former Target Stockholders all shares remaining in the Escrow Fund and not required to satisfy such claims. Deliveries of shares to the Former Target Stockholders pursuant to this section shall be made in proportion to the allocation set forth in Section 8.3.

     8.11 Actions of the Stockholders' Agent. A decision, act, consent or instruction of the Stockholders' Agent shall constitute a decision of all Former Target Stockholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Former Target Stockholder, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Stockholders' Agent as being the decision, act, consent or instruction of each and every such Former Target Stockholder. The Escrow Agent and Acquiror are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders' Agent.

     8.12 Third-Party Claims. In the event Acquiror becomes aware of a third-party claim which Acquiror believes may result in a demand against the Escrow Fund, Acquiror shall notify the Stockholders' Agent of such claim, and the Stockholders' Agent shall be entitled, at his expense, to participate in any defense of such

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claim. Acquiror shall have the right in its sole discretion to settle any such claim; provided, however, that Acquiror may not effect the settlement of any such claim without the consent of the Stockholders' Agent, which consent shall not be unreasonably withheld or delayed. In the event that the Stockholders' Agent has consented to any such settlement, the Stockholders' Agent shall have no power or authority to object under Section 8.6 or any other provision of this
Article VIII to the amount of any claim by Acquiror against the Escrow Fund for indemnity with respect to such settlement.

     8.13 Maximum Liability and Remedies. The rights of the Acquiror to make claims upon the Escrow Fund in accordance with this Article VIII shall be the sole and exclusive remedy of Acquiror and its affiliates, successors and assigns after the Closing with respect to any representation, warranty, covenant or agreement made by Target or the Former Target Stockholders under this Agreement and no former stockholder, optionholder, warrantholder, director, officer, employee or agent of Target shall have any personal liability to Acquiror or the Surviving Corporation after the Closing in connection with the Merger except with respect to the shares held in the Escrow Fund; provided, however, that nothing herein limits any potential remedies and liabilities of Acquiror or the Surviving Corporation, arising under applicable state and federal laws with respect to any fraudulent breaches of the representations or warranties of Target, or intentional breaches of the covenants of Target, made in or pursuant to this Agreement. Notwithstanding the foregoing, if Acquiror or its affiliates, successors or permitted assigns successfully asserts a claim arising from a breach by a Principal Stockholder of its representations and warranties contained in Article II-A, recovery for Damages attributable to such claim shall by limited to the greater of (a) Escrow Shares beneficially owned by the breaching Principal Stockholder, valued as of the closing market price on the Closing Date, and (b) $200,000.

     8.14 Indemnification by Acquiror.

     (a) From and after the Effective Time of the Merger, and subject to the provisions of Section 8.1, the Former Target Stockholders shall be indemnified and held harmless by Acquiror and the Surviving Corporation, jointly and severally, against, and reimbursed for, any liability, damage, loss, obligation, demand, judgment, fine, penalty, cost or expense, including reasonable attorneys' fees and expenses, and the costs of investigation incurred in defending against or settling such liability, damage, loss, cost or expense or claim therefor and any amounts paid in settlement thereof, imposed on or reasonably incurred by the Former Target Stockholders (net of any insurance proceeds received by the Former Target Stockholders) as a result of any breach of any representation, warranty, agreement or covenant on the part of Acquiror or Merger Sub under this Agreement ("Target Damages").

     (b) Notwithstanding the foregoing, the Former Target Stockholders may not receive any indemnification unless and until a certificate signed by the Stockholders' Agent identifying Target Damages, the aggregate amount of which exceeds $500,000 has been delivered to Acquiror as provided below and such amount is determined pursuant to this Section 8.14 to be payable, in which case the Former Target Stockholders shall receive in the aggregate cash equal in value to the full amount of Target Damages as provided herein. In determining the amount of any Target Damage attributable to a breach, any materiality standard contained in a representation, warranty or covenant of Acquiror or Merger Sub shall be disregarded.

     (c) The period in which the Former Target Stockholders shall be entitled to indemnification shall terminate at the expiration of twelve (12) months after the Effective Time; provided, however, that any claims made prior to the expiration of such period shall survive until such claims have been finally resolved.

     (d) Upon receipt by Acquiror on or before the Termination Date of a certificate signed by the Stockholders' Agent:

          (i) stating that the Former Target Stockholders have incurred or paid or knows of facts giving rise to a reasonable probability that it will have to incur Target Damages in an aggregate stated amount with respect to which the Former Target Stockholders are entitled to indemnification pursuant to this Section 8.14; and

          (ii) specifying in reasonable detail the individual items of Target Damages included in the amount so stated, the date each such item was incurred or paid, or the basis for such anticipated liability and the specific nature of the breach to which such item is related,
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Acquiror shall, subject to the provisions of subparagraph (e), deliver to the
Former Target Stockholders cash in an amount necessary to indemnify the Former Target Stockholders for the Target Damages claimed. Such cash shall be distributed to the Former Target Stockholders pro rata in proportion to the allocation set forth in Section 8.3.

     (e) For a period of forty-five (45) days after delivery of the certificate by the Stockholders' Agent to Acquiror, Acquiror shall have the right to object in a written statement to the claim made in the certificate delivered by the Stockholders' Agent. If no objection is made, Acquiror shall issue cash to the Former Target Stockholders as provided in subparagraph (d) above. If Acquiror does so object, the Stockholders' Agent and Acquiror shall attempt in good faith to agree upon the rights of the respective parties. If no such agreement can be reached in sixty (60) days, the conflict shall be resolved in accordance with Sections 8.8(b) and (c).

     (f) The maximum aggregate cash to which the Former Target Stockholders shall be entitled hereunder regarding their right to indemnification shall be nine percent (9%), multiplied by the Total Acquiror Shares, multiplied by the closing market price of the Acquiror Common Stock on the Closing Date. The right to this cash in accordance with this Section 8.14 shall be the sole and exclusive remedy of the Former Target Stockholders after the Closing with respect to any breach of any representation, warranty, covenant or agreement made by Acquiror or Merger Sub under this Agreement and no former stockholder, optionholder, warrantholder, director, officer, employee or agent of Acquiror shall have any personal liability to any Former Target Stockholder after the Closing in connection with the Merger; provided, however, that nothing herein limits any potential remedies and liabilities of the Former Target Stockholders arising under applicable state and federal laws with respect to any fraudulent breaches of the representations or warranties of Acquiror or Merger Sub, or intentional breaches of the covenants of Acquiror or Merger Sub, made in or pursuant to this Agreement.

                                   ARTICLE IX

                               GENERAL PROVISIONS

     9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     (a) if to Acquiror or Merger Sub, to:

       Uproar Inc.
       240 West 35th Street
       New York, NY 10001
       Attention: General Counsel
       Facsimile No.: (917) 351-2896
       telephone No.: (212) 714-9500

       with a copy to:

       Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 733 Third Avenue, Suite 220
       New York, NY 10017
       Attention: Babak Yaghmaie
       Facsimile No.: (212) 687-6665
       Telephone No.: (212) 687-5222

     (b) if to Target, to:
        iwin.com, Inc.
        10940 Wilshire Boulevard
        Los Angeles, CA 90024
        Attention: General Counsel
        Facsimile No.: (310) 264-4399
        Telephone No.: (310) 264-4300

        with a copy to:

        O'Melveny & Myers LLP
        400 South Hope Street
        Los Angeles, CA 90071
        Attn: David J. Johnson, Jr., Esq.
        Facsimile No.: (213) 430-6407
        Telephone No.: (213) 430-6000

     9.2 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, operations or results of operations of such entity and its subsidiaries, taken as a whole, but shall exclude events, changes or effects directly or indirectly arising out of or attributable to general market or industry conditions. In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after due and diligent inquiry of officers, directors and other employees of such party and its subsidiaries reasonably believed to have substantive knowledge of such matters. The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to July 25, 2000. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     9.4 Entire Agreement; No Third Party Beneficiaries. This Agreement, the other Transaction Documents and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Target Disclosure Schedule and the Acquiror Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; and (b) are not intended to confer upon any other person any rights or remedies hereunder.

     9.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     9.6 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     9.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to applicable principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

     9.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     IN WITNESS WHEREOF, Target, Acquiror, Merger Sub, the Principal Stockholders and the Stockholders' Agent have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          IWIN.COM, INC.

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                          UPROAR INC.

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                          IWIN.COM ACQUISITION CORPORATION

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                                          STOCKHOLDERS' AGENT:

                                          --------------------------------------
                                          Name: Frederick Krueger

            [SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

                                          PRINCIPAL STOCKHOLDERS

                                          --------------------------------------
                                          Name: Frederick Krueger

                                          --------------------------------------
                                          Name: Kevin Wendle

                                          RADER REINFRANK HOLDINGS NO. 8

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

            [SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION]

                                   EXHIBIT A

                             CERTIFICATE OF MERGER

                             CERTIFICATE OF MERGER
                                    MERGING
                           IWIN.COM ACQUISITION CORP.
                                 WITH AND INTO
                                 IWIN.COM, INC.

     The constituent entities participating in the merger described herein, iwin.com Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Uproar Inc., a Delaware corporation ("Parent"), and iwin.com, Inc., a Delaware corporation ("iwin"), DO HEREBY CERTIFY AS FOLLOWS:

     FIRST: That Merger Sub was originally incorporated on July 24, 2000, pursuant to the General Corporation Law of the State of Delaware (the "General Corporation Law"), and that iwin was originally incorporated on July 8, 1999, pursuant to the General Corporation Law.

     SECOND: That an Agreement and Plan of Reorganization dated as of July 24, 2000 (the "Merger Agreement"), by and among Parent, Merger Sub, iwin, Frederick Krueger as stockholders' agent, The Chase Manhattan Bank as the escrow agent, and certain stockholders of iwin has been approved, adopted, certified, executed and acknowledged by each of the constituent entities in accordance with Section 251 of the General Corporation Law.

     THIRD: That the Merger shall become effective (the "Effective Time") at the time of the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

     FOURTH: At the Effective Time, Merger Sub shall be merged with and into iwin and iwin shall be the surviving corporation (the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time, the separate corporate existence of Merger Sub shall cease.

     FIFTH: That the Certificate of Incorporation of iwin shall be as set forth in Annex A hereto.

     SIXTH: That an executed copy of the Merger Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

     240 West 35th Street
     New York, NY 10001
     Attention: General Counsel

     SEVENTH: That a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request, and without cost, to any stockholder of Merger Sub or iwin.

     IN WITNESS WHEREOF, Merger Sub has caused this Certificate of Merger to be
signed by                , its President, and attested by                , its
               , and iwin has caused this Certificate of Merger to be signed by
               , its President, and attested by                , its
               , each as of this                day of             , 2000.

                                          IWIN ACQUISITION CORP.

                                          By:
                                          --------------------------------------
                                            Title: President

ATTEST:

-----------------------------

                                          IWIN.COM, INC.

                                          By:
                                          --------------------------------------
                                            Title: President

ATTEST:

-----------------------------

                                   EXHIBIT B

                                VOTING AGREEMENT

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "AGREEMENT") is entered into as of the   day of
July, 2000, between Uproar Inc., a Delaware corporation (the "ACQUIROR"), and
               , a stockholder (the "TARGET STOCKHOLDER") of iwin.com, Inc., a Delaware corporation (the "TARGET").

                                    RECITALS

     A. Acquiror, Target and certain other parties have entered into an
Agreement and Plan of Reorganization, dated as of July   , 2000 (the "MERGER
AGREEMENT"), pursuant to which iwin.com Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror, will be merged with and into Target (the "MERGER").

     B. Upon the consummation of the Merger and in connection therewith, the Target Stockholder will become the owner of shares of Common Stock of Acquiror, par value $0.01 per share (the "ACQUIROR COMMON STOCK"), to be issued pursuant to a registration under the Securities Act of 1933, as amended (the "ACT").

     C. Pursuant to the Merger Agreement, the Target Stockholder has agreed to enter into this Agreement prior to the execution of the Merger Agreement and as an inducement to the Acquiror to enter into the Merger Agreement.

     D. Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement.

     E. Pursuant to the Merger Agreement, an Escrow Agreement attached thereto as Exhibit C (the "ESCROW AGREEMENT") shall be entered into among the Acquiror, Target, a representative ("STOCKHOLDERS' REPRESENTATIVE") of the former stockholders of Target and the Escrow Agent.

     F. The Target Stockholder understands and acknowledges that Acquiror is entitled to rely on (i) the truth and accuracy of such Target Stockholder's representations contained herein and (ii) such Target Stockholder's performance of the obligations set forth herein.

     NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Agreement, it is hereby agreed as follows:

     1. Share Ownership and Agreement to Retain Shares.

        1.1 Transfer and Encumbrance.

             (a) Target Stockholder is the beneficial owner of that number and class of shares of the capital stock of Target set forth on the signature page hereto (the "SHARES"). These Shares constitute the Target Stockholder's entire interest in the outstanding capital stock of Target. No other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire such Shares or any portion of such Shares (except, in the event Target Stockholder is a partnership, partners, retired partners or former partners of Target Stockholder). The Shares are and will be at all times up until the Expiration Date (as defined below) free and clear of any liens, claims, options, charges or other encumbrances other than those existing under the Act. The Target Stockholder's principal residence or place of business is set forth on the signature page hereto.

             (b) Prior to the Expiration Date, Target Stockholder agrees not to:
        (i) transfer (except to partners, retired partners or former partners of Target Stockholder or as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as defined below), or to make any offer or agreement relating to the transfer, sale, exchange, pledge, disposal or encumbrance thereof; (ii) grant any proxy or power of attorney, deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares except as provided in or contemplated by this Agreement; or (iii) take any other action that would make any representation or warranty of Target Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Target Stockholder from performing its obligations under this Agreement. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) the Effective Time of the Merger, and (ii) termination of the Merger Agreement pursuant to its terms.

          1.2 New Shares. Target Stockholder agrees that any shares of capital stock of Target that Target Stockholder purchases or with respect to which Target Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the stockholders of Target called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Target with respect to any of the following, Target Stockholder shall vote the Shares and any New Shares (i) in favor of approval of the Merger and any matter that could reasonably be expected to facilitate the Merger; (ii) against any matter that could reasonably be expected to adversely affect, prevent, delay or impede the Merger; and (iii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Target under the Merger Agreement or this Agreement.

     3. Irrevocable Proxy. Target Stockholder hereby agrees to timely deliver to Acquiror a duly executed proxy in the form attached hereto as Exhibit A (the "PROXY") with respect to each and every meeting of stockholders of Target or action or approval by written consent of stockholders of Target, such Proxy to cover the total number of Shares and New Shares in respect of which Target Stockholder is entitled to vote at any such meeting or such written consent. In the event that Target Stockholder is unable to provide any such Proxy in a timely manner, Target Stockholder hereby grants Acquiror a power of attorney to execute and deliver such Proxy for and on behalf of Target Stockholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment. Effective immediately upon the execution of this Agreement by the Target Stockholder, the Target Stockholder hereby revokes any and all prior proxies given by the Target Stockholder with respect to the matters contemplated hereby and agrees not to grant any subsequent proxies with respect to such matters until after the Expiration Date.

     4. Representations, Warranties and Covenants of Target Stockholder. Target Stockholder hereby represents, warrants and covenants to Acquiror as follows:

          (a) Power; Binding Agreement. Target Stockholder has the legal capacity, power and authority to enter into and perform all of Target Stockholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Target Stockholder and constitutes a valid and binding agreement of Target Stockholder, enforceable against Target Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b) No Conflicts. None of the execution and delivery of this Agreement by Target Stockholder, the consummation by Target Stockholder of the transactions contemplated hereby or compliance by Target Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to Target Stockholder, if any, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Target Stockholder is a party or by which Target Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Target Stockholder or any of Target Stockholder's properties or assets.

          (c) Compliance with Securities Laws. Target Stockholder will observe and comply with the Act and the General Rules and Regulations thereunder, as now in effect and as from time to time amended and including those hereafter enacted or promulgated, in connection with any offer, sale, exchange, transfer, pledge or other disposition of the Acquiror Common Stock or any part thereof.

          (d) Until the Expiration Date, Target Stockholder will not (and will use Target Stockholder's best efforts to cause Target, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by Target Stockholder or such other parties, not to): (i) initiate or solicit, directly or indirectly, any proposal, plan or offer to acquire all or any substantial part of the business or properties or capital stock of Target, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate Target or otherwise distribute to the stockholders of Target all or any substantial part of the business, properties or capital stock of Target (each, an "ACQUISITION PROPOSAL"); (ii) initiate, directly or indirectly, any contact with any person in an effort to solicit, or with a view towards soliciting, any Acquisition Proposal; (iii) furnish information concerning Target's business, properties or assets to any corporation, partnership, person or other entity or group (other than Acquiror, or any associate, agent or representative of Acquiror) under any circumstances that could reasonably be expected to relate to an actual or potential Acquisition Proposal; or
     (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal.

          (e) Target Stockholder understands that pursuant to the Merger Agreement, Acquiror, Target and Stockholders' Representative shall enter into the Escrow Agreement and that Target Stockholder shall be bound by the provisions of the Escrow Agreement in the form attached as an exhibit to the Merger Agreement and Article VIII of the Merger Agreement ("ARTICLE VIII"); and as such, Target Stockholder agrees to the appointment of Stockholders' Representative as the representative of the Target Stockholder in connection with the Escrow Agreement as provided therein and further agrees to be bound by the terms of the Escrow Agreement and Article VIII.

     5. Conversion of Preferred Stock. To the extent that the Shares are Preferred Stock, $0.001 par value (the "Preferred Stock"), of the Target, the Target Stockholder hereby consents to the automatic conversion of all such shares of Preferred Stock owned by the Target Stockholder into Common Stock, par value $0.001 per share, of Target, pursuant to Article IV, Section 3(b) of the Second Amended and Restated Certificate of Incorporation of Target. The conversion provided for herein shall be effective immediately prior to the Effective Time and shall not require any further action on the part of the Target Stockholder.

     6. Additional Documents. Target Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Acquiror, to carry out the purpose and intent of this Agreement.

     7. Consent and Waiver. Target Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Target Stockholder is a party or pursuant to any rights Target Stockholder may have.

     8. Confidentiality. Target Stockholder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence, and (ii) not to divulge any such information to any third person, until such time as the Merger has been publicly disclosed by Acquiror or as required by applicable laws, rules or regulations.

     9. Miscellaneous.

          9.1 Survival; Termination. All representations, warranties and covenants contained in Sections 4, 5, 7, 8 and 9 of this Agreement shall survive the Closing.

          9.2 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          9.3 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Target Stockholder as a stockholder of Target only with respect to the specific matters set forth herein.

          9.4 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

          9.5 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Acquiror will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Target Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Acquiror upon any such violation, Acquiror shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Acquiror at law or in equity and the Target Stockholder hereby agrees that it will not oppose the granting of such relief on the basis that Acquiror has not been irreparably harmed or has an adequate remedy at law and waives any requirement for the security or posting of any bond in connection with such enforcement.

          9.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally or by commercial delivery service, or (ii) five business days after the date mailed by registered or certified mail (return receipt requested) or (iii) one business day after dispatch via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

             (a) If to the Target Stockholder, at the address set forth below the Target Stockholder's signature at the end hereof.

           (b) If to Acquiror:

               Uproar Inc.
               240 West 35th Street
               New York, NY 10001
               Attention: General Counsel
               Telephone No.: (212) 714-9500
               Facsimile No.: (917) 351-2896

               with a copy to:

               Gunderson Dettmer Stough Villeneuve Franklin &
               Hachigian, LLP
               733 3rd Avenue
               New York, NY 10017
               Attention: Babak Yaghmaie
               Telephone No.: (212) 687-5222
               Facsimile No.: (212) 687-6665

or to such other address as any party hereto may designate for itself by notice given as herein provided.

          9.7 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware.

          9.8 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

          9.9 Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          9.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

UPROAR INC.                                              --------------------------------------------------

By:                                                      --------------------------------------------------
 -------------------------------------------------       (Signature)

Name:                                                    --------------------------------------------------
    ----------------------------------------------       (Print Name)

Title:                                                   --------------------------------------------------
   -----------------------------------------------       (Print Address)

                                                         --------------------------------------------------
                                                         (Print Address)

                                                         --------------------------------------------------
                                                         (Print Telephone Number)

                                                         --------------------------------------------------
                                                         (Social Security or Tax I.D. Number)

Total Number of Shares owned on the date hereof:

Common Stock:  ----------

Series A Preferred Stock:  ----------

Series B Preferred Stock:  ----------

Series C Preferred Stock:  ----------

State of Residence:  ----------

                                   EXHIBIT A

                               IRREVOCABLE PROXY
                            TO VOTE STOCK OF COMPANY

     The undersigned stockholder of iwin.com, Inc., a Delaware corporation ("Company"), hereby irrevocably (to the fullest extent permitted by the Delaware General Corporation Law) appoints the members of the Board of Directors of Uproar Inc., a Delaware corporation ("Uproar"), and each of them, or any other designee of Uproar, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Irrevocable Proxy is irrevocable (to the fullest extent provided in the Delaware General Corporation Law), is coupled with an interest, including, but not limited to, that certain Voting Agreement dated as of even date herewith by and between Uproar and the undersigned, and is granted in consideration of Uproar entering into that certain Agreement and Plan of Merger and Reorganization between Company and Uproar (the "Merger Agreement"), which agreement provides for the merger of iwin Acquisition Corp., a wholly-owned subsidiary of Uproar, with and into the Company (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement pursuant to its terms.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting as follows: (a) in favor of approval of the Merger and any matter that could be reasonably expected to facilitate the Merger; (b) against any matter that could reasonably be expected to adversely affect, prevent, delay or impede the Merger; and (c) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Target under the Merger Agreement or the Voting Agreement between Uproar and the
undersigned, dated as of July      , 2000.

     The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated:  July      , 2000

                                          -----------------------------------
                                          (Signature of Company Stockholder)

                                          -----------------------------------
                                          (Print Name of Company Stockholder)

                                          Shares beneficially owned:

                                           _______ shares of Company Common
                                          Stock

                                           _______ shares of Company Series A
                                          Preferred Stock

                                           _______ shares of Company Series B
                                          Preferred Stock

                                           _______ shares of Company Series C
                                          Preferred Stock

                                VOTING AGREEMENT

     THIS VOTING AGREEMENT (this "AGREEMENT") is entered into as of the      day
of July, 2000, between iwin.com, Inc., a Delaware corporation (the "TARGET"),
and                , a stockholder (the "ACQUIROR STOCKHOLDER"), of Uproar,
Inc., a Delaware corporation (the "ACQUIROR").

                                    RECITALS

     A. Acquiror, Target and certain other parties have entered into an
Agreement and Plan of Reorganization, dated as of July   , 2000 (the "Merger
Agreement"), pursuant to which Iwin.com Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror, will be merged with and into Target (the "Merger").

     B. Pursuant to the Merger Agreement, the Acquiror Stockholder has agreed to enter into this Agreement prior to the execution of the Merger Agreement and as an inducement to the Target to enter into the Merger Agreement.

     C. Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement.

     D. The Acquiror Stockholder understands and acknowledges that Target is entitled to rely on (i) the truth and accuracy of such Acquiror Stockholder's representations contained herein and (ii) such Acquiror Stockholder's performance of the obligations set forth herein.

     NOW, THEREFORE, in consideration of the promises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Agreement, it is hereby agreed as follows:

     1. Share Ownership and Agreement to Retain Shares.

        1.1 Transfer and Encumbrance.

             (a) Acquiror Stockholder is the beneficial owner of that number and class of shares of the capital stock of Acquiror set forth on the signature page hereto (the "SHARES"). These Shares constitute the Acquiror Stockholder's entire interest in the outstanding capital stock of Acquiror. No other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire such Shares or any portion of such Shares (except, in the event Acquiror Stockholder is a partnership, partners, retired partners or former partners of Acquiror Stockholder). The Shares are and will be at all times up until the Expiration Date (as defined below) free and clear of any liens, claims, options, charges or other encumbrances other than those existing under the Act. The Acquiror Stockholder's principal residence or place of business is set forth on the signature page hereto.

             (b) Prior to the Expiration Date, Acquiror Stockholder agrees not to: (i) transfer (except to partners, retired partners or former partners of Acquiror Stockholder or as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as defined below), or to make any offer or agreement relating to the transfer, sale, exchange, pledge, disposal or encumbrance thereof; (ii) grant any proxy or power of attorney, deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares except as provided in or contemplated by this Agreement; or (iii) take any other action that would make any representation or warranty of Acquiror Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Acquiror Stockholder from performing its obligations under this Agreement. As used herein, the term "EXPIRATION DATE" shall mean the earlier to occur of (i) the Effective Time of the Merger, and (ii) termination of the Merger Agreement pursuant to its terms.

          1.2 New Shares. Acquiror Stockholder agrees that any shares of capital stock of Acquiror that Acquiror Stockholder purchases or with respect to which Acquiror Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

     2. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the stockholders of Acquiror called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of Acquiror with respect to any of the following, Acquiror Stockholder shall vote the Shares and any New Shares (i) in favor of approval of the Merger and any matter that could reasonably be expected to facilitate the Merger; (ii) against any matter that could reasonably be expected to adversely affect, prevent, delay or impede the Merger; (iii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Acquiror under the Merger Agreement or this Agreement; and (iv) in favor of all nominees to the Acquiror's Board of Directors designated by Target pursuant to
Section 5.21 of the Merger Agreement.

     3. Irrevocable Proxy. Acquiror Stockholder hereby agrees to timely deliver to Target a duly executed proxy in the form attached hereto as Exhibit A (the "PROXY") with respect to each and every meeting of stockholders of Acquiror or action or approval by written consent of stockholders of Acquiror, such Proxy to cover the total number of Shares and New Shares in respect of which Acquiror Stockholder is entitled to vote at any such meeting or such written consent. In the event that Acquiror Stockholder is unable to provide any such Proxy in a timely manner, Acquiror Stockholder hereby grants Target a power of attorney to execute and deliver such Proxy for and on behalf of Acquiror Stockholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment. Effective immediately upon the execution of this Agreement by the Acquiror Stockholder, the Acquiror Stockholder hereby revokes any and all prior proxies given by the Acquiror Stockholder with respect to the matters contemplated hereby and agrees not to grant any subsequent proxies with respect to such matters until after the Expiration Date.

     4. Representations, Warranties and Covenants of Acquiror
Stockholder. Acquiror Stockholder hereby represents, warrants and covenants to Target as follows:

          (a) Power; Binding Agreement. Acquiror Stockholder has the legal capacity, power and authority to enter into and perform all of Acquiror Stockholder's obligations under this Agreement. This Agreement has been duly and validly executed and delivered by Acquiror Stockholder and constitutes a valid and binding agreement of Acquiror Stockholder, enforceable against Acquiror Stockholder in accordance with its terms except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          (b) No Conflicts. None of the execution and delivery of this Agreement by Acquiror Stockholder, the consummation by Acquiror Stockholder of the transactions contemplated hereby or compliance by Acquiror Stockholder with any of the provisions hereof shall (i) conflict with or result in any breach of any organizational documents applicable to Acquiror Stockholder, if any, (ii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which Acquiror Stockholder is a party or by which Acquiror Stockholder or any of its properties or assets may be bound, or (iii) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to Acquiror Stockholder or any of Acquiror Stockholder's properties or assets.

          (c) Until the Expiration Date, Acquiror Stockholder will not (and will use Acquiror Stockholder's best efforts to cause Acquiror, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by Acquiror Stockholder or such other parties, not to): (i) initiate or solicit, directly or indirectly, any proposal, plan or offer to acquire all or any substantial part of the business or properties or capital stock of Acquiror, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate Acquiror or otherwise distribute to the stockholders of Acquiror all or any substantial part of the business, properties or capital stock of Acquiror (each, an "ACQUISITION PROPOSAL");
     (ii) initiate, directly or indirectly, any contact with any person in an effort to solicit, or with a view towards soliciting, any Acquisition Proposal; (iii) furnish information concerning Acquiror's business, properties or assets to any corporation, partnership, person or other entity or group (other than Target, or any associate, agent or representative of Target) under any circumstances that could reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal.

     5. Additional Documents. Acquiror Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Target, to carry out the purpose and intent of this Agreement.

     6. Consent and Waiver. Acquiror Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Acquiror Stockholder is a party or pursuant to any rights Acquiror Stockholder may have.

     7. Confidentiality. Acquiror Stockholder agrees (i) to hold any information regarding this Agreement and the Merger in strict confidence, and
(ii) not to divulge any such information to any third person, until such time as the Merger has been publicly disclosed by Target or as required by applicable laws, rules or regulations.

     8. Miscellaneous.

          8.1 Survival; Termination. All representations, warranties and covenants contained in Sections 4, 6, 7, and 8 of this Agreement shall survive the Closing.

          8.2 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          8.3 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Acquiror Stockholder as a stockholder of Acquiror only with respect to the specific matters set forth herein.

          8.4 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

          8.5 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Target will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Acquiror Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Target upon any such violation, Target shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Target at law or in equity and the Acquiror Stockholder hereby agrees that it will not oppose the granting of such relief on the basis that Target has not been irreparably harmed or has an adequate remedy at law and waives any requirement for the security or posting of any bond in connection with such enforcement.

          8.6 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally or by commercial delivery service, or (ii) five business days after the date mailed by registered or certified mail (return receipt requested) or (iii) one business day after dispatch via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

             (a) If to the Acquiror Stockholder, at the address set forth below the Acquiror Stockholder's signature at the end hereof.

             (b) if to Target, to:

                 iwin.com, Inc.
                 10940 Wilshire Blvd.
                 Los Angeles, CA 90024
                 Attention: General Counsel
                 Telephone No.: (310) 264-4300
                 Facsimile No.: (310) 264-4399

                 with a copy to:

                 O'Melveny & Myers LLP
                 1999 Avenue of the Stars
                 7th Floor
                 Los Angeles, CA 90067-6035
                 Telephone No.: (310) 553-6700
                 Facsimile No.: (310) 246-6779

      or to such other address as any party hereto may designate for itself by notice given as herein provided.

          8.7 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware.

          8.8 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

          8.9 Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          8.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

IWIN.COM, INC.                                      STOCKHOLDER

By:                                                 --------------------------------------------------
 -------------------------------------------------  (Signature)

Name:                                               --------------------------------------------------
    ----------------------------------------------  (Print Name)

Title:                                              --------------------------------------------------
   -----------------------------------------------  (Print Address)

                                                    --------------------------------------------------
                                                    (Print Address)

                                                    --------------------------------------------------
                                                    (Print Telephone Number)

                                                    --------------------------------------------------
                                                    (Social Security or Tax I.D. Number)

Total Number of Shares owned on the date hereof:

Common Stock:           ------------------
Others:                 ------------------
                        ------------------
                        ------------------
State of Residence:     ------------------

                                   EXHIBIT A

                               IRREVOCABLE PROXY
                            TO VOTE STOCK OF COMPANY

     The undersigned stockholder of Uproar, Inc., a Delaware corporation ("Company"), hereby irrevocably (to the fullest extent permitted by the Delaware General Corporation Law) appoints the members of the Board of Directors of iwin.com, Inc., a Delaware corporation ("iwin.com"), and each of them, or any other designee of iwin.com, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned stockholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This Irrevocable Proxy is irrevocable (to the fullest extent provided in the Delaware General Corporation Law), is coupled with an interest, including, but not limited to, that certain Voting Agreement dated as of even date herewith by and between iwin.com and the undersigned, and is granted in consideration of iwin.com entering into that certain Agreement and Plan of Merger and Reorganization between Company and iwin.com (the "Merger Agreement"), which agreement provides for the merger of iwin.com Acquisition Corporation, a wholly-owned subsidiary of Uproar, with and into iwin.com (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement pursuant to its terms.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Delaware General Corporation Law), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting as follows: (a) in favor of approval of the Merger and any matter that could be reasonably expected to facilitate the Merger; (b) against any matter that could reasonably be expected to adversely affect, prevent, delay or impede the Merger; (c) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or the Voting Agreement dated as of even date herewith by and between iwin.com and the undersigned; and (iv) in favor of all nominees to the Acquiror's Board of Directors designated by Target pursuant to Section 5.21 of the Merger Agreement.

     The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

     All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: July   , 2000

                                        ______________________________________
                                        (Signature of Company Stockholder)


                                        ______________________________________
                                        (Print Name of Company Stockholder)

                                        Shares beneficially owned:

                                        _______ shares of Company Common Stock

                                        _______ shares of Company _______ Stock

                                        _______ shares of Company _______ Stock

                                        _______ shares of Company _______ Stock

                                        _______ shares of Company _______ Stock

                                   EXHIBIT C

                                ESCROW AGREEMENT

                                ESCROW AGREEMENT

     This Agreement is made and entered into on this   day of           , 2000,
by and among (i) Uproar Inc., a Delaware corporation ("Acquiror"), (ii) iwin.com, Inc. ("Target"), (iii) Frederick Krueger as the representative (the "Target Stockholders' Agent") of the stockholders of Target (the "Target Stockholders"), and (iv) The Chase Manhattan Bank, as escrow agent ("Escrow Agent").

                                  WITNESSETH:

     WHEREAS, Acquiror, Merger Sub, Target, the Target Stockholders' Agent and the Target Stockholders are parties to that certain Agreement and Plan of
Reorganization dated as of July   , 2000 (collectively, with all schedules,
letters, exhibits and certificates referred to therein, the "Merger Agreement") and attached hereto as Exhibit A, which provides for the merger of Merger Sub with and into Target, with Target surviving as a wholly-owned subsidiary of Acquiror (the "Merger"); and

     WHEREAS, the Merger Agreement provides that at the Effective Time, certain shares of Acquiror Common Stock to be issued in the Merger and otherwise distributable to the Former Target Stockholders pursuant thereto will be deposited in escrow pursuant to this Agreement;

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained in the Merger Agreement and herein, the parties agree as follows:

                                   ARTICLE I

                                     ESCROW

     1.1 Defined Terms. Capitalized terms not defined herein shall have the meaning assigned to such terms in the Merger Agreement. All provisions of the Merger Agreement shall be incorporated herein by reference as if set forth in their entirety herein. If any term of this Agreement is inconsistent with the terms of the Merger Agreement, then the terms of the Merger Agreement shall control.

     1.2 Escrow Agreement. Acquiror and Target hereby appoint the Escrow Agent as the escrow agent for the purposes set forth in Article VIII of the Merger Agreement. At the Effective Time, the Target Stockholders' Agent, on behalf of the Target Stockholders, shall deposit, or cause to be deposited, into an escrow account with the Escrow Agent one or more certificates in the name of "Chase Manhattan Bank, as Escrow Agent" representing ten percent (10%) of the amount of Acquiror Common Stock otherwise deliverable to such Target Stockholder pursuant to Section 1.6 of the Merger Agreement (collectively, the "Escrow Shares") which shares, together with distributions thereof pursuant to Section 1.5, shall constitute the Escrow Fund. The Escrow Agent will acknowledge receipt of the Escrow Shares into the Escrow Fund to the Target Stockholders' Agent and the Acquiror and will hold such shares in accordance with the terms and conditions hereof and of Article VIII of the Merger Agreement. The "Termination Date" shall be the date that is twelve (12) calendar months from the Closing Date.

     1.3 Escrow Fees. Acquiror agrees to (i) pay Escrow Agent upon execution of this Escrow Agreement and annually thereafter reasonable compensation for the services to be rendered hereunder, which unless otherwise agreed in writing, shall be as described in Schedule A attached hereto, and (ii) pay or reimburse Escrow Agent upon request for all expenses, disbursements and advances, including reasonable attorney's fees and expenses, incurred or made by it in connection with the preparation, execution, performance, delivery, modification and termination of this Agreement.

     1.4 Ownership and Vote of Shares. The Escrow Agent shall, subject to the provisions of this Agreement and the Merger Agreement, hold the Escrow Shares and any distributions in respect thereof as agent for the respective Target Stockholders. All Escrow Shares in the Escrow Fund shall be available for distribution by the Escrow Agent, subject to the provisions of this Agreement and the Merger Agreement, to reimburse Acquiror in respect of any Damages which are indemnifiable pursuant to the Merger Agreement. The Target Stockholders shall be entitled to exercise any and all voting and other consensual rights pertaining to the

Escrow Shares or any part thereof for any purpose not inconsistent with the terms of this Agreement or the Merger Agreement. The Escrow Agent shall from time to time deliver to the Target Stockholders' Agent, who shall deliver to the Target Stockholders, such proxies, consents or other documents as may be necessary to enable the Target Stockholders to exercise such rights. In the absence of exercise of such voting rights, the Escrow Agent shall not vote any of the Escrow Shares.

     1.5 Distribution of Securities. Any and all distributions of stock or any securities of Acquiror Common Stock issued in connection with the Escrow Shares (including, without limitation, any shares issued pursuant to any stock dividend, stock split, reverse stock split, combination or reclassification thereof) shall be the property of the Target Stockholders, shall be deposited with the Escrow Agent and shall be treated as Escrow Shares pursuant to the terms of this Agreement.

     1.6 Dividends. Subject to Section 1.5, cash dividends or other property distributed in respect of Acquiror Common Stock shall be delivered to the Target Stockholders on a pro-rata basis in accordance with the number of shares of Target Common Stock held by the Target Stockholders at the Effective Time and shall not be deposited with or retained by the Escrow Agent.

                                   ARTICLE II

                              RELEASE FROM ESCROW

     2.1 Claims upon Escrow Fund. Upon receipt by the Escrow Agent (on or before the Termination Date) of an Officer's Certificate from Acquiror stating that (i) Acquiror has incurred Damages in an aggregate stated amount and (ii) is entitled to payment from the Escrow Fund in a specified number of shares, the Escrow Agent shall, subject to the provisions of Section 2.2 of this Agreement, deliver to Acquiror the specified number of shares of Acquiror Common Stock to indemnify Acquiror for the Damages claimed. In the event that the number of shares of Acquiror Common Stock in the Escrow Fund is less than the number required to pay the Damages claimed by the Acquiror in any Officer's Certificate, Escrow Agent shall, subject to the provisions of this Agreement, distribute to the Acquiror the remaining Acquiror Common Stock held in the Escrow Fund.

     2.2 Objections to Claims. For a period of forty-five (45) days after delivery to the Escrow Agent of an Officer's Certificate, the Escrow Agent shall make no delivery of Acquiror Common Stock or other property pursuant to Section
2.1 hereof unless the Escrow Agent shall have received written authorization from the Target Stockholders' Agent to make such delivery. After the expiration of such forty-five (45) day period, the Escrow Agent shall make delivery of the Acquiror Common Stock or other property in the Escrow Fund in accordance with
Section 2.1 hereof, provided that no such payment or delivery may be made if the Target Stockholders' Agent shall object in a written statement to any claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such forty-five (45) day period.

     2.3 Contested Claims. In case the Target Stockholders' Agent shall object in writing to any claim or claims by Acquiror made in any Officer's Certificate as provided in Section 2.2, the Target Stockholders' Agent and Acquiror shall attempt in good faith for sixty (60) days to agree upon the rights of the respective parties with respect to each of such claims. If the Target Stockholders' Agent and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow A gent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Acquiror Common Stock or other property from the Escrow Fund in accordance with the terms thereof. If the parties have not resolved the dispute during such sixty (60) day period as evidenced by an executed memorandum then the parties will resolve the dispute by final, binding award (the "Award") of an arbitrator as provided in Section 8.8 of the Merger Agreement. The Award shall be provided to the Escrow Agent and the Escrow Agent shall be entitled to rely on any such Award and shall distribute the Acquiror Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

     2.4 No Fractional Shares. No fractional shares shall be delivered to satisfy any Damages claims. Instead, in the event that the Escrow Shares to be so delivered from the Escrow Fund would include a
                                      A-68
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fractional share, the parties hereto agree that the Target Stockholders' Agent and the Acquiror may round such fraction to a whole share in such manner as they may agree in their sole and absolute discretion.

     2.5 Distribution Upon Termination of Escrow Period. Within five (5) business days following the Termination Date, the Escrow Agent shall deliver to the Former Target Stockholders all of the Acquiror Common Stock in the Escrow Fund in excess of any amount of such Acquiror Common Stock reasonably necessary to satisfy any unsatisfied or disputed claims for Damages specified in any Officer's Certificate delivered to the Escrow Agent on or before the Termination Date and any unsatisfied or disputed claims by the Target Stockholders' Agent under Section 8.9(d) of the Merger Agreement. As soon as the Escrow Agent has received a memorandum of the parties stating that all such claims have been resolved or an Award has been entered with regard to all disputed claims, the Escrow Agent shall promptly deliver to the Former Target Stockholders all Acquiror Common Stock remaining in the Escrow Fund and not required to satisfy such claims. All distributions from the Escrow Fund to the Former Target Stockholders shall be made on a pro-rata basis in accordance with the number of shares of Target Common Stock held by the Target Stockholders at the Effective Time.

     2.6 Actions of the Target Stockholders' Agent. A decision, act, consent or instruction of the Target Stockholders' Agent shall constitute a decision of all Target Stockholders for whom shares of Acquiror Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Target Stockholder, and the Escrow Agent and Acquiror may rely upon any decision, act, consent or instruction of the Target Stockholders' Agent as being the decision, act, consent or instruction of each and every such Target Stockholder. The Escrow Agent is hereby relieved from any liability to any person for any acts done by it in accordance with such decision, act, consent or instruction of the Target Stockholders' Agent.

                                  ARTICLE III

                         AUTHORITY AND INDEMNIFICATION

     3.1 Authority. Upon consummation of the Merger and in consideration of the mutual promises and covenants set forth in the Merger Agreement, the Target Stockholders and Acquiror shall be deemed to have irrevocably appointed the Escrow Agent to hold all of the Escrow Fund for the account of the Target Stockholders as provided in Section 8.3 of the Merger Agreement subject to this Agreement until their release in accordance with this Agreement.

     3.2 Responsibilities of Escrow Agent.

     (a) With respect to this Agreement, the parties acknowledge and agree that Escrow Agent is acting solely as an independent Escrow Agent pursuant to this Agreement. The Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no other or further duties or responsibilities shall be implied.

     (b) Escrow Agent shall not be required to institute or defend any action involving any matters referred to herein or which affected it or its duties or liabilities hereunder unless or required to do so by any party to this Agreement and then only upon receiving indemnity in accordance with Section 3.3 hereto, against any and all claims, liabilities and expenses in relation thereto. Except as otherwise contemplated by Section 3.2(c) hereof, Escrow Agent shall not be required to defend any legal proceedings which may be instituted against Escrow Agent in respect to the subject matter hereof. Except as otherwise contemplated by Section 3.2(c) hereof, in the event any action is instituted against Escrow Agent, Escrow Agent may interplead the parties hereto and may deposit the subject matter of this escrow into court and in such event Escrow Agent shall be relieved and/or discharged from any and all obligations and liabilities under and pursuant hereto subject to any required permission of the court in which such interpleader is filed.

     (c) Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties so long as Escrow Agent complies with the terms of

                                      A-69
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this Agreement. Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document. Escrow Agent shall have no duty to solicit any payments which may be due it hereunder. Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that the Escrow Agent's gross negligence or willful misconduct was the primary cause of any loss to the Acquiror or Target. Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through agents or attorneys (and shall be liable only for the careful selection of any such agent or attorney) and may consult with counsel, accountants and other skilled persons to be selected and retained by it. Escrow Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons. In the event that Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction. Anything in this Escrow Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

     3.3 Indemnity. Acquiror and the Target Stockholders shall jointly and severally indemnify, defend and save harmless Escrow Agent and its directors, officers, agents and employees (the "Indemnitees") from all loss, liability or expense (including the fees and expenses of in house or outside counsel) arising out of or in connection with (i) Escrow Agent's execution and performance of this Agreement, except in the case of any Indemnitee to the extent that such loss, liability or expense is due to the gross negligence or willful misconduct of such Indemnitee, or (ii) its following any instructions or other directions from Acquiror or the Target Stockholders' Agent, except to the extent that its following any such instruction or direction is expressly forbidden by the terms of this Agreement. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of Escrow Agent or the termination of this Agreement. The parties hereby grant Escrow Agent a lien on, right of set-off against and security interest in the Escrow Fund for the payment of any claim for indemnification, compensation, expenses and amounts due hereunder, provided however, that the Target Stockholders' liability to Escrow Agent hereunder shall be limited to the Escrow Shares on deposit in the Escrow Fund at the time of contribution.

     3.4 In no case shall Acquiror or the Target Stockholders be liable under this Agreement with respect to any lawsuit filed against Escrow Agent unless Acquiror or the Target Stockholders, as the case may be, are notified by Escrow Agent, by letter or by telegram or telex confirmed by letter, of the commencement of any such action within a reasonable time after such person shall have been served with a summons or other first legal process giving information as to the nature and basis of the lawsuit, but failure to so notify Acquiror and the Target Stockholders shall not relieve them from any liability they may have otherwise than on account of this Agreement. Acquiror and the Target Stockholders shall each be entitled to participate at their own expense in the defense of any such lawsuit, and if one of the parties so elects within a reasonable time after receipt of such notice, upon receiving consent from the other party, such party shall assume the defense of any lawsuit. In the event that a party assumes the defense of any lawsuit, such defense shall be conducted by counsel chosen by such party and satisfactory to Escrow Agent. If counsel is so retained, the defendant or defendants in the lawsuit shall bear the fees and expenses of any additional counsel thereafter retained by it or them.

     3.5 Reliance. Escrow Agent shall not be responsible for the genuineness of any certificate or signature, and may rely conclusively upon and shall be protected when acting upon any notice, affidavit, request, consent, instruction or other instrument believed by it in good faith to be genuine or to be signed or presented by the proper person, or duly authorized, or properly made. Escrow Agent shall have no responsibility except for the performance of its express duties hereunder and no additional duties shall be inferred or implied by this Agreement.

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                                   ARTICLE IV

                                 MISCELLANEOUS

     4.1 Notices. Any notice or other communication required or permitted to be given to the parties hereto shall be deemed to have been given if personally delivered (including personal delivery by facsimile), or four days after mailing by certified or registered mail, return receipt requested, first class postage prepaid, addressed as follows (or at such other address as the addressed party may have substituted by notice pursuant to this Section 4.1):

     (a) If to Acquiror.

       Uproar, Inc.
       240 West 35th Street
       New York, NY 10001
       Attention: General Counsel
       Facsimile No.: (917) 351-2896
       Telephone No.: (212) 714-9500

     (b) If to the Target Stockholders' Agent:

       Frederick Krueger
       c/o iwin.com, Inc.
       10940 Wilshire Boulevard
       Los Angeles, CA 90024
       Fax No.: (310) 264-4399

     (c) With copies to counsel as set forth in the Merger Agreement.

       If to the Escrow Agent:

       The Chase Manhattan Bank
       Capital Markets Fiduciary Services
       450 West 33rd Street
       New York, NY 10001-2697
       Attention: Escrow Administration, 10th Floor
       Fax No.: (212) 946-8156

     (d) If to Target Stockholders at the addresses set forth on Schedule B hereto.

     4.2 Amendment. The provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by all of the parties hereto.

     4.3 Successor to Escrow Agent. Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving 10 days advance notice in writing of such resignation to the other parties hereto specifying a date when such resignation shall take effect. The Escrow Agent shall have the right to withhold upon its resignation or discharge an amount equal to any amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of the Escrow Agreement; provided that any amounts withheld that are not so incurred shall be returned to the new escrow agent and the Escrow Fund to be governed in accordance with this Agreement. Any corporation or association into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or association to which all or substantially all the escrow business of the Escrow Agent's corporate trust line of business may be transferred, shall be the Escrow Agent under this Escrow Agreement without further act.

     4.4 Termination. This Agreement shall terminate upon the earlier of (a) the mutual written express agreement of the parties hereto and (b) when all of the Escrow Shares have been released from escrow according to the terms hereof. In a mutual written express agreement of Acquiror and the Target Stockholders' Agent terminating this Agreement, the parties may instruct the Escrow Agent to distribute the balance of the Escrow Shares according to instructions contained in such agreement and the Escrow Agent shall so distribute the balance of the Escrow Shares in accordance with such instructions.

     4.5 Interpretation. The validity, construction, interpretation and enforcement of this Agreement shall be determined and governed by the laws of the State of Delaware. The invalidity or unenforceability of any provision of this Agreement or the invalidity or unenforceability of any provision as applied to a particular occurrence or circumstance shall not affect the validity or enforceability of any of the other provisions of this Agreement or the applicability of such provision, as the case may be.

     4.6 Attorneys' Fees: Remedies. If any arbitration is filed or instituted or any action at law or in equity in necessary to enforce or interpret the terms of this Agreement or to protect the rights obtained hereunder, the prevailing party shall be entitled to its reasonable attorneys' fees, costs, and disbursements in addition to any other relief to which it may be entitled. The rights and remedies of the parties under this Agreement and the Merger Agreement and the other agreements related thereto, and all other letters, certificates or documents executed in connection herewith and therewith are cumulative and not exclusive of any rights, remedies, powers and privilege that may otherwise be available to the parties hereto.

     4.7 Counterparts and Facsimile. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one agreement. All signatures of the parties to this Agreement may be transmitted by facsimile, and such facsimile will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

     4.8 Transfer of Interests. No Target Stockholder shall sell, transfer, pledge, hypothecate or otherwise dispose of any Escrow Shares, or any interest therein, prior to the distribution of such Escrow Shares except in accordance with this Agreement.

     4.9 Miscellaneous. Without the prior written consent of the other parties, neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by any party, except by Acquiror to one or more entities controlled by Acquiror (with Acquiror remaining responsible for its obligations hereunder). Notwithstanding the foregoing, none of the rights or duties of any of the parties under this Agreement shall be affected by a merger or consolidation of the Escrow Agent with any other entity. Nothing expressed or implied in this Agreement is intended, nor shall it be construed to confer (x) any rights, remedies, obligations or liabilities, legal or equitable, other than as provided by this Agreement, or (y) otherwise constitute any person (other than the Target Stockholder's Agent) a third party beneficiary under or by reason of this Agreement (it being acknowledged that the Target Stockholders' Agent is a third party beneficiary of this Agreement and is entitled to enforce relevant provisions of this Agreement).

     4.10 Governing Law, etc. This Escrow Agreement shall be governed by and construed under the laws of the State of Delaware. Each party hereto irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of the courts located in the State of New York. The parties further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Escrow Agreement. No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, floods, strikes, equipment or transmission failure, or other causes reasonably beyond its control.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties have signed this Agreement on the day and year first above written.

                                          UPROAR INC.,
                                          a Delaware corporation

                                          By:

                                          Name:

                                          Title:

                                          IWIN.COM, INC.,
                                          a Delaware corporation

                                          By:

                                          Name:

                                          Title:

                                          FREDERICK KRUEGER,
                                          As Target Stockholders' Agent

                                          By:

                                          Name:

                                          Title:

                                          CHASE MANHATTAN BANK,
                                          As Escrow Agent

                                          By:

                                          Name:

                                          Title:

                                   SCHEDULE A

                                  ESCROW FEES

ESCROW AGENT'S COMPENSATION:

        15 basis points of the highest value of collateral held on deposit per annum or any part thereof without proration for partial years, subject to a minimum of $7,500 per annum or any part thereof without proration for partial years, (includes investment in a Chase Manhattan Bank Money Market Account, Chase Manhattan Bank Trust Account or The Chase Manhattan Bank Mutual Fund known as the Vista Fund).

        $75 per investment (excludes Money Market, Trust Account or Vista Fund Investments).

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

                                   SCHEDULE B

                        ADDRESSES OF TARGET STOCKHOLDERS

                                   EXHIBIT D

                           TARGET AFFILIATE AGREEMENT

                           TARGET AFFILIATE AGREEMENT

     THIS TARGET AFFILIATE AGREEMENT (the "Affiliate Agreement") is entered into
as of             , 2000 between UPROAR, INC., a Delaware corporation
("Acquiror"), and the undersigned stockholder ("Stockholder") of IWIN.COM, INC., a Delaware corporation (the "Target").

                                    RECITALS

     A. Acquiror, Target and certain other parties have entered into an
Agreement and Plan of Reorganization, dated as of July   , 2000 (the "Merger
Agreement"), pursuant to which iwin.com Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Acquiror, will be merged with and into Target (the "Merger").

     B. Upon the consummation of the Merger and in connection therewith, the Stockholder will become the owner of Common Stock of Acquiror, par value $0.01 per share (the "Acquiror Common Stock"), to be issued pursuant to a registration under the Securities Act of 1933, as amended (the "Act").

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants set forth in the Merger Agreement and in this Affiliate Agreement, it is hereby agreed as follows:

     1. The Stockholder hereby agrees that:

          (a) The Stockholder may be deemed to be (but does not hereby admit to be) an "affiliate" of the Target within the meaning of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act").

          (b) The Stockholder agrees not to offer, sell, exchange, transfer, pledge or otherwise dispose of any of the Acquiror Common Stock unless at that time either:

             (i) such transaction is permitted pursuant to the provisions of Rule 145(d) under the Securities Act;

             (ii) counsel representing the Stockholder, reasonably satisfactory to Acquiror, shall have advised Acquiror in a written opinion letter reasonably satisfactory to Acquiror and Acquiror's counsel and upon which Acquiror and its counsel may rely, that no registration under the Securities Act is required in connection with the proposed sale, transfer or other disposition;

             (iii) a registration statement under the Securities Act covering the Acquiror Common Stock proposed to be sold, transferred or otherwise disposed of, describing the manner and terms of the proposed sale, transfer or other disposition, and containing a current prospectus, is filed with the SEC and made effective under the Securities Act; or

             (iv) an authorized representative of the SEC shall have rendered written advice to the Stockholder (sought by the Stockholder or counsel to the Stockholder, with a copy thereof and of all other related communications delivered to Acquiror) to the effect that the SEC will take no action, or that the staff of the SEC will not recommend that the SEC take action, with respect to the proposed offer, sale, exchange, transfer, pledge or other disposition if consummated.

          (c) All certificates of the Acquiror Common Stock deliverable to the Stockholder pursuant to the Merger Agreement and in connection with the Merger and any certificates subsequently issued with respect thereto or in substitution therefor shall, unless one or more of the alternative conditions set forth in the subparagraphs of paragraph (b) of this Section 1 shall have occurred, bear a legend substantially as follows:

        "The Common Stock represented by this certificate may not be offered, sold, exchanged, transferred, pledged or otherwise disposed of except in accordance with the requirements of the Securities Act of 1933, as amended, and the other conditions specified in that certain Affiliate
        Agreement dated             , 2000, a copy of which Affiliate Agreement
        may be inspected by the holder of this
        certificate at the offices of Acquiror, or Acquiror will furnish, without charge, a copy thereof to the holder of this certificate upon written request therefor."

          (d) The Stockholder will observe and comply with the Securities Act and the general rules and regulations thereunder, as now in effect and as from time to time amended and including those hereafter enacted or promulgated, in connection with any offer, sale, exchange, transfer, pledge or other disposition of the Acquiror Common Stock or any part thereof.

     2. The Stockholder hereby represents and warrants that it has full power and authority to enter into this Agreement and such Agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     3. Reports. From and after the Effective Time of the Merger and for so long as necessary in order to permit the Stockholder to sell the Acquiror Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Acquiror will file on a timely basis all reports required to be filed by it pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, referred to in paragraph (c)(1) of Rule 144 under the Securities Act (or, if applicable, Acquiror will make publicly available the information regarding itself referred to in paragraph (c)(2) of Rule 144), in order to permit the Stockholder to sell, pursuant to the terms and conditions of Rule 145 and the applicable provisions of Rule 144, the Acquiror Common Stock.

     4. Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Affiliate Agreement shall be effective unless in writing.

     5. Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Affiliate Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, as follows:

          (a) If to the Stockholder, at the address set forth below the Stockholder's signature at the end hereof.

        (b) If to Acquiror:

           Uproar, Inc.
           240 West 35th Street
           New York, NY 10001
           Attention: General Counsel
           Fax: (917) 351-2896
           Tel: (212) 714-9500

           with a copy to:

           Gunderson Dettmer Stough
             Villeneuve Franklin & Hachigian, LLP
           733 3rd Avenue
           New York, NY 10017
           Attention: Babak Yaghmaie
           Fax: (212) 687-6665
           Tel: (212) 687-5222

or to such other address as any party hereto may designate for itself by notice given as herein provided.

     6. Counterparts. For the convenience of the parties hereto, this Affiliate Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

     7. Successors and Assigns. This Affiliate Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

     8. Governing Law. This Affiliate Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware, without regard to the conflicts of law provisions thereof.

     9. Severability. If a court of competent jurisdiction determines that any provision of this Affiliate Agreement is unenforceable or enforceable only if limited in time and/or scope, this Affiliate Agreement shall continue in full force and effect with such provision stricken or so limited.

     10. Effect of Headings. The section headings herein are for convenience only and shall not effect the construction or interpretation of this Affiliate Agreement.

     11. Definitions. All capitalized terms used herein shall have the meaning defined in the Merger Agreement, unless otherwise defined herein.

     IN WITNESS WHEREOF, the parties have caused this Affiliate Agreement to be executed as of the date first above written.

                                          "ACQUIROR":
                                          UPROAR, INC.

                                          By:
                                            ------------------------------------
                                            [                  ]
                                            [                  ]

                                          "STOCKHOLDER":

                                          By:
                                            ------------------------------------

                                            ------------------------------------
                                            PRINT NAME

                                          Address:
                                            ------------------------------------

                                            ------------------------------------

                                   EXHIBIT E

                            ACQUIROR'S LEGAL OPINION

                                           , 2000

The Former Stockholders of iwin.com, Inc.

iwin.com, Inc.
10940 Wilshire Boulevard
Los Angeles, CA 90024

Ladies and Gentlemen:

     We have acted as counsel for Uproar Inc., a Delaware corporation ("Uproar"), in connection with the execution and delivery of the Agreement and Plan of Reorganization dated July 24, 2000 (the "Merger Agreement") by and among Uproar, iwin.com Acquisition Corporation ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of Uproar, iwin.com, Inc., a Delaware corporation ("iwin.com"), and certain other parties thereto. Pursuant to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into iwin.com, the separate corporate existence of Merger Sub shall cease and iwin.com shall continue as the surviving corporation and a wholly-owned subsidiary of Uproar (the "Merger"). This opinion is being rendered to you pursuant to Section 6.2(c) of the Merger Agreement. Capitalized terms not otherwise defined in this opinion shall have the meaning given them in the Merger Agreement.

     In connection with the opinions expressed herein we have made such examination of matters of law and of fact as we considered appropriate or advisable for purposes hereof. As to matters of fact material to the opinions expressed herein, we have relied upon the representations and warranties as to factual matters contained in and made by Uproar pursuant to the Merger Agreement, a certificate of officers of Uproar and other certificates and statements of government officials. We have also examined originals or copies of such corporate documents or records of Uproar as we have considered appropriate for the opinions expressed herein. We have assumed for the purposes of this opinion that the signatures on documents and instruments examined by us are authentic, that each document is what it purports to be, and that all documents submitted to us as copies or facsimiles conform with the originals, which facts we have not independently verified. We have not conducted a docket search in any jurisdiction with respect to litigation that may be pending against Uproar or any of their respective officers or directors or undertaken any further inquiry other than as stated herein.

     In addition, we have reviewed, among other things, originals, or copies identified to our satisfaction as being true copies, of the Merger Agreement, and the Schedules and Exhibits thereto. We have also reviewed the Registration
Statement on Form S-4, File No.       , initially filed with the Securities and
Exchange Commission (the "SEC") on             , 2000, for the purpose of
registering the shares of common stock to be issued to you pursuant to the Merger Agreement under the Securities Act of 1933, as amended (the "Act")[, as
amended by                ,] and oral advice from                of the SEC that
the SEC had declared such Registration Statement effective as of       p.m.
Eastern Time on             , 2000. Such Registration Statement[, as amended,]
when it became effective, is referred to herein as the "Registration Statement."

     In rendering this opinion, we have also assumed: (A) that the Merger Agreement, the Escrow Agreement, dated the date hereof and attached to the Merger Agreement as Exhibit C thereto (collectively, the "Transaction Documents"), have been duly and validly executed and delivered by all parties other than Uproar who are parties thereto and constitute validly binding and enforceable obligations upon all parties other than Uproar who are parties thereto; (B) that the representations and warranties made in the Transaction Documents by all parties other than Uproar and Merger Sub who are parties thereto are true and correct; (C) that Iwin.com and any stockholders of Iwin.com that are a corporation or other entity, have filed any required state franchise, income or similar tax returns and have paid any required state franchise, income or similar taxes; (D) that there are no facts or circumstances relating to all parties other than Uproar who are parties to the Transaction Documents that might prevent such parties from enforcing any of the rights to which our opinion relates; and (E) that there are no extrinsic agreements or understandings among the parties to the Transaction Documents that would modify or interpret the terms of the Transaction Documents or the respective rights or obligations of the parties thereunder and we are not aware of the existence of any such agreement or understandings.

     In connection with our opinion relating to violations of federal or New York laws, rules or regulations applicable to Uproar, such opinion is limited to such laws, rules or regulations that in our experience are typically applicable to a transaction of the nature contemplated by the Transaction Documents.

     As used in this opinion, the expression "we are not aware" or the phrase "to our knowledge" means as to matters of fact that, based on the actual knowledge of individual attorneys within the firm principally responsible for handling current matters for Uproar and after an examination of documents referred to herein and after inquiries of certain officers of Uproar, we find no reason to believe that the opinions expressed herein are factually incorrect; but beyond that we have made no factual investigation for the purposes of rendering this opinion. Specifically, but without limitation, we have made no inquiries of securities holders or employees (other than obtaining representations from certain officers of Uproar as described above) of Uproar.

     This opinion relates solely to the laws of the State of New York, the General Corporation Law of the State of Delaware and the federal securities laws of the United States, and we express no opinion with respect to the effect or application of any other laws. Special rulings of authorities administering such laws or opinions of other counsel have not been sought or obtained.

     Based upon our examination of and in reliance upon the foregoing and subject to the limitations, exceptions, qualifications and assumptions set forth below and except as set forth in the Merger Agreement or the Acquiror Disclosure Schedule, we are of the opinion that as of the date hereof:

          1. Uproar and Merger Sub are each corporations duly incorporated, validly existing and in good standing under the laws of the State of Delaware and have all requisite corporate power and authority to own their respective properties and to conduct their respective businesses as presently conducted.

          2. Uproar and Merger Sub each has all requisite corporate power and authority to execute, deliver and perform their respective obligations under the Transaction Documents. The execution, delivery and performance of Transaction Documents have been duly authorized by all necessary corporate action of Uproar and Merger Sub, and the Transaction Documents have been duly executed and delivered by Uproar and Merger Sub. Each of the Transaction Documents to which it is a party constitutes a legal, valid and binding obligation of Uproar and/or Merger Sub, enforceable against Uproar and/or Merger Sub in accordance with its terms; provided, however, that no opinion is expressed with respect to the enforceability of the indemnity and escrow obligations of Article VIII of the Merger Agreement.

          3. The execution and delivery by Uproar and Merger Sub and the performance by Uproar and Merger Sub of their respective obligations under the Transaction Documents do not (i) to our knowledge, violate any provision of any federal securities, Delaware corporate or New York law, rule or regulation applicable to Uproar or Merger Sub; (ii) violate any provision of the Certificate of Incorporation or Bylaws of Uproar or Merger Sub, (iii) conflict with or constitute a material default under the provisions of judgments, writs, decrees or orders, if any, specifically identified in the Acquiror Disclosure Schedule, or (iv) conflict with, result in a violation of or a default under the provisions of any material agreement of Uproar set forth on Schedule 1 hereto.

          4. To our knowledge, except as may be set forth in the Acquiror Disclosure Schedule, there is no action, suit, proceeding or investigation pending against Uproar or Merger Sub before any court or governmental agency (i) that questions the validity of the Transaction Documents or the right of Uproar or Merger Sub to enter into the Transaction Documents or
     (ii) that, if determined adversely, would be likely to result in a material adverse change in the financial condition or business of Uproar or Merger Sub.

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          5.  The shares of common stock to be delivered by Uproar have been duly authorized and, when issued and delivered in accordance with the terms of the Merger Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such shares shall not be subject to any preemptive rights.

          6. The Registration Statement has become effective under the Act, and, to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or threatened under the Act.

     Our opinions expressed above are specifically subject to the following limitations, exceptions, qualifications and assumptions:

          A. We express no opinion as to the effect of bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting the relief of debtors or the rights and remedies of creditors generally, including without limitation the effect of statutory or other law regarding fraudulent conveyances and preferential transfers.

          B. We express no opinion as to compliance or noncompliance with applicable federal or state antifraud or antitrust statutes, laws, rules and regulations, including without limitation, the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

          C. Limitations imposed by state law, federal law or general equitable principles upon the specific enforceability of any of the remedies, covenants or other provisions of any applicable agreement and upon the availability of injunctive relief or other equitable remedies, regardless of whether enforcement of any such agreement is considered a proceeding in equity or at law.

          D. The effect of court decisions, invoking statutes or principles of equity, which have held that certain covenants and provisions of agreements are unenforceable where enforcement of such covenants or provisions under the circumstances would violate the enforcing party's implied covenant of good faith and fair dealing.

          E. The unenforceability under certain circumstances of provisions expressly or by implication waiving broadly or vaguely stated rights, unknown future rights, or defenses to obligations or rights granted by law, when such waivers are against public policy or prohibited by law.

          F. The unenforceability under certain circumstances of provisions to the effect that rights or remedies are not exclusive, that rights or remedies may be exercised without notice, that every right or remedy is cumulative and may be exercised in addition to or with any other right or remedy, that election of a particular remedy or remedies does not preclude recourse to one or more remedies, or that failure to exercise or delay in exercising rights or remedies will not operate as a waiver of any such right or remedy.

          G. Any provisions of the Transaction Documents requiring that waivers must be in writing may not be binding or enforceable if a non-executory oral agreement has been created modifying any such provision or an implied agreement by trade practice or course of conduct has given rise to a waiver.

          H. The unenforceability under certain circumstances of provisions indemnifying a party against, or requiring contributions toward, that party's liability for its own wrongful or negligent acts, or where indemnification or contribution is contrary to public policy. In this regard we advise you that in the opinion of the Securities and Exchange Commission, indemnification of directors, officers and controlling persons of an issuer against liabilities arising under the Securities Act of 1933, as amended is against public policy and is therefore unenforceable.

     This opinion is rendered as of the date first written above solely for your benefit in connection with the Merger Agreement and may not be delivered to, quoted or relied upon by any person other than you, or for any other purpose, without our prior written consent. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to

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Uproar or Merger Sub. We assume no obligation to advise you of facts, circumstances, events or developments which hereafter may be brought to our attention and which may alter, affect or modify the opinions expressed herein.

                                      Very truly yours,

                                      GUNDERSON DETTMER STOUGH VILLENEUVE
                                        FRANKLIN & HACHIGIAN, LLP

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                                   EXHIBIT F

                    EMPLOYMENT AND NONCOMPETITION AGREEMENT

                              EMPLOYMENT AGREEMENT

     This Agreement is entered into as of             , 2000 by and between
SCOTT KAUFMAN (the "Employee") and Uproar Inc. (the "Company").

1. DUTIES AND SCOPE OF EMPLOYMENT.

          (a) POSITION. For the term of his employment under this Agreement (the "Employment"), the Company agrees to employ the Employee in the position of Executive Vice President of Product Development managing the areas of online marketing, production, technology, customer service and product development, or in such other position as the Company and the Employee may subsequently agree.

          (b) OBLIGATIONS TO THE COMPANY. During his Employment, the Employee shall devote his full business efforts and time to the Company. During his Employment, without the prior written approval of the Company's Chief Executive Officer, the Employee shall not render services in any capacity to any other person or entity and shall not act as a sole proprietor, partner, contractor, officer, or employee of any other person or entity or as a shareholder of any business that competes with the Company except that if the competing business is a publicly traded company, Employee may own up to 2% of the outstanding shares of such company. The Employee shall comply with the Company's policies and rules, as they may be in effect from time to time during his Employment.

          (c) NO CONFLICTING OBLIGATIONS. The Employee represents and warrants to the Company that he is under no obligations or commitments, whether contractual or otherwise, that are inconsistent with his obligations under this Agreement. The Employee represents and warrants that he will not use or disclose, in connection with his employment by the Company, any trade secrets or other proprietary information or intellectual property in which the Employee or any other person has any right, title or interest and that his employment by the Company as contemplated by this Agreement will not infringe or violate the rights of any other person.

          (d) COMMENCEMENT DATE. The Employee shall commence full-time Employment on the date hereof.

     2. SALARY. The Company shall pay the Employee as compensation for his services a base salary at a gross annual rate of not less than $200,000. Such salary shall be payable in accordance with the Company's standard payroll procedures. (The annual compensation specified in this Section 2, together with any increases in such compensation that the Company may grant from time to time, is referred to in this Agreement as "Base Compensation.")

     3. VACATION AND EMPLOYEE BENEFITS. During his Employment, the Employee shall be eligible for paid vacations in accordance with the Company's standard policy for similarly-situated employees, as in effect from time to time. During his Employment, the Employee shall be eligible to participate in any employee benefit plans maintained by the Company for similarly-situated employees, subject in each case to the generally applicable terms and conditions of the plan in question and to the determinations of any person or committee administering such plan.

     4. ACCELERATED VESTING. In the event of a Change in Control (as defined in the Uproar Inc. 2000 Stock Incentive Plan), and effective immediately before such Change in Control, the Employee will vest in 100% of the unvested shares under the Employee's option to purchase shares of Iwin.com, Inc. common stock granted on July 24, 2000 and assumed by the Company pursuant to the merger
agreement between the Company and Iwin.com, Inc. dated July   , 2000.

     5. BUSINESS EXPENSES. The Company shall reimburse the Employee for all reasonable business expenses actually incurred on the Company's behalf, upon presentation of an itemized expense report and appropriate supporting documentation, all in accordance with the Company's generally applicable policies.

     6. TERM OF EMPLOYMENT. This Agreement shall remain in effect for no longer than twenty-four (24) months.

          (a) BASIC RULE. The Company agrees to continue the Employee's Employment, and the Employee agrees to remain in Employment with the Company, from the date hereof until the date when the Employee's Employment terminates pursuant to section 6 above or subsection (b) or (c) below. The Employee's Employment with the Company shall be "at will," meaning that either the Employee or the Company shall be entitled to terminate the Employee's employment at any time and for any reason, with or without Cause. Any contrary representations that may have been made to the Employee shall be superseded by this Agreement. This Agreement shall constitute the full and complete agreement between the Employee and the Company on the "at will" nature of the Employee's Employment, which may only be changed in an express written agreement signed by the Employee and the Chief Executive Officer.

          (b) TERMINATION. The Company may terminate the Employee's Employment at any time and for any reason (or no reason), and with or without Cause, by giving the Employee notice in writing. The Employee may terminate his Employment by giving the Company 30 days' advance notice in writing. The Employee's Employment shall terminate automatically in the event of his death.

          (c) RIGHTS UPON TERMINATION. Except as expressly provided in Section 6, upon the termination of the Employee's Employment pursuant to this
     Section 6, the Employee shall only be entitled to the compensation, benefits and reimbursements described in Sections 2, 3, 4 and 5 for the period preceding the effective date of the termination. The payments under this Agreement shall fully discharge all responsibilities of the Company to the Employee.

          (d) TERMINATION OF AGREEMENT. This Agreement shall terminate when all obligations of the parties hereunder have been satisfied but no later than 24 months following the effective date of this Agreement. The termination of this Agreement shall not limit or otherwise affect any of the Employee's obligations under Section 8.

     7. TERMINATION BENEFITS.

     (a) GENERAL RELEASE. Any other provision of this Agreement notwithstanding, Subsections (b), (c), and (d) below shall not apply unless the Employee (i) has executed a general release (in a form reasonably prescribed by the Company) of all known and unknown claims that he may then have against the Company or persons affiliated with the Company and (ii) has agreed not to prosecute any legal action or other proceeding based upon any such claims.

     (b) SEVERANCE PAY. If, during the twenty-four (24) months maximum term of this Agreement, the Company terminates the Employee's Employment for any reason other than Cause or Permanent Disability (as defined below) or if Employee resigns for Good Reason (as defined below), then the Company shall pay the Employee a severance calculated as follows: The number of months remaining under this Agreement ("Continuation Period") times Employee's base monthly salary rate in effect at the time of termination of Employment, less applicable withholdings. The severance payments will be made in accordance with the Company's standard payroll procedures, at the Employee's payroll rate, and on the Company's standard payroll dates.

     (c) ACCELERATED VESTING. If the Company terminates the Employee's Employment for any reason other than Cause or Permanent Disability (as defined below) or if Employee resigns for Good Reason (as defined below), then with respect to the Employee's option to purchase shares of Iwin.com, Inc. common stock granted on July 24, 2000 and assumed by the Company pursuant to the merger
agreement between the Company and Iwin.com, Inc. dated July   , 2000, the
Employee will vest in such additional number of option shares as the Employee would have if he had continued to be employed for one (1) additional year.

     (d) HEALTH INSURANCE. If Subsection (b) above applies, and if the Employee elects to continue his health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA") following the termination of his Employment, then the Company shall pay the Employee's monthly premium under COBRA until the earliest of (i) the close of the Continuation Period, (ii) the expiration of the Employee's continuation coverage under COBRA or (iii) the date when the Employee receives substantially equivalent health insurance coverage in connection with new employment or self-employment.

     (e) DEFINITION OF "CAUSE." For all purposes under this Agreement, "Cause" shall mean:

          (i) Any material breach of this Agreement, the Proprietary Information and Inventions Agreement between the Employee and the Company, or any other written agreement between the Employee and the Company, provided that the Employee has been provided notice of such breach and the Employee fails to cure or is unable to cure such breach within five (5) days of such notice;

          (ii) Any material failure to comply with the Company's written policies or rules as then in effect, provided that the Employee has been provided notice of such failure and the Employee fails to cure or is unable to cure such failure within five (5) days of such notice;

          (iii) Conviction of, or a plea of "guilty" or "no contest" to, a felony under the laws of the United States or any state thereof; or

          (iv) Any misconduct including, without limitation, the following: unlawful harassment, discrimination, retaliation, misappropriation or destruction of assets of the Company or other acts of dishonesty, illegal or unethical business practices, or fraud or embezzlement.

     (f) DEFINITION OF "PERMANENT DISABILITY." For all purposes under this Agreement, "Permanent Disability" shall mean that the Employee, at the time notice is given, has failed to perform his duties under this Agreement for a period of not less than 120 consecutive days (or such longer period as may be required by law) as the result of his incapacity due to physical or mental injury, disability or illness.

     (g) DEFINITION OF "GOOD REASON." For all purposes under this Agreement, "Good Reason" shall mean any of the following without Employee's consent:

          (i) Requiring Employee to relocate to offices thirty-five (35) or more miles from 10940 Wilshire Blvd., Los Angeles, California 90024;

          (ii) The assignment of Employee to duties inconsistent with his position as Executive Vice President of Product Development or which reflect an adverse change in his authority, responsibility, or status as Executive Vice President of Product Development with the Company;

          (iii) Any act, set of facts or omissions that would, under applicable law, constitute a constructive termination of Employee; or

          (iv) The Company's material breach of this Agreement.

     8. NON-SOLICITATION AND NON-DISCLOSURE.

     (a) NON-SOLICITATION. During the period commencing on the date of this Agreement and continuing until the first anniversary of the date when the Employee's Employment terminates for any reason, the Employee shall not directly or indirectly, personally or through others, on the Employee's own behalf or on behalf of any other person or entity (i) solicit or attempt to solicit the employment of any person who is, or at any time during the preceding year was, an employee of the Company or any of the Company's affiliates or (ii) solicit or attempt to solicit the business of any customer of the Company or any of the Company's affiliates with whom the Employee had contact during his Employment.

     (b) NON-DISCLOSURE. As an inducement to the Company to enter into this Employment Agreement, the Employee shall, simultaneously with the execution hereof, execute the Proprietary Information and Inventions Agreement attached hereto as Exhibit A.

     9. SUCCESSORS.

     (a) COMPANY'S SUCCESSORS. This Agreement shall be binding upon any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets. For all purposes under this Agreement, the term "Company" shall include any successor to the Company's business and/or assets which becomes bound by this Agreement.

     (b) EMPLOYEE'S SUCCESSORS. This Agreement and all rights of the Employee hereunder shall inure to the benefit of, and be enforceable by, the Employee's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

     10. MISCELLANEOUS PROVISIONS.

     (a) NOTICE. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of the Employee, mailed notices shall be addressed to him at the home address which he most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its General Counsel.

     (b) MODIFICATIONS AND WAIVERS. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Employee and by the Chief Executive Officer of the Company. No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

     (c) WHOLE AGREEMENT. No other agreements, representations or understandings (whether oral or written and whether express or implied) which are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof. This Agreement and the Proprietary Information and Inventions Agreement contain the entire understanding of the parties with respect to the subject matter hereof.

     (d) WITHHOLDING TAXES. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

     (e) CHOICE OF LAW AND SEVERABILITY. This Agreement is executed by the Company in the State of New York and shall be interpreted in accordance with the laws of such State (except their provisions governing the choice of law). If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable in any jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. Should there ever occur any conflict between any provision contained in this Agreement and any present or future statue, law, ordinance or regulation contrary to which the parties have no legal right to contract, then the latter shall prevail but the provision of this Agreement affected thereby shall be curtailed and limited only to the extent necessary to bring it into compliance with applicable law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

     (f) ARBITRATION. Any controversy or claim arising out of or relating to this Agreement or the breach thereof, or the Employee's Employment or the termination thereof, shall be settled in New York, New York, by arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. The decision of the arbitrator shall be final and binding on the parties, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties hereby agree that the arbitrator shall be empowered to enter an equitable decree mandating specific enforcement of the terms of this Agreement. The Company and the Employee shall share equally all fees and expenses of the arbitrator. The Employee hereby consents to personal jurisdiction of the state and federal courts located in the State of New York for any action or proceeding arising from or relating to this Agreement or relating to any arbitration in which the parties are participants.

     (g) NO ASSIGNMENT. This Agreement and all rights and obligations of the Employee hereunder are personal to the Employee and may not be transferred or assigned by the Employee at any time. The Company may assign its rights under this Agreement to any entity that assumes the Company's obligations hereunder in connection with any sale or transfer of all or a substantial portion of the Company's assets to such entity.

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     (h) COUNTERPARTS.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

                                          --------------------------------------
                                          SCOTT KAUFMAN

                                          UPROAR INC.

                                          By
                                          --------------------------------------

                                          Title:
                                          --------------------------------------

                                   EXHIBIT G

                             TARGET'S LEGAL OPINION

            , 2000

                              FORM OF OMM OPINION

Uproar Inc.
240 West 35th Street
New York, New York 10001

Ladies and Gentlemen:

     We have acted as special counsel to iwin.com, Inc., a Delaware corporation (the "Company"), in connection with the transactions contemplated by the Agreement and Plan of Reorganization dated July 25, 2000 (the "Merger Agreement") by and among the Company, Uproar Inc. ("Uproar"), iwin.com Acquisition Corporation ("Merger Sub"), Fredrick Kruger, as Stockholders' Agent (the "Stockholders' Agent"), and the Principal Stockholders named therein providing for the merger (the "Merger") of Merger Sub with and into the Company. In connection with the Merger Agreement and the Merger, the Company, Uproar, the Stockholders' Agent and The Chase Manhattan Bank, as Escrow Agent, have entered
into an Escrow Agreement dated             , 2000 (the "Escrow Agreement"). We
are providing this opinion to you at the request of the Company pursuant to
Section 6.3(e) of the Merger Agreement. The Merger Agreement and the Escrow Agreement are collectively referred to herein as the "Transaction Documents." Except as otherwise indicated, capitalized terms used in this opinion and defined in the Merger Agreement will have the meanings given in the Merger Agreement.

     In our capacity as such counsel, we have examined originals or copies of those corporate and other records and documents we considered appropriate. As to relevant factual matters, we have relied upon, among other things, the Company's factual representations in the Transaction Documents and factual representations in a certificate of the [Chief Operating Officer and Secretary] of the Company
dated             , 2000. In addition, we have obtained and relied upon those certificates of public officials we considered appropriate.

     We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with originals of all documents submitted to us as copies. We have assumed that each natural person who is a party to the Transaction Documents has sufficient legal capacity to enter into and carry out his or her obligations under the Transaction Documents. In addition, we have assumed that there are no extrinsic agreements or understandings among the parties to the Transaction Documents that would modify or interpret the terms of the Transaction Documents or the respective rights or obligations of the parties thereunder; we are not aware of the existence of any such agreement or understandings. To the extent the Company's obligations depend on the enforceability of the Transaction Documents against other parties to the Transaction Documents, we have assumed that the Transaction Documents are enforceable against the other parties thereto.

     On the basis of such examination, our reliance upon the assumptions in this opinion and our consideration of those questions of law we considered relevant, subject to the limitations and qualifications in this opinion and except as set forth in the Merger Agreement and the Target Disclosure Letter, we are of the opinion that:

          1. The Company has been duly incorporated, and is validly existing in good standing under the laws of the State of Delaware, with corporate power to own its properties and assets, to carry on its business as described in the Registration Statement under the caption ["Business of iwin.com"], to enter into the Transaction Documents, and to perform its obligations under the Transaction Documents. The Company is qualified as a foreign corporation to do business in the State of California and the State of New York, and is in good standing in such States.

          2. The execution, delivery and performance of each of the Transaction Documents has been duly authorized by all necessary corporate action on the part of the Company, and each of the Transaction Documents has been duly executed and delivered by the Company.

          3. Each of the Transaction Documents constitutes the legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors' rights generally (including, without limitation, fraudulent conveyance laws) and by general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law.

          4. The authorized capital stock of the Company consists of 35,000,000 shares of common stock, $0.001 par value per share ("Common Stock"), and 20,000,000 shares of preferred stock, $0.001 par value per share ("Preferred Stock"). Based solely upon a review of the Company's corporate minute books and stock ledger, the completeness and accuracy of which has been certified to us by the Company, there are 7,068,189 shares of Common Stock issued and outstanding immediately prior to the Effective Time and 8,525,692 shares of Preferred Stock issued and outstanding immediately prior to the Effective Time, of which 2,250,000 shares of Preferred Stock have been designated as Series A Preferred Stock, 5,177,865 shares of Preferred Stock have been designated as Series B Preferred Stock, and 1,097,827 shares of Preferred Stock have been designated as Series C Preferred Stock.

          5. Based solely upon a review of records certified to us as the charter documents of the Company and its corporate minute books since [specify date], and except as otherwise disclosed in Section 2.2 of the Merger Agreement, the authorized but unissued shares of capital stock of Company are not subject to any warrants, options, rights or commitments granted by the Company, and the Company is not obligated to issue, purchase or redeem any shares of the Company's capital stock.

          6. The Company's execution and delivery of, and performance of its obligations, on or prior to the date hereof under, the Transaction Documents do not (i) violate the Company's Fourth Amended and Restated Certificate of Incorporation or the Company's Bylaws, (ii) violate, breach, or result in a default under, any existing obligation of or restriction on the Company under any Material Contract specifically listed on Schedule
     2.26 of the Merger Agreement, [insert if any disclosure for item 2.9 or
     (iii) breach or otherwise violate any existing obligation of or restriction on the Company under any order, judgment or decree of any California or federal court or governmental authority binding on the Company identified in item 2.9 of the Target Disclosure Letter].

          7. The execution and delivery by the Company of, and performance of its obligations, on or prior to the date hereof under the Transaction Documents does not violate the current Delaware General Corporation Law or any current California statute, rule or regulation that we have, in the exercise of customary professional diligence, recognized as applicable to the Company or to transactions of the type contemplated by the Transaction Documents.

          8. We have not given substantive attention on behalf of the Company to, or represented the Company in connection with, any actions, suits or proceedings pending or threatened against the Company before any court, arbitrator or governmental agency which seeks to affect the enforceability of the Merger Agreement.

     Our opinion in paragraph 3 above as to the enforceability of the Transaction Documents is subject to (i) the unenforceability under certain circumstances of broadly or vaguely stated waivers or waivers of rights granted by law where the waivers are against public policy or prohibited by law and (ii) the unenforceability under certain circumstances of choice of law provisions.

     We advise you that Section 9.7 of the Agreement, which provides for exclusive jurisdiction of the courts of the State of Delaware and federal courts sitting in that State, may not be binding on the courts in the forum(s) selected or excluded.

     We express no opinion with respect to your ability to collect attorneys' fees and costs in an action involving the Transaction Documents if you are not the prevailing party in that action (we call your attention to the effect of Section 1717 of the California Civil Code, which provides that where a contract permits one party thereto to recover attorneys' fees, the prevailing party in any action to enforce any provision of the contract shall be entitled to recover its reasonable attorneys' fees).

     We express no opinion as to any provision of the Transaction Documents requiring written amendments or waivers of the Transaction Documents insofar as it suggests that oral or other modifications, amendments or waivers could not be effectively agreed upon by the parties or that the doctrine of promissory estoppel might not apply.

     We express no opinion as to compliance or noncompliance with applicable federal or state antifraud or antitrust statutes, laws, rules and regulations, including without limitation, the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

     We express no opinion as to the enforceability of the indemnity and escrow obligations of Article VIII of the Merger Agreement or as to the enforceability under certain circumstances of provisions indemnifying a party against, or requiring contributions toward, that party's liability for its own wrongful or negligent acts, or where indemnification or contribution is contrary to public policy. In this regard we advise you that in the opinion of the Securities and Exchange Commission, indemnification of directors, officers and controlling persons of an issuer against liabilities arising under the Securities Act of 1933, as amended, is against public policy and is therefore unenforceable.

     The law covered by this opinion is limited to the current laws of the State of California and the current Delaware General Corporation Law. We express no opinion as to the laws of any other jurisdiction and no opinion regarding the statutes, administrative decisions, rules, regulations or requirements of any county, municipality, subdivision or local authority of any jurisdiction.

     This opinion is furnished by us as special counsel for the Company and may be relied upon by you only in connection with the Transaction Documents. It may not be used or relied upon by you for any other purpose or by any other person, nor may copies be delivered to any other person, without in each instance our prior written consent. This opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention, or any changes in laws which may hereafter occur.

                                          Respectfully submitted,

                                   EXHIBIT H

                               LOCK-UP AGREEMENT

                                                                          , 2000

Uproar Inc.
240 West 35th Street
New York, New York 10001

Dear Sirs:

     As an inducement to Uproar, Inc. ("Uproar") to execute and perform its obligations under the Agreement and Plan of Reorganization, dated July 24, 2000, among Uproar, iwin Acquisition Corp., a wholly owned subsidiary of Uproar ("Merger Sub"), iwin.com, Inc. ("Target") and certain other parties thereto, pursuant to which Merger Sub will merge with and into Target and Target shall survive as a wholly-owned subsidiary of Acquiror (the "Merger"), the undersigned hereby agrees that from the closing date of the Merger (the "Closing Date") and until 180 days after the Closing Date, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock, $0.01 par value, of Uproar (the "Securities") it shall have received pursuant to the Merger, or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Uproar.

     Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement.

     Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to an affiliate (as such term is defined in Rule 405 of the Securities Act of 1933, as amended), or to a family member or to a trust or as a gift may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement.

     In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

     This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

                                          Very truly yours,

                                          --------------------------------------
                                          Name:

                                    ANNEX B

                      OPINION OF BEAR, STEARNS & CO. INC.

                           [BEAR STEARNS LETTERHEAD]

August 30, 2000

The Board of Directors
Uproar Inc.
240 West 35th Street
New York, NY 10001

Ladies and Gentlemen:

     We understand that Uproar Inc. ("Uproar"), iwin Acquisition Corporation, iwin.com, Inc. ("iwin") and certain shareholders of iwin have entered into an Agreement and Plan of Reorganization dated July 25, 2000 (the "Agreement"), pursuant to which all outstanding capital stock of iwin will be converted into shares of common stock of Uproar, and all outstanding options of iwin will be assumed by Uproar, the number and exercise price of all options to be adjusted appropriately (the "Merger"). You have advised us that pursuant to the Agreement, Uproar will issue up to 13,000,186 shares of Uproar common stock and assume all outstanding options and warrants of iwin as contemplated in the Agreement (the "Consideration").

     You have asked us to render our opinion as to whether the Consideration paid is fair, from a financial point of view, to Uproar.

     In the course of performing our review and analyses for rendering this opinion, we have:

     - reviewed the Agreement;

     - reviewed Uproar's Registration Statement on Form S-1 dated March 26, 2000, and its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 2000;

     - reviewed certain internal operating and financial information relating to Uproar's business and prospects provided to Bear Stearns by Uproar management, including income statement, cash flow, and balance sheet projections for Uproar for the two year period ending December 31, 2001;

     - reviewed certain estimates of cost savings and other combination benefits expected to result from the Merger, prepared and provided to us by Uproar's management;

     - met with certain members of Uproar's senior management to discuss Uproar's business, operations, historical and projected financial results and future prospects;

     - reviewed certain operating and financial information relating to iwin's business and prospects including audited financial statements for the year ending December 31, 1999 and unaudited financial statements for the quarterly periods ended March 31 and June 30, 2000, provided to Bear Stearns by iwin's management, and income statement and cash flow projections for the two year period ending December 31, 2001 provided to Bear Stearns by iwin management (and as further adjusted downward by senior management of Uproar);

     - met with certain members of iwin senior management to discuss iwin's business, operations, historical and projected financial results and future prospects;

     - reviewed the historical prices, trading multiples and trading volume of the common shares of Uproar;

     - reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to iwin;

     - reviewed the terms of recent mergers and acquisitions of companies which we deemed generally comparable to Uproar, iwin and the Merger;

     - reviewed the pro forma financial results, financial condition and capitalization of Uproar, giving effect to the Merger; and

     - conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

Uproar Inc.
August 30, 2000
Page  2

     We have relied upon, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the projections provided to us by Uproar and iwin and the synergy estimates provided by Uproar. With respect to Uproar's and iwin's projected financial results and the potential synergies that could be achieved upon consummation of the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior managements of Uproar and iwin as to the expected future performance of Uproar and iwin, respectively. We have not independently verified any such information or the projections and synergy estimates provided to us, and we have further relied upon the assurances of the senior managements of Uproar and iwin that they are unaware of any facts that would make the information, projections and synergy estimates provided to us incomplete or misleading.

     In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Uproar and iwin, nor have we been furnished with any such appraisals. We have assumed that the Merger will qualify as a tax-free "reorganization" within the meaning of the Internal Revenue Code. We have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement without any regulatory limitations, restrictions, conditions, amendments or modifications that collectively would have an adverse effect on Uproar.

     We do not express any opinion as to the price or range of prices at which the shares of common stock of Uproar may trade subsequent to announcement of the Merger or prices or range of prices at which Uproar will trade after the consummation of the Merger.

     Bear Stearns has been previously engaged by Uproar to provide certain investment banking and financial advisory services for which we received customary fees. In the ordinary course of business, Bear Stearns may actively trade the securities of Uproar for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.


     It is understood that this letter is provided to the Board of Directors of Uproar for its use in consideration of the proposed Merger. This opinion does not constitute a recommendation to the Board of Directors of Uproar or any holders of Uproar common stock as to how to vote in connection with the Merger. This opinion does not address Uproar's underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Uproar or the effects of any other transaction in which Uproar might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the holders of Uproar common stock in connection with the Merger. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility to, and do not intend to, update or revise our opinion based on circumstances or events occurring after the date hereof.


     Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration paid is fair, from a financial point of view, to Uproar.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:
---------------------------------------------------
    Edward M. Rimland
    Senior Managing Director

                                    ANNEX C

                        DELAWARE GENERAL CORPORATION LAW

SEC. 262 APPRAISAL RIGHTS.

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d)of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or Section 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    ANNEX D

                        EASDAQ SUPPLEMENTAL INFORMATION

     This addendum contains the additional information that Uproar Inc. ("Uproar", or the "Company") is required to provide in connection with Uproar's request for admission to listing on EASDAQ of up to 14,008,303 new shares of Uproar's common stock (the "New Shares") which are to be issued in connection with the merger described elsewhere in this joint proxy statement/prospectus.

                       TRANSFERABILITY OF THE NEW SHARES

     The New Shares will be freely transferable and fully paid-up.

                             AVAILABLE INFORMATION

     Companies admitted to trading on EASDAQ are required to publish relevant financial and other information regularly and to keep the public informed of all events likely to affect the market price of their securities. Annual and quarterly reports, as well as the Company's certificate of incorporation, bylaws, financial statements and any other corporate documents will be filed with EASDAQ. Price-sensitive information will be made available to investors through the EASDAQ Reuters Company Reporting System ("ECR").

     The EASDAQ rules require that, except in unusual circumstances, the Company must promptly disclose to the public any information that would be expected to be price sensitive or to affect the value of its common stock or influence investors' decisions. The Company must also notify and provide details to the EASDAQ Market Authority of the intended disclosure of any such information prior to its release to the public.

     The EASDAQ rules further require that the Company must provide an annual report, including audited consolidated financial statements, within three months after the end of the financial year. The annual report must disclose all material information relating to the Company and its subsidiaries. The EASDAQ rules also require that the Company must provide unaudited quarterly reports for the first, second and third quarters of the Company's financial year, within two months after the end of the relevant quarter.

     Copies of all documents filed by the Company with EASDAQ will be made available for inspection at the Company's executive offices at 240 West 35th Street, New York, New York 10001 (USA) and at the offices of EASDAQ, 56 Rue de Colonies, Bte.15, B-1000 Brussels, Belgium. Copies of such documents will be made available to investors, free of charge, upon written request to the Company at its above-mentioned office.

                        EASDAQ SETTLEMENT AND CLEARANCE

     The following summarises the Company's understanding of the operation of the clearing system on EASDAQ.

     Uproar's shares of common stock are quoted on EASDAQ in USD. Transactions in Uproar's shares on EASDAQ will be settled in USD through the Euroclear and Clearstream Banking System or any other Euroclear or Clearstream Banking eligible currency through the Euroclear or Clearstream Banking System. Morgan Guaranty Trust Company of New York, Brussels Office, is operator of the Euroclear System. Clearstream Banking is a societe anonyme under Luxembourg law. Euroclear and Clearstream Banking are DTC indirect participants. Investors in Uproar's shares on EASDAQ must have a securities account with a financial institution that directly or indirectly has access to Euroclear or Clearstream Banking. Stockholders holding Uproar's shares in certificated form outside of the Euroclear System will need to deposit the shares into the settlement system before being able to trade the shares on EASDAQ.

     Euroclear and Clearstream Banking hold securities and book-entry interest in securities for their direct participants and facilitate the clearance and settlement of securities transactions between their respective participants, and between their participants and participants of certain other securities intermediaries, including DTC, through electronic book-entry changes in accounts of such participants or other securities intermediaries.

     Euroclear and Clearstream Banking provide their respective participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear and Clearstream Banking have established an electronic bridge between their two systems across which their respective participants may settle trades with each other.

     Euroclear and Clearstream Banking participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, foreign depositories, corporations, trust companies and certain other organisations and include certain of the underwriters.

     Euroclear and Clearstream Banking will, on behalf of participants, collect all dividends, interest, cash distributions and any other payments received by it and will notify participants as to the amounts to which they are entitled and the date when such amounts are due. Dividends, interest, commission, charges and taxes will be credited or debited when due and received. It will be the responsibility of the participants to pass on all dividends, interest, distributions and other amounts and payments and any information received from Euroclear and Clearstream Banking to their clients. Any dividends will be payable in USD.

     In case of any corporate action to be taken by Uproar, Euroclear and Clearstream Banking will inform their participants of such action and take up new shares, rights or the like on their behalf or ask for their instructions regarding such action. Euroclear and Clearstream Banking will also give notice to their participants holding shares if and when an ordinary or extraordinary meeting of shareholders is called, giving the date and place of the meeting in order to vote. Upon request Euroclear and Clearstream Banking will make available all necessary material to effect proxy voting. Uproar or its registrar, secretary or paying agent will inform Euroclear and Clearstream Banking of the aforementioned transactions.

     Persons proposing to trade Uproar's shares on EASDAQ should inform themselves about the costs of such trading, including any taxes that might arise from such trade.

                         TAXATION OF BELGIAN INVESTORS

     The following is a summary of certain Belgian tax consequences of the acquisition, ownership and disposition of the Company's shares of common stock. It is based on the tax laws applicable in Belgium as in effect at the date of this joint proxy statement/prospectus, and is subject to changes in Belgian law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country other than Belgium, nor does it take into account the individual circumstances of each investor.

     Prospective investors in the ordinary shares are advised to consult their own tax advisors as to the Belgian and other tax consequences of the acquisition, ownership and disposition of the ordinary shares.

BELGIAN INDIRECT TAXES


     In principle, a stamp tax is levied upon the subscription of new shares and the purchase and sale in Belgium of shares through a professional intermediary. The rate applicable to subscriptions of new shares is 0.35 per cent but there is a limit of 10,000 Belgian francs ("BEF"), or EUR 248, per transaction. The rate applicable for secondary sales and purchases in Belgium of shares through a professional intermediary is 0.17 per cent, but there is a limit of BEF 10,000 or EUR 248 per transaction.


     An exemption is available to professional intermediaries (e.g., credit institutions), insurance companies, pension funds and collective investment vehicles who are acting for their own account. A non-resident stockholder who is acting for his own account will also be entitled to an exemption from this stamp tax, provided that he delivers to the issuer or the professional intermediary, as the case may be, an affidavit confirming his non-resident status in Belgium.

TAXATION OF DIVIDENDS

     For Belgian income tax purposes, the gross amount of all distributions made by the Company (other than the repayment of paid-in capital) is in general taxed as a dividend.

  Belgian Withholding Tax


     Dividends distributed on shares of common stock are, in principle, subject in Belgium to a withholding tax at the rate of 25 per cent, when paid or attributed through an intermediary in Belgium. No dividend withholding tax is due if the shareholder is a company subject to Belgian corporate income tax. Belgian law provides for a reduction of the 25 per cent withholding tax rate to 15 per cent with regard to dividends on shares issued as of January 1, 1994 by public offer, and on certain shares issued as of January 1, 1994 other than by public offer provided that a number of conditions are met (e.g. shares which are not issued to the public must be registered shares or must be held in "open custody" in Belgium). Because these conditions are met in the case of the Shares, and the Company has not renounced to the benefit of the lower withholding rate, the withholding tax rate applicable to the Shares is in principle 15 per cent.


     For stockholders who are not Belgian residents, dividends which are not paid or attributed through an intermediary or paying agent in Belgium are in principle not subject to withholding tax in Belgium.


  Income Tax for Belgian Resident Individuals



     In the hands of an individual Belgian resident who is holding his shares as a private investment, rather than as a business asset, the Belgian dividend withholding tax is a final tax. In such case, to the extent tax is withheld by a Belgian intermediary, the dividends need not be reported in the individual's annual income tax return. If no withholding tax has been levied (i.e. in case of payment or attribution outside Belgium), the individual must report the dividends in his tax returns as dividend income. He will be taxed at the separate rate of 25 per cent (or at the separate rate of 15 per cent if the reduced rate applies), to be increased by a municipal surcharge (varying, in general, from 6 per cent to 9 per cent of the federal income tax).



     In the hands of an individual Belgian resident whose shares are effectively connected with his business, the dividends are taxable at the ordinary rates for business income (i.e., varying from 25 per cent to 55 per cent to be increased by the municipal surcharge and an additional crisis contribution of up to 3 per cent of the tax due). Any Belgian withholding tax is creditable against the final income tax due, provided that the holder has the full ownership of the shares at the time of payment of the dividends and provided that the dividend distribution does not entail a reduction in value of, or capital loss on, the shares.


  Income Tax for Belgian Resident Companies


     Dividends received by Belgian resident companies are, in principle, subject to corporate income tax at the rate of 40.17 per cent (i.e., the standard rate of 39 per cent increased by the crisis contribution).



     However, provided that the dividends benefit from the so-called "dividend-received deduction," only up to 95 per cent of the dividends received will be deductible from the other income of the book year. In order to benefit from the deduction, the company must not fall within one of the categories of which the dividends are expressly excluded from the "dividend-received deduction", e.g., companies which are not subject to a company tax or which are subject to a company tax regime which is significantly more advantageous than the Belgian tax regime. As Uproar's shares are traded on EASDAQ and provided Uproar continues to have an active business in the US, the taxation requirement will be met. Under the minimum holding requirement, the recipient company should hold, at the time of payment of the dividends, an equity participation in Uproar of at least 5 per cent or having an acquisition value of at least BEF 50,000,000. The dividend-received deduction also applies, even if the minimum holding requirement is not fulfilled, if the recipient company is identified as a credit institution mentioned in Article 56, (Section) 1 of the Belgian Income Tax Code of 1992, as an insurance company mentioned in Article 56, (Section) 2, 2(DEGREE), h of the Belgium Income tax Code of 1992, as a broker dealer as mentioned in Article 47 of the Law of 6 April 1995, or as an investment company, as defined in Article 2, (Section) 2, 6(DEGREE) of the Belgian Income Tax Code 1992.



     If the company benefits from a tax exemption or a tax rate of less than 15 per cent, the dividend-received deduction will be disallowed. If the applicable tax rate varies from 15 per cent to 25 per cent, the dividend received deduction is likely to apply, although no assurance can be given in this respect in the absence of a ruling from the Belgian Tax Authorities.

     Any Belgian dividend withholding tax can, in principle, be credited against the company's final income tax, provided that the company has the full ownership of the shares at the time of the payment or attribution of the dividends and provided that the dividend distribution does not entail a reduction in value of or capital loss on the shares.

  Income Tax for Belgian Resident Entities Subject to the Legal Entities Tax (Pension Funds, etc.)


     The payment of dividends to a Belgian legal entity is subject to Belgian withholding tax at the rate of 25 per cent (or the reduced rate of 15 per cent), which must be withheld by the receiving legal entity itself. If a Belgian intermediary intervenes in the payment of dividends to a Belgian legal entity, the tax is to be withheld by the intermediary. In that event the receiving legal entity has no withholding obligation.



     The Belgian dividend withholding tax is a final tax for entities subject to the Legal Entities Tax.


  Income Tax for Belgian Non-Residents

     A Belgian non-resident, who does not carry on business in Belgium through a Belgian establishment (or permanent establishment) to which shares are attributable, will not be subject to any Belgian income tax other than the dividend withholding tax which might be due on the dividends paid through the intermediary of a Belgian paying agent.

     A Belgian non-resident company carrying on a business in Belgium through a Belgian establishment (or permanent establishment) to which the shares are attributable will be subject to the same tax rules as those discussed for Belgian resident companies.

CAPITAL GAINS TAXATION

     Individual Belgian residents holding shares as a private investment and entities subject to Legal Entities Tax are not subject to the Belgian capital gains taxation on the disposal of such shares. Individual Belgian residents may, however, be subject to a 33 per cent tax (to be increased with the municipal surcharge and the crisis contribution) if the capital gain is deemed to be "speculative."


     Individual Belgian residents whose holding of shares is effectively connected with a business are taxable at the ordinary progressive income tax rates for business income on any capital gains realised on the disposal of such shares.


     Belgian resident companies are not subject to capital gains taxation provided that the dividends received on the shares qualify for the "dividend-received deduction". It is not necessary to satisfy the minimum holding requirement.

     Belgian resident entities subject to the Legal Entities Tax are not subject to the Belgian capital gains taxation on the disposal of the Shares.

     Belgian non-residents who do not carry on a business in Belgium through a Belgian establishment (or permanent establishment) to which the shares are attributable, are not subject to any Belgian capital gains taxation on the disposal of the shares. Capital gains realised by Belgian non-resident companies carrying on a business in Belgium through a Belgian establishment (or permanent establishment) to which the shares are attributable, are subject to the same tax rules as those discussed of Belgian resident companies.

     THE SUMMARY OF TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. ALL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SHARES TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF STATE AND LOCAL TAX LAW OR FOREIGN TAX LAWS NOT DISCUSSED ABOVE, AND OF POSSIBLE CHANGES IN TAX LAW.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Uproar's Certificate of Incorporation in effect as of the date hereof, and Uproar's Certificate of Incorporation to be in effect upon the closing of the merger (collectively, the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended, or DGCL, Uproar's directors shall not be personally liable to the Uproar or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Uproar. Under the DGCL, the directors have a fiduciary duty to Uproar which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to Uproar, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws. Uproar has obtained liability insurance for its officers and directors.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - arising under Section 174 of the DGCL; or

     - for any transaction from which the director derived an improper personal benefit.

     The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate eliminates the personal liability of directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that Uproar shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Uproar, or is or was serving at the request of Uproar as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


(a)  EXHIBITS



EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
 2.1         Agreement and Plan of Reorganization, dated July 25, 2000, by and among the Registrant, iwin Acquisition Corporation, iwin, various stockholders of iwin and their appointed agent
             (included as Annex A to this registration statement and
             incorporated herein by reference).
 3.1(2)      Certificate of Incorporation of Uproar Inc.
 3.2*        Certificate of Correction of Certificate of Incorporation of
             Uproar Inc.
 3.3(2)      Bylaws of Uproar Inc.
 3.4(2)      Certificate of Incorporation of Uproar Ltd.

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
 3.5(2)      Memorandum of Association of Uproar Ltd.
 3.6(2)      Bye-laws of Uproar Ltd.
 3.7(1)      Certificate of Domestication of Uproar Ltd.
 3.8(1)      Certificate of Ownership and Merger of Uproar Inc. with and into Uproar Ltd.
 4.1(3)      Specimen stock certificate.
 4.2(5)      Internet Game Development Agreement, dated January 12, 1999, by and between Pearson Television, Inc. and the Registrant.
 4.3(1)      Registration Rights Agreement, dated February 2, 2000, by
             and between Registrant and Trans Cosmos USA, Inc.
 4.4         Form of Voting Agreement, dated July 25, 2000, by and
             between iwin and various stockholders of Uproar (included as part of Exhibit B to Annex A of this registration statement and incorporated herein by reference).
 4.5         Form of Target Affiliate Agreement to be executed by the
             Registrant and various affiliates of iwin (included as
             Exhibit D to Annex A of this registration statement and
             incorporated herein by reference).
 4.6         Form of Escrow Agreement to be executed by the Registrant, iwin, the appointed agent of the iwin stockholders, and the escrow agent (included as Exhibit C to Annex A of this
             registration statement and incorporated herein by
             reference).
 4.7         Form of Lock-Up Agreement to be executed by the Registrant and various stockholders of iwin (included as Exhibit H to
             Annex A of this registration statement and incorporated
             herein by reference).
 4.8         Registration Rights Agreement, dated August 7, 2000, among the Registrant, Tulchinsky-Stern Trust Co. Ltd. and the
             other persons listed therein.
 4.9         See Exhibit 3.1 and 3.2 for provisions of the Certificate of
             Incorporation and Bylaws defining the rights of holders of common stock.
 5.1         Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP.
10.1(3)      Uproar Ltd. 1999 Share Option/Share Issuance Plan.
10.2(4)      Uproar Inc. 2000 Stock Incentive Plan.
10.3(2)      Employment Agreement, dated September 6, 1999, by and
             between Kenneth D. Cron and the Registrant.
10.4(1)      Employment Agreement dated September 6, 1999, by and between
             Christopher R. Hassett and the Registrant.
10.5(2)      Employment Agreement, dated December 20, 1999, by and
             between Michael K. Simon and the Registrant.
10.6         Employment Agreement, to be entered into by and between
             Scott Kaufman and the Registrant (included as Exhibit F to
             Annex A of this registration statement and incorporated
             herein by reference).
10.7         Agreement and Plan of Merger, dated August 7, 2000, by and among the Registrant, Uproar Acquisition Corporation, Take
             Aim Holdings Ltd., and the shareholders and warrantholders listed therein.
10.8(2)      Lease agreement, as amended, dated April 19, 1999, by and
             between Nassau Bay Associates, L.P., and the Registrant.
10.9(2)      Lease agreement, dated November 9, 1999, by and between
             Golden Van Associates, LLC, and the Registrant.
10.10(2)     Lease agreement, dated September 7, 1998, by and between ANU
             Kft. and the Registrant.
10.11(5)     Internet Game Development Agreement, dated January 12, 1999, by and between Pearson Television, Inc. and the Registrant.

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
10.12*       Amended and Restated Internet Game Development Agreement,
             dated July 24, 2000, by and between Pearson Television, Inc.
             and the Registrant.
10.13(6)     License and Services Agreement, dated September 29, 1999, by and between Telefonica Interactiva de Contenidos and the
             Registrant.
10.14(1)     Agreement and Plan of Reorganization, dated April 29, 2000, by and between the Registrant and PrizePoint Entertainment
             Corporation.
10.15(1)     Common Stock Purchase Agreement, dated February 2, 2000, by and between the Registrant and Trans Cosmos USA, Inc.
10.16        Form of Voting Agreement, dated July 25, 2000, by and
             between the Registrant and various stockholders of iwin
             (included as part of Exhibit B to Annex A of this
             registration statement and incorporated herein by
             reference).
10.17        Form of Opinion of Gunderson Dettmer Stough Villeneuve
             Franklin & Hachigian, LLP regarding certain tax aspects of the merger.
10.18        Form of Opinion of O'Melveny & Myers LLP regarding certain tax aspects of the merger.
13.1(7)      Form 10-Q as filed with the SEC by the Registrant on August
             8, 2000.
16.1(1)      Letter from PricewaterhouseCoopers LLP.
21.1*        List of Subsidiaries.
23.1         Consent of KPMG LLP.
23.2         Consent of KPMG Hungaria Kft.
23.3         Consent of Ernst & Young LLP.
23.4         Consent of Bear, Stearns & Co. (included as Annex B and
             incorporated herein by reference).
23.5         Consent of Arthur Andersen LLP.
24.1         Powers of attorney (see signature page).
27.1(7)      Financial Data Schedule.
99.1*        Form of Proxy of Uproar.
99.2*        Form of Proxy of iwin.


---------------

 *  Previously filed.


(1) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999, and Amendment No. 1 to such registration statement, filed on February 7, 2000.

(2) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999.

(3) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999, and Amendment No. 5 to such registration statement, filed on March 16, 2000.

(4) Incorporated by reference to the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders, dated April 10, 2000.

(5) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999, and Amendment No. 4 to such registration statement, filed on March 13, 2000.

(6) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999, and Amendment No. 2 to such registration statement, filed on February 18, 2000. Confidential treatment for certain provisions have been granted by the SEC. Omitted material for which confidential treatment has been granted has been filed separately.

(7) Incorporated by reference to the Registrant's Form 10-Q, filed August 8,
    2000.


(b)  FINANCIAL STATEMENT SCHEDULES


     None.

ITEM 22.  UNDERTAKINGS.

     (1) The undersigned registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (3) Uproar undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Uproar pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Uproar of expenses incurred or paid by a director, officer or controlling person of Uproar in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (5) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (6) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (7) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the fifteenth day of September 2000.


                                          UPROAR INC.
                                          (Registrant)


Date: September 15, 2000


                                          By: /s/    KENNETH D. CRON
                                            ------------------------------------
                                                      Kenneth D. Cron
                                             Chairman of the Board of Directors
                                                             and
                                                  Chief Executive Officer
                                                 (DULY AUTHORIZED OFFICER)


                               POWER OF ATTORNEY



     We, the undersigned officers and directors of Uproar Inc., hereby severally constitute and appoint Kenneth D. Cron, our true and lawful attorney, with full power to him singly, to sign for us and in our names in the capacities indicated below, any amendments to this registration statement, and generally to do all things in our names and on our behalf in such capacities to enable Uproar Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all the requirements of the Securities and Exchange Commission.



                     SIGNATURE                                  TITLE(S)                    DATE
                     ---------                                  --------                    ----

               /s/ THOMAS E. DOOLEY                  Director                         September 4, 2000
---------------------------------------------------
                 Thomas E. Dooley

              /s/ CATHERINE V. MACKAY                Director                         September 4, 2000
---------------------------------------------------
                Catherine V. Mackay

               /s/ MICHAEL K. SIMON                  Executive Vice President,        September 4, 2000
---------------------------------------------------    President of International
                 Michael K. Simon                      and Director



                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended, this report has been signed below by the following persons on behalf of registrant and in the capacities and on the dates indicated.



                     SIGNATURE                                  TITLE(S)                    DATE
                     ---------                                  --------                    ----

                /s/ KENNETH D. CRON                  Chairman of the Board of        September 15, 2000
---------------------------------------------------    Directors and Chief
                  Kenneth D. Cron                      Executive Officer (Principal
                                                       Executive Officer)

                     SIGNATURE                                  TITLE(S)                    DATE
                     ---------                                  --------                    ----
                         *                           President, Chief Operating      September 15, 2000
---------------------------------------------------    Officer and Director
              Christopher R. Hassett

                         *                           Chief Financial Officer         September 15, 2000
---------------------------------------------------    (Principal Financial and
                  Joel E. Wilhite                      Accounting Officer)

                         *                           Director                        September 15, 2000
---------------------------------------------------
               Thompson B. Barnhardt

                         *                           Director                        September 15, 2000
---------------------------------------------------
                 Thomas E. Dooley

                         *                           Director                        September 15, 2000
---------------------------------------------------
                   Esther Dyson

                         *                           Director                        September 15, 2000
---------------------------------------------------
               James J. Geddes, Jr.

                         *                           Director                        September 15, 2000
---------------------------------------------------
                Catherine V. Mackay

                         *                           Executive Vice President,       September 15, 2000
---------------------------------------------------    President of International
                 Michael K. Simon                      and Director

      *By: Kenneth D. Cron, attorney-in-fact.

                                 EXHIBIT INDEX


EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
 2.1         Agreement and Plan of Reorganization, dated July 25, 2000, by and among the Registrant, iwin Acquisition Corporation, iwin, various stockholders of iwin and their appointed agent
             (included as Annex A to this registration statement and
             incorporated herein by reference).
 3.1(2)      Certificate of Incorporation of Uproar Inc.
 3.2*        Certificate of Correction of Certificate of Incorporation of
             Uproar Inc.
 3.3(2)      Bylaws of Uproar Inc.
 3.4(2)      Certificate of Incorporation of Uproar Ltd.
 3.5(2)      Memorandum of Association of Uproar Ltd.
 3.6(2)      Bye-laws of Uproar Ltd.
 3.7(1)      Certificate of Domestication of Uproar Ltd.
 3.8(1)      Certificate of Ownership and Merger of Uproar Inc. with and into Uproar Ltd.
 4.1(3)      Specimen stock certificate.
 4.2(5)      Internet Game Development Agreement, dated January 12, 1999, by and between Pearson Television, Inc. and the Registrant.
 4.3(1)      Registration Rights Agreement, dated February 2, 2000, by
             and between Registrant and Trans Cosmos USA, Inc.
 4.4         Form of Voting Agreement, dated July 25, 2000, by and
             between iwin and various stockholders of Uproar (included as part of Exhibit B to Annex A of this registration statement and incorporated herein by reference).
 4.5         Form of Target Affiliate Agreement to be executed by the
             Registrant and various affiliates of iwin (included as
             Exhibit D to Annex A of this registration statement and
             incorporated herein by reference).
 4.6         Form of Escrow Agreement to be executed by the Registrant, iwin, the appointed agent of the iwin stockholders, and the escrow agent (included as Exhibit C to Annex A of this
             registration statement and incorporated herein by
             reference).
 4.7         Form of Lock-Up Agreement to be executed by the Registrant and various stockholders of iwin (included as Exhibit H to
             Annex A of this registration statement and incorporated
             herein by reference).
 4.8         Registration Rights Agreement, dated August 7, 2000, among the Registrant, Tulchinsky-Stern Trust Co. Ltd. and the
             other persons listed therein.
 4.9         See Exhibit 3.1 and 3.2 for provisions of the Certificate of
             Incorporation and Bylaws defining the rights of holders of common stock.
 5.1         Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
             Hachigian, LLP.
10.1(3)      Uproar Ltd. 1999 Share Option/Share Issuance Plan.
10.2(4)      Uproar Inc. 2000 Stock Incentive Plan.
10.3(2)      Employment Agreement, dated September 6, 1999, by and
             between Kenneth D. Cron and the Registrant.
10.4(1)      Employment Agreement dated September 6, 1999, by and between
             Christopher R. Hassett and the Registrant.
10.5(2)      Employment Agreement, dated December 20, 1999, by and
             between Michael K. Simon and the Registrant.
10.6         Employment Agreement, to be entered into by and between
             Scott Kaufman and the Registrant (included as Exhibit F to
             Annex A of this registration statement and incorporated
             herein by reference).

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
10.7         Agreement and Plan of Merger, dated August 7, 2000, by and among the Registrant, Uproar Acquisition Corporation, Take
             Aim Holdings Ltd., and the shareholders and warrantholders listed therein.
10.8(2)      Lease agreement, as amended, dated April 19, 1999, by and
             between Nassau Bay Associates, L.P., and the Registrant.
10.9(2)      Lease agreement, dated November 9, 1999, by and between
             Golden Van Associates, LLC, and the Registrant.
10.10(2)     Lease agreement, dated September 7, 1998, by and between ANU
             Kft. and the Registrant.
10.11(5)     Internet Game Development Agreement, dated January 12, 1999, by and between Pearson Television, Inc. and the Registrant.
10.12*       Amended and Restated Internet Game Development Agreement,
             dated July 24, 2000, by and between Pearson Television, Inc.
             and the Registrant.
10.13(6)     License and Services Agreement, dated September 29, 1999, by and between Telefonica Interactiva de Contenidos and the
             Registrant.
10.14(1)     Agreement and Plan of Reorganization, dated April 29, 2000, by and between the Registrant and PrizePoint Entertainment
             Corporation.
10.15(1)     Common Stock Purchase Agreement, dated February 2, 2000, by and between the Registrant and Trans Cosmos USA, Inc.
10.16        Form of Voting Agreement, dated July 25, 2000, by and
             between the Registrant and various stockholders of iwin
             (included as part of Exhibit B to Annex A of this
             registration statement and incorporated herein by
             reference).
10.17        Form of Opinion of Gunderson Dettmer Stough Villeneuve
             Franklin & Hachigian, LLP regarding certain tax aspects of the merger.
10.18        Form of Opinion of O'Melveny & Myers LLP regarding certain tax aspects of the merger.
13.1(7)      Form 10-Q as filed with the SEC by the Registrant on August
             8, 2000.
16.1(1)      Letter from PricewaterhouseCoopers LLP.
21.1*        List of Subsidiaries.
23.1         Consent of KPMG LLP.
23.2         Consent of KPMG Hungaria Kft.
23.3         Consent of Ernst & Young LLP.
23.4         Consent of Bear, Stearns & Co. (included as Annex B and
             incorporated herein by reference).
23.5         Consent of Arthur Andersen LLP.
24.1         Powers of attorney (see signature page).
27.1(7)      Financial Data Schedule.
99.1*        Form of Proxy of Uproar.
99.2*        Form of Proxy of iwin.


---------------

 *  Previously filed.


(1) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999, and Amendment No. 1 to such registration statement, filed on February 7, 2000.

(2) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999.

(3) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999, and Amendment No. 5 to such registration statement, filed on March 16, 2000.

(4) Incorporated by reference to the Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders, dated April 10, 2000.

(5) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999, and Amendment No. 4 to such registration statement, filed on March 13, 2000.

(6) Incorporated by reference to the Registrant's registration statement on Form S-1, filed December 21, 1999, and Amendment No. 2 to such registration statement, filed on February 18, 2000. Confidential treatment for certain provisions have been granted by the SEC. Omitted material for which confidential treatment has been granted has been filed separately.

(7) Incorporated by reference to the Registrant's Form 10-Q, filed August 8,
    2000.